FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of October, 2007
Commission File Number: 001-12518
Banco Santander, S.A.
(Exact name of registrant as specified in its charter)
Ciudad Grupo Santander
28660 Boadilla del Monte (Madrid) Spain
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑            Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐            No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐            No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐            No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco Santander, S.A.

Item

1	Press release, dated October 25th 2007, entitled “Banco Santander’s attributable profit rose 33% to EUR 6.572 billion in the first nine months of 2007”

2	Presentation, dated October 25th 2007, entitled “Activity and Results, January – September 2007”

3	Santander January – September 2007 Financial Report

4	Santander January – September 2007 Results

Item 1
Press release
Banco Santander’s attributable profit rose 33%
to EUR 6.572 billion in the first nine months of 2007
Attributable profit, excluding capital gains, amounted to EUR 6,006 million, up 21% from the same period last year.
•	Revenue rose by 21%, which continues to be more than double the increase in costs, which grew by 10%, allowing operating income to rise by 31%.

•	Revenue growth was supported by strong activity in all businesses in Europe as well as Latin America. Loans grew by 13% and customer funds by 15%, without including the exchange rate effect.

•	In Continental Europe, attributable profit grew by 35% to EUR 3,533 million with growth in loans of 16% and in customer funds of 12%.

•
In Latin America, attributable profit rose by 23% in dollar terms to $2,747 million, with growth of 19% in loans and 18% in customer funds. In euros, attributable profit reached EUR 2,044 million, up 14%.

•	Abbey’s attributable profit rose 21% to £613 million, with growth of 8% in loans and 5% in deposits. In euros, attributable profit reached EUR 906 million, up 22%.

•	The 11-point difference between revenue and cost growth enabled group activity to improve by 4.3 percentage points to 44.0% (and without amortization to 39.3%).

•	The non-performing loan rate was 0.89% and the coverage rate was 158%, compared to 0.87% and 177%, respectively, from the previous year.

•	In the first nine months of the year, Santander sold its 1.79% stake in Intesa Sanpaolo with a capital gain of EUR 566 million.

•	The second dividend charged against 2007 results, amounting to EUR 0.12294, up 15%, will be paid from November 1.

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 — Fax: 34 91 257 10 39

Madrid, October 25th, 2007 — Grupo Santander registered attributable profit of EUR 6,572 million in the first nine months of 2007, an increase of 33% from the previous year. This result includes EUR 566 million in capital gains from the sale of the 1.79% stake in Intesa Sanpaolo. Excluding this transaction, attributable profit amounted to EUR 6,006 million, an increase of 21%. Third quarter attributable profit rose to EUR 2,113 million, a record and the second consecutive quarter to exceed EUR 2,000 million.
The first nine months results exceed those obtained in 2005, when attributable profit was EUR 6,220 million (EUR 5,212 million without capital gains). These results are in line with the goal of ending the year with an attributable profit of EUR 8,000 million, excluding extraordinary items, announced at the Shareholders Meeting of June 23rd.
Results
The key factor in the first nine months of 2007 continues to be strong growth in business activity, which rose by 14%, and the growing gap between the loan yield and the cost of funds. This has enabled revenues to grow by more than double the increase in costs, 21% versus 10%, allowing net operating income to rise 31%.
Provisions for insolvency grew 34%, in line with growth in net operating income. The increase in provisions is due to mainly Latin America (fundamentally Brazil and Mexico), where the change in business mix towards more profitable products involves assuming higher risk premiums, and the inclusion in 2007 of Drive, the consumer finance business acquired in the US. Profit from ordinary activity was EUR 6,417 million, up 27%.
Businesses in Continental Europe registered growth in operating margin of 29%, with an increase of 23% in revenue and 14% in costs. Attributable profit from January to September reached EUR 3,533 million, up 35%. The greatest contribution came from the Santander branch network in Spain, with EUR 1,357 million, up 29%, followed by Santander Consumer Finance, with EUR 551 million, up 30%, Banesto, with EUR 507 million, 25% higher (excluding the capital gains from the sale of Urbis in 2006) and Portugal, with EUR 406 million, up 24%.

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 — Fax: 34 91 257 10 39

The Santander network in Spain focused on profitable growth, which enabled it to continue to improve its growth rate in net interest income, which increased by 21%, nearly three times the rise in costs (+8%). Moreover, the Santander network was able to bear the costs of eliminating income from fees on services to all linked customers, as well as the new groups included this year (self-employed customers, storekeepers, students, immigrants). The Santander branch network’s efficiency ratio was 39.0%, an improvement of 2.5 points, despite the addition of 120 branches to the network in the last 12 months.
In Latin America, costs grew by 18%, mainly due to investments being carried out in new projects and the branch networks in the main countries, whilst revenues grew at 33%, so that net operating income rose by 45% (all changes are in dollars, the operating currency). Attributable profit from the region grew by 23% to US $2,747 million (EUR 2,044 million, up 14%). Brazil made the largest contribution, with a profit of $940 million, up 26%, followed by Mexico with $682 million, up 40% and Chile with $576 million, up 29%.
Abbey’s results are in line with the framework laid out in its strategic plan, with growth of 7% in revenue and a reduction of 4% in costs, resulting in a growth of 19% in net operating income and of 21% in attributable profit, measured in pounds. In euros, attributable profit for the first nine months grew 22% to EUR 906 million, in line with the target for the year of EUR 1,200 million.
By business, retail banking pretax profit increased by 27% to EUR 7,003 million, Global Wholesale Banking by 43% to EUR 1,632 and Asset Management and Insurance by 18% to EUR 546 million. These figures show that retail banking accounts for 76% of the Group’s profit, Global Wholesale Banking 18% and Asset Management and Insurance 6%.
Business
Santander ended the third quarter with EUR 1,066,055 million in funds under management, an increase of 11%. Of these, EUR 886,668 million are on the balance sheet, also up by 11%, and the rest off-balance mutual funds, pensions and other customer funds.

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 — Fax: 34 91 257 10 39

Group gross lending was EUR 559,776 million at the end of the third quarter, up 11% (13% excluding the exchange rate effect). Continental Europe accounted for 54% of this lending, the United Kingdom (Abbey) 34% and Latin America the remaining 12%.
In Continental Europe, lending grew by 16%, to EUR 296,587 million, with increases in all countries and units. The Santander branch network in Spain increased lending by 12%, Banesto by 25%, Portugal by 7% and Santander Consumer Finance by 24%. The Santander branch network increased business volumes and improved its margins. The success of the ‘We Want to be Your Bank’ programme, launched in 2006, has resulted in an 8% increase in linked customers in the last 12 months. Lending volume to individuals grew by 11% and to companies by 13% with growth in mortgage lending slowing to 12%.
Banesto lending to individuals grew by 17%, to companies by 28% and mortgage business by 15%. Santander Consumer Finance this year incorporated Drive. Without Drive’s figures, new lending at Santander Consumer Finance grew 7%, with increases of 18% in the Nordic countries and Eastern Europe and 14% in Spain, with a decline of 1% in Germany. The performance in Germany is related to an increase in the VAT rate this year, which drove a wave of purchases in the fourth quarter of 2006, which has since resulted in a 1% drop in the core auto financing business. In Portugal, Santander Totta grew by 20% in SME financing and 11% in loans to individuals.
Loan volume in Latin America came to EUR 64,346 million, an increase of 19% in local currencies. Brazil, which opened 187 branches in the last 12 months and installed 165 automatic tellers, increased lending by 27%, with growth of 29% in both lending to individuals and SMEs. Mexico grew by 30%, with increases of 37% in lending to individuals, and 75% to SMEs and companies. In Chile, lending increased by 13%, with growth of 15% to individuals and 18% to SMEs.
Abbey continues to mark progress, closing the third quarter with loan volume of EUR 188,752 million, which represents growth of 3% in euros and 8% in pounds by local accounting standards. The balance of mortgage loans came to £108,700 million (EUR 156,000 million) at the end of the third quarter, up 9% from a year earlier. Market share in new mortgage production grew 15% in twelve months, with a positive third quarter due to an improvement in business environment and in customer retention.

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 — Fax: 34 91 257 10 39

Total customer funds under management came to EUR 806,487 million at the end of September 2007, an increase of 13% (15% excluding the exchange rate effect) from a year earlier. Balance sheet resources rose 13% to EUR 618,190 million. Mutual funds increased by 9% to EUR 128,190 million.
In Continental Europe, total customer funds under management were EUR 323,328 million, up 12%. In Spain, which represents about 80% of the total, customer funds grew by 3% in the
Santander branch network, by 13% at Banesto and 36% at Santander Consumer. In Portugal customer funds grew by 7%.
The Santander branch network completed on Oct. 4 the placement of EUR 7,000 million in Santander Securities, which are converted to mandatory convertible bonds which will be exchanged for newly issued Santander ordinary shares.
In Latin America, customer funds came to EUR 151,252 million, with growth of 18% in local currency. Deposits grew by 12% and investment funds by 38% in local currency. By country, savings increased by 33% in Brazil, 6% in Mexico and 15% in Chile.
Abbey ended September with EUR 221,423 million in customer funds. Deposits were EUR 124,028 million, an increase of 5% in pounds by local accounting standards. Abbey is attracting new business, reflected in the doubling of the flow of net savings and 300,000 new accounts opened during the nine months.
Management and capital ratios
Efficiency: Revenue grew by 11 percentage points more than costs, driving improvement in the efficiency ratio. Costs and amortizations as a percentage of revenues were 44% at the end of the third quarter of 2007, compared to 48.3% a year earlier. Abbey registered the greatest improvement within the group, with the efficiency ratio improving to 50.1% at the end of September from 55.4% a year earlier. In Continental Europe, the efficiency ratio was 37.6%, a 2.9 point improvement. In Latin American, efficiency was 41.4%, an improvement of 5.0 points.

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 — Fax: 34 91 257 10 39

NPLs: The Group’s non-performing loan rate came to 0.89% compared to 0.87% a year earlier. The Group’s coverage ratio fell to 158% at the end of September 2007 from 177% a year earlier. The NPL rate is below levels of a year earlier in key Group markets such as the U.K., Brazil or Portugal, with slight increases in Spain, Mexico and Chile. The Group’s generic funds come to EUR 5,945 million.
Capital: The Group’s eligible capital came to EUR 63,655 million at the end of the third quarter, with a surplus of EUR 23,843 million above the required minimum. With this capital base, the BIS ratio came to 12.79%, Tier I capital to 7.78% and core capital to 6.24%.
The Share and dividend
The Santander share ended the third quarter at EUR 13.63 euros, up 9.3% from a year earlier. At the end of September, Santander’s market capitalization amounted to EUR 85,246 million. Santander is the leading bank in the euro zone by market value and the eighth in the world. On November 1, the second dividend against 2007 earnings will be paid. As with the first dividend, it will amount to EUR 0.12294, with both dividends amounting to an increase of 15% compared to the first two dividends paid a year earlier.
Santander has 2,332,429 shareholders. 137,664 persons work in the Group, serving 69 million customers in 11,217 branches.
The acquisition of ABN AMRO
On May 29th, Banco Santander, together with Royal Bank of Scotland and Fortis, announced their intention to put forward an offer to acquire ABN Amro, which offer was made on July 20th. The amount offered by the three banks for each ABN Amro share was EUR 35.60 per share in cash and 0.296 new RBS shares.
On Oct. 5, the initial offer period ended with 86% of shares tendered in the offer. Payment for such shares was made on Oct. 17, with Banco Santander contributing EUR 17.2 billion. Shareholders holding the remaining 14% of shares not tendered in the offer now have until Oct. 31st to tender their shares.

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 — Fax: 34 91 257 10 39

Santander, the Royal Bank of Scotland and Fortis have until mid December to present their plan for distributing the assets of ABN Amro to the respective banks, which plan must be approved by the Dutch central bank. Once the distribution is completed, Antonveneta in Italy and Banco Real in Brazil will become part of the Santander group. The investment by Banco Santander in the acquisition of these businesses will not exceed EUR 19.8 billion.
More information at: www.santander.com

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 — Fax: 34 91 257 10 39

Income statement
Million euros

			Variation
	9M’ 07	9M’ 06	Amount	%

Net interest income (w/o dividends)	11,020	8,884	2,137	24.1
Dividends	357	335	22	6.7

Net interest income	11,378	9,219	2,159	23.4

Income from companies accounted for by the equity method	248	386	(137)	(35.6)
Net fees	6,173	5,342	830	15.5
Insurance activity	308	219	88	40.3

Commercial revenue	18,106	15,166	2,940	19.4

Gains (losses) on financial transactions	2,147	1,542	605	39.2

Gross operating income	20,253	16,708	3,545	21.2

Income from non-financial services	110	90	20	21.9
Non-financial expenses	(56)	(46)	(10)	20.6
Other operating income	(112)	(64)	(49)	76.2
Operating expenses	(9,092)	(8,235)	(857)	10.4
General administrative expenses	(8,132)	(7,393)	(739)	10.0
Personnel	(4,822)	(4,437)	(385)	8.7
Other administrative expenses	(3,310)	(2,956)	(353)	11.9
Depreciation and amortisation	(960)	(841)	(119)	14.1

Net operating income	11,103	8,454	2,649	31.3

Impairment loss on assets	(2,443)	(1,842)	(601)	32.6
Loans	(2,401)	(1,792)	(609)	34.0
Goodwill	—	(5)	5	(100.0)
Other assets	(42)	(46)	3	(7.6)
Other income	(412)	(15)	(397)	—

Profit before taxes (w/o capital gains)	8,248	6,596	1,652	25.0

Tax on profit	(1,830)	(1,539)	(292)	18.9

Net profit from ordinary activity	6,417	5,057	1,360	26.9

Net profit from discontinued operations	—	329	(329)	(100.0)

Net consolidated profit (w/o capital gains)	6,417	5,386	1,031	19.1

Minority interests	412	439	(27)	(6.2)

Attributable profit to the Group (w/o capital gains)	6,006	4,947	1,058	21.4

Extraordinary capital-gains	566	—	566	—

Attributable profit to the Group	6,572	4,947	1,624	32.8

Customer loans
Million euros

			Variation
	30.09.07	30.09.06	Amount	%	31.12.06

Public sector	5,213	5,419	(206)	(3.8)	5,329
Other residents	218,672	188,710	29,961	15.9	199,994
Commercial bills	17,114	16,055	1,059	6.6	17,276
Secured loans	120,750	100,228	20,522	20.5	110,863
Other loans	80,807	72,427	8,380	11.6	71,854
Non-resident sector	335,892	311,026	24,866	8.0	326,187
Secured loans	201,795	186,849	14,946	8.0	191,724
Other loans	134,097	124,177	9,920	8.0	134,463

Gross loans and credits	559,776	505,156	54,621	10.8	531,509

Loan-loss allowances	8,561	8,163	399	4.9	8,163

Net loans and credits	551,215	496,993	54,222	10.9	523,346

Pro memoria: Doubtful loans	5,669	4,638	1,032	22.2	4,613
Public sector	2	18	(17)	(91.3)	18
Other residents	1,512	1,175	337	28.7	1,212
Non-resident sector	4,156	3,445	711	20.6	3,383

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 – Fax: 34 91 257 10 39

Customer funds under management
Million euros

			Variation
	30.09.07	30.09.06	Amount	%	31.12.06

Public sector	14,257	13,956	302	2.2	15,266
Other residents	101,914	93,532	8,382	9.0	94,750
Demand deposits	55,900	53,706	2,193	4.1	55,050
Time deposits	28,497	23,216	5,281	22.7	24,670
REPOs	17,517	16,609	908	5.5	15,030
Non-resident sector	232,138	218,036	14,102	6.5	221,206
Demand deposits	121,131	117,766	3,365	2.9	119,861
Time deposits	76,410	76,312	98	0.1	72,258
REPOs	32,160	21,680	10,480	48.3	26,343
Public Sector	2,437	2,278	159	7.0	2,744

Customer deposits	348,309	325,524	22,785	7.0	331,223

Debt securities	237,963	190,655	47,308	24.8	204,069
Subordinated debt	31,918	31,154	763	2.5	30,423

On-balance-sheet customer funds	618,190	547,333	70,857	12.9	565,715

Mutual funds	128,190	117,102	11,088	9.5	119,838
Pension funds	30,707	27,442	3,265	11.9	29,450
Managed portfolios	20,489	18,009	2,480	13.8	17,835
Savings-insurance policies	8,910	5,378	3,532	65.7	6,385

Other customer funds under management	188,297	167,932	20,365	12.1	173,509

Customer funds under management	806,487	715,265	91,222	12.8	739,223

Shareholders’ equity and minority interests
Million euros

			Variation
	30.09.07	30.09.06	Amount	%	31.12.06

Capital stock	3,127	3,127	—	—	3,127
Additional paid-in surplus	20,370	20,370	—	—	20,370
Reserves	16,689	12,355	4,333	35.1	12,352
Treasury stock	(207)	(22)	(185)	847.7	(127)

On-balance-sheet shareholders’ equity	39,979	35,831	4,148	11.6	35,722

Attributable profit	6,572	4,947	1,624	32.8	7,596
Interim dividend distributed	(769)	(669)	(100)	15.0	(1,337)

Shareholders’ equity at period-end	45,782	40,109	5,672	14.1	41,981

Interim dividend not distributed	(769)	—	(769)	—	(1,919)

Shareholders’ equity	45,013	40,109	4,903	12.2	40,062

Valuation adjustments	980	3,668	(2,688)	(73.3)	2,871
Minority interests	2,332	2,457	(126)	(5.1)	2,221
Preferred securities	558	1,183	(625)	(52.8)	668
Preferred securities in subordinated debt	7,320	6,427	893	13.9	6,837

Shareholders’ equity and minority interests	56,203	53,845	2,358	4.4	52,658

Computable capital and BIS ratio
Million euros

			Variation
	30.09.07	30.09.06	Amount	%	31.12.06

Computable basic capital	38,713	34,232	4,481	13.1	35,539
Computable supplementary capital	24,942	23,057	1,885	8.2	24,237
Computable capital	63,655	57,289	6,366	11.1	59,776

Risk-weighted assets	497,645	456,745	40,900	9.0	478,733

BIS ratio	12.79	12.54	0.25		12.49

Tier 1	7.78	7.49	0.29		7.42

Core capital	6.24	5.88	0.36		5.91

Shareholders’ equity surplus	23,843	20,749	3,094	14.9	21,478

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 – Fax: 34 91 257 10 39

Item 2

ACTIVITY AND RESULTS

January - September 2007

October 25th, 2007

Santander

150 AÑOS

ACTIVITY AND RESULTS January — September 2007 October 25th, 2007

Important information 2
Banco Santander, S.A. (“Santander”) cautions that this presentation contains forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. These forward-looking statements are found in various places throughout this presentation and include, without limitation, statements concerning our future business development and economic performance. While these forward-looking statements represent our judgment and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to: (1) general market, macro-economic, governmental and regulatory trends; (2) movements in local and international securities markets, currency exchange rates, and interest rates; (3) competitive pressures; (4) technological developments; and (5) changes in the financial position or credit worthiness of our customers, obligors and counterparties. The risk factors and other key factors that we have indicated in our past and future filings and reports, including those with the Securities and Exchange Commission of the United States of America (the “SEC”), could adversely affect our business and financial performance. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. Neither this presentation nor any of the information contained therein constitutes an offer to sell or the solicitation of an offer to buy any securities or any advice or recommendation with respect to such securities. The information contained in this presentation is subject to, and must be read in conjunction with, all other publicly available information, including, where relevant any fuller disclosure document published by Santander. Any person at any time acquiring securities must do so only on the basis of such person’s own judgment as to the merits or the suitability of the securities for its purpose and only on such information as is contained in such public information having taken all such professional or other advice as it considers necessary or appropriate in the circumstances and not in reliance on the information contained in the presentation. In connection with the offer for ABN AMRO, The Royal Bank of Scotland Group plc (“RBS”) has filed with the SEC a Registration Statement on Form F-4, which, as amended, includes the U.S. offer document, and Fortis, RBS and Santander (collectively, the “Banks”) have filed a Tender Offer Statement on Schedule TO and other relevant materials. INVESTORS ARE URGED TO READ ANY DOCUMENTS REGARDING THE OFFER, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors can obtain a copy of such documents without charge, at the SEC’s website (http://www.sec.gov). Copies of all documents filed in connection with the offer may also be obtained from each Bank, without charge. Nothing contained in this presentation is an offer of securities for sale into the United States or in any other jurisdiction. No offering of Securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom. Nothing contained in this presentation is intended to constitute an invitation or inducement to engage in investment activity for the purposes of the prohibition on financial promotion in the U.K. Financial Services and Markets Act 2000. In making this presentation available, Santander makes no recommendation to buy, sell or otherwise deal in shares in Santander or in any other securities or investments whatsoever and you should neither rely nor act upon, directly or indirectly, any of the information contained in this presentation in respect of any such investment activity. Note: Statements as to histori cal performance, historical share price or financial accretion are not intended to mean that future performance, historical share price or future earnings (including earnings per share) for any period will necessarily match or exceed those of any prior year. Nothing in this presentation should be construed as a profit forecast.

Agenda
Grupo Santander basic ideas 9M’07
Business areas performance 9M’07 ABN AMRO transaction Conclusions
Appendix

Third Quarter 2007: the drivers of H1’07 are maintained ... 1 High profit, sustainable and of quality
2 3 4
Strong Further Loan-loss
“recurrent” efficiency provisions in line
revenues improvement with forecasts
5 Maintaining high balance sheet strength
... which should be positively valued given the more complex environment, where some banks announced sharp drops in profit

5

Key highlights

Quarterly ESP without capital gains

EUR cents
+22.4%
23.9
27.6
27.7
26.2
28.9
33.5
33.9
Q1'06
Q2
Q3
Q4*
Q1'07
Q2*
Q3

(*) Excluding capital gains and extraordinary allowances

Santander
150 AÑOS

5
Key highlights
1 Strong EPS performance without capital gains in Q3’07 (+22% o/ Q3’06) ...
Quarterly ESP without capital gains
EUR cents
+22.4%
33.5 33.9 28.9 27.627.7 26.2 23.9
Q1’06 Q2 Q3 Q4* Q1’07 Q2* Q3
(*) Excluding capital gains and extraordinary allowances

6

Key highlights

... again surpassing EUR 2,000 mill. in one quarter ...

... maintaining the cruising speed of recurrent profit above 20%

EUR million
+21.4%
4,947
6,006
9M06
9M07*

(*) Excluding capital gains

Santander
150 AÑOS

6
Key highlights
1 ... after a record quarter in attributable profit before capital gains ...
... again surpassing EUR 2,000 mill. ... maintaining the cruising speed of in one quarter ... recurrent profit above 20%
EUR million EUR million
+22.1% 2,113
2,090 +21.4% 6,006
1,802 1,723 1,731
1,635 4,947 1,493
Q1’06 Q2 Q3 Q4* Q1’07 Q2* Q3 9M’06 9M’07*
Including the capital gains from Intesa Sanpaolo (EUR 566 mill.), year-to-date attributable profit reached EUR 6,572 million
(*) Excluding capital gains

7
Key highlights
1 These results are due to the high “vertical” quality of the income statement ...
TOTAL GROUP Change o/ 9M’06 EUR million 9M’07 Amount %
Gross operating income 20,253 +3,545 +21.2 Operating expenses -9,092 -857 +10.4 Net operating income 11,103 +2,649 +31.3 Loan-loss provisions -2,401 -609 +34.0 PBT (excl. capital gains) 8,248 +1,652 +25.0 Net profit from ordinary activity 6,417 +1,360 +26.9 Attributable profit (excl. capital gains) 6,006 +1,058 +21.4 Attributable profit 6,572 +1,624 +32.8

8

Key highlights

1 … and from the high “horizontal” quality …

Geographic segments results

% change 9M’07 / 9M’06

in EUR
Continental Europe (EUR)
37.3%
35.4%
+37.3%
+35.4%
Abbey (sterling)
42.2%
20.5%
+43.9%
+22.0%
Latin America (USD)
27.4%
22.8%
+17.8%
+13.6%
Attributable profit
Profit from ordinary activity*

Business segments results (PBT)

% change 9M’07 / 9M’06

Retail Banking
+27.5%
Wholesale Banking
+43.3%
Asset Mgmt. & Insurance
+17.5%

(*) Net profit before discontinued operations and minority interests

Santander

Key highlights
1 ... and from the high “horizontal” quality ...
Geographic segments results Business segments results (PBT)
% change 9M’07 / 9M’06 in EUR % change 9M’07 / 9M’06 Continental
37.3% +37.3%
Europe Retail +27.5%
35.4% +35.4%
(EUR) Banking
Abbey 42.2% +43.9%
(sterling) 20.5% +22.0% Wholesale
+43.3%
Banking Latin
27.4% +17.8%
America
22.8% +13.6% Asset
(USD)
Mgmt. & +17.5% Insurance
Attributable profit Profit from ordinary activity*
Financial Management & Equity Stakes: EUR -477 million of attributable profit without capital gains, versus EUR -204 million in 9M’06
(*) Net profit before discontinued operations and minority interests

9
Key highlights. Revenues
2 Strong increase of the most recurrent revenues maintains commercial revenue growth as in the first half ...
Gross operating income Change o/ 9M’06 EUR Mill. 9M’07 Amount %
EUR million 20,253
Net int. inc. w/o divd. 11,020 +2,137 +24.1 +21.2% Dividends 357 +22 +6.7 16,708 Equity method results. 248 -137 -35.6 Fees & commissions 6,173 +830 +15.5 Insurance activity 308 +88 +40.3
Commercial revenue 18,106 +2,940 +19.4 Trading gains 2,147 +605 +39.2 9M’06 9M’07 Gross op. income 20,253 +3,545 +21.2

10 Key highlights. Revenues 2 ... arising from increased customer business and price management Strong business growth is Net interest income (w/o dividends) + maintained ... commissions and insurance activity Change o/ Sep’06 (excl. exchange rate) EUR Billion 13% 15% +20.5%* 5.8 6.0 5.7 4.8 5.0 5.2 4.7 2.1 Loans Customer funds 2.2 2.2 Commissions 1.9 2.0 + insurance 1.8 1.8 ... with good management of customers’ spreads activity 3.9 3.6 3.75 3.5 Net interest 3.2 income (w/o 3.0 3.1 2.9 3.49 dividends) Q1’06 Q2 Q3 Q4 Q1’07 Q2 Q3 Spread 9M’06 Spread 9M’07 (*) Excluding Drive: +16.9% Note: Negative impact from exchange rates: 2 percentage points year-on-year growth

11

Key highlights. Efficiency ratio

Maintaining "open jaws"

Revenues and Costs
Base 100: Q1'06
100
105
111
112
118
132
134
+21
+10
100
99
101
107
107
110
113
Q1'06
Q2
Q3
Q4
Q1'07
Q2
Q3

Group's efficiency ratio (%)

48.3
-4.3 p.p.
44.0
9M'06
9M'07

Efficiency ratio* principal segments (%)

Continental Europe
40.5
37.6
9M'06
9M'07
Abbey
55.4
50.1
9M'06
9M'07
Latin America
46.4
41.4
9M'06
9M'07

Santander

11
Key highlights. Efficiency ratio 3 Continued wide open “jaws” consolidating the Group’s efficiency ratio below 45% Maintaining “open jaws” Efficiency ratio* principal segments (%) Revenues and Costs Base 100: Q1’06 132 134 Continental Europe 40.5 37.6 118 +21 111 112 105 100 +10 107 113 9M’06 9M’07 107 110 100 99 101 Abbey Q1’06 Q2 Q3 Q4 Q1’07 Q2 Q3 55.4 50.1 Group’s efficiency ratio (%) 9M’06 9M’07 48.3 -4.3 p.p. Latin America 44.0 46.4 41.4 9M’06 9M’07 9M’06 9M’07 (*) (General administrative expenses — compensating fees + depreciation and amortisation) / (gross operating income + income from non-financial services (net))

12

Key highlights. Expenses

Operating expenses
EUR million
+857 mill (+10%)
8,235
9,092
Financial Mgmt. & Equity Stks.
445
597
+152 mill (+34%)
Latam.
3,019
+287 mill (+10%)
3,306
Abbey
1,482
-36 mill (-2%)
1,446
Continental Europe
3,289
+454 mill (+14%)
3,742
9M'06
9M'07

	Change o/ 9M'06 EUR Mill.	%
Santander Branch network	+106	+8
Banesto	+32	+5
SCF*	+99	+20
Portugal	+20	+5
Other Europe	+196	+47
Brazil**	+91	+8
Mexico**	+31	+5
Chile**	+30	+7
Financial Management & Equity Stakes	+152	+34

(*) Excl. Drive: +8%

Santander 150 AÑOS

12
Key highlights. Expenses 3 Continued selective growth in costs due to investment in business capacity(1) and global projects Change o/ 9M’06 Operating expenses EUR Mill. % Santander Branch +106 +8 EUR million +857 mill network (+10%) 9,092 8,235 Banesto +32 +5 597 Financial +152 mill SCF* +99 +20 Mgmt. & 445 (+34%) Equity Stks. Portugal +20 +5 3,306 3,019 +287 mill Other Europe +196 +47 Latam. (+10%) -36 mill 1,446 Brazil** +91 +8 Abbey 1,482 (-2%) Mexico** +31 +5 Chile** +30 +7 Continental +454 mill 3,742 Europe 3,289 (+14%) Financial Management & Equity Stakes +152 +34 9M’06 9M’07 (*) Excl. Drive: +8% (**) w/o exchange rates: Brazil, +6%; Mexico, +14%, Chile, +15% (1) Increased commercial capacity (12 months): branches (+6%); ATMs (+6%)

13

Key highlights. Loan-loss provisions

Loan-loss provisions quarterly performance

EUR million
+29%
890
841
692
675
670
599
Total 501
Rest*
Specific
337
429
410
524
509
628
718
Drive
109
Q1'06
Q2
Q3
Q4
Q1'07
Q2
Q3
1,792
+34.0%
2,401

(*) Generic and country-risk

Net operating income NET OF LOAN-LOSS PROVISIONS

EUR million
+26.0%**
2,032
2,233
2,397
2,240
2,605
3,077
3,020
Q1'06
Q2
Q3
Q4
Q1'07
Q2
Q3

(**) Excluding Drive: +23.8%

Santander 150 AÑOS

13
Key highlights. Loan-loss provisions Good performance of revenues and costs allows the higher loan-loss 4 provisions to be absorbed ... and to maintain strong growth of net operating income net of loan-loss provisions Loan-loss provisions quarterly Net operating income performance NET OF LOAN-LOSS PROVISIONS EUR million 890 EUR million +29% +26.0%** 841 3,077 3,020 692 675 670 Drive 599 109 2,605 Total 501 2,397 2,233 2,240 Rest* 718 628 2,032 524 509 429 410 Specific 337 Q1’06 Q2 Q3 Q4 Q1’07 Q2 Q3 1,792 +34.0% 2,401 Q1’06 Q2 Q3 Q4 Q1’07 Q2 Q3 (*) Generic and country-risk (**) Excluding Drive: +23.8%

14
Key highlights. Loan-loss provisions 4Increase over 9M’06 due to greater lending and change of mix towards more profitable products, but with higher risk premium. Loan-loss provisions* by geographic areas EUR million Specific** Generic 9M’07 9M’06 Change 9M’07 9M’06 Change SAN Branch network: -93 mill. Europe 698 247 +451 Drive: +252 mill. 327 770 -443 GWB: -325 mill. Drive: +44 mill. Abbey 290 286 +4 -49 22 -71 Brazil: +170 mill. Brazil: +84 mill. LatAm 1,071 630 +441 80 -54 +134 Chile: +76 mill. Mexico: +212 mill. Rest 48 13 +35 -48 -12 -36 Total 2,107 1,176 +931 310 726 -416 (*) Not including country-risk. Positive sign: allocation; negative sign: release (**) Specific loan-loss provisions are reduced by written-off assets recoveries

15

Key highlights

5 Maintaining high balance sheet strength

NPLs and coverage ratios

177%
158%
0.87%
0.89%
Sep '06*
Sep '07

High allowances (66% generic)

5,738
9,073
5,945
Generic
Specific
3,128
NPLs
Allowances

Capital ratios

BIS Ratio
12.54%
12.49%
12.79%
Tier I
7.49%
7.42%
7.78%
Core capital
5.88%
5.91%
6.24%
Sep'06
Dec'06
Sep'07

Santander

15
Key highlights 5 Maintaining high balance sheet strength NPLs and coverage ratios Capital ratios 177% 158% BIS Ratio 12.54% 12.49% 12.79% 0.87% 0.89% Sep ‘06* Sep ‘07 High allowances (66% generic) 7.49% 7.42% 7.78% Tier I 9,073 5,738 Generic 6.24% 5,945 5.91% Core capital 5.88% Specific 3,128 NPLs Allowances Sep’06 Dec’06 Sep’07 (*) On a like-for-like basis with 2007 (criteria change in Portugal in Q1’07). Published NPL ratio in 2006: 0.83% and coverage: 186%.

16
Agenda
Grupo Santander basic ideas 9M’07
Business areas performance 9M’07
ABN AMRO transaction Conclusions
Appendix

17
CONTINENTAL EUROPE

18

Continental Europe 9M'07

% change 9M'07 / 9M'06

Gross operating income
+23%
Costs*
+14%
Net operating income
+29%
Attributable profit
+35%

Net operating income

EUR million
Total
Global businesses
Retail Europe
1,487
1,440
1,738
1,605
2,098
2,022
1,913
1,217
1,271
1,322
1,403
1,596
1,739
1,643
Q1'06
Q2
Q3
Q4
Q1'07
Q2
Q3

(*) Personnel + administrative expenses + depreciation and amortisation

Santander
150 AÑOS

18
Continental Europe 9M’07 EUR 3,533 mill. of year-to-date attributable profit, another quarter of solid performance in retail banking and in global businesses % change 9M’07 / 9M’06 Net operating income Gross EUR million 2,098 operating +23% 2,0221,913 income 1,738 1,605 Total 1,4871,440 Costs* +14% Global businesses 1,739 1,643 1,596 Net 1,403 operating +29% 1,322 1,271 income Retail 1,217 Europe Attributable +35% profit Q1’06 Q2 Q3 Q4 Q1’07 Q2 Q3 (*) Personnel + administrative expenses + depreciation and amortisation

19
Europe: Main units 9M’07 EUR Mill. and % o/ 9M’06 Solid and diversified growth: attributable profit around 25% higher or more in all units Gross operating income: Net operating income: Attributable profit: 9,753 mill.; +23% 6,032 mill.; +29% 3,533 mill.; +35% SAN Branch 3,540 +15% 2,132 +21% 1,357 +29% Network Banesto 1,691 +15% 959 +24% 507 +13% [+25%]* Santander Consumer 1,966 +47% 1,404 +60% 551 +30% Finance ** Portugal 994 +21% 593 +35% 406 +24% Rest *** 1,081 1,561 +26% 724 944 +16% 601 712 +98% GWB GWB GWB (*) Net profit from ordinary activity: before net profit from discontinued operations in 2006 (Urbis) and minority interests (**) Including Drive. Excluding Drive: gross operating income +10%; net operating income +10% and attributable profit +12% (***) Banif, Asset Management and Insurance and Global Wholesale Banking

20
Santander Branch Network Key highlights Results Good revenues performance due to net interest Customer increase with special focus on linkage income (+21%; spreads improving 53 bp) and (+8% in twelve months) strong efficiency ratio improvement ... Placement of Santander Stock (closed Gross operating income 4/10/2007): Efficiency ratio Base 100: Q1’06 - Total amount of issuance: EUR 7,000 million 119 124 123 41.5 - Capturing new customer funds 39.0 108 109 116 Loan growth: decelerating with market. Focus on 100 spreads improvement Q1’06 Q2 Q3 Q4 Q1’07 Q2 Q3 9M’06 9M’07 Loans. Change o/ Sep’06 net operating income ... sustainable growth of EUR million 727 714 + 17% +13% 669 691 o/ Q3’06 +12% +12% 615 612 +11% 533 Total Individuals Companies Mortgages Q1’06 Q2 Q3 Q4 Q1’07 Q2 Q3 Commercial expansion: +120 branches and +41 Lower LLPs than in Q2 and 9M’06 ATMs in 12 months Maintains a profitable growth model, combining greater business, earnings and investment in expansion of retail network and customers

21

Banesto

Key highlights

- **Linked** customers **increase** (from 43.6% of the total to 43.8% in 12 months)
- **Activity increase** and customer **spreads management**: net interest income : +18%
- **Strong growth in SMEs and companies and mortgage deceleration**

Loans
Change o/ Sep'06

+25%
+17%
+28%
+15%
Total
Individuals
Companies
Mortgages

Results

- **Revenues** acceleration with strong improvement in efficiency ratio …

Gross operating income
Base 100: Q1'06

100
102
103
107
115
116
120
Q1'06
Q2
Q3
Q4
Q1'07
Q2
Q3

Efficiency ratio (%)

45.8
41.7
9M'06
9M'07

- … sustainable growth of **net operating income**

Santander

21
Banesto Key highlights Results Linked customers increase (from 43.6% of the acceleration with strong improvement Revenues total to 43.8% in 12 months) in efficiency ratio ... Activity increase and customer spreads Gross operating income management: net interest income : +18% Efficiency ratio (%) Base 100: Q1’06 Strong growth in SMEs and companies and 45.8 mortgage deceleration 115 116 120 41.7 102 103 107 Loans 100 Change o/ Sep’06 Q1’06 Q2 Q3 Q4 Q1’07 Q2 Q3 9M’06 9M’07 +25% +28% ... sustainable growth of net operating income +17% +15% 311 322 326 + 19% EUR million 285 275 o/ Q3’06 257 245 Total Individuals Companies Mortgages Good performance of target businesses: SMEs, stores, companies; individuals; consumer Q1’06 Q2 Q3 Q4 Q1’07 Q2 Q3 Retail network expansion completed: +164 Stable LLPs in the last quarters, increasing over branches and +238 ATMs in 12 months 9M’06 in line with business. Maintains a profitable growth model, combining greater business, earnings and investment in expansion of retail network

22

Santander Consumer Finance

Key highlights

SANTANDER CONSUMER EUROPE

- Interest rates rises impact
- Stagnant auto sales in Europe
- Focus on profitable products

→ **Net interest income: +5% o/9M'06**

- Increase cross-selling: → **Commissions +35%**

New lending: +7% o/9M'06

-1%
Autos
+21%
Revolving cards
+23%
Direct credit
-1%
Germany
+14%
Spain
+18%
Nordic & E. Europe

SANTANDER CONSUMER USA (Drive)

Attributable profit 9M'07: EUR 78 mill.

- Solid performance of revenues and profit

21
28
29
Q1'07
Q2
Q3

Results

Gross operating income Base 100: Q1'06

100
104
108
113
145
157
156
111*
117*
114*
Q1'06
Q2
Q3
Q4
Q1'07
Q2
Q3

Efficiency ratio (%)

34.9%
34.4% *
28.9%
9M'06
9M'07

- ... feeding through to **net operating income**

EUR million
o/ 3Q'06
283
287
307
324
440
314*
481
332*
483
322*
+ 57%
+ 5%
Q1'06
Q2
Q3
Q4
Q1'07
Q2
Q3

(*) Excluding Drive

Santander

22
Santander Consumer Finance Key highlights Results SANTANDER CONSUMER EUROPE Revenue growth and efficiency ratio improvement with solid performance from Drive... Interest rates rises impact Gross operating income Stagnant auto sales in Net interest income: Efficiency ratio (%) Base 100: Q1’06 Europe +5% o/9M’06 Focus on profitable products 157 156 34.9% 34.4% * 145 Increase cross-selling: Commissions +35% 117* * 108 113 111* 114 28.9% 100 104 New lending: +7% o/9M’06 Q1’06 Q2 Q3 Q4 Q1’07 Q2 Q3 9M’06 9M’07 +21% +23% +14% +18% ... feeding through to net operating income o/ 3Q’06 440 481 483 -1% -1% EUR million + 57% Autos Revolving Direct credit Germany Spain Nordic & 307 324 314* 332* 322* cards E. Europe 283 287 + 5% SANTANDER CONSUMER USA (Drive) Attributable profit 9M’07: EUR 78 mill. Q1’06 Q2 Q3 Q4 Q1’07 Q2 Q3 Solid performance of 28 29 due to Strong year-on-year growth of LLPs revenues and profit 21 Drive’s integration (+119%; excluding Drive, +16%) but stable during the last quarters. Q1’07 Q2 Q3 Positive tax impact in Germany Solid performance of Europe in the quarter, within a complex environment, with Drive surpassing forecasts (*) Excluding Drive

23

Portugal

Key highlights

- **Customer increase** with focus on linkage (+10% in 12 months)
- **Increase in commercial activity** with spreads basically flat. Net interest income: +7%
- **Loans:** growth of target segments, lower corporate share

Balances change o/ Sep '06

+7%
+11%
+20%
Total Loans
Individuals
SMEs

- **Customer funds:** growing in fee-linked products

Balances change o/ Sep '06

+6%
+1%
+13%
Deposits
Mutual + pension funds
Capitalisation insurance plans

- **Commercial network expansion**: +23 branches and +63 ATMs in 12 months

Results

100
100
98
102
112
113
108
Q1'06
Q2
Q3
Q4
Q1'07
Q2
Q3

Efficiency (w/o capital gains)

45.7
42.8
9M'06
9M'07

- ... feeding through to **net operating income (excluding capital gains)**

EUR million

150
148
140
133
174
177*
168
o/ Q3'06
+ 20%
Q1'06
Q2
Q3
Q4
Q1'07
Q2
Q3

(*) Excluding BPI capital gains, including them: EUR 251 million

23
Portugal Key highlights Results Customer increase with focus on linkage (+10% In 2007 “leap” in revenues (backed by net int. inc. and in 12 months) customers’ trading gains) and efficiency improvement Increase in commercial activity with spreads Gross op. inc. (w/o capital gains): Efficiency (w/o capital basically flat. Net interest income: +7% Base 100: Q1’06 gains) Loans: growth of target segments, lower 112 113 45.7 108 corporate share 100 100 102 42.8 98 Balances change o/ Sep ‘06 +20% +11% Q1’06 Q2 Q3 Q4 Q1’07 Q2 Q3 9M’06 9M’07 +7% ... feeding through to net operating income (excluding capital gains) Total Loans Individuals SMEs growing in fee-linked products EUR million o/ Q3’06 Customer funds: 174 177* 168 Balances change o/ Sep ‘06 150 + 20% 148 140 133 +13% +6% +1% Q1’06 Q2 Q3 Q4 Q1’07 Q2 Q3 Deposits Mutual + pension Capitalisation Lower LLPs due to recoveries and portfolio sales funds insurance plans Commercial network expansion: +23 branches Impact of BPI capital gains (in Q2’07) on attributable and +63 ATMs in 12 months profit: EUR 16 mill. Better customer performance allows a good quarter in retail business and in recurrent revenues (*) Excluding BPI capital gains, including them: EUR 251 million

24
ABBEY

25

United Kingdom – Abbey Q3'07

£ Mill.

% Change 9M'07 / 9M'06

Gross operating income
+7%
Costs*
-4%
Net operating income
+19%
Attributable profit
+21%

Wider "Jaws"

100
98
104
104
107
107
108
Income
14
100
96
98
98
96
94
94
Costs
Q1'06
Q1'07
Q3

Net operating income (£ Mill.)

(*) Personnel + administrative expenses + depreciation and amortisations

Santander
150 AÑOS

25
United Kingdom — Abbey Q3’07 £ Mill. Achieving objectives in both revenues and costs. Attributable profit to the Group: £ 613 mill. (EUR 906 mill.) % Change 9M’07 / 9M’06 Wider “Jaws” 107 107 108 104 104 Income Gross 100 98 14 operating +7% income 100 98 98 Costs 96 96 94 94 Costs* -4% Q1’06 Q1’07 Q3 Net operating income (£ Mill. ) Net operating +19% 325 330 319 income 290 285 264 265 Attributable +21% profit Q1’06 Q2 Q3 Q4 Q1’07 Q2 Q3 (*) Personnel + administrative expenses + depreciation and amortisations

26

Abbey

Key Highlights

- **Strengthening product range ...**
  - **Savings and investments**: launching of the 8.1% Super Bond, 50+ Growth Plan and 10% Super Monthly Saver in the third quarter

Results

- **Main focus on spreads** (net interest income +10% in sterling)...

Volume | **Total spread**

Change o/ Sep'06 in £ and local criterion

+8%
+5%
Loans
Deposits

1.84
2.01
Q3'06
Q3'07

- **... allows a good revenue trend** together with costs reduction

Gross operating income: Base 100: Q1’06 | **Efficiency ratio**

100
98
104
104
107
107
108
Q1'06
Q2
Q3
Q4
Q1'07
Q2
Q3

55.4
50.1
9M'06
9M'07

In line with the three-year plan targets

Santander

26
Abbey Key Highlights Results Main focus on spreads (net interest income Strengthening product range ... +10% in sterling)... — Savings and investments: launching of the Volume Total spread 8.1% Super Bond, 50+ Growth Plan and 10% Change o/ Sep’06 in £ and local criterion Super Monthly Saver in the third quarter +8% +5% 1.84 2.01 ___ Current accounts: “Formula 1” campaign focus on adults segment Loans Deposits Q3’06 Q3’07 ... allows a good revenue trend together with ... leveraging on Partenón’s global platform... costs reduction — global cards expertise together with IT platform Gross operating income: Efficiency ratio Base 100: Q1’06 enabled the credit card business to be launched in 12 months 55.4 104 104 107 107 108 ... and improving our integrated customer view 100 98 50.1 — During the third quarter the migration of all Q1’06 Q2 Q3 Q4 Q1’07 Q2 Q3 9M’06 9M’07 banking and savings contracts was completed LLPs: 22% decrease o/ 9M’06 due to UPLs business refocusing In line with the three-year plan targets

27

Abbey. Business performance

Mortgages

£ Bill.
Stock: +9%
92.5
93.9
95.2
98.1
99.9
101.7
103.1
105.3
108.7
1.5
1.4
1.4
2.8
1.8
1.8
1.4
2.2
3.4
Q3'05
Q4
Q1'06
Q2
Q3
Q4
Q1'07
Q2
Q3
Stock
Net lending
Spread: -7 bp

UPLs

Gross lending (YTD)
£ Mill.
1,873
-55%
cahoot
763
1,110
838
119
719
Q3 '06
Q3 0'7
Stock
£ Bill.
3.7
-20%
2.9
cahoot
1.3
0.8
2.4
2.1
Q3 '06
Q3'07
Spread: +61 bp

Savings & Investments

Net Flows (YTD)
£ Bill.
+108%
3.9
1.3
2.6
1.9
0.9
1.0
Q3'06
Q3'07
Retail Deposits
API*
Stock
£ Bill.
+5%
67.9
6.1
61.8
71.3
6.7
64.6
Q3'06
Q3'07
Spread: +12 bp

Bank accounts

Adult a/c openings (YTD)
(000s)
+6%
179
191
Q3'06
Q3'07
Current a/c liability**
£ Bill.
+8%
4.8
5.2
Q3'06
Q3'07
Spread: +85 bp

(**) Current accounts Abbey brand. Excluding Cahoot and asset management

Santander

27
Abbey. Business performance Mortgages UPLs £ Bill. Gross lending (YTD) Stock Stock: +9% 103.1 105.3 108.7 93.9 95.2 98.1 99.9 101.7 £ Mill. £ Bill. 92.5 1,873 -55% 3.7 -20% cahoot 2.9 3.4 763 cahoot 1.3 2.8 0.8 838 2.2 119 1.8 1.8 2.4 2.1 1.5 1.4 1.4 1.4 1,110 719 Q3’05 Q4 Q1’06 Q2 Q3 Q4 Q1’07 Q2 Q3 Q3 ‘06 Q3 0’7 Q3 ‘06 Q3’07 Stock Net lending Spread: -7 bp Spread: +61 bp Savings & Investments Bank accounts Net Flows (YTD) Stock Adult a/c openings (YTD) Current a/c liability** £ Bill. £ Bill. (000s) £ Bill. +108% +5% +8% 71.3 +6% 5.2 3.9 67.9 191 6.7 179 4.8 6.1 1.3 1.9 2.6 61.8 64.6 0. 9 1. 0 Q3’06 Q3’07 Q3’06 Q3’07 Q3’06 Q3’07 Q3’06 Q3’07 Retail Deposits API* Spread: +12 bp Spread: +85 bp (*) API: Annual Premium Income measures the flows that impact revenue and commissions (**) Current accounts Abbey brand. Excluding Cahoot and asset management

28 LATIN AMERICA Hi:::! «* Santander

29

Total Latin America 9M'07

US$ million

% Change 9M'07 / 9M'06

Gross operating income
+33%
Costs*
+18%
Net operating income
+45%
Attributable profit
+23%

Net operating income

Total
Global businesses
LatAm. Retail
1,290
1,314
1,455
1,439
1,775
2,024
2,105
844
977
1,000
975
1,266
1,449
1,664
Q1'06
Q2
Q3
Q4
Q1'07
Q2
Q3

(*) Personnel + administrative expenses + depreciation and amortisation

29 Total Latin America 9M’07 US$ million Attributable profit of US$ 2,747 mill., after a new record quarter in retail banking and with lower contribution from the markets % Change 9M’07 / 9M’06Grossoperating+33%incomeCosts*+18%Netoperating+45%incomeAttributable+23%profit Net operating income2,1052,0241,7751,4551,4391,2901,314TotalGlobalbusinesses1,6641,4491,2661,000977975LatAm. 844RetailQ1’06Q2Q3Q4Q1’07Q2Q3 (*) Personnel + administrative expenses + depreciation and amortisation Hi:::! «* Santander

30 Latin America: Main countries 9M’07 US$ Mill. and % o/ 9M’06 Strong growth of revenues in all countries with costs under control. Increased LLPs due to greater lending and change of mix Gross operating income: Net operating income:
Attributable profit: 10,511 mill.; +33% 5,904 mill.; +45% 2,747 mill.; +23% Brazil 4,248 +39% 2,480 +58% 940 +26% Mexico 2,561 +38% 1,540 +63% 682 +40% Chile 1,569 +18% 938 +18% 576 +29%* Other 1,814 +29% 757 +27% 384 -9% countries Santander Private 318 +27% 188 +25% 165 +23% Banking (*) Net profit (before minority interests): +38%

31

Brazil. Key highlights of the quarter

Macro and financial environment

- Fast recovery of market stability after certain volatility: (country-risk: 176 bp)
- Average interest rates (-360 bp o/ 2006)
- Loans: +25%; Savings: +21%*

Key Highlights

- **Customer increase** in 12 months (total: +850,000 and linked: +310,000)
- **Investing in commercial capacity**: branches (+187 branches, focus on Río) and ATMs (+165)
- **Growing above market** in loans to individuals, cards and mutual funds.

+27%
+29%
+29%
+25%
Total
Individuals
SMEs
Comp+GWB

Results

Gross operating income: Base 100: Q1'06

100
102
114
120
130
153
156
Q1'06
Q2
Q3
Q4
Q1'07
Q2
Q3

Efficiency

46.4
39.1
9M'06
9M'07

- … maintaining **net op. income** at the highest level

Net operating income (US$ mill.)

Net op. income net of LLPs (US$ mill.)

+20%
369
352
483
409
489
655
580
Q1'06
Q2
Q3
Q4
Q1'07
Q2
Q3

(*) Business growth in local currency. Savings: deposits + mutual funds

Santander 150 AÑOS

31 Brazil. Key highlights of the quarter Macro and financial environment Results Fast recovery of market stability after certain volatility: Strong revenues increase over 2006. In Q3, very (country-risk: 176 bp) good spreads and commissions, but lower trading gains (Q2’07 sales and revaluation) ... Average interest rates (-360 bp o/ 2006) Gross operating income: Efficiency Loans: +25%; Savings: +21%* Base 100: Q1’06 153 156 46.4 Key Highlights 120 130 39.1 Customer increase in 12 months 100 102 114 (total: +850,000 and linked: +310,000) Investing in commercial capacity: branches (+187 Q1’06 Q2 Q3 Q4 Q1’07 Q2 Q3 9M’06 9M’07 branches, focus on Río) and ATMs (+165) .... maintaining net op. income at the highest level Growing above market in loans to individuals, cards Net operating income Net op. income net of and mutual funds. (US$ mill.) LLPs (US$ mill.) Loans +49% +20% 893 870 655 (Change Sep’07 vs. Sep’06 in local currency) 717 580 583 591 483 409 489 492 498 369 352 +2 7% +29% +29% +25% Q1’06 Q2 Q3 Q4 Q1’07 Q2 Q3 Q1’06 Q2 Q3 Q4 Q1’07 Q2 Q3 LLPs: increase o/2006 due to growth and mix. Total Individuals SMEs Comp+GWB Stable risk premium in last quarters (Q3:3.3%) Business growth and balance sheet management make up for spreads fall, obtaining excellent results in net operating income and attributable profit (*) Business growth in local currency. Savings: deposits + mutual funds

32

Mexico. Key highlights of the quarter

Macro and financial environment

Key Highlights

+30%
+37%
+75%
+58%
-25%
Total**
Individuals
SMEs
Comp. +GWB
Government

Results

Gross operating income: Base 100: Q1'06

100
97
105
129
131
136
150
Q1'06
Q2
Q3
Q4
Q1'07
Q2
Q3

Efficiency

45.2
36.8
9M'06
9M'07

- … maintaining **net op. income** at the **highest** level

Net operating income (US$ mill.)

Net op. income net of provisions (US$ mill.)

+53%
285
256
267
308
359
355
410
Q1'06
Q2
Q3
Q4
Q1'07
Q2
Q3

Mexico. Key highlights of the quarter32 Macro and financial environment Results Solid macro fundamentals and greater institutional Strong revenues increase o/2006 (+38%) with a record Q3 stability (pension plans and tax reform approved) in spreads and commissions and significant efficiency improvement ... Improvement of country’s rating (BBB+) Short term interest rates: +25 bp since April ‘07 Gross operating income: Efficiency Base 100: Q1’06 Loans: +26%; Savings: +15%* 45.2 131 136 150 Key Highlights 129 36.8 100 97 105 Customer increase in 12 months (total: +960,000 and linked: +263,000) Q1’06 Q2 Q3 Q4 Q1’07 Q2 Q3 9M’06 9M’07 Investing in commercial capacity: branches ... maintaining net op. income at the highest level (+43), ATMs (+516; +16%), call centres positions (+812; +45%) Net operating income Net op. income net of (US$ mill.) provisions (US$ mill.) Growing above market in individual customers and consumer loans +74% +53% 410 555 359 Loans (Change Sep’07 vs. Sep’06 in local currency) 477 507 355 431 285 256 267 308 +75% +58% 321 304 319 +30% +37% -25% Q1’06 Q2 Q3 Q4 Q1’07 Q2 Q3 Q1’06 Q2 Q3 Q4 Q1’07 Q2 Q3 Total** Individuals SMEs Comp. Government LLPs increase o/2006 due to change of mix and +GWB normalisation of credit cost (cards). Stable in Q3’07 Solid business and profitable growth produce strong rises in gross and net operating income and attributable profit (*) Business growth in local currency. Savings: deposits + mutual funds (**) Manageable loans

33

Chile. Key highlights of the quarter

Macro and financial environment

Key Highlights

- **Customer increase** in 12 months (total: +320,000 and linked: +130,000)
- **Investing in commercial capacity**: branches (+68;+16%), ATMs (+329; +22%)
- **Focus on spreads improvement** over growth. Improving NIM over competitors

+13%
+15%
+18%
+5%
Total
Individuals
SMEs
Companies + GWB

Results

Gross operating income Base 100: Q1'06

100
114
119
105
116
129
148
Q1'06
Q2
Q3
Q4
Q1'07
Q2
Q3

Efficiency ratio

39.6
38.9
9M'06
9M'07

- ... feeding through to **net operating income**

Net operating income (US$ mill.)

Net op. income net of provisions (US$ mill.)

+8%
190
234
260
188
234
265
282
Q1'06
Q2
Q3
Q4
Q1'07
Q2
Q3

(*) Business growth in local currency. Savings: Deposits + mutual funds

Santander

33 Chile. Key highlights of the quarter Macro and financial environment Results Strong revenue growth due to customers and UF Macro: solid fundamentals and GDP at 6% contribution and further efficiency improvement ... In Q3’07: inflation jump and higher interest rates (75 bp) Gross operating income Efficiency ratio Base 100: Q1’06 Loans: +18%; Savings: +19%* 148 39.6 38.9 Key Highlights 129 114 119 116 105 100 Customer increase in 12 months (total: +320,000 and linked: +130,000) Q1’06 Q2 Q3 Q4 Q1’07 Q2 Q3 9M’06 9M’07 Investing in commercial capacity: branches .... feeding through to net operating income (+68;+16%), ATMs (+329; +22%) Net operating income Net op. income net of Focus on spreads improvement over growth. (US$ mill.) provisions (US$ mill.) Improving NIM over competitors +24% +8% 360282 272 275 304 234 260 Loans (Change Sep’07 vs. Sep’06 in local currency) 233 290 215 190 188 234 265 +15% +18% +13% +5% Q1’06 Q2 Q3 Q4 Q1’07 Q2 Q3 Q1’06 Q2 Q3 Q4 Q1’07 Q2 Q3 LLPs: increase due to growth of retail business Total Individuals SMEs Companies + GWB Attributable profit, impact from the placement in the US market of 7.23% of Santander Chile in Q4’06 Consolidating the growth trend of the previous quarter supported by solid underlying retail customer business (*) Business growth in local currency. Savings: Deposits + mutual funds

34
SECONDARY SEGMENTS

35

Secondary Segments Results
EUR Mill.

Retail Banking

Change 9M'07/9M'06

Gross op. inc.
+21%
Costs*
+8%
Net op. income
+33%
PBT
+27%

PBT % o/ Total Operating Areas

Retail Banking (7,003 mill.)
76%
GWB (1,632 mill.)
18%
6%
Asset Mgmt. & Insurance (546 mill.)

Global Wholesale Banking

Change 9M'07/9M'06

Gross op. inc.
+17%
Costs*
+18%
Net op. income
+17%
PBT
+43%

Asset Mgmt.& Insurance

Change 9M'07/9M'06

Gross op. inc.
+17%
Costs*
+7%
Net op. income
+22%
PBT
+18%

(*) Personnel + administrative expenses + depreciation and amortisations

Santander 150 AÑOS

35 Secondary Segments Results Global Wholesale EUR Mill. Banking Change 9M’07/9M’06 Gross +17% op. inc. PBT % o/ Total Operating Costs* +18% Retail Banking Change 9M’07/9M’06 Areas Net op. +17% income Gross +21% op. inc. PBT +43% Retail Banking Costs* +8% (7,003 mill.) GWB Asset Mgmt.& Insurance Net op. (1,632 mill.) Change 9M’07/9M’06 +33% income 18% 76% Gross +17% op. inc. PBT +27% 6% Costs* +7% Asset Mgmt. Net op. +22% & Insurance income (546 mill.) PBT +18%
(*) Personnel + administrative expenses + depreciation and amortisations

36

Retail Banking
EUR million

Retail Banking: solid performance in all geographic areas

Retail banking

Revenues
Net operating income
PBT
Abbey
LatAm
Continental Europe
+21%
17,284
14,246
2,607
2,843
+9%
4,921
6,229
+27%
6,718
8,212
+22%
+33%
9,677
7,277
1,197
1,440
+20%
2,270
3,259
+44%
3,809
4,978
+31%
+27%
7,003
5,494
889
1,213
+36%
1,528
1,948
+27%
3,076
3,842
+25%
9M'06
9M'07
9M'06
9M'07
9M'06
9M'07

Santander

36 36Retail BankingEUR millionRetail Banking: solid performance in all geographic areasRetail bankingRevenuesNet operating incomePBT+21%17,284+33%9,677+27%7,00314, 2462,8431,440+9%7,2775,4941,2132,607+20%+36%Abbey6,2291,1973,2598891,948+27%+27%4, 921+44%2,2701,528LatAm+22%8,2124,978+25%3,842Continental6,7183,809+31%3,076Europe9M’ 069M’079M’069M’079M’069M’07

37

Global Wholesale Banking

Gross operating income

EUR million
+17%
2,288
Total 1,955
Trading* 507
513
Customers 1,448
+23%
1,775
Customers' treasury: +8%
Equity: +34%
Investment banking: +66%
GTB: +15%
9M '06
9M '07

Customer revenues

EUR million
+5%
466
375
607
369
687
531
557
Q1'06
Q2
Q3
Q4
Q1'07
Q2
Q3

Sharp fall of generic provisions in 2007

EUR million
59
67
151
54
-51
-28
25
Q1'06
Q2
Q3
Q4
Q1'07
Q2
Q3

(*) Including capital profitability

Santander

37 Global Wholesale Banking Profit growth is supported by the good performance of customer revenues and the lower need for generic provisions Gross operating income Customer revenues EUR million EUR million +5% 687 607 2,288 531 557 +17% 466 375 369 Total 1,955 513 Trading* 507 Q1’06 Q2 Q3 Q4 Q1’07 Q2 Q3 Customers’ treasury: +8%
Sharp fall of generic provisions in 2007 Equity: +34% EUR million 1,775 1,448 +23% 151 Customers Investment banking: +66% 67 59 54 25 GTB: +15% -28 -51 9M ‘06 9M ‘07 Q1’06 Q2 Q3 Q4 Q1’07 Q2 Q3
(*) Including capital profitability Note. GTB: Global Transaction Banking (cash management, trade finance, custody and basic financing).

38

Asset Management and Insurance

Total business contribution: Total revenues to the Group

EUR Mill.
Total
2,565
+17%
3,001
Insurance*
1,072
+32%
1,416
Pension funds
299
-9%
273
Mutual funds
1,194
+10%
1,312
9M'06
9M'07

Revenues by geographic areas

Continental Europe (euros)
+10%
+5%
+37%
Mutual funds
Pension funds
Insurance*
Abbey (sterling)
+24%
+6%
Mutual funds
Pension funds
Insurance*
Latin America (US dollars)
+20%
-10%
+52%
Mutual funds
Pension funds
Insurance*

(*) Insurance fees plus insurance activity

Santander

38 Asset Management and Insurance
Insurance: good performance in all geographic areas. Impact of tax changes on mutual funds in Spain and regulatory changes in pensions in Latin America Total business contribution: Revenues by geographic areas Total revenues to the Group EUR Mill. Continental +37% Europe +10% +5% 3, 001 +17% (euros) Total 2,565 Mutual funds Pension Insurance* funds 1,416 Insurance* 1,072 +32% Abbey +24% +6% (sterling) 273 Mutual funds Pension Insurance* Pension funds 299 -9% funds +5 2% 1, 194 1,312 Latin America Mutual funds +10% +20% (US dollars) -10% Mutual funds Pension Insurance* 9M ‘06 9M’07 funds
(*) Insurance fees plus insurance activity

39
Agenda
Grupo Santander basic ideas 9M’07 Business areas performance 9M’07 ABN AMRO transaction Conclusions Appendix

40
ABN AMRO transaction. Offer’s acceptance
The initial offer period ended on October 5. At the end of the initial period, the offer had been accepted by 86% of the shareholders, surpassing the established minimum acceptance level
The consortium declared the offer “unconditional” on October 10, and opened a subsequent offer period, until October 31, for the acceptance of the offer by the remainder of ABN Amro shareholders
86% of the payment was made on October 17. Banco Santander paid out EUR 17,164 million
Banco Santander’s participation in the results of RFS* is expected to be incorporated in the fourth quarter using the equity method of accounting
The members of the ABN Amro Management Board have been appointed and must be ratified at the ABN Amro General Shareholders’ Meeting
The consortium has a 60 day term to present the segregation plan to the DNB (Dutch Central Bank), which plan must be approved by the DNB
(*) RFS Holdings B. V: company created by the consortium banks for the sole purpose of making and executing the offer, manage ABN Amro and register its results

41

ABN AMRO transaction. Segregation / Integration Plan

ABN Amro
Santander
Segregation Plan
Integration Plan
Management Board
Transition Management Committee
PMO
Transition Steering Groups (TSGs)
Integration Steering Committee
Integration Management Program
PMO
Integration Steering Groups (ISGs)

Santander
150 AÑOS

41
ABN AMRO transaction. Segregation / Integration Plan
ABN Amro Santander Segregation Integration Plan Plan
Integration Steering Management Board Committee
Transition Management Integration Management Committee Program
PMO PMO
Transition Steering Integration Steering Groups (TSGs) Groups (ISGs)

42
Agenda
Grupo Santander basic ideas 9M’07 Business areas performance 9M’07 ABN AMRO transaction Conclusions Appendix

In summary43 Excellent quarter for Santander within a difficult environment for banking business
Third quarter 2007 in a difficult environment due to:
- Turmoil in international financial markets, loss of confidence, liquidity squeeze, support from central banks ...
- Impact on results of large international banks and specialised companies (wholesale, investment banks ...) due to strong writedowns / lower assets valuation ...
Santander maintained robust results, balance sheet and liquidity strength, backed by its competitive advantages:
- High weight of retail banking — Geographic diversification — Risk quality and reduced exposure to complex products

44
Our strengths allow us to maintain EPS growth above 20%
In general terms, strong revenues increase with further efficiency ratio improvement
Europe: robust results in the retail networks within an environment of lower business activity
Abbey: achieving its targets in results, with greater business activity in the quarter and with a market environment with less PFS income growth.
Latin America: good performance of activity and results, with another record quarter in revenues, which absorb higher loan-loss provisions
Maintaining Santander’s balance sheet strength

45

EPS growth
(w/o extraordinary results)

H1'07 / H1'06

+21%
+14%
SAN
Average*

Efficiency ratio improvement

H1'07 / H1'06

-4.9 p.p.
-1.3 p.p.
SAN
Average*

Santander
150 AÑOS

This performance will allow us to widen the gap attained during H1’07 over our competitors
EPS growth
Efficiency ratio improvement
(w/o extraordinary results)
H1’07 / H1’06 H1’07 / H1’06 +21% -4.9 p.p. +14% -1.3 p.p. SAN Average* SAN Average*
(*) Average calculated with the following banks: BoA, BBVA, BNP, Citigroup, Credit Agricole, Credit Suisse, Deutsche, Fortis, ING, Intesa Sanpaolo, JP Morgan, SocGen, UBS, Unicredito, Wachovia, Wells Fargo, HSBC, Lloyds, HBOS, Barclays and RBS

46
All of it consistent with ABN AMRO’s acquisition process ...
... a transaction with a solid strategic rationale: Markets we know well Where Santander can generate value -Improve efficiency ratio -Create stronger units -Boost business ... which meets our financial criteria: Positive impact on EPS at Group level: +5% in 2010 ROI will exceed our cost of capital by the third year ... and to be completed as soon as possible
In short, this transaction represents an excellent opportunity for Santander

47
Agenda
Grupo Santander basic ideas 9M’07 Business areas performance 9M’07 ABN AMRO transaction Conclusions Appendix

48
Continental Europe. Main units spreads (%)
SAN Branch Network Banesto Retail Banking
3.69 3.94 3.35 3.39 3.48
3.26 3.44 3.47 3.13 3.23 3.10 3.16 2.92 3.00 2.70
2.22 2.43 2.03 2.11 2.19
1.95 2.16 1.83 1.92 1.71 1.87 1.54 1.64
1.39 1.29 1.31 1.28 1.25 1.38 1.36 1.30 1.31 1.32 1.28 1.29 1.26 1.24 Q1’06 Q2 Q3 Q4 Q1’07 Q2 Q3 Q1’06 Q2 Q3 Q4 Q1’07 Q2 Q3
Loans Deposits Total Loans Deposits Total
Santander Consumer Finance Portugal Retail Banking
2.85 2.84 2.80 2.79 2.73 2.73 2.69 4.79 4.58
4. 15 3.83 3.69
3.52 3.34 1.66 1.63 1.56 1.53
1.46 1.43 1.35
1.19 1.21 1.24 1.26 1.27 1.30 1.34 Q1’06 Q2 Q3 Q4 Q1’07 Q2 Q3 Q1’06 Q2 Q3 Q4 Q1’07 Q2 Q3 Loans Deposits Total

49

Continental Europe. NPLs and coverage

Santander Branch Network

299%
254%
0.57%
0.66%
Sep'06
Sep'07
NPLs
Coverage

Banesto

400%
369%
0.43%
0.43%
Sep'06
Sep'07
NPLs
Coverage

Santander Consumer

114%
104%
2.57%
2.81%
Sep'06
Sep'07
NPLs
Coverage

Portugal

128%
119%
1.38%
1.30%
Sep'06
Sep'07
NPLs
Coverage

(*) September '06 restated based on 2007 criteria

Santander

49
Continental Europe. NPLs and coverage Santander Branch Network Banesto
299% 400% 369% 254%
0.57% 0.66% 0.43% 0.43% Sep’06 Sep’07 Sep’06 Sep’07
NPLsCoverage NPLsCoverage Santander Consumer Portugal 114% 128%
104% 119%
1.38%
2.57% 2.81% 1.30% Sep’06 Sep’07 Sep’06 Sep’07
NPLs Coverage NPLs Coverage
(*) September ‘06 restated based on 2007 criteria

50

Abbey. Spreads and NPLs ratio
(%)

NPLs and coverage
84%
74%
0.64%
0.58%
Sep'06
Sep'07
NPLs
Coverage

Santander
150 AÑOS

50
Abbey. Spreads and NPLs ratio (%) Spreads Retail Banking NPLs and coverage
1.89 1.97 2.01 2.01 84%
1.81 1.84 1.84 74% 1.28 1.32 1.36 1.09 1.11 1.14 1.20 0.72 0.73 0.70 0.69 0.69 0.69 0.64% 0.58% 0.65 Q1’06 Q2 Q3 Q4 Q1’07 Q2 Q3
Sep’06 Sep’07
Loans Deposits Total NPLs Coverage

51
Latin America. Main countries spreads (%)
Brazil Retail Banking Mexico Retail Banking
20.95 20.48 19.28 18.01 18.24 18.05 17.72 13.64 14.20 14.39 14.25 14.41 11.62 12.21 18.42 18.43 17.38 16.62 16.63
16.34 16.34 10.34 10.72 10.84 10.79 10.99 8.13 9.05
2.53 2.05 1.90 1.67 1.62 1.42 1.38 3.49 3.30 3.48 3.55 3.46 3.42 3.16
Q1’06 Q2 Q3 Q4 Q1’07 Q2 Q3 Q1’06 Q2 Q3 Q4 Q1’07 Q2 Q3 Loans Deposits Total Loans Deposits Total
Chile Retail Banking
7.11 7.28 7.50 6.86 6.97 6.94 6.97
5.07 5.07 4.95 4.91 5.08 5.14 5.27 1.79 2.04 2.02 2.03 2.20 1.83 2.23
Q1’06 Q2 Q3 Q4 Q1’07 Q2 Q3 Loans Deposits Total

52

Latin America. NPLs and coverage

Brazil
107%
102%
2.82%
2.79%
Sep'06
Sep'07
NPLs
Coverage

Mexico
241%
210%
0.90%
1.09%
Sep'06
Sep'07
NPLs
Coverage

Santander 150 AÑOS

52
Latin America. NPLs and coverage Brazil Mexico
107% 241% 210%
102%
2.82% 2.79% 1.09% 0.90%
Sep’06 Sep’07 Sep’06 Sep’07 NPLs Coverage NPLs Coverage
Chile
168% 121% 1.78% 2.08% Sep’06 Sep’07 NPLs Coverage

Santander 150 AÑOS

Dow Jones Sustainability Indexes
Member 2006/07

FTSE4Good Index Series

Relations with Investors and Analysts Ciudad Grupo Santander Edificio Pereda, 1[a] planta Avda de Cantabria, s/n 28660 Boadilla del Monte, Madrid (España) Teléfonos: 91 259 65 14 — 91 259 65 20 Fax: 91 257 02 45 e-mail: investor@gruposantander.com www.gruposantander.com

Item 3

Financial Report
January - September
07

Santander

FINANCIAL REPORT
JANUARY — SEPTEMBER
07
Santander 150
Dow jones
Sustainability Indexes

NET PROFIT FROM GROSS OPERATING INCOME NET OPERATING INCOME
ORDINARY ACTIVITY
Million euros Million euros Million euros 20,253 11,103 16,708+21.2%* 6,417 14,147 8,454 +31.3%* 6,515 5,057 +26.9%* 4,089 9M’059M’069M’07 9M’05 9M’06 9M’07 9M’059M’06 9M’07 (*) Exchange rate effect excluded: +23.4% (*) Exchange rate effect excluded: +34.0% (*) Exchange rate effect excluded: +30.1% ATTRIBUTABLE PROFIT ROE EPS(1) % Euros Million euros 22.1 0.9626 20.2(1) +1.6.p.p. 6,572 18.6 0.7917
+21.6% 6,006(1) +21.4%* 16.4 4,947 0.6216
3,878 9M’05 9M’06 9M’07 9M’05 9M’06 9M’07 9M’05 9M’06 9M’07
(*) Exchange rate effect excluded: +24.2% DISTRIBUTION OF ATTRIBUTABLE PROFIT(1) BY DISTRIBUTION OF PROFIT BEFORE TAXES(1) BY OPERATIVE GEOGRAPHICAL SEGMENTS OPERATIVE BUSINESS SEGMENTS 9M’07 9M’07 United Kingdom Global Wholesale
Banking: 18% Retail Continental (Abbey): 14% Continental Europe: Europe: 54% Asset Management 42% and Insurance: 6% Latin América: 32% • Santander Branch Network: 21%
· Brazil: 11% Retail United Kingdom
· Banesto: 8%
· Mexico: 8% (Abbey): 13%
· Santander Consumer
· Chile: 7% Retail Latin America:
Finance: 8%
21%
· Portugal: 6%
Retail Banking: 76%
(1) w/o extraordinary capital gains.
Note: The financial information in this report has not been audited, but it was approved by the Board at its meeting on October 17, 2007, following a favourbale report from the Audit and Compliance Committee on October 16, 2007. The Committee verified that the information for the quarter was based on the same principles and practices as those used to draw up the annual financial statements.
2 January-September 2007

Key consolidated data
Key consolidated data

			Variation
	9M ’07	9M ’06	Amount	(%)	2006

Balance sheet (Million euros )
Total assets	886,668	798,540	88,129	11.0	833,873
Customer loans	551,215	496,993	54,222	10.9	523,346
Customer funds under management	806,487	715,265	91,222	12.8	739,223
Shareholders’ equity	45,013	40,109	4,903	12.2	40,062
Total managed funds	1,066,055	961,093	104,962	10.9	1,000,996

Income statement (Million euros)
Net interest income (w/o dividends)	11,020	8,884	2,137	24.1	12,084
Commercial revenue	18,106	15,166	2,940	19.4	20,436
Gross operating income	20,253	16,708	3,545	21.2	22,615
Net operating income	11,103	8,454	2,649	31.3	11,369
Net profit from ordinary activity	6,417	5,057	1,360	26.9	6,790
Attributable profit to the Group	6,572	4,947	1,624	32.8	7,596

EPS, Profitability and efficiency (%)
EPS (euro)	1.0534	0.7917			1.2157
Diluted EPS (euro)	1.0485	0.7883			1.2091
ROE	22.10	18.61			21.39
ROA	1.07	0.89			1.00
RORWA	1.91	1.64			1.83
Efficiency ratio (1)	44.04	48.27			48.53

(1).	- (general administrative expenses - compensating fees + depreciation and amortisation) / (gross operating income + income from non-financial services (net))

Capital and NPL ratios (%)
BIS ratio	12.79	12.54			12.49
Tier I	7.78	7.49			7.42
NPL ratio	0.89	0.83			0.78
NPL coverage	158.12	185.70			187.23

Market capitalisation and shares
Shares outstanding (millions at period-end)	6,254	6,254			6,254
Share price (euros)	13.63	12.47			14.14
Market capitalisation (million euros)	85,246	77,991			88,436
Book value (euro)	7.20	6.41			6.41
Price / Book value (X)	1.89	1.94			2.21

Other data
Shareholders (number)	2,332,429	2,350,276			2,310,846
Number of employees	137,664	128,719			129,749
Continental Europe	47,603	44,374			44,216
United Kingdom (Abbey)	16,855	17,439			17,146
Latin America	71,592	65,363			66,889
Financial management and equity stakes	1,614	1,543			1,498
Number of branches	11,217	10,583			10,852
Continental Europe	5,939	5,629			5,772
United Kingdom (Abbey)	705	712			712
Latin America	4,573	4,242			4,368

Information over profit excluding extraordinary capital gains and writedowns

Attributable profit to the Group (w/o capital gains)	6,006	4,947	1,058	21.4	6,582
EPS (w/o capital gains) (euro)	0.9626	0.7917			1.0534
Diluted EPS (w/o capital gains) (euro)	0.9582	0.7883			1.0477
ROE (w/o capital gains)	20.20	18.61			18.54
ROA (w/o capital gains)	0.99	0.89			0.88
RORWA (w/o capital gains)	1.76	1.64			1.60
P/E ratio (X) (w/o capital gains)	10.62	11.81			13.42
January-September 2007 3

Highlights of the period
Highlights of the Group
•
Earnings per share excluding capital gains were EUR 0.3390 in the third quarter, 22.4% more than in the same period of 2006. This was made possible by a record quarterly attributable profit of EUR 2,113 million, 22.1% more than in the third quarter of 2006.

•
The profit for the first nine months excluding capital gains was 21.4% higher at EUR 6,006 million. Including the second quarter’s capital gain from the sale of 1.79% of Intesa Sanpaolo (EUR 566 million), total attributable profit was EUR 6,572 million, (+32.8%).

•	All geographic areas (Continental Europe, Abbey and Latin America) increased their attributable profit by around or more than 20% in the respective currencies in which they are managed.

•	Further improvement in profitability (excluding capital gains) over the first nine months of 2006. Both ROE (20.2%; + 1.6 p.p,) and the RoRWA (1.76%; +12 b.p.) were higher.

•
The rise in the Group’s profit was due to a surge in gross operating income (+21.2%), spurred by the most recurrent revenues: net interest income (+23.4%), and fees coupled with revenues from insurance (+16.5%)

•
Costs rose 10.4%, half the pace of revenues, and widened the “jaws” (the difference between the growth in gross operating income and in costs) to 11 p.p. The efficiency ratio improved by 4.3 p.p. since September 2006 to 44.0%

•	Revenue growth together with the improvement in the efficiency ratio pushed up net operating income by 31.3% over the first nine months of 2006.

•
Net loan-loss provisions were 34.0% higher than in the first nine months of 2006, basically due to greater lending and the change in mix toward more profitable segments, as well as Drive’s consolidation. Credit risk quality continued to be excellent: the ratio of non-performing loans was 0.89% and coverage 158%. The Group’s generic fund reached EUR 5,945 million.

•	Solid capital ratios: the BIS ratio stood at 12.79% and core capital at 6.24%.

•	The second interim dividend of EUR 0.12294 per share charged to 2007’s profits will be paid as of November 1. This is 15% higher than the same dividend in 2006.

•
The offer for ABN Amro launched by the consortium of Santander, The Royal Bank of Scotland Group and Fortis was closed successfully in October. This operation fits perfectly with the Group’s strategy of disposals and acquisitions as it meets our financial and strategic criteria, while being financed in the most efficient way for Santander shareholders. More details are provided on pages 6 to 9.

•
As part of the financing of ABN Amro’s acquisition, Banco Santander successfully placed EUR 7,000 million of Valores Santander (mandatorily convertible bonds) among 129,000 investors, which will be converted into shares of the Bank after the acquisition of ABN Amro. In October a subordinated debt issue of around EUR 4,000 million was made.

•
Agreement to sell the pension fund management institutions in Mexico, Chile, Colombia and Uruguay for $1,300 million was reached in the third quarter. Negotiations to sell this business in Argentina are in an advanced stage. These operations are expected to be fully completed during the fourth quarter.

•	In order to deepen the Group’s strategy in the segment for high income customers, the Global Private Banking Division was created.
Rating agencies
In March 2007 Standard & Poor’s improved the Group’s rating from A+ to AA. In April, Moody’s also improved the rating from AA to Aa1 and maintained that for financial strength.

	Long	Short	Financial
September 2007	term	term	strength	Outlook

Standard & Poor’s	AA	A1 +		Stable
Fitch Ratings	AA	F1 +	A/B	Stable
Moody’s	Aa1	P1	B	Stable
DBRS	AA	R1 (high)		Stable
4 January-September 2007

Highlights of the period
Highlights of the segments
Principal segments (geographic)
•	Continental Europe generated attributable profit of EUR 3,533 million, 35.4% more than in the first nine months of 2006 and 54% of the Group’s total from its operating areas (+32.4% excluding Drive).

This growth was due to the strong rise in gross operating income (+23.0%), well above the increase in costs (+13.8%). As a result, the efficiency ratio was 2.9 p.p. better at 37.6% and net operating income was 29.3% higher. All units did well, particularly the retail banks in Spain, wholesale business and private banking.

•
In the UK, Abbey contributed attributable profit of EUR 906 million, 22.0% higher and 14% of the total. Ordinary attributable profit, excluding the net contribution in 2006 of the life assurance business that was sold, increased 43.9%.

The main factors behind the growth in profits were the faster rise in gross operating income (+6.5% y-o-y in sterling) and lower costs (-3.6%, also in sterling), coupled with the notable improvement in efficiency and profitability.

•	Latin America’s attributable profit was EUR 2,044 million (32% of the Group’s total), 13.6% more than in the first nine months of 2006 (+19.1% excluding the exchange rate impact).
This growth was the result of stronger business, particularly with individual customers, SMEs and companies. Consequently, gross operating income grew at a much faster pace than costs and net operating income increased 34.5% (+40.5% excluding the exchange rate) and absorbed the larger volume of provisions allocated as a result of greater lending and the change in business mix. In dollars, the currency used to manage the area, attributable profit was $2,747 million.
The results of the three large geographics areas for the first nine months continued to shine, surpassing some international competitors whose results were more impacted by the turmoil in markets during the third quarter.
There is more information on these segments in pages 25 to 41 of this report.
Secondary level (businesses)
•
Retail Banking, which generated 85% of the total gross operating income and 76% of profit before tax, continued to be the Group’s growth engine. Gross operating income rose 21.3% in the first nine months, net operating income 33.0% and profit before tax 27.5% (to EUR 7,003 million).

Continental Europe’s profit before tax rose 24.9%, Abbey Retail’s 36.4% in euros (+34.8% in sterling) and Latin America’s 27.5% (+34.4% excluding the exchange rate impact).

•	Global Wholesale Banking contributed 11% of total gross operating income and 18% of profit before tax (+43.3% to EUR 1,632 million).

This performance was driven by a rise of 17.0% in gross operating income, particularly from customer business as trading gains were flat. The growth was strengthened by a smaller rise in costs (the efficiency ratio reached 28.5%) and lower provisions because of the release of generic provisions in 2007.

•
The profit before tax of Asset Management and Insurance was 17.5% higher at EUR 546 million in the first nine months. Total revenue generated by all the products managed by this area (mutual and pension funds and insurance) was EUR 3,001 million, 17% more than in the same period of 2006.

Of note among the global businesses integrated into this segment were mutual funds and, especially, insurance. Gross and net operating income and profit increased by more than 25%. Pension fund business (being sold in Latin America) was negatively affected by regulatory pressure and the consequent smaller contribution from Latin America, particularly Mexico.

There is more detail on these segments in pages 44 to 49 of this report.
January-September 2007 5

Acquisition of ABN AMRO
Development of the operation
At the beginning of the third quarter of 2007, in particular, on July 20, 2007, and once the regulatory clearances required to publish the offer documentation for ABN AMRO were received, Santander, together with the Royal Bank of Scotland Group plc, Fortis N.V. and Fortis S.A./N.V. (collectively, the “Banks”) formally launched, through RFS Holdings B.V., the offer for the ordinary shares and ADSs and the formerly convertible preference shares of ABN AMRO. The initial acceptance period of the offer ended on October 5, 2007.
On October 4, 2007, the Banks announced an offer, which will expire on October 30, 2007, of 0.59 in cash for each depository receipt representing ABN AMRO Holding N.V. convertible financing preference shares.
On October 10, 2007, the Banks declared wholly unconditional the offer. At that moment, 1,590,342,964 ABN AMRO ordinary shares (including shares underlying 35,341,532 ABN AMRO ADSs), which represent approximately 86% of ABN AMRO’s ordinary share capital, had been tendered (including certain shares which were already owned by the Banks and that they had committed to contribute to RFS Holdings).
On the same date, it was announced that a subsequent offer period had commenced during which the holders of ABN AMRO ordinary shares and ADSs could sell these securities until October 31, 2007 for the same terms set out for the offer.
The payment of the ordinary shares and ADSs tendered in the initial acceptance period of the aforementioned offers took place on October 17, 2007, for an amount of 17,164 million. If the remaining ABN AMRO ordinary shares, ADSs and the ABN AMRO formerly convertible preference shares are tendered, Santander’s share of the aggregate purchase price for 100% of the ABN AMRO shares will be approximately 19.8 billion.
Separately, ABN AMRO and the Banks announced on October 11, 2007, certain nominations in ABN AMRO’s corporate bodies and management structure. Such nominations, which include three representatives of Santander, are subject, among other requirements, to their approval by the next Extraordinary General Meeting of shareholders of ABN AMRO which has already been convened to be held on November 1, 2007.
Following all these events, it is now initiated a process to separate ABN AMRO businesses for their subsequent integration into the Banks. Upon completion of the allocation of ABN AMRO businesses units among the Banks, Santander will own ABN AMRO’s “Latin America Business Unit “basically, Banco Real in Brazil, excluding wholesale clients outside such country and Banca Antoniana Popolare Veneta (“Antonveneta”).
The completion of this process of separation and integration of assets is subject to approval by, among other regulatory bodies, the Dutch central bank -De Nederlandsche Bank N.V.-, and is expected to be obtained in the first half of 2008.
6 January-September 2007

Acquisition of ABN AMRO
Strategic and financial rationale
The offer for the acquisition of ABN AMRO businesses meets the strategic and financial criteria established by Santander to ensure the creation of shareholder value, leveraged by the Group’s capacity to appropriately execute business integrations.
Strategic rationale
The strategic fundamentals for the acquisition can be summarised as follows:
•
The acquisition of ABN AMRO’s businesses will increase the Group’s exposure to attractive markets which are well known and in respect of which the Group has developed the necessary tools to operate effectively;

•	The ABN AMRO businesses have significant potential for growth;
•
High confidence in Santander’s ability to add significant value to the ABN AMRO businesses by implementing Santander’s global commercial and retail business model, by introducing our proprietary technology platforms and by generating synergies.

•	The Group’s strong integration track record both in Europe and in Latin America. As a result, the risk involved in integrating the ABN AMRO businesses is reduced to relatively low levels.
Santander believes that the integration of these businesses will produce at the end of the third year total synergies of around EUR 1.0 billion, 83% of them will come from costs and the rest from revenue synergies.
In addition to the above analysis, there are other reasons to carry out this transaction from the perspective of the acquired entities’ position in their respective markets and their specific characteristics, as described below.
Banco Real
On a standalone basis, Banco Real is Brazil’s fourth largest bank by total loans, deposits and revenues. It is a well known brand and has a large distribution network (1,900 branches and 8,700 ATMs), enabling it to fully develop its retail and wholesale banking business throughout the country. It also has specialised entities for private banking and auto finance (more than 15,000 dealers).
Brazil is a very attractive market because of its economic stability, growth potential and bankarisation and is progressing toward attaining investment grade status in the near future. Santander knows the Brazilian market well. Its large franchise is the result of a successful process of construction and integration and today shows a strong capacity for organic growth.
The potential and complementary geographic and business mix of Santander Brazil and Banco Real will make the combined bank a powerhouse throughout the country, on a par in terms of market share and infrastructure with that of Brazil’s two leading private sector banks: second in deposits, third in loans and network and fourth by revenues.
•
In the South/South East region of Brazil (which is the source of 64% of that country’s GDP), the economic hub of the country, the combined bank will have a market share in terms of branches of 16% (20% in São Paulo and 13% in Rio de Janeiro). The share for the whole of the country will be 12%.

•
Complementary business mix: Real is stronger than Santander in areas such as mass market, consumer loans and SMEs whilst Santander is stronger than Real in areas such as affluent banking and business/corporate banking.

January-September 2007 7

Acquisition of ABN AMRO
The combined bank also has a strong capacity to boost earnings. There is a detailed plan for integration, cost-cutting and attaining revenue synergies. The following is highlighted:
•
Cost reduction: applying the best operating practices; IT integration (single platform in 2010); operating integration (back offices in global factories), integration of central services (support areas and global products); merger and optimisation of networks (strengthen the front office, optimise intermediate structures).

•
Boost revenues: take advantage of the size of the combined bank; extend best practices; leverage business potential on Santander technology; take advantage of the potential of the Group’s global units.

•
Low risks in the integration: the experience in Brazil (merger of five banks into one) and initially keeping the business structures of Santander and Real separate for their subsequent merger, something already done successfully in Mexico and Chile.

These measures aim to attain EUR 700 million in cost synergies in three years (-32% of the pro-forma costs base in 2006) and EUR 110 million in revenues (+3% of the pro-forma revenues in 2006). Even so, and assuming full achievement of these synergies, the combined bank’s profit will be 25% lower than that of Brazil’s two leading private sector banks. Our final goal is to generate at least the same level of profit.
Banca Antonveneta
Antonveneta has 1,045 branches and market shares in Italy of 3.2% in branches, 2.2% in loans and 2.3% in deposits, with a strong position in the core regions where it operates. Retail banking accounts for around 80% of its loan portfolio. It has more than 1.5 million retail customers, with 600,000 issued cards, and 200,000 SME customers.
The following reasons are behind the strategic rationale for the acquisition of Antonveneta for:
•
Italy is an attractive market and has some similarities with Spain. It suffers from under penetration of certain key retail banking products, such as mortgages and consumer lending, and enjoys large sources of revenues in financing SMEs and mutual funds, which give the sector a good structural profitability.

•
Santander knows the Italian market well as a result of the stake it had in San Paolo-IMI and our operations in the Italian consumer finance and private banking sectors. This experience makes us optimistic about the Italian market.

•	Antonveneta is well placed to take advantage of the Italian market’s long-term growth opportunity which offers an excellent platform for organic growth.
•
Santander can add significant value to Antonveneta by improving both the results and operating efficiency, through: cost and revenue synergies; rolling out the Partenón platform (which we are confident that can be fully adapted to the needs of the Italian market), and the support by the Group’s global units.

8 January-September 2007

Acquisition of ABN AMRO
These plans suggest that we can generate synergies of around EUR 150 million in costs and EUR 60 million in revenues. Even after attaining these synergies, the net profit per Antonveneta branch should offer greater potential than that of other similar businesses.
Financial impact
On these assumptions, the transaction should meet Santander’s financial acquisition criteria (which are EPS accretion plus return on investment (ROI) above our cost of capital within three years) by the end of 2010, by which time we expect the synergies discussed above to be fully integrated in our income statement. We expect that the financial impact of the transaction will be as follows:
•	EPS impact to be +1.3% in 2008, +3.8% in 2009 and +5.3% in 2010; and
•	ROI in excess of 10.5% by 2009[1] and in excess of 12.5% by 2010.
Initially, the acquisition of ABN AMRO businesses will reduce Santander’s capital ratios. It is the intention of Santander to increase its core capital ratio to around 6% in a reasonable period.

(1)	Note: ROI calculated as expected 2010 earnings (including synergies) divided by total consideration of ABN AMRO businesses plus NPV of amortisation of Antonveneta acquired intangibles.
January-September 2007 9

Consolidated financial report
General background
The financial markets were unstable during August and September, originally because of the sub-prime mortgage crisis in the US and then spreading to other assets and producing an international liquidity squeeze.
The global economy seems well prepared to tackle the new situation, thanks to the quick response from central banks and the favourable starting point. The turmoil affected growth expectations.
As a result, the soft downturn in the global economy in the first half of 2007 (5.1 vs 5.4% in 2006) intensified in the second half and will do so in 2008, but without denting global expansion significantly.
The US economy grew 1.9% year-on-year in the second quarter of 2007, below the potential rate and in line with previous quarters because of the property market crisis. The recovery will be delayed by the financial instability. Core inflation was around 2%. The Fed reduced its funds rate from 5.25% (unchanged for more than a year) to 4.75% in September.
Latin America continued to grow at around 5% with solid fundamentals (inflation, general government balance and current account). The progress made in most countries meant that the impact of the situation in the markets on the region was limited. Exchange rates remained firm. Food price rises prevented further falls in inflation. Official interest rates varied in accordance with the different needs, with moderate rises in some countries (Chile), stability in others (Mexico) and further cuts in others (Brazil).
The Euro zone’s expansion slowed in the second quarter (2.5% vs 3.2% in the first quarter), largely due to the weather. Inflation was 2.1%, slightly above the European Central Bank’s target and higher energy prices could push it up in the last part of the year. The ECB held its repo rate at 4% (since June), reflecting general uncertainty and the euro’s strength (EUR 1/$ 1.42).
The Spanish economy grew 4.0% year-on-year in the second quarter, only slightly lower than the 4.1% in the first quarter. The composition of domestic demand showed that household spending on consumption and property had slowed a little but was still growing strongly, while investment in capital goods, public works and exports continued to increase briskly. Inflation was 2.7%.
The UK economy grew 3% in the second quarter, above its potential rate. In spite of this growth, inflation dropped to 1.8% and enabled the Bank of England to hold its base rate at 5.75% in September.
In short, the situation and outlook remains good but subject to greater uncertainty; increased or prolonged instability in the markets could affect global growth to a greater extent.
Grupo santander results
Attributable profit was EUR 6,572 million in the first nine months, including EUR 566 million of capital gain from the sale of 1.79% of Intesa Sanpaolo in the second quarter. Excluding it, attributable profit was 21.4% higher at EUR 6,006 million, a figure that more clearly reflects the Group’s capacity to generate earnings. All the comments from now on do not include the capital gain.
Earnings per share were EUR 0.9626, up 21.6%, and the diluted earnings per share were EUR 0.9582.
As a result, profitability improved. The ROE was 1.6 p.p. higher than in the first nine months of 2006 at 20.2% and the RoRWA was 1.76% (+12 b.p.).
The four main factors were:
•	Solid growth in revenues: commercial revenue rose 19.4%, driven again by net interest income excluding dividends, net fees and insurance business.
•
Strong improvement in efficiency: selective growth in costs in Continental Europe and Latin America, well below the rise in gross operating income, and the decline in costs at Abbey produced notably better efficiency ratios in all segments. The Group’s ratio was 44.0% at the end of September (48.3% a year earlier).

•
The 34.0% increase in net loan-loss provisions, in line with forecasts, was due to the larger volume of lending and the change in business mix (reflected in a higher risk premium). Profit before tax was still 25.0% higher.

•	The quality and sustainability of results: the Group’s good performance was due to all operating areas. Net operating income and profit before tax increased by around 30%.
In order to appropriately interpret these results, the following three aspects should be taken into account:
•
In line with accounting regulations, the results of the businesses sold in 2006 are in “net profit from discontinued operations”. This enables management of recurrent businesses to be better tracked throughout the income statement.

•	Drive’s results began to be consolidated in the first quarter of 2007. Its impact on growth in gross operating income was +3.0 p.p., +0.7 p.p. on costs and +1.5 p.p. on attributable profit.
•
Comparisons between growth in gross operating income and costs are negatively affected by the average exchange-rate performance of Latin American currencies and of the dollar against the euro, and positively by sterling. The impact as regards the euro is -2 p.p. for the Group’s total, +1.5 p.p. on Abbey and -6 p.p. in Latin America.

Net interest income amounted to EUR 11,378 million, the eleventh consecutive quarterly rise and 23.4% more than the first nine months of 2006.
10 January-September 2007

Consolidated financial report
Income statement

			Variation
Million euros	9M’ 07	9M’ 06	Amount	(%)

Net interest income (w/o dividends)	11,020	8,884	2,137	24.1
Dividends	357	335	22	6.7

Net interest income	11,378	9,219	2,159	23.4

Income from companies accounted for by the equity method	248	386	(137)	(35.6)
Net fees	6,173	5,342	830	15.5
Insurance activity	308	219	88	40.3

Commercial revenue	18,106	15,166	2,940	19.4

Gains (losses) on financial transactions	2,147	1,542	605	39.2

Gross operating income	20,253	16,708	3,545	21.2

Income from non-financial services	110	90	20	21.9
Non-financial expenses	(56)	(46)	(10)	20.6
Other operating income	(112)	(64)	(49)	76.2
Operating expenses	(9,092)	(8,235)	(857)	10.4
General administrative expenses	(8,132)	(7,393)	(739)	10.0
Personnel	(4,822)	(4,437)	(385)	8.7
Other administrative expenses	(3,310)	(2,956)	(353)	11.9
Depreciation and amortisation	(960)	(841)	(119)	14.1

Net operating income	11,103	8,454	2,649	31.3

Impairment loss on assets	(2,443)	(1,842)	(601)	32.6
Loans	(2,401)	(1,792)	(609)	34.0
Goodwill	—	(5)	5	(100.0)
Other assets	(42)	(46)	3	(7.6)
Other income	(412)	(15)	(397)	—

Profit before taxes (w/o capital gains)	8,248	6,596	1,652	25.0

Tax on profit	(1,830)	(1,539)	(292)	18.9

Net profit from ordinary activity	6,417	5,057	1,360	26.9

Net profit from discontinued operations	—	329	(329)	(100.0)

Net consolidated profit (w/o capital gains)	6,417	5,386	1,031	19.1

Minority interests	412	439	(27)	(6.2)

Attributable profit to the Group (w/o capital gains)	6,006	4,947	1,058	21.4

Extraordinary capital-gains	566	—	566	—

Attributable profit to the Group	6,572	4,947	1,624	32.8

Pro memoria:
Average total assets	868,249	809,749	58,500	7.2
Average shareholders’ equity	39,651	35,441	4,209	11.9

NET INTEREST INCOME (W/O DIVIDENDS)
Million euros
3,887
3,672 3,460 3,200 3,079 2,921 2,883
Q1’06 Q2’06 Q3’06 Q4’06 Q1’07 Q2’07 Q3’07

COMMERCIAL REVENUE (W/O DIVIDENDS)
Million euros
6,113
5,933 5,703 5,144 5,201 4,869 4,817
Q1’06 Q2’06 Q3’06 Q4’06 Q1’07 Q2’07 Q3’07

January-September 2007 11

Consolidated financial report
Quarterly

	2006				2007
Million euros	Q1	Q2	Q3	Q4	Q1	Q2	Q3

Net interest income (w/o dividends)	2,883	2,921	3,079	3,200	3,460	3,672	3,887
Dividends	50	187	98	69	48	236	74

Net interest income	2,933	3,109	3,177	3,269	3,509	3,908	3,961

Inc. from companies accounted for by the equity method	131	110	145	41	60	100	89
Net fees	1,738	1,756	1,848	1,881	2,087	2,067	2,019
Insurance activity	66	81	72	79	95	94	119

Commercial revenue	4,867	5,056	5,242	5,270	5,751	6,168	6,187

Gains (losses) on financial transactions	408	508	626	637	492	796	859

Gross operating income	5,276	5,565	5,868	5,907	6,243	6,964	7,046

Income from non-financial services	38	10	43	28	34	43	33
Non-financial expenses	(15)	(17)	(14)	(24)	(18)	(22)	(15)
Other operating income	(21)	(19)	(24)	(56)	(34)	(36)	(42)
Operating expenses	(2,744)	(2,706)	(2,785)	(2,941)	(2,950)	(3,030)	(3,112)
General administrative expenses	(2,464)	(2,429)	(2,500)	(2,632)	(2,642)	(2,714)	(2,776)
Personnel	(1,483)	(1,466)	(1,488)	(1,567)	(1,551)	(1,618)	(1,653)
Other administrative expenses	(981)	(963)	(1,012)	(1,065)	(1,092)	(1,096)	(1,122)
Depreciation and amortisation	(280)	(276)	(285)	(310)	(308)	(316)	(336)

Net operating income	2,533	2,833	3,088	2,915	3,275	3,918	3,910

Impairment loss on assets	(512)	(621)	(710)	(708)	(683)	(862)	(898)
Loans	(501)	(599)	(692)	(675)	(670)	(841)	(890)
Goodwill	—	(5)	—	(8)	—	—	—
Other assets	(11)	(17)	(18)	(25)	(13)	(22)	(8)
Other income	(12)	23	(26)	(26)	(90)	(164)	(159)

Profit before taxes (w/o capital gains)	2,009	2,235	2,352	2,180	2,503	2,892	2,853

Tax on profit	(433)	(458)	(647)	(448)	(576)	(658)	(597)

Net profit from ordinary activity	1,576	1,776	1,705	1,733	1,927	2,233	2,257

Net profit from discontinued operations	79	115	135	25	—	—	—

Net consolidated profit (w/o capital gains)	1,655	1,891	1,840	1,758	1,927	2,233	2,257

Minority interests	162	169	109	123	125	143	143

Attributable profit to the Group (w/o capital gains)	1,493	1,723	1,731	1,635	1,802	2,090	2,113

Net extraordinary gains and allowances	—	—	—	1,014	—	566	—

Attributable profit to the Group	1,493	1,723	1,731	2,649	1,802	2,656	2,113

NET OPERATING INCOME
Million euros
3,918 3,910 3,275 3,088 2,915 2,833 2,533
Q1’06 Q2’06 Q3’06 Q4’06 Q1’07 Q2’07 Q3’07

ATTRIBUTABLE PROFIT TO THE GROUP*
Million euros
2,113
2,090 1,802 1,723 1,731 1,635 1,493
Q1’06 Q2’06 Q3’06 Q4’06 Q1’07 Q2’07 Q3’07
(*) w/o extraordinary capital gains and allowances.

12 January-September 2007

Consolidated financial report
Net fees and insurance business

			Variation
Million euros	9M’ 07	9M’ 06	Amount	(%)

Commissions for services	2,715	2,418	298	12.3
Credit and debit cards	612	489	124	25.3
Account management	431	410	21	5.0
Commercial bills	165	171	(6)	(3.4)
Guarantees and other contingent liabilities	260	228	32	14.0
Other transactions	1,247	1,120	128	11.4
Mutual & pension funds	1,585	1,493	92	6.1
Securities services	763	579	184	31.8
Insurance	1,109	852	257	30.1

Net fees	6,173	5,342	830	15.5

Insurance activity	308	219	88	40.3

Net fees and insurance business	6,480	5,561	919	16.5

Excluding dividends and the cost of preferred shares and securities, net interest income growth was similar (+23.9%) and was largely due to greater business volumes and the improved spreads with customers in some units (Santander Branch Network, Banesto, Mexico, Abbey ...).
Net fees and insurance activity were 16.5% higher than in the first nine months of 2006. Of note among products were fees from securities, insurance and cards, as well as guarantees and other contigent liabilities.
By geographic areas Continental Europe’s increased 16.3% with the strongest growth in Santander Consumer Finance and Global Wholesale Banking. Abbey repeated as the lower fees from current accounts (affected by regulatory matters impacting the whole of the UK banking system) were offset by a wider range of products and improvements in cross-selling. Latin America’s rose by 27.7% excluding the exchange-rate impact, with big rises in all fee lines except pension funds.
Income by the equity method of accounting declined 35.6% because of Cepsa’s lower contribution. Part of this decline was due to an accounting change which meant restructuring the equity stake made in 2006 (offset by reduced minority interests). This item included the income from the stake in Sovereign Bancorp.
Commercial revenue rose 19.4% to EUR 18,106 million. This pace was higher in gross operating income (+21.2%), after including EUR 2,147 million from gains on financial transactions (+39.2%) Their growth was due to the good performance of all operating areas (+16%), the greater contribution from the euro/dollar position and the negative impact in 2006 of the writedown of portfolios of structural interest rate risk hedging.
Total operating expenses (+10.4%) increased at a much slower pace than gross operating income. Personnel costs rose 8.7%, general ones 11.9% and depreciation and amortisation 14.1%.
All business units in Europe and Latin America, as well as global ones, registered growth consistent with the Group’s policy of controlled costs and their expansion projects and met the efficiency targets of their different development plans. Abbey’s costs’ performance remained excellent (-3.6% in sterling over the first nine months of 2006). The third quarter figure was lower than the same period of 2006 and the average for the first half of 2007.
This performance widened the “jaws” (the difference between the growth in gross operating income and in costs) to 11 p.p. for the whole Group and produced a further improvement in the efficiency ratio, including amortisations, to 44.0% (4.3 p.p. better than in September 2006). All business areas improved.
Net operating income was 31.3% higher than in the first nine months at EUR 11,103 million, with growth in all operating areas. The three main segments registered growth of more than 20% in euros: Continental Europe (+29.3%), Latin America (+34.5%) and Abbey (+20.3%).
REVENUES AND EXPENSES EFFICIENCY RATIO
% variation 9M’07 / 9M’06%
+21.2 48.3
+10.4
44.0
Revenues Expenses 9M’ 06 9M’ 07
January-September 2007 13

Consolidated financial report
Operating expenses

			Variation
Million euros	9M’ 07	9M’ 06	Amount	(%)

Personnel expenses	4,822	4,437	385	8.7
General expenses	3,310	2,956	353	11.9
Information technology	376	299	78	26.0
Communications	320	249	71	28.4
Advertising	422	338	84	24.9
Buildings and premises	636	642	(6)	(0.9)
Printed and office material	107	89	18	20.6
Taxes (other than profit tax)	201	175	26	14.8
Other expenses	1,247	1,165	82	7.0

Personnel and general expenses	8,132	7,393	739	10.0

Depreciation and amortisation	960	841	119	14.1

Total operating expenses	9,092	8,235	857	10.4

The net impairment loss on assets was EUR 2,443 million, of which EUR 2,401 million were net loan-loss provisions (+34.0% y-o-y). This increase was due to the net effect of larger provisions in Latin America (+EUR 590 million) and the perimeter effect from Drive’s consolidation (+ EUR 295 million), on the one hand, and lower generic provisions (EUR -416 million) in Global Wholesale Banking and Santander Branch Network on the other hand.
“Other income” was EUR 412 million negative in the first nine months (EUR 15 million negative in the same period of 2006) because of the greater provisions for possible contingencies that enhance the quality of the balance sheet.
Profit before tax was 25.0% higher at EUR 8,248 million.
This rise did not fully feed through to attributable profit (+21.4%) because of the impact of results in discontinued operations (basically Urbis and Abbey’s insurance business), which in the first nine months of 2006 recorded EUR 329 million net. Minority interests had a slightly favourable net impact (lower from Cepsa and Urbis and higher from the placement in the US market of 7.23% of Santander Chile).
Net loan loss provisions

			Variation
Million euros	9M’ 07	9M’ 06	Amount	(%)

Non performing loans	2,894	2,296	598	26.1
Country-risk	(16)	(109)	93	(85.3)
Recovery of written-off assets	(477)	(395)	(82)	20.9

Total	2,401	1,792	609	34.0

14 January-September 2007

Consolidated financial report
Balance sheet

			Variation
Million euros	30.09.07	30.09.06	Amount	(%)	31.12.06

Assets
Cash on hand and deposits at central banks	19,339	12,263	7,076	57.7	13,835
Trading portfolio	164,040	155,051	8,990	5.8	170,423
Debt securities	74,949	73,420	1,530	2.1	76,737
Loans and credits	24,409	27,532	(3,123)	(11.3)	30,583
Equities	10,309	11,298	(989)	(8.8)	13,491
Other	54,373	42,801	11,572	27.0	49,612
Other financial assets at fair value	42,359	14,528	27,830	191.6	15,371
Loans and credits	7,891	7,340	551	7.5	7,973
Other	34,467	7,188	27,279	379.5	7,398
Available-for-sale financial assets	40,631	40,777	(146)	(0.4)	38,698
Debt securities	32,039	33,394	(1,355)	(4.1)	32,727
Equities	8,592	7,383	1,209	16.4	5,971
Loans	565,594	519,124	46,470	9.0	544,049
Deposits at credit institutions	31,833	44,659	(12,826)	(28.7)	45,361
Loans and credits	518,915	462,121	56,794	12.3	484,790
Other	14,847	12,344	2,502	20.3	13,897
Investments	4,892	5,371	(480)	(8.9)	5,006
Intangible assets and property and equipment	13,318	12,816	502	3.9	12,555
Goodwill	14,262	14,184	79	0.6	14,513
Other	22,234	24,426	(2,192)	(9.0)	19,423

Total assets	886,668	798,540	88,129	11.0	833,873

Liabilities and shareholders’ equity
Trading portfolio	117,746	118,970	(1,224)	(1.0)	123,996
Customer deposits	25,164	16,956	8,208	48.4	16,572
Marketable debt securities	18,109	22,115	(4,006)	(18.1)	17,522
Other	74,473	79,900	(5,426)	(6.8)	89,902
Other financial liabilities at fair value	37,131	12,893	24,238	188.0	12,411
Customer deposits	8,088	266	7,822	—	273
Marketable debt securities	10,802	12,628	(1,825)	(14.5)	12,138
Other	18,241	—	18,241	—	—
Financial liabilities at amortized cost	634,543	578,224	56,319	9.7	605,303
Due to central banks and credit institutions	61,375	68,056	(6,681)	(9.8)	73,345
Customer deposits	315,057	308,302	6,755	2.2	314,377
Marketable debt securities	209,052	155,913	53,139	34.1	174,409
Subordinated debt	31,918	31,154	763	2.5	30,423
Other financial liabilities	17,141	14,798	2,343	15.8	12,749
Insurance liabilities	13,255	9,743	3,512	36.0	10,704
Provisions	16,706	18,693	(1,987)	(10.6)	19,227
Other liability accounts	18,404	12,599	5,805	46.1	14,491
Preferred securities	558	1,183	(625)	(52.8)	668
Minority interests	2,332	2,457	(126)	(5.1)	2,221
Equity adjustments by valuation	980	3,668	(2,688)	(73.3)	2,871
Capital stock	3,127	3,127	—	—	3,127
Reserves	36,852	32,704	4,148	12.7	32,595
Attributable profit to the Group	6,572	4,947	1,624	32.8	7,596
Less: dividends	(1,538)	(669)	(869)	130.0	(1,337)

Total liabilities and shareholders’ equity	886,668	798,540	88,129	11.0	833,873

January-September 2007 15

Consolidated financial report
Exchange rates: 1 euro / currency parity

	Average (income statement)		Period-end (balance sheet)
	9M’ 07	9M’ 06	30.09.07	31.12.06	30.09.06

US$	1.3438	1.2432	1.4179	1.3170	1.2660
Pound sterling	0.6764	0.6846	0.6968	0.6715	0.6777
Brazilian real	2.6868	2.7139	2.6068	2.8118	2.7517
New Mexican peso	14.7138	13.5431	15.4828	14.2881	13.9132
Chilean peso	710.7220	660.0224	725.8230	700.3148	680.2851
Venezuelan bolivar	2,885.2535	2,669.4429	3,044.6567	2,827.9941	2,718.4818
Argentine peso	4.2093	3.8385	4.5320	4.0679	3.9515
Consolidated balance sheet
Assets under management at the end of September totalled EUR 1,066,055 million, 10.9% more than in the first nine months of 2006. On-balance sheet funds amounted to EUR 886,668 million (83% of the total) and off-balance sheet funds (mutual and pension funds and managed portfolios) accounted for the rest.
The impact of exchange rates and changes in the perimeter on year-on-year comparisons of customer balances (loans and funds) was negative (around two percentage points). The slightly positive effects of the incorporation, at the end of 2006, of Drive in the US, were eliminated by the negative exchange rate effect, as a result of the depreciation (period-end rates) against the euro of the dollar, sterling and the main Latin American currencies (except for the Brazilian real).
Total gross lending stood at EUR 559,776 million, 10.8% more year-on-year (+12.1% deducting the perimeter and the exchange rate effects). Loans to other resident sectors increased 15.9%. Secured loans increased 20.5%, again a slower pace than in previous quarters, commercial bills 6.6% and other loans 11.6%. These increases reflect the good performance of lending balances with individual customers and SMEs. Lending to the non-resident sector rose 8.0%.
As regards the geographic distribution (principal segments), Continental Europe’s loans grew 16%. In Spain, the Santander Branch Network’s lending rose 12% and Banesto’s 25%, while Santander Consumer Finance’s increased 24% (+17% excluding Drive) and Portugal’s 7%.
Abbey’s balances were 3% higher in euros (+6% in sterling) and Latin America’s 14% in euros. In local currency growth was 19%, with rises in Brazil (+27%), manageable loans in Mexico (+30%) and Chile (+13%).
In the third quarter of 2007, the Group’s lending was 0.3% lower, due to a negative impact from exchange rates (-1.6 p.p.) and the reduction of Abbey’s repo balances (lower activity in short-term markets). Excluding these effects, loans rose 2.9% in the third quarter. Lenging in Spain was 2% higher, a slower pace than in previous quarters and in line with the market. Portugal’s loans grew 2%, Abbey’s 3% and Latin America’s 5%, maintaining the year-on-year trend.
At the end of September, Continental Europe accounted for 54% of the Group’s total loans, Abbey 34% and Latin America 12%.

GROSS LOANS AND CREDITS
Billion euros
561 560 532 539
505 +10.8%*
Sep 06 Dec 06 Mar 07 Jun 07 Sep 07
(*) Exchange rate effect excluded: +12.6%

GROSS LOANS AND CREDITS
September 2007. % o/ operating areas
Latin America 12%
Continental Europe 54% United Kingdom (Abbey) 34%

16 January-September 2007

Consolidated financial report
Customer loans

			Variation
Million euros	30.09.07	30.09.06	Amount	(%)	31.12.06

Public sector	5,213	5,419	(206)	(3.8)	5,329
Other residents	218,672	188,710	29,961	15.9	199,994
Commercial bills	17,114	16,055	1,059	6.6	17,276
Secured loans	120,750	100,228	20,522	20.5	110,863
Other loans	80,807	72,427	8,380	11.6	71,854
Non-resident sector	335,892	311,026	24,866	8.0	326,187
Secured loans	201,795	186,849	14,946	8.0	191,724
Other loans	134,097	124,177	9,920	8.0	134,463

Gross loans and credits	559,776	505,156	54,621	10.8	531,509

Loan-loss allowances	8,561	8,163	399	4.9	8,163

Net loans and credits	551,215	496,993	54,222	10.9	523,346

Pro memoria: Doubtful loans	5,669	4,638	1,032	22.2	4,613
Public sector	2	18	(17)	(91.3)	18
Other residents	1,512	1,175	337	28.7	1,212
Non-resident sector	4,156	3,445	711	20.6	3,383
Total customer funds under management amounted to EUR 806,487 million, 12.8% more than in September 2006 (+14.9% excluding the perimeter effect and the exchange rate). Managed funds rose 2.6% in the third quarter of 2007 excluding the exchange-rate impact. Mutual funds were 3.2% lower and deposits excluding repos rose 5.1% (+EUR 14,500 million).
Deposits excluding repos increased 4.6% in the year to September (+7.0% excluding the exchange rate), marketable securities 24.8% and subordinated debt 2.5%. Mutual funds were up 9.5% year-on-year, pension funds 11.9% and savings-investment insurance 73.1%.
Continental Europe increased its balances by 12%. In Spain, where more than 80% of Continental Europe’s balances are concentrated, on-balance sheet funds rose 14% and off-balance sheet ones remain virtually unchanged, notably influenced by customers’ preference in recent quarters for time deposits.
The Group continued to be the leader in mutual funds in Spain (market share of 23%). In Portugal, customer funds rose 7%, with capitalisation insurance being the most dynamic product.
Abbey’s managed funds, excluding repos, were 9% higher (in sterling), with improvements in deposits and mutual funds.
Total managed funds in Latin America (on- and off-balance sheet) rose 18% without the exchange-rate effect. Deposits, excluding repos, increased 33% in Venezuela, 20% in Argentina and 18% in Brazil. Chile’s only grew 8% due to a slower rise in time deposits as demand deposits increased at a double digit pace. Mexico’s deposits declined 4% because of reduced financing needs as a result of the amortisation of Fobaproa notes, which means a decrease of time deposits as sight deposits increase.
The region’s mutual funds increased 38%. Of note was the growth in Argentina, Chile, Brazil and Mexico. Pension funds grew 22%. All percentages exclude the exchange-rate effect.

CUSTOMER FUNDS UNDER MANAGEMENT
Billion euros
800 806 771 739
715 +12.8%*
Sep 06 Dec 06 Mar 07 Jun 07 Sep 07
(*) Exchange rate effect excluded: +14.9%

CUSTOMER FUNDS UNDER MANAGEMENT
September 2007. % o/ operating areas
Latin America 22%
Continental Europe 46%
United Kingdom (Abbey) 32%

January-September 2007 17

Consolidated financial report
Customer funds under management

			Variation
Million euros	30.09.07	30.09.06	Amount	(%)	31.12.06

Public sector	14,257	13,956	302	2.2	15,266
Other residents	101,914	93,532	8,382	9.0	94,750
Demand deposits	55,900	53,706	2,193	4.1	55,050
Time deposits	28,497	23,216	5,281	22.7	24,670
REPOs	17,517	16,609	908	5.5	15,030
Non-resident sector	232,138	218,036	14,102	6.5	221,206
Demand deposits	121,131	117,766	3,365	2.9	119,861
Time deposits	76,410	76,312	98	0.1	72,258
REPOs	32,160	21,680	10,480	48.3	26,343
Public Sector	2,437	2,278	159	7.0	2,744

Customer deposits	348,309	325,524	22,785	7.0	331,223

Debt securities	237,963	190,655	47,308	24.8	204,069
Subordinated debt	31,918	31,154	763	2.5	30,423

On-balance-sheet customer funds	618,190	547,333	70,857	12.9	565,715

Mutual funds	128,190	117,102	11,088	9.5	119,838
Pension funds	30,707	27,442	3,265	11.9	29,450
Managed portfolios	20,489	18,009	2,480	13.8	17,835
Savings-insurance policies	8,910	5,378	3,532	65.7	6,385

Other customer funds under management	188,297	167,932	20,365	12.1	173,509

Customer funds under management	806,487	715,265	91,222	12.8	739,223

By large segments, Continental Europe accounted for 46% of managed funds, Abbey 32% and Latin America 22%.
In addition and as part of its global financing strategy, the Group has issued since the beginning of the year EUR 5,300 million of mortgage bonds, senior debt (counter value of EUR 21,670 million) and subordinated debt (EUR 3,282 million). Three placements of preferred shares were also made ($1,100 million).
Maturities on schedule during the first nine months of 2007 amounted to EUR 9,456 million of senior debt, EUR 865 million of mortgage bonds and subordinated debt with a countervalue of EUR 1,950 million. Furthermore, there was an early amortisation of EUR 444 million of preferred shares.
Goodwill at the end of September stood at EUR 14,262 million, EUR 79 million higher than a year earlier.
In accordance with the criteria of the Bank for International Settlements (BIS), Grupo Santander’s shareholders’ equity amounted to EUR 63,655 million, 11.1% higher (+EUR 6,366 million). The surplus over the minimum requirement was EUR 23,843 million.
The BIS ratio was 12.79%, with Tier I at 7.78% and core capital 6.24%, all of them higher than in December 2006. The Group continued to actively manage risk weighted assets, which grew at a slower pace than total credit.
Mutual funds

Million euros	30.09.07	30.09.06	Var. (%)

Spain	75,125	78,253	(4.0)
Portugal	6,039	6,006	0.6
United Kingdom (Abbey)	10,923	6,276	74.0
Latin America	36,103	26,567	35.9

Total	128,190	117,102	9.5

Pension funds

Million euros	30.09.07	30.09.06	Var. (%)

Spain	10,116	9,201	9.9
Portugal	1,450	1,380	5.1
Latin America	19,141	16,861	13.5

Total	30,707	27,442	11.9

18 January-September 2007

Consolidated financial report
Shareholders’ equity and minority interests

			Variation
Million euros	30.09.07	30.09.06	Amount	(%)	31.12.06

Capital stock	3,127	3,127	—	—	3,127
Additional paid-in surplus	20,370	20,370	—	—	20,370
Reserves	16,689	12,355	4,333	35.1	12,352
Treasury stock	(207)	(22)	(185)	847.7	(127)

On-balance-sheet shareholders’ equity	39,979	35,831	4,148	11.6	35,722

Attributable profit	6,572	4,947	1,624	32.8	7,596
Interim dividend distributed	(769)	(669)	(100)	15.0	(1,337)

Shareholders’ equity at period-end	45,782	40,109	5,672	14.1	41,981

Interim dividend not distributed	(769)	—	(769)	—	(1,919)

Shareholders’ equity	45,013	40,109	4,903	12.2	40,062

Valuation adjustments	980	3,668	(2,688)	(73.3)	2,871
Minority interests	2,332	2,457	(126)	(5.1)	2,221
Preferred securities	558	1,183	(625)	(52.8)	668
Preferred securities in subordinated debt	7,320	6,427	893	13.9	6,837

Shareholders’ equity and minority interests	56,203	53,845	2,358	4.4	52,658

COMPUTABLE CAPITAL AND BIS RATIO

			Variation
Million euros	30.09.07	30.09.06	Amount	(%)	31.12.06

Computable basic capital	38,713	34,232	4,481	13.1	35,539
Computable supplementary capital	24,942	23,057	1,885	8.2	24,237

Computable capital	63,655	57,289	6,366	11.1	59,776

Risk-weighted assets	497,645	456,745	40,900	9.0	478,733
BIS ratio	12.79	12.54	0.25		12.49
Tier 1	7.78	7.49	0.29		7.42
Core capital	6.24	5.88	0.36		5.91
Shareholders’ equity surplus	23,843	20,749	3,094	14.9	21,478

COMPUTABLE CAPITAL
Million euros
63,655
BIS Ratio 57,289
38,713
Tier I 34,232
31,054
Core capital 26,847
Sep 06 Sep 07

CAPITAL RATIOS
% BIS Ratio 12.54 12.79
Tier I 7.49 7.78
Core capital 6.24 5.88 Sep 06 Sep 07

January-September 2007 19

Consolidated financial report
Statement of changes in consolidated shareholders’ equity

Million euros	9M’ 07	9M’ 06

Available-for-sale financial assets	(1,135)	982
Other financial liabilities at fair value	—	—
Cash flow hedges	(101)	(23)
Hedges of net investments in businesses abroad	322	94
Exchange differences	(976)	(462)
Long-term assets for sale	—	—

Net revenues recorded in shareholders’ equity	(1,890)	591

Net consolidated profit (published)	6,984	5,386
Adjustments for changes in accounting criteria	—	—
Adjustments for misstatements	—	—

Net consolidated profit	6,984	5,386

Parent Bank	4,682	5,538
Minority interests	412	439

Total revenues and expenses	5,093	5,977

Consolidated cash flow statements

Million euros	9M’ 07	9M’ 06

1. Cash flows from operating activities
Consolidated profit	6,984	5,386
Adjustments to profit	8,481	6,055

Adjusted profit	15,465	11,441

Net increase/decrease in operating assets	(51,209)	(31,591)
Net increase/decrease in operating liabilities	(6,697)	(24,960)

Total net cash flows from operating activities (1)	(42,441)	(45,110)

2. Cash flows from investing activities
Investments (-)	(2,627)	(4,849)
Divestments (+)	1,018	6,890

Total net cash flows from investing activities (2)	(1,609)	2,041

3. Cash flows from financing activities
Disposal of own equity instruments	6,144	4,495
Acquisition of own equity instruments	(6,224)	(4,464)
Issuance debt securities	117,579	59,687
Redemption debt securities	(64,108)	(17,675)
Dividends paid	(2,688)	(2,111)
Others	(1,280)	(770)

Total net cash flows from financing activities (3)	49,423	39,162

4. Effect of exchange rate changes on cash and cash equivalents (4)	131	83

5. Net increase/decrease in cash and cash equivalents (1+2+3+4)	5.503	(3.823)

Cash and cash equivalents at beginning of period	13,835	16,086
Cash and cash equivalents at end of period	19,339	12,263
20 January-September 2007

Risk management
Credit risk management (*)

			Variation
Million euros	30.09.07	30.09.06	Amount		(%)	31.12.06

Non-performing loans	5,738	4,647	1,091		23.5	4,608
NPL ratio (%)	0.89	0.83	0.06 p.			0.78
Loan-loss allowances	9,073	8,629	444		5.2	8,627
Specific	3,128	3,131	(3)		(0.1)	2,960
General-purpose	5,945	5,498	448		8.1	5,667
NPL coverage (%)	158.12	185.70	(27.58 p.	)		187.23
Credit cost (%) **	0.43	0.29	0.14 p.			0.32

Ordinary non-performing and doubtful loans ***	4,059	3,302	757		22.9	3,243
NPL ratio (%) ***	0.63	0.59	0.04 p.			0.55
NPL coverage (%) ***	223.53	261.35	(37.82 p.	)		266.00

(*)	Excluding country-risk

(**)	Net specific allowance / computable assets

(***)	Excluding mortgage guarantees

Note: NPL ratio: Non-performing loans / computable assets
The financial markets were more volatile in the third quarter, liquidity was tighter in monetary markets and risk aversion was higher. This situation was initially triggered by the losses in the US sub-prime mortgage market.
Grupo Santander enjoys a comfortable degree of liquidity. Furthermore, the Group’s exposure to assets harmed the most by the crisis (sub-prime mortgages, ABS, conduits) is null or insignificant. Santander’s exposure to structured financial products has a low level of complexity and it is subject to strict supervision by the Group’s top management.
Credit risk management
The Group’s ratio of non-performing loans (NPLs) was 0.89% at the end of September, 6 b.p. more than in the quarter and than a year earlier. Most of the increase in NPLs was in Latin America because of the gradual change in the composition of the lending portfolio toward consumer banking segments in the main countries. NPL coverage was 11 p.p. lower but was still high at 158%.
Net specific loan-loss provisions in the first nine months, net of recoveries, amounted to EUR 2,107 million or 0.43% annualised on the period’s average credit risk (lending plus guarantees) compared to EUR 1,176 million (0.29%) in first nine months of 2006.
Most of the increase in provisions is due to Latin America, especially Brazil and Mexico, as well as Drive’s incorporation in the US. The higher credit cost in Latin American banks is offset by increased gross operating income, the result of the growth in retail segments with higher NPLs expected but, because of the more predictable nature, with a better risk-return.
The NPL ratio in Spain remained at a very low level of 0.56%, 5 b.p. higher than in June 2007 and 1 b.p. higher that in September 2006. NPL coverage was still very high at 280%.
Santander Consumer Finance’s NPL ratio was 2.81% (only + 3 b.p. in the quarter). Coverage was 9 p.p. lower than in June at 104%.

NPL RATIO AND NPL COVERAGE
%
186
158 -28 p.p.
0.89
0.83 +6 b.p.
Sep 06 Sep 07 Sep 06 Sep 07 NPL ratio NPL coverage

NPL’S AND LOAN-LOSS ALLOWANCES
September 2007. Million euros
9,073 Total
5,738 5,945 Generic
3,128 Especific
Non-performing Loan-loss loans allowances

January-September 2007 21

Risk management
Non-performing loans by quarter

	2006				2007
Million euros	Q1	Q2	Q3	Q4	Q1	Q2	Q3

Balance at beginning of period	4,342	4,370	4,489	4,647	4,608	4,936	5,354
+ Net additions	509	569	718	841	1,058	1,047	1,256
- Write-offs	(480)	(450)	(560)	(880)	(729)	(629)	(872)

Balance at period-end	4,370	4,489	4,647	4,608	4,936	5,354	5,738

Portugal’s NPL ratio was 1.30%, (+3 b.p. in the quarter). Coverage was hardly changed in the quarter at 119%.
In the UK, Abbey’s NPL ratio was 0.58% and 3 b.p. higher than in the second quarter and 6 b.p. lower than in September 2006. Coverage was 74%, 4 p.p. lower than in June.
In Latin America the NPL ratio was 1.77%, 16 b.p. higher than in the second quarter, in line with the growth strategy in retail segments in all countries. Coverage was 139%, 12 p.p. lower than in the second quarter of 2007
          Market risk management
In the third quarter, the trading risk, measured in terms of daily value at risk (VaRD), averaged EUR 29.8 million. It fluctuated between EUR 20.3 million and EUR 56.1 million. The rise at the end of July was due to the higher volatility in financial markets, which particularly hit Brazil.
The quick recovery of this market, coupled with the reduced positions, especially fixed income and the exchange rate in Brazil, explain the lower VaRD at the end of September 2007.
Trading portfolios. VaRD by region
Third quarter

	2007		2006
Million euros	Avg	Latest	Avg

Total	29.8	21.8	31.6

Europe	10.6	14.3	12.1
USA	1.8	1.0	2.0
Latin América	24.1	14.1	24.7
Trading portfolios. VaRD by product
Third quarter 2007

Million euros	Min	Avg	Max	Latest

Total trading
Total VaRD	20.3	29.8	56.1	21.8

Diversification effect	(17.6)	(11.7)	(8.4)	(9.5)
Fixed income VaRD	15.6	25.0	44.1	16.9
Equity VaRD	3.7	5.9	12.4	6.4
Currency VaRD	5.4	10.3	17.6	8.1
Trading portfolios. vard performance 2007
Million euros
58 50 42 34 26
18
D’2006 J’2007 F’2007 M’2007 A’2007 My’2007 Jn’2007 Jl’2007 Au’2007 S’2007
22 January-September 2007

The Santander share
Shareholder remuneration
Santander paid on August 1 the first interim dividend charged to 2007’s profits of EUR 0.122940, 15% more than in 2006.
The Board also approved payment of the second interim dividend of the same amount, which will be paid as of November 1, 2007 and is also 15% more than the same one in 2006.
Performance
Stock markets ended the third quarter significantly down as a result of the credit crunch triggered by the US sub-prime mortgage market crisis and the fear of global contagion. The DJ Stoxx 50 slipped 3.2% and the DJ Stoxx Banks fell 9.7%.
At the end of September the Santander share price was EUR 13.63, 0.4% lower than at the end of the second quarter. In the year to September, the Santander share rose 9.3%, a higher increase than the DJ Stoxx 50 (+7.6%) and the DJ Stoxx Banks (-4.6%), but lower than the Ibex-35 (+12.7%).
Capitalisation
Santander is the largest bank in the Euro zone and the eighth in the world by market value. Its capitalisation at the end of the third quarter was EUR 85,246 million (+EUR 7,255 million over September 2006).
The share’s weighting in the DJ Stoxx 50 at the end of September was 2.47%, 5.90% in the DJ Stoxx Banks and 16.17% in Spain’s Ibex-35.
Trading
The number of Santander shares traded during the first nine months of 2007 was 15,826 million for an effective value of EUR 217,816 million, making it the most traded share in the DJ Stoxx 50 with a liquidity ratio of 253%. The average daily number of shares traded was 82.9 million, 30.6% more than in the first nine months of 2006, and the value EUR 1,140 million (+53.9%).
Shareholder base
The total number of shareholders at September 30 was 2,332,429 (+16,780 in the last quarter), of which 2,304,910 were European and controlled 86.25% of the capital and 13,014 were from the Americas (13.28%).
Excluding the Board, which held 5.08% of the capital, individual shareholders held 35.09% and institutional ones 59.83%.
COMPARATIVE PERFORMANCE OF SHARE PRICES
December 29, 2006 to September 28, 2007
SAN DJ Stoxx Banks DJ Stoxx 50
110 105 100 95 90
85
29.12.2006 28.09.2007
The Santander share

September 2007
Shareholders and trading data
Shareholders (number)	2,332,429
Shares outstanding (number)	6,254,296,579
Average daily turnover (no. of shares)	82,857,361
Share liquidity* (%)	253

Dividend per share	euros	%**
Second interim dividend 2006 (01.11.06)	0.106904	15.0
Third interim dividend 2006 (01.02.07)	0.106904	15.0
Fourth interim dividend 2006 (01.05.07)	0.199913	45.3
First interim dividend 2007 (01.08.07)	0.122940	15.0
Second interim dividend 2007 (01.11.07)	0.122940	15.0

Price movements during the year
Beginning (29.12.06)		14.14
Highest		14.75
Lowest		12.37
Last (28.09.07)		13.63
Market capitalisation (millions) (28.09.07)		85,246

Stock market indicators
Price / Book value (X)		1.89
P/E ratio (X) (w/o capital gains)		10.62
Yield*** (%)		4.02

(*).	-Number of shares traded during the year / number of shares

(**).	-Variation o/ equivalent previous year

(***).	-Last three dividens paid + one announced / average share price
January-September 2007 23

 Information by segments
Description of the segments
Grupo Santander maintained in 2007 the general criteria used in 2006, with two exceptions:
•
The Global Customer Relation Model, which includes 121 new clients, mainly from Latin America, was expanded. This does not mean any changes in the geographic segments, but it does affect the figures for Retail Banking (from where they come) and Global Wholesale Banking (where they are incorporated).

•	Some adjustments were made between the results of Retail Banking and Asset Management and Insurance, for two reasons:
—
In Abbey, the distribution of revenues between Retail Banking and Asset Management and Insurance was changed in order to adapt it to the Group’s corporate criteria. This means an increase in Retail Banking and a decline in Asset Management and Insurance, but does not change Abbey’s overall total.

—
The business generated by the Group’s insurance brokers is no longer reflected in Retail Banking but in Insurance. This modification is due to recent changes in regulations and the search for greater efficiency in distribution.

None of these changes is significant for the Group and do not alter its figures nor those of the main segments (geographic). The figures for 2006 have been reformulated and include the changes.
In addition, and in line with the criteria in the International Financial Reporting Standards (IFRS), the results of businesses discontinued in 2006 and which consolidated by global integration (Abbey’s insurance, Urbis, Peru’s pensions and Bolivia) are in “net profit from discontinued operations.” This enables management of the Group’s recurrent businesses to be better tracked.
The financial statements of each business area have been drawn up by adding up the Group’s basic operating units. The information relates to both the accounting data of the companies in each area as well as that provided by the management information systems. In all cases, the same general principles as those used in the Group are used.
In accordance with the IFRS, the business areas are structured into two levels:
Principal level (or geographic). The activity of the Group’s operating units is segmented by geographical areas. This coincides with the Group’s first level of management and reflects our positioning in the world’s three main currency areas. The segments reported on are:
•
Continental Europe. This covers all retail banking business (including Banif, the specialised private bank), wholesale banking and asset management and insurance conducted in Europe with the exception of Abbey. Given the importance of some of these units, the financial information of the Santander Branch Network, Banesto, Santander Consumer Finance (Drive included) and Portugal is also set out.

•	United Kingdom (Abbey). This only covers all of Abbey’s business, mainly retail banking in the UK.
•
Latin America. This embraces all the Group’s financial activities conducted via its subsidiary banks and subsidiaries. It also includes the specialised units in Santander Private Banking, as an independent and globally managed unit, and New York’s business. Because of their specific importance, the financial statements of Brazil, Mexico and Chile are also provided.

Secondary level (or business). This segments the activity of the operating units by the type of business. The reported segments are:
•
Retail Banking. This covers all customer banking businesses (except those of Corporate Banking, managed through the Global Customer Relationship Model). Because of the relative importance of this business in total activity, details are provided by both geographic areas (Continental Europe, United Kingdom-Abbey and Latin America) as well as by the main countries. The results of the hedging positions in each country are also included, conducted within the sphere of each one’s Assets and Liabilities Committee.

•
Global Wholesale Banking. This business reflects the revenues from Global Corporate Banking, Investment Banking and Markets worldwide including all treasuries managed globally, both for trading as well as distribution to customers (always after the appropriate distribution with Retail Banking customers), as well as equities business.

•
Asset Management and Insurance. This includes the contribution of the different units to the Group for the design and management of mutual and pension funds and insurance. Except for pension fund management entities in Latin America, which have their own distribution networks, the Group uses, and remunerates through agreements, the retail networks which place these products. This means that the result recorded in this business is net (i.e. deducting the distribution cost from gross income).

As well as these operating units, which cover everything by geographic area and by businesses (their totals are the same), the Group continues to maintain the area of Financial Management and Equity Stakes. This area incorporates the centralised activities relating to equity stakes in industrial and financial companies, financial management of the structural exchange rate position and of the parent bank’s structural interest rate risk, as well as management of liquidity and of shareholders’ equity through issues and securitisations.
As the Group’s holding entity, it manages all capital and reserves and allocations of capital and liquidity. It also incorporates amortisation of goodwill but not the costs related to the Group’s central services except for corporate and institutional expenses related to the Group’s functioning.
24 January-September 2007

Information by principal segments
Key data by principal segments

	Net operating income				Attributable profit to the Group
			Variation				Variation
	9M’ 07	9M’ 06	Amount	(%)	9M’ 07	9M’ 06	Amount	(%)
Income statement (Million euros)
Continental Europe	6,032	4,665	1,367	29.3	3,533	2,609	923	35.4
o/w: Santander Branch Network	2,132	1,760	372	21.1	1,357	1,050	307	29.2
Banesto	959	776	183	23.6	507	448	58	13.0
Santander Consumer Finance	1,404	877	527	60.1	551	423	128	30.1
Portugal	593	437	155	35.5	406	327	79	24.3
United Kingdom (Abbey)	1,440	1,197	243	20.3	906	743	163	22.0
Latin America	4,393	3,266	1,128	34.5	2,044	1,799	245	13.6
o/w: Brazil	1,845	1,266	579	45.8	699	599	100	16.7
Mexico	1,146	760	386	50.9	508	392	116	29.6
Chile	698	639	59	9.3	429	360	69	19.0
Operating areas	11,865	9,127	2,738	30.0	6,483	5,151	1,332	25.9
Financial management and equity stakes*	(762)	(674)	(88)	13.1	(477)	(204)	(273)	133.9

Total Group*	11,103	8,454	2,649	31.3	6,006	4,947	1,058	21.4

Extraordinary capital-gains					566	—	566	—

Total Group					6,572	4,947	1,624	32.8

(*)	Excluding extraordinary capital-gains

	Efficiency ratio		ROE*		NPL ratio		NPL coverage
	9M’ 07	9M’ 06	9M’ 07	9M’ 06	30.09.07	30.09.06	30.09.07	30.09.06
Ratios (%)
Continental Europe	37.55	40.45	22.40	20.74	0.84	0.73	196.09	247.45
o/w: Santander Branch Network	38.97	41.54	23.05	20.25	0.66	0.57	254.09	298.84
Banesto	41.69	45.82	18.51	20.79	0.43	0.43	369.08	399.94
Santander Consumer Finance	28.87	34.90	34.15	35.21	2.81	2.57	103.72	113.83
Portugal	39.82	45.71	28.29	24.19	1.30	0.61	118.53	289.69
United Kingdom (Abbey)	50.12	55.41	32.01	33.08	0.58	0.64	74.08	84.18
Latin America	41.35	46.35	29.65	27.41	1.77	1.65	139.16	166.55
o/w: Brazil	39.06	46.41	29.28	29.63	2.79	2.82	102.15	106.61
Mexico	36.78	45.18	27.78	22.81	1.09	0.90	210.43	240.83
Chile	38.86	39.55	44.84	30.84	2.08	1.78	121.04	168.01

Operating areas	40.77	45.02	25.43	23.91	0.87	0.80	156.53	183.77

Total Group*	44.04	48.27	20.20	18.61	0.89	0.83	158.12	185.70

(*)	Excluding extraordinary capital-gains. Including, ROE 9M’07: 22.10%; ROE 9M’06: 18.61%.

	Employees		Branches
	30.09.07	30.09.06	30.09.07	30.09.06
Operating means
Continental Europe	47,603	44,374	5,939	5,629
o/w: Santander Branch Network	19,539	19,011	2,868	2,748
Banesto	10,954	10,836	1,952	1,788
Santander Consumer Finance	6,707	5,349	283	279
Portugal	6,413	6,138	744	721
United Kingdom (Abbey)	16,855	17,439	705	712
Latin America	71,592	65,363	4,573	4,242
o/w: Brazil	22,033	21,727	2,096	1,909
Mexico	16,520	14,934	1,059	1,016
Chile	13,826	12,066	483	415
Operating areas	136,050	127,176	11,217	10,583
Financial management and equity stakes	1,614	1,543

Total Group	137,664	128,719	11,217	10,583

January-September 2007 25

Information by principal segments
Income statement and balance sheet of principal segments

	Operating business areas			Continental Europe
Million euros	9M’ 07	9M’ 06	Var. (%)	9M’ 07	9M’ 06	Var. (%)

Income statement
Net interest income	12,429	10,032	23.9	5,838	4,584	27.4

Inc. from companies accounted by equity method	9	12	(25.0)	6	4	59.0
Net fees	6,151	5,348	15.0	3,152	2,707	16.4
Insurance activity	308	216	42.2	114	102	12.6

Commercial revenue	18,897	15,608	21.1	9,110	7,396	23.2

Gains (losses) on financial transactions	1,522	1,317	15.5	643	536	20.1

Gross operating income	20,419	16,926	20.6	9,753	7,932	23.0

Income from non-financial services (net) and other operating income	(59)	(9)	558.8	21	22	(2.6)
Operating expenses	(8,495)	(7,789)	9.1	(3,742)	(3,289)	13.8
General administrative expenses	(7,733)	(7,107)	8.8	(3,322)	(2,907)	14.3
Personnel	(4,659)	(4,288)	8.7	(2,223)	(1,979)	12.4
Other administrative expenses	(3,074)	(2,819)	9.1	(1,099)	(928)	18.4
Depreciation and amortisation	(762)	(683)	11.6	(420)	(382)	10.0

Net operating income	11,865	9,127	30.0	6,032	4,665	29.3

Net loan loss provisions	(2,422)	(1,886)	28.4	(1,030)	(1,019)	1.2
Other income	(261)	(144)	81.6	(19)	54	—

Profit before taxes	9,182	7,098	29.4	4,982	3,701	34.6

Tax on profit	(2,299)	(1,832)	25.5	(1,368)	(1,069)	28.0

Net profit from ordinary activity	6,882	5,266	30.7	3,615	2,632	37.3

Net profit from discontinued operations	—	238	(100.0)	—	116	(100.0)

Net consolidated profit	6,882	5,504	25.0	3,615	2,748	31.5

Minority interests	399	352	13.3	82	139	(41.0)

Attributable profit to the Group	6,483	5,151	25.9	3,533	2,609	35.4

Balance sheet
Loans and credits*	549,685	496,404	10.7	296,587	256,188	15.8
Trading portfolio (w/o loans)	124,891	114,841	8.8	36,759	30,300	21.3
Available-for-sale financial assets	21,532	30,990	(30.5)	9,930	13,904	(28.6)
Due from credit institutions*	105,779	106,322	(0.5)	71,758	66,128	8.5
Intangible assets and property and equipment	12,174	11,797	3.2	5,239	5,241	(0.0)
Other assets	51,150	44,993	13.7	18,307	18,613	(1.6)

Total assets/liabilities & shareholders’ equity	865,213	805,348	7.4	438,580	390,375	12.3

Customer deposits*	345,825	324,555	6.6	144,971	137,056	5.8
Marketable debt securities*	149,077	117,162	27.2	66,384	42,092	57.7
Subordinated debt	12,805	14,985	(14.5)	2,360	2,621	(10.0)
Insurance liabilities	13,255	9,743	36.0	10,821	7,739	39.8
Due to credit institutions*	132,717	157,929	(16.0)	65,564	82,310	(20.3)
Other liabilities	178,269	151,927	17.3	127,959	101,102	26.6
Shareholders’ equity	33,265	29,047	14.5	20,521	17,453	17.6

Other customer funds under management	188,297	166,717	12.9	109,613	107,453	2.0

Mutual funds	128,190	117,102	9.5	81,164	84,259	(3.7)
Pension funds	30,707	27,442	11.9	11,566	10,581	9.3
Managed portfolios	20,489	16,795	22.0	8,440	7,235	16.7
Savings-insurance policies	8,910	5,378	65.7	8,442	5,378	57.0

Customer funds under management	696,004	623,420	11.6	323,328	289,222	11.8

(*) Includes all stock of concept classified in the balance sheet
26 January-September 2007

Information by principal segments
Income statement and balance sheet of principal segments

United Kingdom (Abbey)			Latin America
9M’ 07	9M’ 06	Var. (%)	9M’ 07	9M’ 06	Var. (%)	Million euros

						Income statement
1,746	1,567	11.4	4,846	3,881	24.8	Net interest income

1	2	(79.9)	2	5	(60.4)	Inc. from companies accounted by equity method
760	768	(0.9)	2,239	1,873	19.5	Net fees
0	0	—	193	115	68.2	Insurance activity

2,507	2,337	7.3	7,279	5,875	23.9	Commercial revenue

336	300	11.9	543	481	12.8	Gains (losses) on financial transactions

2,843	2,638	7.8	7,822	6,356	23.1	Gross operating income

						Income from non-financial services (net)
42	41	3.9	(123)	(72)	71.4	and other operating income
(1,446)	(1,482)	(2.4)	(3,306)	(3,019)	9.5	Operating expenses
(1,371)	(1,405)	(2.4)	(3,040)	(2,795)	8.7	General administrative expenses
(782)	(799)	(2.1)	(1,653)	(1,510)	9.5	Personnel
(589)	(606)	(2.8)	(1,387)	(1,285)	7.9	Other administrative expenses
(75)	(77)	(2.5)	(267)	(224)	19.1	Depreciation and amortisation

1,440	1,197	20.3	4,393	3,266	34.5	Net operating income

(241)	(307)	(21.5)	(1,151)	(560)	105.4	Net loan loss provisions
15	(0)	—	(256)	(198)	29.5	Other income

1,213	889	36.4	2,986	2,507	19.1	Profit before taxes

(307)	(260)	18.1	(625)	(503)	24.1	Tax on profit

906	630	43.9	2,361	2,004	17.8	Net profit from ordinary activity

—	113	(100.0)	—	9	(100.0)	Net profit from discontinued operations

906	743	22.0	2,361	2,013	17.3	Net consolidated profit

—	—	—	317	213	48.7	Minority interests

906	743	22.0	2,044	1,799	13.6	Attributable profit to the Group

						Balance sheet
188,752	183,818	2.7	64,346	56,398	14.1	Loans and credits*
61,313	59,899	2.4	26,819	24,641	8.8	Trading portfolio (w/o loans)
48	22	124.0	11,554	17,064	(32.3)	Available-for-sale financial assets
20,283	17,987	12.8	13,738	22,207	(38.1)	Due from credit institutions*
4,893	5,039	(2.9)	2,042	1,517	34.6	Intangible assets and property and equipment
9,046	9,839	(8.1)	23,798	16,541	43.9	Other assets

284,335	276,604	2.8	142,297	138,368	2.8	Total assets/liabilities & shareholders’ equity

124,028	114,948	7.9	76,825	72,550	5.9	Customer deposits*
78,477	69,176	13.4	4,216	5,895	(28.5)	Marketable debt securities*
7,995	10,458	(23.6)	2,451	1,906	28.6	Subordinated debt
11	71	(84.8)	2,423	1,932	25.4	Insurance liabilities
44,037	45,513	(3.2)	23,116	30,106	(23.2)	Due to credit institutions*
25,994	33,198	(21.7)	24,316	17,626	38.0	Other liabilities
3,794	3,241	17.1	8,950	8,353	7.1	Shareholders’ equity

10,923	6,276	74.0	67,760	52,989	27.9	Other customer funds under management

10,923	6,276	74.0	36,103	26,567	35.9	Mutual funds
—	—	—	19,141	16,861	13.5	Pension funds
—	—	—	12,049	9,560	26.0	Managed portfolios
—	—	—	468	—	—	Savings-insurance policies

221,423	200,857	10.2	151,252	133,340	13.4	Customer funds under management

(*)	Includes all stock of concept classified in the balance sheet
January-September 2007 27

Information by principal segments
Continental Europe
Continental Europe includes all activities carried out in this area: retail banking, global wholesale banking, asset management and insurance. The 2007 figures include Drive within Santander Consumer Finance.
Attributable profit was EUR 3,533 million (54% of the Group’s total from its operating areas), 35.4% higher than in the first nine months of 2006. Excluding Drive, the increase would have been 32.4%.
The main points are:
•
Growth came from the strong rise in commercial revenues (net interest income, fees and gains on financial transactions with customers) and from selective control of costs. The “jaws” (the difference between the growth in gross operating income and costs) opened up 9.2 p.p., and the efficiency ratio was 37.6%, 2.9 p.p. better than in the first nine months of 2006. All the big units made significant progress.

•
Diversified growth in profits: the four large commercial units included here all registered double digit growth and the global areas also increased significantly, particularly Global Wholesale Banking.

•	Favourable trend: after a very limited impact from market uncertainties, the third quarter figures were slightly lower than the second quarter’s, and well above those of all the quarters in 2006.
Net interest income was 27.4% higher than in the first nine months of 2006 at EUR 5,838 million. This was due to increased business volumes in all units and the improvement in the customer spreads of the Santander Branch Network and Banesto. Net interest income grew for the tenth consecutive quarter (+1.8% over the previous quarter). Of note was the Santander Branch Network, whose net interest income increased again (+5.3%) and brought year-on-year growth to 21.3%, while Banesto’s rose 4.1% in the quarter (+18.3% higher than in the first nine months of 2006).
Net fees and insurance activity increased 16.3% to EUR 3,266 million. Of note were the rises at the Santander Branch Network, Santander Consumer Finance, Banif and Global Wholesale Banking. The products that grew the most were insurance, securities and custody and guarantees.
The higher gains on financial transactions mainly reflect the stronger demand by customers for treasury products and the capital gains in Portugal from the sale of the stake in BPI.
Gross operating income rose 23.0% compared to growth of only 13.8% in operating costs including a small perimeter effect, spending on ongoing projects in the global areas and on expanding the branch network (+310 branches since September 2006).
Net operating income rose 29.3% to EUR 6,032 million (+20.0% excluding Drive). The four large units, which generate 84% of total net operating income, grew by more than 20%. Banif increased by around 40% and Global Wholesale Banking by around 24%.
Net loan-loss provisions were the same as the increase resulting from Drive’s incoproration was annulled and generic provision needs for the wholesale area were lower. As indicated in previous financial reports, the results for the second half of 2006 of Global Wholesale Banking reflect the impact of large generic provisions for operations that had not reached their definitive structure at the end of the year. There was a partial release of these provisions during the first half of 2007. Credit risk quality continued to be excellent (NPL ratio of 0.84%).
Profit before tax was 34.6% higher. After deducting corporate tax, discontinued operations and minority interests, attributable profit rose 35.4%.
Lending grew 16%, with a good performance in retail banks. Total customer funds under management increased 12%.

CONTINENTAL EUROPE
REVENUES AND EXPENSES EFFICIENCY RATIO
% variation 9M’07 / 9M’06%
+23.0 40.5
+13.8
37.6
Revenues Expenses 9M’ 06 9M’ 07

CONTINENTAL EUROPE
NET OPERATING INCOME ATTRIBUTABLE PROFIT
Million euros Million euros
6,032
4,665 +29.3%
3,533
2,609 +35.4%
9M’ 06 9M’ 07 9M’ 06 9M’ 07

28 January-September 2007

Information by principal segments
Continental europe. main units

	Santander				Santander
	Branch Network		Banesto		Consumer Finance		Portugal
Million euros	9M’ 07	(%)	9M’ 07	(%)	9M’ 07	(%)	9M’ 07	(%)

Income statement
Net interest income	2,096	21.3	1,073	18.3	1,549	53.3	539	7.3

Inc. from companies accounted by equity method	—	—	1	—	5	33.4	—	—
Net fees	1,277	9.7	466	7.0	403	37.7	275	(2.1)
Insurance activity	—	—	40	35.6	—	—	20	35.4

Commercial revenue	3,374	16.6	1,580	15.2	1,957	49.7	834	4.5

Gains (losses) on financial transactions	166	(3.6)	112	13.3	10	(70.8)	161	572.2

Gross operating income	3,540	15.5	1,691	15.0	1,966	46.8	994	21.0

Income from non-financial services (net) and other operating income	9	78.7	(1)	—	21	(3.7)	(6)	(32.4)
Operating expenses	(1,417)	8.1	(731)	4.6	(583)	20.4	(396)	5.4
General administrative expenses	(1,243)	9.3	(644)	5.5	(534)	21.0	(344)	4.7
Personnel	(930)	7.8	(490)	5.5	(250)	23.5	(223)	3.9
Other administrative expenses	(313)	14.2	(154)	5.6	(284)	18.8	(121)	6.3
Depreciation and amortisation	(174)	0.1	(87)	(1.5)	(49)	14.4	(52)	10.3

Net operating income	2,132	21.1	959	23.6	1,404	60.1	593	35.5

Net loan loss provisions	(237)	(17.8)	(169)	24.5	(626)	119.1	(24)	(35.6)
Other income	(10)	(25.3)	10	(60.2)	12	(38.9)	(69)	—

Profit before taxes	1,886	29.2	801	20.2	790	29.4	499	23.8

Tax on profit	(528)	29.2	(230)	9.9	(223)	23.4	(92)	21.9

Net profit from ordinary activity	1,358	29.2	571	24.9	566	31.9	407	24.2

Net profit from discontinued operations	—	—	—	(100.0)	—	—	—	—

Net consolidated profit	1,358	29.2	571	(1.5)	566	31.9	407	24.2

Minority interests	1	87.0	64	(51.0)	16	154.5	1	8.7

Attributable profit to the Group	1,357	29.2	507	13.0	551	30.1	406	24.3

Balance
Loans and credits*	113,358	11.3	71,081	25.7	44,179	23.6	29,341	6.8
Trading portfolio (w/o loans)	—	—	4,871	14.7	35	138.8	930	(14.1)
Available-for-sale financial assets	3	(16.4)	5,040	(56.5)	67	58.3	965	18.5
Due from credit institutions*	123	21.3	19,079	(4.3)	2,007	(67.3)	5,711	(48.4)
Intangible assets and property and equipment	2,194	0.1	1,284	(25.6)	805	29.6	457	3.4
Other assets	803	(1.7)	3,452	(43.6)	1,476	13.3	5,141	14.4

Total assets/liabilities & shareholders’ equity	116,480	11.0	104,808	4.6	48,570	10.8	42,546	(6.2)

Customer deposits*	52,530	5.8	48,589	17.2	13,359	(4.8)	12,239	5.8
Marketable debt securities*	—	—	29,225	22.9	15,810	121.9	10,576	13.5
Subordinated debt	—	—	1,445	(9.1)	560	(2.9)	353	(15.8)
Insurance liabilities	—	—	—	(100.0)	—	—	4,237	15.5
Due to credit institutions*	239	148.0	12,619	(33.4)	14,869	(22.2)	11,599	(29.0)
Other liabilities	55,469	16.1	9,206	(7.8)	1,971	34.6	1,841	(23.4)
Shareholders’ equity	8,242	11.1	3,723	33.2	2,001	30.7	1,701	2.7

Other customer funds under management	55,122	0.5	15,193	(8.7)	425	18.7	11,614	4.1

Mutual funds	45,145	(6.2)	11,614	(11.0)	353	15.5	6,039	0.6
Pension funds	6,547	10.1	1,608	5.6	71	37.8	1,450	5.1
Managed portfolios	—	—	786	(8.6)	—	—	297	(19.7)
Savings-insurance policies	3,430	348.6	1,185	(2.4)	—	—	3,827	12.6

Customer funds under management	107,652	3.0	94,453	13.2	30,154	36.5	34,782	7.2

(*)	Includes all stock of concept classified in the balance sheet
January-September 2007 29

Information by principal segments
Santander branch network
The Santander Branch Network maintained strong results: attributable profit was EUR 1,357 million, 29.2% more than in the first nine months of 2006.
Profits, moreover, were of a high quality because of their recurrence; they mostly came from the growth in net interest income, which notched up yet another quarterly record of EUR 2,096 million, 21.3% more than in the first nine months of 2006. This was due to the rise in average lending balances (+12%) and in customer deposits (+7%), together with the improvement in the spread of 53 b.p.
Fees and gains on financial transactions with customers increased 8.0% to EUR 1,444 million. Fees (+9.7%) reflected a performance consistent with the strategy followed in the “We Want to be your Bank” plan. Fees from savings-investment (mutual funds, securities, pension plans and savings) rose 12% to EUR 669 million, those from risk (management of bills of exchange, guarantees, loan drawdowns, unpaid items) increased 5% to EUR 227 million and from insurance (life, household, unemployment) 41% to EUR 145 million. On the other hand, those from cards (EUR 120 million) were 4% lower and from services (EUR 116 million) dropped 5%. They declined because of the impact of the investment made in the strategic “We Want to be your Bank” plan.
Gross operating income was EUR 3,540 million, 15.5% more than in the first nine months of 2006.
Costs remained on the path with which they began the year, rising 8%. This growth was related to investment in various projects of the I-09 strategic plan, such as the opening of branches (310 in the last three years, 44 of them in 2007), development of means of payment and consumer credit; strengthening of stores, self-employed and professionals and penetration in the sectors of individual customers, immigrants and young people.
Net operating income rose 21.1% to EUR 2,132 million and the efficiency ratio improved 2.5 p.p. to 39.0%.
Credit risk quality remained high, reflected in a lower NPL ratio (0.66%) and in net loan-loss provions 17.8% lower than those in 2006. Additionally, NPL coverage remains high at 254%.
Profit before tax (EUR 1,886 million) and attributable profit (EUR 1,357 million) were both 29.2% higher.
As regards business activities, the main element revolved around the strategic “We Want to be your Bank” plan and capturing and linking customers. Growth this year has been higher than in 2006, when the plan was launched. The number of customers benefiting from the plan is close to 4 million, almost half the 8 million total of the Santander Branch Network.
The increased customer activity is seen in the main product lines and customer segments. In lending, mortgage growth slowed down (+12%) and other loans rose 13%. Demand deposits grew (6%), and time deposits, specially structured ones (+40%), in line with the market. Growth in mutual funds was also slower following the market’s deceleration trend, compensated in the Santander Network’s case by deposits, pension funds (+10%) and savings-investment insurance (an activity with scant presence in the last 12 months and where the balance is now EUR 3,400 million).
The main achievement, however, in the third quarter and one again underscoring Santander’s strong business capacity was the placement of Valores Santander (mandatorily convertible bonds) in recent weeks, EUR 7,000 million of which were sold to around 129,000 investors.

SANTANDER BRANCH NETWORK
REVENUES AND EXPENSES EFFICIENCY RATIO
% variation 9M’07 / 9M’06%
+15.5 41.5
+8.1
39.0
Revenues Expenses 9M’ 06 9M’ 07

SANTANDER BRANCH NETWORK
NET OPERATING INCOME ATTRIBUTABLE PROFIT
Million euros Million euros 2,132 1,760 +21.1% 1,357 1,050 +29.2% 9M’ 06 9M’ 07 9M’ 06 9M’ 07

30 January-September 2007

Information by principal segments
Banesto
Banesto achieved profitable, efficient and diversified growth during the first nine months and increased, in line with the targets for the year, its share of lending in total credit to SMEs and companies. This, coupled with control of costs and credit risk quality, produced significant improvements in net interest income, gross and net operating income and indicators. Attributable profit for the first nine months was EUR 507 million, 13.0% more than in the same period of 2006. This increase was impacted by the sale of Urbis. On a like-for-like basis, excluding the Urbis results in 2006 (registered in net profit from discontinued operations), net profit from ordinary activity increased 24.9%.
Like other segments, Banesto’s figures were drawn up again in accordance with the criteria set out on page 24 of this report. The figures presented here, therefore, do not coincide with those published by Banesto itself.
Net interest income increased 18.3% to EUR 1,073 million. The drivers were business growth, especially with SMEs and companies, which offset the lower rise in mortgages, and management of spreads.
Net fees and revenue from insurance rose 8.9% to EUR 506 million. Those from services increased 6.3% year-on-year to EUR 379 million, and those from mutual and pension funds amounted to EUR 146 million (+2.5%). Insurance generated revenues of EUR 40 million (+35.6%).
Gains on financial transactions amounted to EUR 112 million, again spurred by the distribution of treasury products to customers, 11.1% higher than the same period of 2006.
Gross operating income increased 15.0% to EUR 1,691 million.
Operating expenses were 4.6% higher than in the first nine months of 2006, meeting the objectives of efficiency set in the expansion plan for the branch network started in 2006. This increase, significantly lower than the growth in gross operating income, produced a further improvement in the efficiency ratio from 45.8% in September 2006 to 41.7% a year later.
Net operating income amounted to EUR 959 million, up 23.6%.
The net loan-loss provision of EUR 169 million was 24.5% more than in the first nine months of 2006. The main component were generic provisions (79%), resulting from increased lending. Specific provisions, net of recoveries, were only EUR 36 million (0.06% in annual risk terms).
Profit before tax was 20.2% higher at EUR 801 million.
Lending, including securitisations, amounted to EUR 72,492 million at the end of September (+25% y-o-y). That to the private sector increased 25%, with significant advances in all products: commercial loans rose (+22%), secured loans (+21%) and other loans (+34%).
Lending went hand in hand with rigorous control of credit risk quality. The NPL ratio was 0.43% (the same as in September 2006) and NPL coverage 369% (400% in September 2006).
On-balance sheet managed funds amounted to EUR 79,260 million, 19% more year-on-year. Off-balance sheet ones, affected by the markets, dropped 9% bringing total managed funds to EUR 94,453 million (+13% y-o-y).

BANESTO
REVENUES AND EXPENSES            EFFICIENCY RATIO
% variation 9M’07 / 9M’06%
+15.0
45.8
+4.6
41.7
Revenues Expenses 9M’ 06 9M’ 07

BANESTO
NET OPERATING INCOME ATTRIBUTABLE PROFIT
Million euros Million euros
959
776 +23.6%
507
448 +13.0%*
9M’ 06 9M’ 07 9M’ 06 9M’ 07
(*) Before discontinued operations: +24.9%
January-September 2007 31

Information by principal segments
Santander Consumer Finance
Consumer finance business again notched up new records in business volumes and results thanks to the good performance of its traditional European platforms, and the incorporation of Drive in the US (Santander Consumer USA).
New lending in the first nine months amounted to EUR 20,148 million (+19% y-o-y). This brought the managed portfolio to EUR 46,500 million (+23%) and increased total revenues by 46.8%, benefiting from Drive’s integration. Growth in costs was much lower than the rise in gross operating income (+20.4%) and provisions doubled, largely due to the consolidation of Drive. Attributable profit rose 30.1% to EUR 551 million.
Santander Consumer Finance Europe
Despite the unfavourable market conditions (stagnant sales of cars with an 8% fall in Germany because of the rise in VAT and, increasing pressure on spreads from higher interest rates and tougher competition), Santander Consumer Finance’s attributable profit was 11.7% higher at EUR 473 million. This was due to a good relative performance of business and appropriate management of revenues-costs-provisions.
New loans rose 7% as a result of a mixed trend: on the one hand, a flat performance in cars (-0.7%), in line with the European market’s underlying trend; on the other, stronger growth in the most profitable products, the result of business diversification. Of note was the 21% increase in revolving cards and 23% in direct credit.
On the funding side, Openbank’s good performance allows an increase in spreads of 41 b.p. increasing its contribution to the area fourfold.
Gross operating income rose 9.6% year-on-year with a higher contribution from fees linked to cross-selling (+35.0%) than from net interest income (+4.8%). The latter reflects on the one side the net effect of the growth in the managed portfolio (+14%) and the reduction in the spread due to the rise in interest rates and, on the other, the better mix of more profitable products.
Operating expenses were 7.6% higher because of the expansion into new products and markets, as without them mature platforms’ costs increase more or less in line with inflation. The widening of the “jaws” improved the efficiency ratio by 50 b.p. to 34.4% and brought net operating income to EUR 968 million (+10.4%).
Net loan-loss provisions, stable in previous quarters, were 15.7% higher than in the first nine months of 2006, in line with the rise in the average portfolio managed and the increasing share of products of greater risk but with a higher return. Credit quality ratios, however, remained within the standards of consumer finance business (NPL ratio of 2.7% and coverage of 101%).
Santander Consumer Finance USA (Drive)
This unit kept up its trend of strong growth in activity and results, surpassing the initial expectations. Revenues in the third quarter were 13.7% higher than the average of the first half and well above the rise in costs (+7.1%, bringing the efficiency ratio to 12.4%) and provisions in line with business, produced a rise of 16.3% in profit before tax in the third quarter.
In a complex environment, the unit maintained in the third quarter its normal access to financial markets, backed by good credit quality ratios (NPL ratio of 3.8% and coverage of 129%).
Attributable profit in the first nine months amounted to EUR 78 million and the managed portfolio stood at EUR 3,300 million.

SANTANDER CONSUMER FINANCE
REVENUES AND EXPENSES EFFICIENCY RATIO
% variation 9M’07 / 9M’06%
+46.8
34.9
+20.4
28.9
Revenues Expenses 9M’ 06 9M’ 07

SANTANDER CONSUMER FINANCE
NET OPERATING INCOME ATTRIBUTABLE PROFIT
Million euros Million euros
1,404
877 +60.1%
551
423 +30.1%
9M’ 06 9M’ 07 9M’ 06 9M’ 07

32 January-September 2007

Information by principal segments
Portugal
Santander Totta generated attributable profit of EUR 406 million in the first nine months, 24.3% more than in the same period of 2006. This was due to higher revenues, moderate growth in costs and the sale of the stake in Banco BPI in the second quarter, part of which was used to finance internal restructuring costs, long-term incentives plans and set up a fund for possible contingencies, reducing to EUR 16 million the impact on profits.
Net interest income was 7.3% higher at EUR 539 million. In a very competitive environment, Santander Totta’s business remained dynamic and continue its policy of defended spreads.
Net fees and insurance activity hardly changed, thanks to the reduced investment banking activity and the launch of the Zero Commissions strategy, aimed at increasing the customer base and the degree of linkage.
Gains on financial transactions were much higher, partly due to the already mentioned sale of the stake in BPI and to the strong rise in gains on financial transactions with customers (triple those of 2006) thanks to the good reception for treasury products and to wholesale banking operations.
Gross operating income increased 21.0% to EUR 994 million.
Operating costs were 5.4% higher. On the basis of just recurrent gross operating income, the efficiency ratio improved 2.9 p.p. over the first nine months of 2006 to 42.8%. Net operating income rose 35.5% to EUR 593 million.
Net loan-loss provisions were 35.6% lower at EUR 24 million. The criteria for registering non-performing loans were tightened at the beginning of 2007 and brought into line with the rest of the Group. On a like-for-like basis, the NPL ratio declined 8 b.p.in the year to September to 1.30% and coverage stood at 119%. Other income includes the aforementioned fund.
Lending increased 7%, with that to individuals up 11%, 9% to companies and 20% to SMEs/businesses. Mortgages, consumer credits and leasing continued to be dynamic products (+23%, +11% and +19%, respectively).
Total customer funds amounted to EUR 34,782 million (+7%). Capitalisation insurance (+13%) was the most active product, while the markets situation favoured a shift from mutual funds to deposits (6% increase in the latter).

PORTUGAL
REVENUES AND EXPENSES EFFICIENCY RATIO
% variation 9M’07 / 9M’06%
+21.0
45,7
+5.4
39.8
Revenues Expenses 9M’ 06 9M’ 07

PORTUGAL
NET OPERATING INCOME ATTRIBUTABLE PROFIT
Million euros Million euros
593
437 +35.5%
406
327 +24.3%
9M’ 06 9M’ 07 9M’ 06 9M’ 07

Others
The rest of businesses (Wholesale Banking, Asset Management, Insurance and Banif) increased their gross operating income 26.5% in the first nine months over the same period of 2006. Of note was the growth in wholesale business, whose fee income increased 57% because of those from investment banking and securities.
Net operating income increased 15.9% to EUR 944 million and profit before tax rose 79.4%, due to the release of generic provisions in wholesale banking.
Attributable profit was EUR 712 million, 97.6% more than in the first nine months of 2006.
Banif, thanks to its strategy in private banking, increased its gross operating income 35.0% as a result of the good performance of net interest income and fees, which pushed net operating income up by 42.3%.
January-September 2007 33

Information by principal segments
United Kingdom (Abbey)
Abbey contributed EUR 906 million of attributable profit, 22.0% more than in the first nine months of 2006 (£613 million, +20.5%). For the remainder of this section, all figures are based on sterling.
Excluding its life assurance business sold in 2006, whose results are recorded in “discontinued operations”, ordinary attributable profit was 43.9% higher. The main drivers were stronger revenues and lower costs and provisions.
Like the other segments, Abbey’s figures have been restated in accordance with the criteria on page 24 of this report. This means that the figures given below do not coincide with those published by Abbey in the UK.
Gross operating income increased 6.5% year-on-year in sterling, a faster pace than in previous years. This was due to an increase in net interest income (+10.1%), driven by greater business and management of spreads in retail. Net fees decreased 2.1% due to lower revenues from current account commissions and fees (impacted by regulations), partially offset by income from investment and protection products. Earnings from financial operations increased 10.6%, slightly impacted by market volatility.
The higher revenues and the 3.6% fall in operating expenses pushed up net operating income by 18.8% year-on-year. The “jaws” (the difference between the growth in gross operating income and costs) widened to 10 p.p. and produced a further improvement in the efficiency ratio to 50.1% (5.3 p.p. better than in the first nine months of 2006). The ratio in the third quarter of 2007 was 50%.
Net loan-loss provisions were 22.4% lower than those of the same period of 2006. This reflected the continued good quality of mortgages and lower growth in unsecured loans, particularly via Internet, in order to reduce this portfolio’s risk. The NPL ratio was 0.58% (0.55% in June) and coverage 74% (78% in June).
Customer loans stood at EUR 188,752 million, 6% more than a year earlier in sterling, and total deposits amounted to EUR 124,028 million (+11% in sterling). New business in the first nine months combined growth with a prudent focus on risk and management of spreads – which overall in retail banking were the same as in the third quarter of 2006.
Net mortgage lending rose 15%, supported by a competitive offer and growth in both the direct channel and via intermediaries. Of note also was the increase in the level of retaining customers with matured mortgages (the highest level at the end of the third quarter since mid-2006).
Gross UPLs declined 55% year-on-year, reflecting reduced unsecured personal lending through the Internet channel. We continued to focus on sales to existing customers and increased the percentage of loans sold through the branch network.
Strong performance in both savings and investments, backed by higher customer capturing in branches. The net flow of customer deposits was more than double those of 2006 (+£1,600 million to September), thanks to new products since the beginning of 2007 (8.1% “Super ISA”, “Direct ISA” and “50+Saver”) and new launches. Of note during the third quarter were the results from the new “Super Squirrel” campaign together with “50% growth” plan and the “Super” campaign in September. The sale of investment and pension products was 45% higher, backed by the focus on retention and improved processes.
As part of the policy of strengthening the range of products, a new offer of credit cards was made in the third quarter. All these measures enable Abbey to continue to attract customers. More than 328,000 new current accounts were opened in the first nine months of 2007 and July was considered the best month so far for luring customers from other banks.
The on-going implementation of the new IT platform (Partenón) included the migration of all banking and savings contracts to the new platform of personal accounts. The shift to Partenón will continue in the fourth quarter with new applications for loans and payments.

UNITED KINGDOM (ABBEY)
REVENUES AND EXPENSES EFFICIENCY RATIO
% variation 9M’07 / 9M’06%
+7.8
55.4
50.1 -2.4 Revenues* Expenses* 9M’ 06 9M’ 07
(*) Exchange rate effect excluded: Revenues: +6.5%; expenses: -3.6%

UNITED KINGDOM (ABBEY)
NET OPERATING INCOME ATTRIBUTABLE PROFIT
Million euros Million euros
1,440
906
1,197 +20.3%*
743 +22.0%*
9M’ 06 9M’ 07 9M’ 06 9M’ 07
(*) Exchange rate effect excluded: +18.8% (*) Exchange rate effect excluded: +20.5%

34 January-September 2007

Information by principal segments
Latin America
Grupo Santander generated attributable profit of EUR 2,044 million in the first nine months, 13.6% more than in the same period of 2006 (+19.1% excluding the exchange rate impact). This figure was affected by changes to the perimeter (sale in 2006 of the pension fund management institution in Peru and of the bank in Bolivia, as well as the placement in the market of 7.23% of Banco Santander Chile). Excluding this, ordinary attributable profit increased 17.8% (+23.9% without the exchange rate).
Retail Banking continued to be the engine of the Group’s growth in the region. Its profit before tax rose 27.5% (+34.4% excluding the exchange rate). This performance reflected the strategic focus placed on boosting business and developing customer relationships particularly with individuals, SMEs and companies.
The US sub-prime mortgage crisis at the end of July triggered a significant increase in the volatility of markets worldwide and a correction in the price of high risk assets, which initially produced a decline in asset prices in emerging markets. The quick response by the Fed and the European Central Bank helped to ease the situation. Since then, Latin American markets have recovered significantly – in some cases to levels before the financial turmoil. This recovery was based on the solid macroeconomic fundamentals of the region’s main countries.
The region’s economy as a whole is forecast to grow by around 5% this year, backed by buoyant domestic demand, both consumption and investment. Brazil held to its GDP growth forecast of close to 5% this year and next, while Mexico slightly revised its projection downwards to 3.0%. Chile and Colombia continued to forecast very strong growth this year (6.0% and 6.8%, respectively) and next (5.4% and 5.3%).
The solid fiscal situation, with a regional average primary surplus of around 3.5% of GDP, enabled governments to continue to issue debt during this period without problems. In Brazil, for example, as of the beginning of August the Treasury has held 7 auctions placing, on average, more than 80% of the maximum target (96% in the last two auctions in September). In Mexico, investors continued to show high interest in the eight auctions since the end of July. Inflation remained at moderate levels (close to 5% on average for the region).
Lending by the banking systems rose 27%, excluding the exchange rate impact, while bank savings increased 20%. In general terms, loans to individuals tended to decline during the last few quarters and that to companies and institutions accelerated. The bankarisation process continued, enabling increasingly large swathes of the population to obtain loans and deposit their savings.
In order to benefit from this process, the Group continued to invest in distribution channels. The network rose by 205 points of sale to 4,573 branches and 15,640 ATMs. The number of customers rose by 1.6 million to 24.8 million.
The anchor products, key elements for capturing customers and linkage, continued to grow at a fast pace. At the end of September the stock of payroll cheques deposited in accounts, a highly customer binding product in Latin America, stood at 5.2 million, and the number of credit cards increased by 1.6 million during the first nine months of the year to 12.6 million. The number of consumer loans reached 7.8 million (+951,000 since the end of 2006) and insurance policies increased by 2.4 million to 11.1 million.
The pace of retail banking business, in line with the Group’s strategy, continued to outstrip that of the market, underscored by the rise of 73 b.p. in the year to September of the consumer credit market share and via credit cards. Loans to individuals and SMEs accounted for 51% of total lending in Latin America. The larger share of the retail segment (individuals and SMEs), however, increased the risk premium, but this was offset by the higher revenues. At the end of September, the risk premium (1.93%) was higher than a year earlier (1.35%).
The main developments of the Group’s activity in Latin America in the first nine months (all percentage changes exclude the exchange rate impact) were:
•
Strong growth in lending (+19%), particularly to individuals and SMEs (+30% in both). Consumer loans grew 28%, cards 48%, mortgages 22% and other credits 18%. The total market share in lending, in those countries where the Group operates, is 9.9% (excluding IPAB paper in Mexico). Bank savings rose 20%, with deposits up 12% and mutual funds 38%. Our market share of bank savings is 8.0%.

LATIN AMÉRICA
REVENUES AND EXPENSES EFFICIENCY RATIO
% variation 9M’07 / 9M’06%
+23.1 46.4
+9.5
41.4
Revenues* Expenses* 9M’ 06 9M’ 07
(*) Exchange rate effect excluded: Revenues: +28.4%; expenses: +14.1%

January-September 2007 35

Information by principal segments
•
The market share of banking business (loans, deposits and mutual funds) was 8.6%. In line with the Group’s strategy, market shares increased in retail products (consumer credit, cards, mortgages), while the focus in wholesale businesses was concentrated more on providing services and generating fee income than on boosting loans. We made further market share gains in mutual funds.

•
Net interest income rose 30.7% because of the rise in business and, particularly, focusing more on retail segments, while spreads (with differences by countries) remained basically flat. In those countries where sharp falls in interest rates squeezed spreads (for example, Brazil), the impact was offset by the reduction in the cost of financing securities’ portfolios.

•
The focus on generating the most recurrent revenues and, specifically, developing fee-generating products and services (credit cards, cash management, foreign trade, mutual funds and insurance) was reflected in the 24.7% rise in fees. Particularly striking was the growth in fees from credit cards (+37.3%) and insurance (+31.0%).

•
Gains on financial transactions increased 14.5% because of customer activity and the realisation of capital gains in portfolios, mainly in the second quarter favoured by the increase in value from the fall in interest rates, particularly in Brazil. These gains in the third quarter, however, were only EUR 99 million compared with an average of EUR 222 million in the two previous quarters. These results were lower because of the market turmoil in July and August, although September’s show a clear recovery.

•
Gross operating income grew 28.4% and operating expenses 14.1% (average inflation of 5.2%). Costs grew because of investments and spending (increased installed capacity, technology, promotions) incurred in specific business expansion programmes.

•	The efficiency ratio improved by 5.0 percentage points to 41.4% and net operating income was 40.5% higher.
•
Net loan-loss provisions increased 111.6%, because of the growth in lending and, particularly, the greater focus on the more profitable segments, but also with a higher risk premium. The NPL ratio was 1.77% at the end of September (1.65% a year earlier), while coverage was 139% (167% in September 2006).

•
By businesses, Retail Banking (in line with the specific focus the Group is placing on its development) increased its net operating income 50.2% and its profit before tax 34.4%. Global Wholesale Banking and Asset Management and Insurance registered growth of 4.9% and 25.6%, respectively, in profit before tax.

An important development in the third quarter was the announcement of the sale of our pension fund management institutions in Chile, Mexico, Colombia and Uruguay for EUR 950 million (estimated capital gain of EUR 600 million) and the advanced phase of negotiations to sell the entity in Argentina.
The following factors regarding the impact of interest rates and exchange rates on business and converting figures into euros should be taken into account when analysing the financial information:
•
Average short-term interest rates, for the region as a whole, declined a little between the first nine months of 2006 and the same period of 2007, although the movements varied from country to country. They dropped in Brazil (-3.6 p.p.) and Puerto Rico (-0.1 p.p.), were flat in Mexico and increased in Chile (+0.2 p.p.), Argentina (+0.5 p.p.); Venezuela (+1.5 p.p.) and Colombia (+2.2 p.p.).

•
Earnings in euros were negatively affected by exchange rates. The dollar, the currency used to manage the area, depreciated 8% against the euro, on average, between the two periods. Latin American currencies performed differently against the dollar. The Brazilian real strengthened and the Chilean and Mexican pesos remained virtually stable. The Brazilian real appreciated against the euro (average exchange rate) from 2.71 to 2.69 and the Chilean peso depreciated from 660 to 711 and the Mexican peso from 13.5 to 14.7.

Latin America. Results

	Gross operating		Net operating		Attributable profit
	income		income		to the Group
Million euros	9M’ 07	Var. (%)	9M’ 07	Var. (%)	9M’ 07	Var. (%)
Brazil	3,162	28.7	1,845	45.8	699	16.7
Mexico	1,906	27.8	1,146	50.9	508	29.6
Chile	1,168	9.1	698	9.3	429	19.0
Puerto Rico	235	2.5	86	16.6	6	(72.5)
Venezuela	505	45.9	251	47.8	131	10.5
Colombia	109	42.5	37	127.7	17	(23.1)
Argentina	431	16.3	210	14.9	129	15.5
Rest	70	(38.2)	(20)	—	3	(95.7)
Subtotal	7,585	23.2	4,253	35.3	1,921	13.6
Santander Private Banking	237	17.8	140	15.6	123	14.2

Total	7,822	23.1	4,393	34.5	2,044	13.6

36 January-September 2007

Information by principal segments
Latin America. Main units

	Brazil		Mexico		Chile
Million euros	9M’ 07	Var. (%)	9M’ 07	Var. (%)	9M’ 07	Var. (%)

Income statement
Net interest income	1,756	28.1	1,418	28.5	800	11.7

Inc. from companies accounted by equity method	1	(21.8)	—	—	(3)	—
Net fees	904	27.4	462	17.9	276	9.2
Insurance activity	65	70.8	27	46.7	35	23.2

Commercial revenue	2,726	28.6	1,907	26.0	1,107	11.0

Gains (losses) on financial transactions	436	28.9	(1)	(95.1)	60	(17.4)

Gross operating income	3,162	28.7	1,906	27.8	1,168	9.1

Income from non-financial services (net) and other operating income	(18)	—	(53)	(4.2)	(16)	91.5
Operating expenses	(1,298)	7.6	(707)	4.5	(454)	7.2
General administrative expenses	(1,196)	6.3	(649)	3.6	(408)	6.5
Personnel	(609)	4.0	(348)	11.1	(249)	6.3
Other administrative expenses	(587)	8.9	(301)	(3.8)	(159)	6.9
Depreciation and amortisation	(103)	24.2	(58)	15.4	(46)	13.3

Net operating income	1,845	45.8	1,146	50.9	698	9.3

Net loan loss provisions	(563)	89.2	(309)	182.8	(117)	31.9
Other income	(223)	81.5	(20)	14.4	43	—

Profit before taxes	1,059	25.3	817	29.1	623	24.0

Tax on profit	(349)	47.0	(138)	19.7	(87)	4.1

Net profit from ordinary activity	710	16.8	679	31.2	537	27.9

Net profit from discontinued operations	—	—	—	—	—	—

Net consolidated profit	710	16.8	679	31.2	537	27.9

Minority interests	11	25.3	172	36.3	108	81.5

Attributable profit to the Group	699	16.7	508	29.6	429	19.0

Balance sheet
Loans and credits*	16,219	35.8	14,500	3.0	16,109	5.8
Trading portfolio (w/o loans)	8,281	38.0	12,630	(16.3)	1,833	28.6
Available-for-sale financial assets	3,005	(41.4)	4,477	(35.5)	936	(21.7)
Due from credit institutions*	2,843	(32.7)	6,720	(28.7)	1,501	(53.9)
Intangible assets and property and equipment	913	61.5	416	29.7	332	9.7
Other assets	14,029	92.8	4,290	(13.9)	1,978	13.1

Total assets/liabilities & shareholders’ equity	45,290	28.9	43,034	(15.3)	22,689	(2.0)

Customer deposits*	20,070	26.5	20,807	(13.1)	13,346	1.5
Marketable debt securities*	837	(2.9)	838	(66.4)	1,958	21.6
Subordinated debt	1,594	42.6	54	(10.6)	612	(16.0)
Insurance liabilities	1,739	36.4	89	10.5	68	26.5
Due to credit institutions*	6,559	3.9	12,676	(22.4)	3,357	(23.3)
Other liabilities	11,128	55.3	5,977	6.8	2,192	23.8
Shareholders’ equity	3,363	32.3	2,592	12.4	1,156	(20.8)

Other customer funds under management	21,673	53.8	13,051	12.7	13,014	22.8

Mutual funds	20,762	54.3	9,440	12.7	3,948	32.0
Pension funds	0	—	3,611	12.6	9,063	19.1
Managed portfolios	858	35.2	—	—	—	—
Savings-insurance policies	53	—	—	—	3	—

Customer funds under management	44,174	38.4	34,751	(8.8)	28,930	10.9

(*) Includes all stock of concept classified in the balance sheet
January-September 2007 37

Information by principal segments
Brazil
Santander Banespa is one of the main franchises in Brazil. It has a market share of 4%-6% for the country as a whole and double that in the south-southeast of Brazil, particularly in the state of Sao Paulo. The Group has 2,096 branches (net rise of 187 since September 2006) and 8.0 million customers.
The economy is expected to grow by around 4.5% in 2007, spurred by strong investment, the better business climate and a fall in nominal interest rates (the key Selic rate fell 0.82 p.p. in the third quarter to 11.2%). The balance of payments remains solid. The country’s convergence towards investment grade and the gradual decline in interest rates are creating a favourable environment for growth in banking business, which requires further measures to liberalise the banking sector.
In this scenario, Santander Banespa is very well positioned: in 2006, the brand was unified, IT integrated and the banks in Brazil were merged into one. In 2007 it continues to focus on expanding its retail businesses: capturing, linkage and retention of individual customers, growth in distribution businesses (auto finance, loans linked to deposit of payroll, credit cards), development of business with SMEs and companies and leveraging the Group’s global scope to consolidate a dominant position in global wholesale banking.
The number of customers rose by 812,000 in the year to September, while linked ones increased by 24% due to the net difference between the loss of the payroll contract of the state of Sao Paulo and the incorporation of 165,000 customers from the September 2006 agreement with the municipal government of Río de Janeiro to manage the salaries of its employees. Also important was the marketing of the Santander Light credit card (859,000 issued since August 2006) and, more recently, Santander Free.
Lending rose 27%. That to individuals continued to increase (+29%), more quickly than the market average. Of note was lending via credit cards (+65%), via loans linked to payroll deposit (+57%) and auto finance (+25%). Loans to SMEs and companies increased 29%. These growth rates gave us a market share of 5.5% in total lending and in the segment of individuals (with +0.4 p.p. improvement in the latter since September 2006).
Deposits and mutual funds increased 33%. As in the rest of the market, the strongest growth was in mutual funds (+46%), against a background of interest rates which encouraged the shift from time deposits into mutual funds. The market share in mutual funds in the retail segments was 8.2% compared with a total share in mutual funds of 4.7%.
Commercial revenue increased 27.3% in local currency, aided by the strong rise in business volumes (particularly the most profitable types of credit) and the growth in fees (+26.1%). Spreads, however, declined because of lower interest rates. Gains on financial transactions rose 27.6%, despite lower net gains in the third quarter than in the first and second quarters of 2007. In any case, markets clearly recovered in September. Growth in costs was controlled (+6.5%) and the increase higher than that of inflation (average of 4.2%) was due to the expenses incurred in ongoing business development plans. Net operating income was 44.3% higher.
Lastly, net loan-loss provisions increased 87.3%, as a result of greater lending and, especially, focusing on products and segments with a higher risk, but with a greater return. The risk premiums of individual customers and SMEs, however, have been stable for three quarters.
Attributable profit was 15.5% higher at EUR 699 million (+16.7% in euros). Retail Banking’s profit before tax increased 26.3%, Global Wholesale Banking’s 18.4% and Asset Management and Insurance’s 45.1%.
The efficiency ratio was 39.1% (7.3 p.p. better than in September 2006), the recurrence ratio was 75.6% (improvement of 12.5 p.p.) and ROE was 29.3%. The NPL ratio stood at 2.79% and NPL coverage was 102%.

BRAZIL
REVENUES AND EXPENSES EFFICIENCY RATIO
% variation 9M’07 / 9M’06%
+28.7 46.4
+7.6 39.1
Revenues* Expenses* 9M’ 06 9M’ 07
(*) Exchange rate effect excluded: Revenues: +27.4%; expenses: +6.5%

BRAZIL
NET OPERATING INCOME ATTRIBUTABLE PROFIT
Million euros Million euros
1,845
1,266 +45.8%*
699
599 +16.7%*
9M’ 06 9M’ 07 9M’ 06 9M’ 07
(*) Exchange rate effect excluded: +44.3%(*) Exchange rate effect excluded: +15.5%

38 January-September 2007

Information by principal segments
Mexico
Santander Serfin is the third largest banking group in Mexico by business volume, with a market share in loans of 15.0% and 16.3% in deposits and mutual funds. A total of 43 branches were opened in the last 12 months bringing the number to 1,059, and the Group has 8.3 million customers (+960,000 y-o-y).
The economic outlook is very positive this year, although the GDP growth forecast has been cut to 3.0%, while inflation has been revised to 3.8%. Congress’s approval of pension and tax reforms represented a major step in structural reforms and sent out a very positive signal for public finances and the economy.
The strategic focus in 2007 continues to be on developing and linking customers, and profitable growth in retail business, with a multi channel and highly segmented business model. The two main products for increasing the number of customers are payment of payrolls into accounts and credit cards, while linkage is achieved through Santander’s own credit card, consumer lending (“Crédito Efectivo,” “Crédito Nómina” and “Crédito Restitución” ...). In mortgages – very focused on medium-high income segments – we have a very competitive product, an efficient “factory” and very fast response time in distribution. Lastly, business is being developed with SMEs and transactional activity strengthened, both with companies and in Global Wholesale Banking.
In year to September 697,000 new credit cards were issued for a total of 5.0 million, 104,000 new consumer credits were granted in the first nine months and in the deposit of payroll cheques 2.0 million were paid into accounts (1.7 million in September 2006).
Loans (excluding the IPAB paper, the former mortgage portfolio and restructured credits) increased 30% in local currency. Of note were products for individual customers. Consumer credit and loans via credit cards increased 39% year-on-year, much faster than the market and producing a gain of 126 b.p. in the market share in the last 12 months. The market share in new mortgages was 20%. Loans to SMEs increased 75%, higher than the market. Of note was the growth in the “Crédito Agil” and “e-Pyme” products.
Deposits and mutual funds grew 6%. Demand deposits increased 10% and mutual funds 25%. The market share in total bank savings reached 15.8%.
Commercial revenue increased 36.9% in local currency. Net interest income was up 39.6%, positively benefiting from the strong growth in business volumes, especially loans to individuals, and from the increased spread of the lending portfolio, the result of appropriate management of prices and the change in the structure of credit, with an increasingly higher share of more profitable loans.
Net fees and insurance grew 29.6%, while gains on financial transactions remained negative, as in the first nine months of 2006. Operating expenses rose 13.5%, because of the expansion of installed capacity and ongoing business development programmes. The much higher growth in gross operating income than in costs pushed up net operating income by 63.9%.
Net loan-loss provisions tripled as a result of the strong growth in lending, the shift in lending towards products with a higher spread but also a greater risk, and the deterioration of the risk premium of credit cards. Despite this, the NPL ratio was lower than that of its competitors. Attributable profit was 40.8% higher (+29.6% in euros) at EUR 508 million.
By segments, Retail Banking’s profit before tax was 59.5% higher. Global Wholesale Banking’s profit before tax was 2.1% lower and Asset Management and Insurance’s declined 17.8%.
The efficiency ratio improved by 8.4 p.p. to 36.8%, the recurrence ratio was 71.1% and ROE 27.8%. The NPL ratio (1.09%) and coverage (210%) continued to underline the high credit risk quality.

MEXICO
REVENUES AND EXPENSES EFFICIENCY RATIO
% variation 9M’07 / 9M’06%
+27.8
45.2
36.8 +4.5
Revenues* Expenses* 9M’ 06 9M’ 07
(*) Exchange rate effect excluded: Revenues: +38.9%; expenses: +13.5%

MEXICO
NET OPERATING INCOME ATTRIBUTABLE PROFIT
Million euros Million euros
1,146
760 +50.9%* 508
392 +29.6%*
9M’ 06 9M’ 07 9M’ 06 9M’ 07
(*) Exchange rate effect excluded: +63.9%(*) Exchange rate effect excluded: +40.8%

January-September 2007 39

Information by principal segments
Chile
Santander Chile is the largest financial group in Chile (in terms of customers, distribution network and net profit). Its market shares are: 21.3% in loans and 21.4% in deposits and mutual funds. It has 483 branches and 2.7 million banking customers.
The economy continued to grow briskly. GDP is expected to grow by around 6% this year, thanks to strong investment, consumption and exports. Employment continues to rise, but inflation spurted in recent months and produced an upward revision for 2007 to more than 5%. This macroeconomic scenario led the central bank to raise its key rate by 75 b.p. during the third quarter.
Santander Chile continued to focus on increasing the number of customers and their degree of linkage, as well as on growth in business with individuals and SMEs and developing global businesses (wholesale banking, asset management, payment means and insurance).
The denser distribution network (net rise of 68 branches in the year to September) and improvements in the quality of service helped to increase the number of customers by 13% and the number of linked ones by 19%.
The franchise’s development can also be gauged from the increase in the number of credit cards (+11% y-o-y) to 1.3 million, the 87,000 consumer loans granted in the first nine months of 2007, the growth in the number of payrolls paid into accounts (+32%) and the capturing of more than 36% of the new current accounts opened in the country during the year.
Loans to individual customers increased 15%. Of note was the 15% rise in consumer credits and via credit cards. The market share of lending to individuals reached 25.6%. Loans to SMEs rose 18%. Deposits and mutual funds increased 15%.
In results (and always in local currency), gross operating income increased 17.4%, backed by net interest income (+20.3%) and fees plus insurance (+19.1%). The drivers behind gross operating income were the expansion of business into the most profitable segments (individuals and SMEs), the gradual recovery of spreads and the focus on developing fee-generating businesses.
Operating expenses increased 15.4% (inflation of 5.8%), due to the growth in business infrastructure. Net operating income was consequently 17.7% higher. Net loan-loss provisions increased 42.0%.
Attributable profit was 28.2% higher at EUR 429 million, (+19.0% in euros). Net profit (before minority interests, higher because of the placement of 7.23% of Banco Santander Chile in the fourth quarter of 2006) increased 37.7%.
Retail Banking’s profit before tax rose 49.0%, Asset Management and Insurance’s 38.5% and Global Wholesale Banking’s was 7.6% lower.
The efficiency ratio was 0.7 p.p. better at 38.9%. The recurrence ratio was 67.5% and ROE 44.8%. The NPL ratio was 2.08% and coverage 121%.

CHILE
REVENUES AND EXPENSES EFFICIENCY RATIO
% variation 9M’07 / 9M’06%
+9.1 39.6 +7.2
38.9
Revenues* Expenses* 9M’ 06 9M’ 07
(*) Exchange rate effect excluded: Revenues: +17.4%; expenses: +15.4%

CHILE
NET OPERATING INCOME ATTRIBUTABLE PROFIT
Million euros Million euros
698
639 +9.3%*
429
360 +19.0%*
9M’ 06 9M’ 07 9M’ 06 9M’ 07
(*) Exchange rate effect excluded: +17.7%(*) Exchange rate effect excluded: +28.2%

Other countries
Argentina
Santander Río is one of the country’s leading banks, with market shares of 9.9% in lending and 9.5% in deposits plus mutual funds. The Group has 382 branches (25 more than in September 2006) and 2.0 million customers (+260,000 in 12 months and +32% in linked customers).
The economy’s fundamentals are solid. The current account is expected to be in surplus this year and also the general government budget. GDP is expected to continue to grow on a sustained basis.
40 January-September 2007

Information by principal segments
This year’s strategy focuses on developing retail business, following the cleaning up of the portfolio of government securities in 2005 and 2006. Government securities ($420 million), however, were still sold during 2007, reducing the exposure to the public sector to 8.9% of assets.
Lending rose 36% year-on-year, mainly to individuals (+59%) and SMEs (+77%). The bank has been particularly active in marketing consumer loans and credit cards (more than 150,000 loans granted in the first nine months, notably the “Super Préstamo 1000/30), and 246,000 cards. In both products combined the bank gained 27 b.p. in market share over the last 12 months. Deposits plus mutual funds rose 23%.
Attributable profit amounted to EUR 129 million, (+26.7% excluding the exchange rate impact; +15.5% in euros). Commercial revenue increased 37.9% and net operating income by only 26.0% due to the results on financial transactions (-73.0%) because of the turmoil in the financial markets in July and August which hit Argentina more than other Latin American countries. The efficiency ratio was 50.9% and the recurrence ratio 94.4%. The NPL ratio stood at 1.21% and coverage 238%.
Puerto Rico
Santander Puerto Rico is one of the island’s largest financial institutions. It has 137 branches, 532,000 customers and market shares of 10.4% in loans, 10.9% in deposits and 23.5% in mutual funds. Since February 28, 2006 the figures incorporate Island Finance.
The economy was in recession, affecting both the pace of banking business growth, which is slowing down, and profitability, under pressure from lower growth in activity and the rise in risk premiums. In this environment, the Group continued to focus on developing business with individual customers and companies. Lending rose 5% and deposits plus mutual funds declined 5%.
Attributable profit was EUR 6 million, 70.2% lower excluding the exchange rate impact (-72.5% in euros), due to an increase in loan-loss provisions as net operating income was 26.0% higher. The efficiency ratio was 64.4%, the recurrence ratio 37.4% and ROE 2.0%. The NPL ratio was 2.92% and coverage 105%.
Venezuela
Banco de Venezuela is one of the country’s largest banks, with market shares of 12.8% in loans and 11.2% in deposits. It has 281 branches and 2.8 million customers (+534,000 since September 2006).
The economy is combining very strong growth (close to 9% for 2007, driven by high oil prices) and a spurt in inflation.
The focus this year is on boosting recurrent revenues, through growth in lending to individuals, transactional deposits and fee-generating services. As a result of this strategy, lending via credit cards grew 197% and 127% in consumer credit (“Crediauto”, “Credinómina”). Growth in loans to SMEs was also an impressive 98%. Deposits and mutual funds grew 33%, with demand deposits growing at the same pace.
Attributable profit was EUR 131 million, 19.5% more year-on-year excluding the exchange rate impact (+10.5% in euros) and strongly impacted by net loan-loss provisions (small in the first nine months of 2006), as net operating income was 59.7% higher.
The efficiency ratio was 42.7% and the recurrence ratio 61.9%. ROE was 42.1%, the NPL ratio stood at 0.89% and coverage was 436%.
Colombia
The Group’s market shares in Colombia are 2.9% in loans and 2.6% in deposits plus mutual funds. The bank has 92 branches.
Against a favourable environment of economic and financial stability, the Group is focusing on developing its franchise and on selective business growth, particularly in retail segments. Lending to individual customers and SMEs rose 53% (gain of 95 b.p. in the market share of mortgages and 39 b.p. in consumer loans), while deposits and mutual funds rose 5%.
Attributable profit was EUR 17 million, 26.8% lower than in the first nine months of 2006 excluding the exchange rate impact. Net operating income rose 116.8%, but did not feed through to the bottom line because of the extraordinary results generated in 2006 and the rise in net loan-loss provisions in 2007. The NPL ratio was 0.93% and coverage 290%.
Uruguay
Attributable profit was EUR 19 million.
Santander Private Banking
This unit’s attributable profit was 23.5% higher at $165 million, thanks to the 27.3% rise in gross operating income which absorbed the strong investments made. The efficiency ratio remained at around 40% and net operating income was 25.0% higher.
Managed assets amounted to $35,000 million, 28% more than in September 2006 and largely due to the successful integration of the portfolio of customers acquired from Bank of America. Other management priorities were the continued strengthening of the business model to adapt it to customers needs with a high and consistent quality of service. Five new offices have been opened in the US so far this year.
January-September 2007 41

Information by principal segments
Financial Management And Equity stakes

			Variation
Million euros	9M’ 07	9M’ 06	Amount	(%)

Income statement
Net interest income (w/o dividends)	(1,216)	(955)	(261)	27.4
Dividends	165	141	23	16.6

Net interest income	(1,052)	(814)	(238)	29.3

Inc. from companies accounted by equity method	240	374	(134)	(35.9)
Net fees	22	(6)	27	—
Insurance activity	0	3	(3)	(100.0)

Commercial revenue	(791)	(443)	(348)	78.6

Gains (losses) on financial transactions	625	225	400	177.6

Gross operating income	(166)	(217)	52	(23.8)

Income from non-financial services (net) and other operating income	1	(11)	12	—
Operating expenses	(597)	(445)	(152)	34.1
General administrative expenses	(399)	(287)	(112)	39.1
Personnel	(164)	(149)	(14)	9.6
Other administrative expenses	(235)	(138)	(98)	71.1
Depreciation and amortisation	(198)	(159)	(40)	25.0

Net operating income	(762)	(674)	(88)	13.1

Net loan loss provisions	22	94	(73)	(77.2)
Other income	(194)	78	(271)	—

Profit before taxes (w/o capital gains)	(934)	(502)	(432)	86.1

Tax on profit	469	293	176	60.0

Net profit from ordinary activity	(465)	(209)	(256)	122.9

Net profit from discontinued operations	—	91	(91)	(100.0)

Net consolidated profit (w/o capital gains)	(465)	(118)	(347)	295.6

Minority interests	12	86	(74)	(85.7)

Attributable profit to the Group (w/o capital gains)	(477)	(204)	(273)	133.9

Extraordinary capital-gains	566	—	566	—

Attributable profit to the Group	89	(204)	293	—

Balance sheet
Trading portfolio (w/o loans)	2,060	991	1,069	107.9
Available-for-sale financial assets	19,098	9,787	9,311	95.1
Investments	4,818	5,231	(413)	(7.9)
Goodwill	14,257	14,176	81	0.6
Liquidity lent to the Group	86,224	68,680	17,544	25.5
Capital assigned to Group areas	33,265	29,047	4,218	14.5
Other assets	39,263	34,499	4,764	13.8

Total assets/liabilities & shareholders’ equity	198,986	162,412	36,574	22.5

Customer deposits*	2,484	969	1,515	156.4
Marketable debt securities*	88,886	73,493	15,393	20.9
Subordinated debt	19,113	16,169	2,944	18.2
Preferred securities	—	—	—	—
Other liabilities	48,524	35,951	12,573	35.0
Group capital and reserves	39,979	35,831	4,148	11.6

Other customer funds under management	—	—	—	—

Mutual funds	—	—	—	—
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Savings-insurance policies	—	—	—	—

Customer funds under management	110,483	90,631	19,852	21.9

(*) Includes all stock of concept classified in the balance sheet
42 January-September 2007

Information by principal segments
Financial Management and Equity Stakes
This area is responsible for a series of centralised activities and acts as the Group’s holding entity, managing all capital and reserves and assigning capital and liquidity to the other businesses on the basis of the criteria set out on page 24 of this report.
The cost of liquidity, via the transfer of funds to various businesses, is done at the short-term market rate, which was 3.96% in the first nine months of 2007 (2.74% in the same period of 2006).
The area registered a loss of EUR 477 million (excluding the extraordinary capital gains of EUR 566 million in the second quarter) compared with a loss of EUR 204 million in the first nine months of 2006.
Gross operating income was EUR 166 million negative, compared with the EUR 217 million loss in the same period of 2006. The lower figure was due to the net effect of various positive and negative factors.
The main positive effect was in gains on financial transactions, which increased by EUR 400 million to EUR 625 million in 2007 (EUR 225 million in 2006). This increase is due mainly to the larger positive impact of the euro/dollar exchange rate (offsetting the negative impact that the dollar’s depreciation had on Latin America’s results) and the larger contribution from the hedging of interest rate risks, which in 2006 registered losses because of writedowns and in 2007 made a slightly positive contribution.
The negative effects were: the impact on net interest income that the rise in interest rates had on the cost of financing, the higher cost from the larger volume of securitizations and lower profits by the equity method of accounting because of Cepsa (some of which is offset by minority interests).
Costs were EUR 152 million higher (+34.1%), due to the greater expenses incurred by the development of the single brand and those associated with sponsorship and marketing Santander’s 150th anniversary, as well as an increase in the amortisation of intangibles (+EUR 40 million).
Net loan-loss provisions were EUR 22 million positive in 2007 against EUR 94 million positive in 2006, basically because of the release of country-risk provisions for intragroup transactions.
“Other income” covers various provisions and allowances recorded here. It was EUR 194 million negative compared with EUR 78 million positive in the first nine months of 2006.
As regards the area’s sub segments:
•	Equity Stakes: this sub segment centralises the management of equity stakes in financial and industrial companies.

The main developments between the two periods were: the sale of 4.8% of Sanpaolo IMI at the end of 2006 and 1.79% of Intesa Sanpaolo in the second quarter of 2007 (generating a capital gain of EUR 566 million).

At the end of September 2007, the unrealised capital gains in listed financial and industrial stakes were above EUR 3,000 million.
•
Financial Management: this area carries out the global functions of managing the structural exchange rate position, the structural interest rate risk of the parent bank and the liquidity risk. The latter is conducted through issues and securitisations. It also manages shareholders’ equity.

The cost of hedging the capital of the Group’s non-euro denominated investments is another activity. The current hedging policy is aimed at protecting the capital invested and the year’s results through various instruments that are deemed to be the most appropriate for their management. The main units with exchange rate risk, except for Brazil, continued to be hedged in 2006 and during 2007.

This sub segment also manages shareholders’ equity, the allocation of capital to each business unit, and the cost of financing investments. This means that the contribution to earnings is usually negative.

January-September 2007 43

Information by secondary segments
Income statement and business volumes secondary segments

	Operating		Retail		Global		Asset Management
	business areas		Banking		Wholesale Banking		and Insurance
Million euros	9M’ 07	(%)	9M’ 07	(%)	9M’ 07	(%)	9M’ 07	(%)

Income statement
Net interest income	12,429	23.9	11,321	25.2	1,065	10.7	43	40.4

Inc. from companies accounted by equity method	9	(25.0)	9	(25.0)	—	—	—	—
Net fees	6,151	15.0	4,994	13.6	696	40.8	460	0.7
Insurance activity	308	42.2	0	—	—	—	307	42.1

Commercial revenue	18,897	21.1	16,324	21.4	1,761	20.9	811	15.1

Gains (losses) on financial transactions	1,522	15.5	960	20.1	526	5.6	36	81.0

Gross operating income	20,419	20.6	17,284	21.3	2,288	17.0	847	16.9

Income from non-financial services (net) and other operating income	(59)	558.8	(35)	—	(21)	(15.3)	(4)	—
Operating expenses	(8,495)	9.1	(7,573)	8.4	(652)	18.3	(270)	6.8
General administrative expenses	(7,733)	8.8	(6,897)	8.4	(584)	16.3	(252)	4.3
Personnel	(4,659)	8.7	(4,152)	8.2	(362)	14.8	(145)	7.6
Other administrative expenses	(3,074)	9.1	(2,745)	8.7	(222)	18.9	(107)	0.1
Depreciation and amortisation	(762)	11.6	(676)	8.6	(68)	38.2	(18)	61.2

Net operating income	11,865	30.0	9,677	33.0	1,615	17.1	573	21.6

Net loan loss provisions	(2,422)	28.4	(2,471)	50.9	48	—	(0)	—
Other income	(261)	81.6	(203)	39.5	(31)	—	(27)	284.1

Profit before taxes	9,182	29.4	7,003	27.5	1,632	43.3	546	17.5

Business volumes
Total assets	865,213	7.4	672,861	4.0	173,315	18.2	19,036	65.9
Loans and credits	549,685	10.7	501,890	11.1	47,540	6.8	255	55.4
Customer deposits	345,825	6.6	303,900	9.6	41,914	(11.2)	10	—
Retail banking
The Group’s Retail Banking generated 85% of the operating areas’ total gross operating income in the first nine months of 2007 and 76% of profit before tax (EUR 7,003 million, 27.5% more than in the same period of 2006). Continental Europe, Abbey and Latin America all performed well.
Gross operating income was 21.3% higher at EUR 17,284 million. Net interest income increased 25.2%, spurred by greater business and better customer spreads, while net fees rose 13.6%.
Operating expenses grew 8.4%, well below the rise in gross operating income. As a result, the efficiency ratio for the whole of Retail Banking improved yet again (5.0 p.p. better than a year earlier at 42.8%).
Net operating income increased 33.0% to EUR 9,677 million.
Net loan-loss provisions were 50.9% higher than in the first nine months of 2006 because of the greater volume of lending and the entry into more profitable segments and products, but with a greater risk premium, as well as the incorporation of Drive which, given its business structure, has a relatively larger impact on this line of business than on others.
Customer lending rose 11% and deposits 10% in the year to September.
•
Retail Banking in Continental Europe continued the growth trends in volume and earnings of the last two years. Net interest income rose 27.3%, net operating income 30.7% and profit before tax 24.9%. All units (Santander Branch Network, Banesto Retail, Santander Consumer Finance, Portugal Retail and Banif) grew at a brisk pace.

44 January-September 2007

Information by secondary segments
Excluding the results of Drive, incorporated to the Group in 2007, profit before tax was 20.3% higher.

As in 2006 and the first half of 2007 there were three main drivers: business growth (+17% in lending and +10% in deposits), good management of prices in an environment of rising interest rates and selective control of costs. The efficiency ratio improved from 42.5% in the first nine months of 2006 to 38.7% in the same period of 2007.

•
Net operating income generated by Abbey’s Retail Banking was 20.3% higher, partly thanks to the 9.1% rise in gross operating income and containment of costs, which were virtually unchanged (-0.3%). The combined effect was an improvement in the efficiency ratio of 4.8 p.p. to 50.1% As a result of lower net loan loss provisions (-21.5%), profit before tax was 36.4% higher (+34.8% in sterling).

•
The continued strong earnings performance of Retail Banking in Latin America was due to strong growth in customer business, the good performance of net interest income and net fees, and control of costs compatible with business development. Commercial revenue increased 26.6% in euro terms, net operating income 43.6% and profit before tax 27.5%. The respective increases, excluding the exchange rate impact, were 32.7%, 50.2% and 34.4%, respectively.

The growth drivers were increasing the number of individual customers and SMEs, developing anchor products, such as payroll and credit cards, and focusing on more profitable products in all countries.
RETAIL BANKING
NET OPERATING INCOME PROFIT BEFORE TAXES
Million euros Million euros
9,677
7,003
7,277 +33.0%
5,494 +27.5%
9M’ 06 9M’ 07 9M’ 06 9M’ 07

The performance of the three main countries (Brazil, Mexico and Chile) was very good. Their combined commercial revenue (in euros) grew 27.3%, a pace which reached 45.6% in net operating income and 37.7% in profit before tax. Excluding the exchange rate impact, the growth rates were 32.1%, 51.1% and 44.2% respectively.

Private banking generated profit before tax of EUR 207 million, 21.3% higher than in the first nine months of 2006 and spurred by the 24.5% rise in commercial revenue.
Retail Banking. Results

	Gross operating		Net operating		Profit before
	income		income		taxes
Million euros	9M’ 07	Var. (%)	9M’ 07	Var. (%)	9M’ 07	Var. (%)

Continental Europe	8,212	22.2	4,978	30.7	3,842	24.9
o/w: Spain	5,775	15.6	3,397	21.9	2,896	25.7
Portugal	875	21.7	502	38.7	409	25.3
United Kingdom (Abbey)	2,843	9.1	1,440	20.3	1,213	36.4
Latin America	6,229	26.6	3,259	43.6	1,948	27.5
o/w: Brazil	2,417	27.0	1,230	45.0	535	27.5
Mexico	1,631	36.2	977	72.0	647	46.8
Chile	919	12.1	512	13.3	436	38.4
Total Retail Banking	17,284	21.3	9,677	33.0	7,003	27.5
January-September 2007 45

Information by secondary segments
Global Wholesale Banking
This segment, managed by Santander Global Banking & Markets, contributed 11% of total gross operating income and 18% of profit before tax (EUR 1,632 million, 43.3% more than in the first nine months of 2006).
These good results were due to three factors:
•
First, the strong growth in customer revenues (+23%, y-o-y), as a result of the increasing contribution of greater value-added businesses (markets, investment banking and cash management). Of note was the 40.8% rise in fees thanks to advisory activities, structured financing and trading of securities.

The increased revenues and activities are the result of the investments made to strengthen the global management capacities of the product and business areas, applied to very active markets in corporate operations, particularly in the first half of the year, as well as extending Santander Global Connect.

•
Second, the small contribution of the results of trading activity in the third quarter, affected by instability in markets, compared with the excellent results of previous quarters. These revenues were almost unchanged from the same period of 2006; gains on financial transactions increased 5.6% year-to-date, solely backed by customer activity.

•	Third, the release of generic provisions in 2007 compared with large allocations in 2006, particularly in the third quarter when certain large operations were concentrated.
These factors were felt in the income statement. Gross operating income grew 17.0% year-on-year, in line with the increase in costs (+18.3%) which continued to reflect the development efforts in markets and global transactional banking. The efficiency ratio remained below 30% (at 28.5%).
Net operating income was 17.1% higher than in the first nine months of 2006 at EUR 1,615 million and profit before tax increased at more than twice this rate (+43.3%) due to the aforementioned release of generic provisions.
Santander Global Banking & Markets combined this solid contribution to the Group with an intensified global business focus, which is structured in a double customer-product vector.
In the customer vector, the Global Customer Relationship Model, which manages the main corporate and institutional clients, continued. The incorporation since the beginning of 2007 of new customers (121, mostly from Latin America), the restructuring of the coverage area and the development of specialised units, as well as stronger links with product areas, particularly global investment banking in a period of strong corporate activity, pushed up the Model’s revenues to EUR 978 million, 35% more than in the first nine months of 2006 on a like-for-like basis. All countries registered growth.
Also noteworthy was the better composition of revenues, with a greater share in the Model of higher value-added activities and, consequently, a lower one of basic financing (from 18% in 2006 to 14%).
The product vector has three large areas:
1. Global Transactional Banking
This area’s gross operating income grew 15% year-on-year, a faster pace than in previous quarters (+9% in the first half). Of note by products was cash management. Its gross operating income, which accounted for more than one-third of the total, grew at rates of 18% year-on-year, spurred by Brazil and Argentina (+41% and +32%, respectively).
2. Global Investment Banking.
This area continued to do well in the markets where we operate and in all its business areas, driving revenues up 66% in the first nine months of the year. After a good first half, strongly backed by corporate finance business, the third quarter was also excellent and concentrated more on financing solutions. The recent situation in the debt markets did not have any significant impact.
In Corporate Finance, Santander participated in 193 deals (intermediation and advice), 33% of them cross-border operations given the growing internationalisation and globalisation of this activity. Also noteworthy was the activity developed in primary markets. Of note in Europe was our participation in the takeover bid formulated in Spain by Nefinsa for Uralita, advised, financed and guaranteed before the National Securities Market Commission (CNMV) by Santander. We were also involved in the public placement of Criteria Caixa Corp and REN in Portugal, as well as in various public offer operations in Brazil.
Asset & Capital Structuring, focused on innovation and the design of structures for financing assets and optimization of capital, continued to strengthen its activity and international positioning. Of note was the structuring of the leasing of two LNG ships for Gas Natural and Repsol (EUR 500 million), and, within its climate change activity, the completion of the first operations to acquire carbon emission rights in Latin America.
Structured Finance also performed well in all its products and geographic areas, closing 50 deals during the third quarter. Of note in Spain was financing Grupo Eroski’s acquisition of Grupo Caprabo in which Santander had the mandate to structure and underwrite 100% of the operation. We also led various other financings by FCC and Abengoa (in this one as bookrunner).
Noteworthy in Europe was the financing of Imperial Tobacco’s takeover of Altadis in which Santander is the Mandated Lead Arranger, as well as participating in the issue and underwriting of the guarantee before the CNMV. Other activities included sub-underwriter in financing Río Tinto’s purchase of Canada’s Alcan, and MLA in financing Porsche’s purchase of a stake in Volkswagen.
46 January-September 2007

Information by secondary segments
In Latin America, Santander México was the financial advisor and underwriter of the FARAC project, the largest privatisation of roads in Latin America for many years (600 km for more than $4 billion).
Reuters ranked Santander Global Banking and Markets third in the league table of financing acquisitions in Europe during the first half of 2007.
3. Markets.
This area covers global treasury activities and distribution of equities. Gross operating income was 6% higher, backed by solid activity with clients, given the weak performance of trading activity in the third quarter which left these revenues almost unchanged from those in 2006.
Global treasury’s focus on activity with customers (+8% year-on-year) as the main generator of the area’s revenues produced good results, limiting the impact of volatility in the financial markets, particularly proprietary trading, and enabling us to take advantage of business opportunities with clients arising from this instability.
Of note by geographic areas were Spain and Portugal whose gross operating income from customers increased 7% year-on-year, after absorbing the impact in the third quarter of 2006 of the high revenues generated by certain corporate operations.
Gross operating income in the third quarter, which was in line with the average of the first half, was fuelled by the increasing contribution of Santander Global Markets (with corporate and institutional customers). The drivers here are the greater participation in operations with corporate customers, value-added solutions that boost activity and productive management of flows and books associated with this activity. Other factors are the synergies from integration of treasuries in Spain, Portugal and the UK which are beginning to bear fruit in customer business. Santander Global Connect (with retail clients) continued to make a notable contribution.
In Latin America, where Santander continued to be the region’s benchmark in treasury, activity was slower than in the first half because of the tensions transferred from international to regional markets. Given this new situation, treasuries reduced their exposures. Customer revenues, however, grew faster year-on-year, with a third quarter that surpassed the average of previous quarters.
Brazil maintained in the third quarter its activity with corporate and institutional customers, taking advantage of opportunities provided in the new environment. This, coupled with the first half’s excellent results from proprietary trading enabled targets to be met.
Mexico continued to promote the sale of structured products to retail customers (Santander Global Connect) by developing new products for SMEs, companies and private banking. This generated solid revenues from customers.
In Chile, Santander Global Connect’s business was strengthened and the focus placed on higher value-added products and on increasing the sales force tending to customers’ growing needs.
Lastly, revenues from equity distribution remained strong (+34% more than in the first nine months of 2006), due to our leadership in brokerage in Spain (market share of 12.5% including Banesto Bolsa) and participation in significant operations.

GLOBAL WHOLESALE BANKING
NET OPERATING INCOME PROFIT BEFORE TAXES
Million euros Million euros
1,632 1,615
1,379 1,139 +43.3% +17.1%
9M’ 06 9M’ 07 9M’ 06 9M’ 07

GLOBAL WHOLESALE BANKING
GROSS OPERATING INCOME BREAKDOWN
Million euros
2,288 +17%
Total 1,955 513
+1% Proprietary trading and portfolio 634
+8% Treasury — customers 174 Customers +34% +23% Equity 410
+66% Investment Banking Global transaction +15% 557 banking 9M’ 06 9M’ 07

January-September 2007 47

Information by secondary segments
Asset Management and Insurance
This segment accounted for 4% of total gross operating income and 6% of profit before tax (EUR 546 million, +17.5% y-o-y).
Gross operating income rose 16.9%, spurred by insurance activity (+42.1%) and stable fee income. The main reasons for the latter were the smaller contribution from Mexico’s pensions and the strong impact of exchange rates on Latin America’s gross operating income (in Chile and Mexico growth shrunk by more than 8 p.p when converted into euros). Costs, which reflect the investment in building up these global businesses, increased 6.8%, slightly below the growth in gross operating income. Net operating income rose 21.6%.
Taking a broader look, based on revenues generated for the Group by mutual and pension funds and insurance, including those recorded by the distribution networks, revenues amounted to EUR 3,001 million, 17.0% more than in the first nine months of 2006.
Asset Management
Santander Asset Management’s global business generated EUR 1,585 million of fees in the first nine months, 6.1% more than in the same period of 2006. Profit before tax, after deducting operating expenses and fees paid to the networks, was 10.2% more at EUR 305 million. Total assets managed amounted to EUR 159,000 million (+10% y-o-y).
The strategy continued to focus on developing platforms for transnational investment, improving the product mix, creating innovative products and optimising efficiency in order to improve operating margins.
In Spain, and within traditional asset management, the Group manages EUR 64,000 million in funds and investment companies, 6% less than in the same period of 2006, due to the less attractive tax situation of funds compared with alternative products, the higher return from time deposits and the launch of convertible bonds in the third quarter by the Santander Branch network.
The Group continues to be the sector leader (market share of 22.4% in real estate funds according to Inverco) increasing its share in the most profitable segments. Against a background of strong volatility in financial markets, our funds outperformed comparable ones in VAR and Dividend funds, the ones most sold by the Group. The most active products which the area focuses on (equities, mixed and global) maintained positive flows compared with the market as a whole which registered net repayments.
Pension plans under management in Spain amounted to more than EUR 10,000 million, 10% more year-on-year and driven by individual plans.
In Portugal, mutual and pension funds management continued to improve the product mix. This enabled the average fee to keep on rising. Managed assets reached EUR 7,500 million.
The UK, where we have EUR 11,000 million of assets under management, is advancing according to plan. Excellent performance of structured products, particularly in the retail network, with net flows more than double those of 2006.
The mutual funds in the main Latin American countries performed well. The total volume of EUR 36,000 million was 37.7% higher than in September 2006 excluding the impact of exchange rates. In Brazil, with EUR 21,000 million under management (+46% y-o-y in local currency), the new multi-market products for retail and high income segments were well received. Mexico (+25% in local currency) and Chile (+41% in local currency) also performed well. Of note in Chile was the significant improvement in the average fee because of the better product mix.
Santander Asset Management maintained its strong presence in alternative management products (more than EUR 11,000 million). Of note here were:
•	The solid growth of Optimal in international business both in terms of the managed volume (+16% y-o-y excluding the exchange rate) and the performance.
•
In real estate funds, where we are the clear leader in Spain (market share of 47% according to Inverco), new measures were taken to broaden the range of products (basically aimed at European real estate markets) and increase the management capacity of investment companies for private banking clients in Spain.

•	In venture capital funds, Santander Private Equity manages over EUR 300 million. A new infrastructure fund was launched.
Asset Management and Insurance. Results

	Gross operating		Net operating		Profit before
	income		income		taxes
Million euros	9M’ 07	Var. (%)	9M’ 07	Var. (%)	9M’ 07	Var. (%)

Mutual funds	282	5.1	175	11.9	174	11.7
Pension funds	247	12.8	136	12.4	131	8.2
Insurance	318	34.1	263	34.9	242	28.3
Total Asset Management and Insurance	847	16.9	573	21.6	546	17.5
48 January-September 2007

Information by secondary segments
In the Latin American pension business, the Group reached an agreement to sell its fund management companies (AFPs) in Mexico, Chile, Colombia and Uruguay. Negotiations to also sell this business in Argentina were in an advanced stage at the end of September. The sales are expected to be completed by the end of the year.
Insurance
Global insurance business generated gross operating income (fees and revenues) of EUR 1,416 million (+32.2% y-o-y), 6.9% of the operating areas’ total. Its total contribution to the Group’s results, the sum of profit before tax of the insurance companies and brokers (EUR 242 million) and fees received by networks, was EUR 1,312 million (+31.2% y-o-y).
Santander Insurance continued to lay the foundations for installing the global business model in all the Group’s insurance units, all of which in their respective geographic areas performed well.
Continental Europe, which accounts for 57% of the total contribution, registered strong growth in all its units. Spain increased its contribution to EUR 384 million (+47.6% y-o-y), due to its expanded and improved range of products combined with intensive marketing. New products performed well, especially insurance-savings in the Santander Branch Network, and extending coverage of death, incapacity and unemployment to products that do not include it such as direct deposit of payroll cheques and direct debits. Premium income rose strongly (to around EUR 2,500 million).
In Portugal insurance linked to loans and capitalisation-savings products grew strongly. The total contribution to the Group was 34.3% higher year-on-year at EUR 77 million.
Santander Consumer Finance kept up a strong pace of growth in credit-linked insurance. Its contribution increased 21.5% to EUR 289 million.
The UK’s total contribution was EUR 230 million, 5.7% more than in the first nine months of 2006 in sterling on a like-for-like basis. The product mix was better and there was a larger contribution from the distribution of general insurance and life-protection products. The distribution agreements reached after selling the former life assurance business are enabling Abbey to relaunch its selling capacity in life products (now developed by Resolution).
Latin America generated EUR 328 million (+43.6% y-o-y in local currency), 25% of the total contribution. The drive in marketing products via branch networks and other channels such as telemarketing, together with development of streamlined and transparent life-risk products, increased the contribution from the main countries (high double digit growth). Of note was Brazil, whose contribution was 45.6% higher in local currency thanks to the sale of more products and development of the telephone channel.

ASSET MANAGEMENT AND INSURANCE
NET OPERATING INCOME PROFIT BEFORE TAXES
Million euros Million euros
573 546
472 +21.6% 465 +17.5%
9M’ 06 9M’ 07 9M’ 06 9M’ 07

ASSET MANAGEMENT AND INSURANCE
TOTAL GROUP REVENUES
Million euros
3,001 +17%
Total 2,565
1,416
Insurance fees + +32% insurance activity
-9% 273
Pension funds
1,177
Mutual funds +10%
9M’ 06 9M’ 07

January-September 2007 49

Corporate Social Responsibility
Santander Universities
Santander has 575 cooperation agreements with universities in Spain, Portugal and nine Latin American countries. Agreements were signed during the third quarter with three UK universities: University College, London; Cass Business School and London School of Economics. The Chairman of Banco Santander, together with the rectors of the Complutense and Alcalá de Henares universities, signed agreements in Moscow with the Financial Academy (attached to the Russian government) and the State University of International Relations.
Banco Santander continues to invest in the mobility of students and teachers as a key element for developing quality higher education. As well as the 10,160 scholarships financed in 2006, this year, marking Santander’s 150th anniversary, a special programme was created with 1,500 new travel scholarships, 500 of them for Spanish university students. In Chile, 150 travel scholarships for postgraduate studies and improving English were announced. In Colombia, scholarships were allocated to 50 children in Cali covering the full cost of their studies.
Santander’s Latin America division, and the Carolina Foundation held in Cartagena de Indias, Colombia, the first International Meeting of Leader Scholarships. More than 200 students from 21 Latin American countries with scholarships from the last four announcements discussed with lecturers the management of social change in their countries, human development and the region’s future.
Other activities during the third quarter included:
•
Banco Santander’s cooperation agreement with the universities of Deusto, A Coruña, Murcia and Castile-La Mancha, was renewed. Under it, students and teachers have travelled, joint Chairs have been created and projects to encourage links between companies and researchers and sustainable development have been developed, including the installation of a solar energy plant at the University of Murcia.

•
The Camilo José Cela University and Banco Santander launched the Federico Mayor Zaragoza Culture of Peace Chair, whose advisory board will be chaired by the former director general of UNESCO and the current chairman of the Culture of Peace Foundation.

•
A workshop was organised in Puerto Rico at which the services and advantages of the Intelligent University Card were presented to representatives from five universities. So far 2,872,670 cards have been issued in 179 universities offering all types of services, including electronic signature, discounts in stories, administrative procedures, consultations and access to installations.

Universia
Universia is the world’s largest university cooperation network, involving 1,059 universities in 11 countries. There are currently 5 million users a month. The Universia employment portal has the CVs of 260,309 students and 18,320 companies offering jobs. So far this year, these companies have offered 104,712 jobs in Universia’s various portals.
Social Action and Volunteering
During the third quarter, Grupo Santander’s various units continued to develop social actions.
•
Coinciding with the Formula 1 Grand Prize in the UK, sponsored by Santander, drivers from different teams participated in a project developed by Abbey in Great Ormond Street Hospital. The drivers visited children in the hospital.

•	Abbey employees participated in various projects with charities.
•
The Risks Division in Spain, for the second year running, delivered the funds collected during its annual convention to the NGO Save the Children. They will be used to finance education projects for children who have been the victims of Africa’s wars.

•	In conjunction with the Junior Achievement Foundation, 24 employees at Ciudad Grupo Santander gave courses to foment the entrepreneurial spirit of students at two schools in Boadilla del Monte.
The environment
The campaign to recycle used books was held in Puerto Rico for the fifth year running. Under the slogan “Comparte la llama de saber”, the Bank made its 61 branches available to customers and the public in general so that they could leave books.
The “La Aventura del Papel” programme, between Banco de Venezuela and the El Tiempo newspaper, promoted the recovery and recycling of paper among 17,000 students through various special days when environmental values and the need to preserve eco systems were disseminated.
50 January-September 2007

Corporate Goverance
On July 27, 2007 Banco Santander held an extraordinary Shareholders’ Meeting which was attended, directly and through representations, by 149,900 shareholders with 2,924,654,294 shares (46.762% of the Bank’s capital). Members of the Board at the meeting held 23,393,047 shares and represented another 1,854,859,293 shares (30.031% of the capital).
This Meeting, which was called to discuss the acquisition of ABN Amro, comfortably approved the measures proposed by the Board to partly finance the operation. Authorisation was given to increase the capital, with two effects: a preferential subscription rights and an issue of bonds that will be converted into shares in the Bank. The capital increase proposal was approved by 96.427% of votes.
On July 3 and August 13, respectively, the changes agreed by the AGM of June 23 to the Board’s Regulations and to the corporate by-laws were inscribed in the Mercantile Registry, including the change in the company name to Banco Santander, S.A.
On July 2, 2007 the so-called 20-F Report was registered with the US Securities and Exchange Commission which assessed, for the first time, the effectiveness of internal controls for drawing up the Group’s financial information at December 31, 2006, in accordance with Section 404 of the Sarbanes-Oxley Act. Internal control of the Group’s financial reports is a process designed to provide the necessary guarantees for drawing up consolidated financial statements for external use, in line with the generally accepted accounting principles applied to the Group.
Meanwhile, preparatory work went ahead for the coming into force on November 1, 2007, of the Markets in Financial Instruments Directive (MiFID) which affects the people and entities operating in the financial markets. The MiFID aims to not only create a single market for homogeneous provision of financial services in the European Union, but also provide greater customer protection through rules of conduct that institutions must observe.
The quarter ended with the Spanish Association of Retail Shareholders of Listed Companies (AEMEC) awarding the Bank its Good Corporate Governance prize.
January-September 2007 51

Investor Relations
Ciudad Grupo Santander
Edificio Pereda, 1st floor
Avda de Cantabria, s/n
28660 Boadilla del Monte
Madrid (Spain)
Tel: 34 (91) 259 65 14 / 34 (91) 259 65 20
Fax: 34 (91) 257 02 45
e-mail: investor@gruposantander.com

Legal Head Office:
Paseo Pereda, 9-12. Santander (Spain)
Teléfono: 34 (942) 20 61 00
Operational Head Office:
Ciudad Grupo Santander.
Avda. de Cantabria, s/n 28660 Boadilla del Monte. Madrid (Spain)

Santander 150 YEARS

www.santander.com

Item 4
Key consolidated data

			Variation
	9M ’07	9M ’06	Amount	%	2006
Balance sheet (million euros)
Total assets	886,668	798,540	88,129	11.0	833,873
Customer loans	551,215	496,993	54,222	10.9	523,346
Customer funds under management	806,487	715,265	91,222	12.8	739,223
Shareholders’ equity	45,013	40,109	4,903	12.2	40,062
Total managed funds	1,066,055	961,093	104,962	10.9	1,000,996

Income statement (million euros)
Net interest income (w/o dividends)	11,020	8,884	2,137	24.1	12,084
Commercial revenue	18,106	15,166	2,940	19.4	20,436
Gross operating income	20,253	16,708	3,545	21.2	22,615
Net operating income	11,103	8,454	2,649	31.3	11,369
Net profit from ordinary activity	6,417	5,057	1,360	26.9	6,790
Attributable profit to the Group	6,572	4,947	1,624	32.8	7,596

EPS, profitability and efficiency (%)
EPS (euro)	1.0534	0.7917			1.2157
Diluted EPS (euro)	1.0485	0.7883			1.2091
ROE	22.10	18.61			21.39
ROA	1.07	0.89			1.00
RORWA	1.91	1.64			1.83
Efficiency ratio	44.04	48.27			48.53

Capital and NPL ratios (%)
BIS ratio	12.79	12.54			12.49
Tier I	7.78	7.49			7.42
NPL ratio	0.89	0.83			0.78
NPL coverage	158.12	185.70			187.23

Market capitalisation and shares
Shares outstanding (millions at period-end)	6,254	6,254			6,254
Share price (euros)	13.63	12.47			14.14
Market capitalisation (million euros)	85,246	77,991			88,436
Book value (euro)	7.20	6.41			6.41
Price / Book value (X)	1.89	1.94			2.21

Other data
Shareholders (number)	2,332,429	2,350,276			2,310,846
Number of employees	137,664	128,719			129,749
Continental Europe	47,603	44,374			44,216
United Kingdom (Abbey)	16,855	17,439			17,146
Latin America	71,592	65,363			66,889
Financial management and equity stakes	1,614	1,543			1,498
Number of branches	11,217	10,583			10,852
Continental Europe	5,939	5,629			5,772
United Kingdom (Abbey)	705	712			712
Latin America	4,573	4,242			4,368

Information over profit excluding extraordinary capital gains and writedowns
Attributable profit to the Group (w/o capital gains)	6,006	4,947	1,058	21.4	6,582
EPS (w/o capital gains) (euro)	0.9626	0.7917			1.0534
Diluted EPS (w/o capital gains) (euro)	0.9582	0.7883			1.0477
ROE (w/o capital gains)	20.20	18.61			18.54
ROA (w/o capital gains)	0.99	0.89			0.88
RORWA (w/o capital gains)	1.76	1.64			1.60
P/E ratio (X) (w/o capital gains)	10.62	11.81			13.42
Note: The financial information in this report has not been audited, but it was approved by the Board at its meeting on October 17, 2007, following a favourable report from the Audit and Compliance Committee on October 16, 2007. The Committee verified that the information for the quarter was based on the same principles and practices as those used to draw up the annual financial statements.

Income statement
Million euros

			Variation
	9M ’07	9M ’06	Amount	%

Net interest income (w/o dividends)	11,020	8,884	2,137	24.1
Dividends	357	335	22	6.7

Net interest income	11,378	9,219	2,159	23.4

Income from companies accounted for by the equity method	248	386	(137)	(35.6)
Net fees	6,173	5,342	830	15.5
Insurance activity	308	219	88	40.3

Commercial revenue	18,106	15,166	2,940	19.4

Gains (losses) on financial transactions	2,147	1,542	605	39.2

Gross operating income	20,253	16,708	3,545	21.2

Income from non-financial services	110	90	20	21.9
Non-financial expenses	(56)	(46)	(10)	20.6
Other operating income	(112)	(64)	(49)	76.2
Operating expenses	(9,092)	(8,235)	(857)	10.4
General administrative expenses	(8,132)	(7,393)	(739)	10.0
Personnel	(4,822)	(4,437)	(385)	8.7
Other administrative expenses	(3,310)	(2,956)	(353)	11.9
Depreciation and amortisation	(960)	(841)	(119)	14.1

Net operating income	11,103	8,454	2,649	31.3

Impairment loss on assets	(2,443)	(1,842)	(601)	32.6
Loans	(2,401)	(1,792)	(609)	34.0
Goodwill	—	(5)	5	(100.0)
Other assets	(42)	(46)	3	(7.6)
Other income	(412)	(15)	(397)	—

Profit before taxes (w/o capital gains)	8,248	6,596	1,652	25.0

Tax on profit	(1,830)	(1,539)	(292)	18.9

Net profit from ordinary activity	6,417	5,057	1,360	26.9

Net profit from discontinued operations	—	329	(329)	(100.0)

Net consolidated profit (w/o capital gains)	6,417	5,386	1,031	19.1

Minority interests	412	439	(27)	(6.2)

Attributable profit to the Group (w/o capital gains)	6,006	4,947	1,058	21.4

Extraordinary capital-gains	566	—	566	—

Attributable profit to the Group	6,572	4,947	1,624	32.8

Pro memoria:
Average total assets	868,249	809,749	58,500	7.2
Average shareholders’ equity	39,651	35,441	4,209	11.9

Quarterly
Million euros

	Q1 ’06	Q2 ’06	Q3 ’06	Q4 ’06	Q1 ’07	Q2 ’07	Q3 ’07

Net interest income (w/o dividends)	2,883	2,921	3,079	3,200	3,460	3,672	3,887
Dividends	50	187	98	69	48	236	74

Net interest income	2,933	3,109	3,177	3,269	3,509	3,908	3,961

Income from companies accounted for by the equity method	131	110	145	41	60	100	89
Net fees	1,738	1,756	1,848	1,881	2,087	2,067	2,019
Insurance activity	66	81	72	79	95	94	119

Commercial revenue	4,867	5,056	5,242	5,270	5,751	6,168	6,187

Gains (losses) on financial transactions	408	508	626	637	492	796	859

Gross operating income	5,276	5,565	5,868	5,907	6,243	6,964	7,046

Income from non-financial services	38	10	43	28	34	43	33
Non-financial expenses	(15)	(17)	(14)	(24)	(18)	(22)	(15)
Other operating income	(21)	(19)	(24)	(56)	(34)	(36)	(42)
Operating expenses	(2,744)	(2,706)	(2,785)	(2,941)	(2,950)	(3,030)	(3,112)
General administrative expenses	(2,464)	(2,429)	(2,500)	(2,632)	(2,642)	(2,714)	(2,776)
Personnel	(1,483)	(1,466)	(1,488)	(1,567)	(1,551)	(1,618)	(1,653)
Other administrative expenses	(981)	(963)	(1,012)	(1,065)	(1,092)	(1,096)	(1,122)
Depreciation and amortisation	(280)	(276)	(285)	(310)	(308)	(316)	(336)

Net operating income	2,533	2,833	3,088	2,915	3,275	3,918	3,910

Impairment loss on assets	(512)	(621)	(710)	(708)	(683)	(862)	(898)
Loans	(501)	(599)	(692)	(675)	(670)	(841)	(890)
Goodwill	—	(5)	—	(8)	—	—	—
Other assets	(11)	(17)	(18)	(25)	(13)	(22)	(8)
Other income	(12)	23	(26)	(26)	(90)	(164)	(159)

Profit before taxes (w/o capital gains)	2,009	2,235	2,352	2,180	2,503	2,892	2,853

Tax on profit	(433)	(458)	(647)	(448)	(576)	(658)	(597)

Net profit from ordinary activity	1,576	1,776	1,705	1,733	1,927	2,233	2,257

Net profit from discontinued operations	79	115	135	25	—	—	—

Net consolidated profit (w/o capital gains)	1,655	1,891	1,840	1,758	1,927	2,233	2,257

Minority interests	162	169	109	123	125	143	143

Attributable profit to the Group (w/o capital gains)	1,493	1,723	1,731	1,635	1,802	2,090	2,113

Net extraordinary gains and allowances	—	—	—	1,014	—	566	—

Attributable profit to the Group	1,493	1,723	1,731	2,649	1,802	2,656	2,113

Exchange rates: 1 euro / currency parity

	Average (income statement)		Period-end (balance sheet)
	9M ’07	9M ’06	30.09.07	31.12.06	30.09.06

US$	1.3438	1.2432	1.4179	1.3170	1.2660
Pound sterling	0.6764	0.6846	0.6968	0.6715	0.6777
Brazilian real	2.6868	2.7139	2.6068	2.8118	2.7517
New Mexican peso	14.7138	13.5431	15.4828	14.2881	13.9132
Chilean peso	710.7220	660.0224	725.8230	700.3148	680.2851
Venezuelan bolivar	2,885.2535	2,669.4429	3,044.6567	2,827.9941	2,718.4818
Argentine peso	4.2093	3.8385	4.5320	4.0679	3.9515

Net fees and insurance business
Million euros

			Variation
	9M ’07	9M ’06	Amount	%

Commissions for services	2,715	2,418	298	12.3
Credit and debit cards	612	489	124	25.3
Account management	431	410	21	5.0
Commercial bills	165	171	(6)	(3.4)
Guarantees and other contingent liabilities	260	228	32	14.0
Other transactions	1,247	1,120	128	11.4
Mutual & pension funds	1,585	1,493	92	6.1
Securities services	763	579	184	31.8
Insurance	1,109	852	257	30.1

Net fees	6,173	5,342	830	15.5

Insurance activity	308	219	88	40.3

Net fees and insurance business	6,480	5,561	919	16.5

Operating expenses
Million euros

			Variation
	9M ’07	9M ’06	Amount	%

Personnel expenses	4,822	4,437	385	8.7
General expenses	3,310	2,956	353	11.9
Information technology	376	299	78	26.0
Communications	320	249	71	28.4
Advertising	422	338	84	24.9
Buildings and premises	636	642	(6)	(0.9)
Printed and office material	107	89	18	20.6
Taxes (other than profit tax)	201	175	26	14.8
Other expenses	1,247	1,165	82	7.0

Personnel and general expenses	8,132	7,393	739	10.0

Depreciation and amortisation	960	841	119	14.1

Total operating expenses	9,092	8,235	857	10.4

Net loan-loss provisions
Million euros

			Variation
	9M ’07	9M ’06	Amount	%

Non performing loans	2,894	2,296	598	26.1
Country-risk	(16)	(109)	93	(85.3)
Recovery of written-off assets	(477)	(395)	(82)	20.9

Total	2,401	1,792	609	34.0

Balance sheet
Million euros

			Variation
	30.09.07	30.09.06	Amount	%	31.12.06
Assets
Cash on hand and deposits at central banks	19,339	12,263	7,076	57.7	13,835
Trading portfolio	164,040	155,051	8,990	5.8	170,423
Debt securities	74,949	73,420	1,530	2.1	76,737
Loans and credits	24,409	27,532	(3,123)	(11.3)	30,583
Equities	10,309	11,298	(989)	(8.8)	13,491
Other	54,373	42,801	11,572	27.0	49,612
Other financial assets at fair value	42,359	14,528	27,830	191.6	15,371
Loans and credits	7,891	7,340	551	7.5	7,973
Other	34,467	7,188	27,279	379.5	7,398
Available-for-sale financial assets	40,631	40,777	(146)	(0.4)	38,698
Debt securities	32,039	33,394	(1,355)	(4.1)	32,727
Equities	8,592	7,383	1,209	16.4	5,971
Loans	565,594	519,124	46,470	9.0	544,049
Deposits at credit institutions	31,833	44,659	(12,826)	(28.7)	45,361
Loans and credits	518,915	462,121	56,794	12.3	484,790
Other	14,847	12,344	2,502	20.3	13,897
Investments	4,892	5,371	(480)	(8.9)	5,006
Intangible assets and property and equipment	13,318	12,816	502	3.9	12,555
Goodwill	14,262	14,184	79	0.6	14,513
Other	22,234	24,426	(2,192)	(9.0)	19,423

Total assets	886,668	798,540	88,129	11.0	833,873

Liabilities and shareholders’ equity
Trading portfolio	117,746	118,970	(1,224)	(1.0)	123,996
Customer deposits	25,164	16,956	8,208	48.4	16,572
Marketable debt securities	18,109	22,115	(4,006)	(18.1)	17,522
Other	74,473	79,900	(5,426)	(6.8)	89,902
Other financial liabilities at fair value	37,131	12,893	24,238	188.0	12,411
Customer deposits	8,088	266	7,822	—	273
Marketable debt securities	10,802	12,628	(1,825)	(14.5)	12,138
Other	18,241	—	18,241	—	—
Financial liabilities at amortized cost	634,543	578,224	56,319	9.7	605,303
Due to central banks and credit institutions	61,375	68,056	(6,681)	(9.8)	73,345
Customer deposits	315,057	308,302	6,755	2.2	314,377
Marketable debt securities	209,052	155,913	53,139	34.1	174,409
Subordinated debt	31,918	31,154	763	2.5	30,423
Other financial liabilities	17,141	14,798	2,343	15.8	12,749
Insurance liabilities	13,255	9,743	3,512	36.0	10,704
Provisions	16,706	18,693	(1,987)	(10.6)	19,227
Other liability accounts	18,404	12,599	5,805	46.1	14,491
Preferred securities	558	1,183	(625)	(52.8)	668
Minority interests	2,332	2,457	(126)	(5.1)	2,221
Equity adjustments by valuation	980	3,668	(2,688)	(73.3)	2,871
Capital stock	3,127	3,127	—	—	3,127
Reserves	36,852	32,704	4,148	12.7	32,595
Attributable profit to the Group	6,572	4,947	1,624	32.8	7,596
Less: dividends	(1,538)	(669)	(869)	130.0	(1,337)

Total liabilities and shareholders’ equity	886,668	798,540	88,129	11.0	833,873

Balance sheet
Million euros

	31.03.06	30.06.06	30.09.06	31.12.06	31.03.07	30.06.07	30.09.07

Assets
Cash on hand and deposits at central banks	12,089	15,614	12,263	13,835	15,001	20,386	19,339
Trading portfolio	153,965	162,883	155,051	170,423	164,849	182,319	164,040
Debt securities	75,559	79,018	73,420	76,737	73,040	76,490	74,949
Loans and credits	28,746	32,409	27,532	30,583	32,668	32,994	24,409
Equities	10,676	10,104	11,298	13,491	11,253	12,481	10,309
Other	38,984	41,352	42,801	49,612	47,887	60,354	54,373
Other financial assets at fair value	47,269	46,459	14,528	15,371	15,625	29,327	42,359
Loans and credits	6,446	6,706	7,340	7,973	8,002	8,257	7,891
Other	40,823	39,753	7,188	7,398	7,623	21,070	34,467
Available-for-sale financial assets	73,025	37,872	40,777	38,698	34,071	40,504	40,631
Debt securities	66,432	31,227	33,394	32,727	25,842	32,258	32,039
Equities	6,594	6,645	7,383	5,971	8,228	8,246	8,592
Loans	472,658	496,787	519,124	544,049	561,544	558,916	565,594
Deposits at credit institutions	46,440	48,789	44,659	45,361	58,057	32,368	31,833
Loans and credits	416,205	437,477	462,121	484,790	490,141	511,434	518,915
Other	10,012	10,521	12,344	13,897	13,346	15,113	14,847
Investments	3,076	5,378	5,371	5,006	4,912	4,949	4,892
Intangible assets and property and equipment	12,162	12,272	12,816	12,555	12,687	13,048	13,318
Goodwill	14,025	13,959	14,184	14,513	14,373	14,489	14,262
Other	26,470	26,874	24,426	19,423	21,178	21,664	22,234

Total assets	814,738	818,096	798,540	833,873	844,240	885,603	886,668

Liabilities and shareholders’ equity
Trading portfolio	112,684	118,934	118,970	123,996	126,017	126,002	117,746
Customer deposits	13,430	14,135	16,956	16,572	14,306	15,347	25,164
Marketable debt securities	17,247	20,672	22,115	17,522	22,478	19,243	18,109
Other	82,007	84,127	79,900	89,902	89,233	91,412	74,473
Other financial liabilities at fair value	13,314	12,713	12,893	12,411	12,513	39,206	37,131
Customer deposits	261	246	266	273	250	9,825	8,088
Marketable debt securities	13,052	12,467	12,628	12,138	12,263	11,103	10,802
Other	—	—	—	—	—	18,279	18,241
Financial liabilities at amortized cost	569,114	568,296	578,224	605,303	614,256	622,764	634,543
Due to central banks and credit institutions	105,255	91,614	68,056	73,345	61,073	52,185	61,375
Customer deposits	290,563	291,400	308,302	314,377	312,555	308,806	315,057
Marketable debt securities	130,401	139,183	155,913	174,409	187,699	208,803	209,052
Subordinated debt	28,984	30,240	31,154	30,423	33,355	31,828	31,918
Other financial liabilities	13,911	15,859	14,798	12,749	19,574	21,142	17,141
Insurance liabilities	44,569	42,487	9,743	10,704	12,030	12,902	13,255
Provisions	19,535	18,861	18,693	19,227	17,597	17,208	16,706
Other liability accounts	10,800	11,833	12,599	14,491	14,651	18,710	18,404
Preferred securities	1,293	1,257	1,183	668	670	664	558
Minority interests	2,944	2,898	2,457	2,221	2,055	2,304	2,332
Equity adjustments by valuation	3,191	2,406	3,668	2,871	2,384	1,886	980
Capital stock	3,127	3,127	3,127	3,127	3,127	3,127	3,127
Reserves	35,279	32,737	32,704	32,595	40,393	37,139	36,852
Attributable profit to the Group	1,493	3,216	4,947	7,596	1,802	4,458	6,572
Less: dividends	(2,605)	(669)	(669)	(1,337)	(3,256)	(769)	(1,538)

Total liabilities and shareholders’ equity	814,738	818,096	798,540	833,873	844,240	885,603	886,668

Customer loans
Million euros

			Variation
	30.09.07	30.09.06	Amount	%	31.12.06

Public sector	5,213	5,419	(206)	(3.8)	5,329
Other residents	218,672	188,710	29,961	15.9	199,994
Commercial bills	17,114	16,055	1,059	6.6	17,276
Secured loans	120,750	100,228	20,522	20.5	110,863
Other loans	80,807	72,427	8,380	11.6	71,854
Non-resident sector	335,892	311,026	24,866	8.0	326,187
Secured loans	201,795	186,849	14,946	8.0	191,724
Other loans	134,097	124,177	9,920	8.0	134,463

Gross loans and credits	559,776	505,156	54,621	10.8	531,509

Loan-loss allowances	8,561	8,163	399	4.9	8,163

Net loans and credits	551,215	496,993	54,222	10.9	523,346

Pro memoria: Doubtful loans	5,669	4,638	1,032	22.2	4,613
Public sector	2	18	(17)	(91.3)	18
Other residents	1,512	1,175	337	28.7	1,212
Non-resident sector	4,156	3,445	711	20.6	3,383

Customer loans
Million euros

	31.03.06	30.06.06	30.09.06	31.12.06	31.03.07	30.06.07	30.09.07

Public sector	5,465	5,628	5,419	5,329	5,604	5,640	5,213
Other residents	162,722	175,294	188,710	199,994	204,943	213,526	218,672
Commercial bills	14,372	14,911	16,055	17,276	16,173	17,423	17,114
Secured loans	89,385	96,576	100,228	110,863	114,888	118,639	120,750
Other loans	58,964	63,806	72,427	71,854	73,882	77,464	80,807
Non-resident sector	290,952	303,520	311,026	326,187	328,561	342,129	335,892
Secured loans	175,682	179,598	186,849	191,724	192,452	198,927	201,795
Other loans	115,270	123,922	124,177	134,463	136,109	143,201	134,097

Gross loans and credits	459,139	484,442	505,156	531,509	539,108	561,295	559,776

Loan-loss allowances	7,742	7,852	8,163	8,163	8,297	8,610	8,561

Net loans and credits	451,397	476,591	496,993	523,346	530,811	552,686	551,215

Pro memoria: Doubtful loans	4,362	4,470	4,638	4,613	4,910	5,320	5,669
Public sector	7	19	18	18	1	1	2
Other residents	1,033	1,096	1,175	1,212	1,264	1,374	1,512
Non-resident sector	3,321	3,355	3,445	3,383	3,646	3,945	4,156

Credit risk management (*)
Million euros

			Variation
	30.09.07	30.09.06	Amount		%	31.12.06

Non-performing loans	5,738	4,647	1,091		23.5	4,608
NPL ratio (%)	0.89	0.83	0.06 p.			0.78
Loan-loss allowances	9,073	8,629	444		5.2	8,627
Specific	3,128	3,131	(3)		(0.1)	2,960
General-purpose	5,945	5,498	448		8.1	5,667
NPL coverage (%)	158.12	185.70	(27.58 p.	)		187.23
Credit cost (%) **	0.43	0.29	0.14 p.			0.32
Ordinary non-performing and doubtful loans ***	4,059	3,302	757		22.9	3,243
NPL ratio (%) ***	0.63	0.59	0.04 p.			0.55
NPL coverage (%) ***	223.53	261.35	(37.82 p.	)		266.00

(*)	Excluding country-risk

(**)	Net specific allowance / computable assets

(***)	Excluding mortgage guarantees
Note: NPL ratio: Non-performing loans / computable assets

Credit risk management (*)

	31.03.06	30.06.06	30.09.06	31.12.06	31.03.07	30.06.07	30.09.07

Non-performing loans	4,370	4,489	4,647	4,608	4,936	5,354	5,738
NPL ratio (%)	0.86	0.83	0.83	0.78	0.82	0.83	0.89
Loan-loss allowances	8,075	8,335	8,629	8,627	8,722	9,056	9,073
Specific	3,148	3,139	3,131	2,960	2,944	3,136	3,128
General-purpose	4,927	5,197	5,498	5,667	5,778	5,920	5,945
NPL coverage (%)	184.80	185.69	185.70	187.23	176.70	169.16	158.12
Credit cost (%) **	0.23	0.27	0.29	0.32	0.34	0.37	0.43

(*)	Excluding country-risk

(**)	Net specific allowance / computable assets
Non-performing loans by quarter
Million euros

	Q1 06	Q2 ’06	Q3 ’06	Q4 ’06	Q1 ’07	Q2 ’07	Q3 ’07
Balance at beginning of period	4,342	4,370	4,489	4,647	4,608	4,936	5,354
+ Net additions	509	569	718	841	1,058	1,047	1,256
- Write-offs	(480)	(450)	(560)	(880)	(729)	(629)	(872)

Balance at period-end	4,370	4,489	4,647	4,608	4,936	5,354	5,738

Customer funds under management
Million euros

			Variation
	30.09.07	30.09.06	Amount	%	31.12.06

Public sector	14,257	13,956	302	2.2	15,266
Other residents	101,914	93,532	8,382	9.0	94,750
Demand deposits	55,900	53,706	2,193	4.1	55,050
Time deposits	28,497	23,216	5,281	22.7	24,670
REPOs	17,517	16,609	908	5.5	15,030
Non-resident sector	232,138	218,036	14,102	6.5	221,206
Demand deposits	121,131	117,766	3,365	2.9	119,861
Time deposits	76,410	76,312	98	0.1	72,258
REPOs	32,160	21,680	10,480	48.3	26,343
Public Sector	2,437	2,278	159	7.0	2,744

Customer deposits	348,309	325,524	22,785	7.0	331,223

Debt securities	237,963	190,655	47,308	24.8	204,069
Subordinated debt	31,918	31,154	763	2.5	30,423

On-balance-sheet customer funds	618,190	547,333	70,857	12.9	565,715

Mutual funds	128,190	117,102	11,088	9.5	119,838
Pension funds	30,707	27,442	3,265	11.9	29,450
Managed portfolios	20,489	18,009	2,480	13.8	17,835
Savings-insurance policies	8,910	5,378	3,532	65.7	6,385

Other customer funds under management	188,297	167,932	20,365	12.1	173,509

Customer funds under management	806,487	715,265	91,222	12.8	739,223

Mutual funds
Million euros

			Variation
	30.09.07	30.09.06	Amount	%	31.12.06

Spain	75,125	78,253	(3,127)	(4.0)	77,526
Portugal	6,039	6,006	33	0.6	6,040
United Kingdom (Abbey)	10,923	6,276	4,647	74.0	8,307
Latin America	36,103	26,567	9,535	35.9	27,965

Total	128,190	117,102	11,088	9.5	119,838

Pension funds
Million euros

			Variation
	30.09.07	30.09.06	Amount	%	31.12.06

Spain	10,116	9,201	915	9.9	9,950
Portugal	1,450	1,380	70	5.1	1,448
Latin America	19,141	16,861	2,280	13.5	18,052

Total	30,707	27,442	3,265	11.9	29,450

Customer funds under management
Million euros

	31.03.06	30.06.06	30.09.06	31.12.06	31.03.07	30.06.07	30.09.07

Public sector	15,121	11,156	13,956	15,266	16,012	12,509	14,257
Other residents	83,179	87,421	93,532	94,750	92,958	96,497	101,914
Demand deposits	49,120	52,008	53,706	55,050	52,000	53,284	55,900
Time deposits	18,460	20,194	23,216	24,670	26,013	26,973	28,497
REPOs	15,600	15,219	16,609	15,030	14,945	16,241	17,517
Non-resident sector	205,954	207,205	218,036	221,206	218,140	224,971	232,138
Demand deposits	115,499	116,192	117,766	119,861	118,573	121,699	121,131
Time deposits	71,255	70,939	76,312	72,258	71,171	73,479	76,410
REPOs	16,365	17,405	21,680	26,343	26,377	27,675	32,160
Public Sector	2,835	2,669	2,278	2,744	2,021	2,117	2,437

Customer deposits	304,255	305,782	325,524	331,223	327,111	333,977	348,309

Debt securities	160,700	172,323	190,655	204,069	222,441	239,149	237,963
Subordinated debt	28,984	30,240	31,154	30,423	33,355	31,828	31,918

On-balance-sheet customer funds	493,938	508,344	547,333	565,715	582,907	604,954	618,190

Mutual funds	114,174	113,618	117,102	119,838	131,147	133,774	128,190
Pension funds	29,190	27,709	27,442	29,450	29,996	31,629	30,707
Managed portfolios	16,781	17,088	18,009	17,835	19,245	20,809	20,489
Savings-insurance policies	14,632	15,377	5,378	6,385	7,383	8,520	8,910

Other customer funds under management	174,776	173,791	167,932	173,509	187,772	194,731	188,297

Customer funds under management	668,715	682,135	715,265	739,223	770,679	799,685	806,487

Mutual funds
Million euros

	31.03.06	30.06.06	30.09.06	31.12.06	31.03.07	30.06.07	30.09.07

Spain	77,463	76,677	78,253	77,526	78,854	78,934	75,125
Portugal	5,922	5,940	6,006	6,040	6,160	6,333	6,039
United Kingdom (Abbey)	5,904	6,638	6,276	8,307	13,640	12,980	10,923
Latin America	24,885	24,363	26,567	27,965	32,494	35,526	36,103

Total	114,174	113,618	117,102	119,838	131,147	133,774	128,190

Pension funds
Million euros

	31.03.06	30.06.06	30.09.06	31.12.06	31.03.07	30.06.07	30.09.07

Spain	9,047	8,887	9,201	9,950	9,980	10,118	10,116
Portugal	1,032	1,373	1,380	1,448	1,453	1,472	1,450
Latin America	19,110	17,449	16,861	18,052	18,564	20,039	19,141

Total	29,190	27,709	27,442	29,450	29,996	31,629	30,707

Shareholders’ equity and minority interests
Million euros

			Variation
	30.09.07	30.09.06	Amount	%	31.12.06

Capital stock	3,127	3,127	—	—	3,127
Additional paid-in surplus	20,370	20,370	—	—	20,370
Reserves	16,689	12,355	4,333	35.1	12,352
Treasury stock	(207)	(22)	(185)	847.7	(127)

On-balance-sheet shareholders’ equity	39,979	35,831	4,148	11.6	35,722

Attributable profit	6,572	4,947	1,624	32.8	7,596
Interim dividend distributed	(769)	(669)	(100)	15.0	(1,337)

Shareholders’ equity at period-end	45,782	40,109	5,672	14.1	41,981

Interim dividend not distributed	(769)	—	(769)	—	(1,919)

Shareholders’ equity	45,013	40,109	4,903	12.2	40,062

Valuation adjustments	980	3,668	(2,688)	(73.3)	2,871
Minority interests	2,332	2,457	(126)	(5.1)	2,221
Preferred securities	558	1,183	(625)	(52.8)	668
Preferred securities in subordinated debt	7,320	6,427	893	13.9	6,837

Shareholders’ equity and minority interests	56,203	53,845	2,358	4.4	52,658

Computable capital and BIS ratio
Million euros

			Variation
	30.09.07	30.09.06	Amount	%	31.12.06

Computable basic capital	38,713	34,232	4,481	13.1	35,539
Computable supplementary capital	24,942	23,057	1,885	8.2	24,237

Computable capital	63,655	57,289	6,366	11.1	59,776

Risk-weighted assets	497,645	456,745	40,900	9.0	478,733

BIS ratio	12.79	12.54	0.25		12.49
Tier 1	7.78	7.49	0.29		7.42
Core capital	6.24	5.88	0.36		5.91
Shareholders’ equity surplus	23,843	20,749	3,094	14.9	21,478

Statement of changes in consolidated shareholders’ equity
Million euros

	9M ’07	9M ’06

Available-for-sale financial assets	(1,135)	982
Other financial liabilities at fair value	—	—
Cash flow hedges	(101)	(23)
Hedges of net investments in businesses abroad	322	94
Exchange differences	(976)	(462)
Long-term assets for sale	—	—

Net revenues recorded in shareholders’ equity	(1,890)	591

Net consolidated profit (published)	6,984	5,386
Adjustments for changes in accounting criteria	—	—
Adjustments for misstatements	—	—

Net consolidated profit	6,984	5,386

Parent Bank	4,682	5,538
Minority interests	412	439

Total revenues and expenses	5,093	5,977

Consolidated cash flow statements
Million euros

	9M ’07	9M ’06

1. Cash flows from operating activities
Consolidated profit	6,984	5,386
Adjustments to profit	8,481	6,055

Adjusted profit	15,465	11,441

Net increase/decrease in operating assets	(51,209)	(31,591)
Net increase/decrease in operating liabilities	(6,697)	(24,960)

Total net cash flows from operating activities (1)	(42,441)	(45,110)

2. Cash flows from investing activities
Investments (-)	(2,627)	(4,849)
Divestments (+)	1,018	6,890

Total net cash flows from investing activities (2)	(1,609)	2,041

3. Cash flows from financing activities
Disposal of own equity instruments	6,144	4,495
Acquisition of own equity instruments	(6,224)	(4,464)
Issuance debt securities	117,579	59,687
Redemption debt securities	(64,108)	(17,675)
Dividends paid	(2,688)	(2,111)
Others	(1,280)	(770)

Total net cash flows from financing activities (3)	49,423	39,162

4. Effect of exchange rate changes on cash and cash equivalents (4)	131	83

5. Net increase/decrease in cash and cash equivalents (1+2+3+4)	5,503	(3,823)

Cash and cash equivalents at beginning of period	13,835	16,086
Cash and cash equivalents at end of period	19,339	12,263

Key data by principal segments

	Net operating income				Attributable profit to the Group
			Variation				Variation
	9M ’07	9M ’06	Amount	%	9M ’07	9M ’06	Amount	%
Income statement (million euros)
Continental Europe	6,032	4,665	1,367	29.3	3,533	2,609	923	35.4

o/w: Santander Branch Network	2,132	1,760	372	21.1	1,357	1,050	307	29.2
Banesto	959	776	183	23.6	507	448	58	13.0
Santander Consumer Finance	1,404	877	527	60.1	551	423	128	30.1
Portugal	593	437	155	35.5	406	327	79	24.3

United Kingdom (Abbey)	1,440	1,197	243	20.3	906	743	163	22.0

Latin America	4,393	3,266	1,128	34.5	2,044	1,799	245	13.6

o/w: Brazil	1,845	1,266	579	45.8	699	599	100	16.7
Mexico	1,146	760	386	50.9	508	392	116	29.6
Chile	698	639	59	9.3	429	360	69	19.0

Operating areas	11,865	9,127	2,738	30.0	6,483	5,151	1,332	25.9

Financial management and equity stakes*	(762)	(674)	(88)	13.1	(477)	(204)	(273)	133.9

Total Group*	11,103	8,454	2,649	31.3	6,006	4,947	1,058	21.4

Extraordinary capital-gains					566	—	566	—

Total Group					6,572	4,947	1,624	32.8

(*)	Excluding extraordinary capital-gains

	Efficiency ratio		ROE*		NPL ratio		NPL coverage
	9M ’07	9M ’06	9M ’07	9M ’06	30.09.07	30.09.06	30.09.07	30.09.06
Ratios (%)
Continental Europe	37.55	40.45	22.40	20.74	0.84	0.73	196.09	247.45

o/w: Santander Branch Network	38.97	41.54	23.05	20.25	0.66	0.57	254.09	298.84
Banesto	41.69	45.82	18.51	20.79	0.43	0.43	369.08	399.94
Santander Consumer Finance	28.87	34.90	34.15	35.21	2.81	2.57	103.72	113.83
Portugal	39.82	45.71	28.29	24.19	1.30	0.61	118.53	289.69

United Kingdom (Abbey)	50.12	55.41	32.01	33.08	0.58	0.64	74.08	84.18

Latin America	41.35	46.35	29.65	27.41	1.77	1.65	139.16	166.55

o/w: Brazil	39.06	46.41	29.28	29.63	2.79	2.82	102.15	106.61
Mexico	36.78	45.18	27.78	22.81	1.09	0.90	210.43	240.83
Chile	38.86	39.55	44.84	30.84	2.08	1.78	121.04	168.01

Operating areas	40.77	45.02	25.43	23.91	0.87	0.80	156.53	183.77

Total Group*	44.04	48.27	20.20	18.61	0.89	0.83	158.12	185.70

(*).-	Excluding extraordinary capital-gains. Including, ROE 9M’07: 22,10%; ROE 9M’06: 18,61%.

	Employees		Branches
	30.09.07	30.09.06	30.09.07	30.09.06
Operating means
Continental Europe	47,603	44,374	5,939	5,629

o/w: Santander Branch Network	19,539	19,011	2,868	2,748
Banesto	10,954	10,836	1,952	1,788
Santander Consumer Finance	6,707	5,349	283	279
Portugal	6,413	6,138	744	721

United Kingdom (Abbey)	16,855	17,439	705	712

Latin America	71,592	65,363	4,573	4,242

o/w: Brazil	22,033	21,727	2,096	1,909
Mexico	16,520	14,934	1,059	1,016
Chile	13,826	12,066	483	415

Operating areas	136,050	127,176	11,217	10,583

Financial management and equity stakes	1,614	1,543

Total Group	137,664	128,719	11,217	10,583

Operating areas
Million euros

			Variation
	9M ’07	9M ’06	Amount	%
Income statement
Net interest income	12,429	10,032	2,397	23.9

Income from companies accounted for by the equity method	9	12	(3)	(25.0)
Net fees	6,151	5,348	803	15.0
Insurance activity	308	216	91	42.2

Commercial revenue	18,897	15,608	3,288	21.1

Gains (losses) on financial transactions	1,522	1,317	205	15.5

Gross operating income	20,419	16,926	3,493	20.6

Income from non-financial services (net) and other operating income	(59)	(9)	(50)	558.8
Operating expenses	(8,495)	(7,789)	(706)	9.1
General administrative expenses	(7,733)	(7,107)	(627)	8.8
Personnel	(4,659)	(4,288)	(371)	8.7
Other administrative expenses	(3,074)	(2,819)	(255)	9.1
Depreciation and amortisation	(762)	(683)	(79)	11.6

Net operating income	11,865	9,127	2,738	30.0

Net loan loss provisions	(2,422)	(1,886)	(536)	28.4
Other income	(261)	(144)	(117)	81.6

Profit before taxes	9,182	7,098	2,084	29.4

Tax on profit	(2,299)	(1,832)	(467)	25.5

Net profit from ordinary activity	6,882	5,266	1,617	30.7

Net profit from discontinued operations	—	238	(238)	(100.0)

Net consolidated profit	6,882	5,504	1,379	25.0

Minority interests	399	352	47	13.3

Attributable profit to the Group	6,483	5,151	1,332	25.9

			Variation
	30.09.07	30.09.06	Amount	%
Balance sheet
Loans and credits*	549,685	496,404	53,281	10.7
Trading portfolio (w/o loans)	124,891	114,841	10,050	8.8
Available-for-sale financial assets	21,532	30,990	(9,457)	(30.5)
Due from credit institutions*	105,779	106,322	(543)	(0.5)
Intangible assets and property and equipment	12,174	11,797	377	3.2
Other assets	51,150	44,993	6,157	13.7

Total assets/liabilities & shareholders’ equity	865,213	805,348	59,865	7.4

Customer deposits*	345,825	324,555	21,270	6.6
Marketable debt securities*	149,077	117,162	31,915	27.2
Subordinated debt	12,805	14,985	(2,180)	(14.5)

Insurance liabilities	13,255	9,743	3,512	36.0
Due to credit institutions*	132,717	157,929	(25,212)	(16.0)
Other liabilities	178,269	151,927	26,342	17.3
Shareholders’ equity	33,265	29,047	4,218	14.5

Other customer funds under management	188,297	166,717	21,579	12.9

Mutual funds	128,190	117,102	11,088	9.5
Pension funds	30,707	27,442	3,265	11.9
Managed portfolios	20,489	16,795	3,694	22.0
Savings-insurance policies	8,910	5,378	3,532	65.7

Customer funds under management	696,004	623,420	72,584	11.6

(*)	Includes all stock of concept classified in the balance sheet

Ratios (%) and other data
ROE	25.43	23.91	1.52 p.
Efficiency ratio	40.77	45.02	(4.25 p.	)
NPL ratio	0.87	0.80	0.07 p.
NPL coverage	156.53	183.77	(27.24 p.	)
Number of employees (direct & indirect)	136,050	127,176	8,874		6.98
Number of branches	11,217	10,583	634		5.99

Operating areas
Million euros

	Q1 ’06	Q2 ’06	Q3 ’06	Q4 ’06	Q1 ’07	Q2 ’07	Q3 ’07
Income statement
Net interest income	3,174	3,345	3,513	3,562	3,899	4,153	4,377

Income from companies accounted for by the equity method	5	4	3	4	4	2	3
Net fees	1,741	1,759	1,847	1,887	2,075	2,049	2,027
Insurance activity	66	79	72	85	96	93	119

Commercial revenue	4,986	5,187	5,435	5,538	6,074	6,297	6,525

Gains (losses) on financial transactions	535	274	509	448	624	546	352

Gross operating income	5,521	5,461	5,944	5,986	6,698	6,843	6,878

Income from non-financial services (net) and other operating income	4	(19)	6	(29)	(13)	(13)	(33)
Operating expenses	(2,579)	(2,569)	(2,640)	(2,808)	(2,757)	(2,826)	(2,912)
General administrative expenses	(2,353)	(2,334)	(2,420)	(2,554)	(2,516)	(2,578)	(2,639)
Personnel	(1,425)	(1,426)	(1,438)	(1,512)	(1,503)	(1,559)	(1,597)
Other administrative expenses	(928)	(908)	(983)	(1,042)	(1,013)	(1,019)	(1,043)
Depreciation and amortisation	(227)	(236)	(220)	(254)	(241)	(248)	(272)

Net operating income	2,945	2,873	3,310	3,149	3,928	4,004	3,933

Net loan loss provisions	(500)	(699)	(687)	(672)	(679)	(845)	(898)
Other income	20	(50)	(114)	(140)	47	(160)	(148)

Profit before taxes (w/o capital gains)	2,465	2,124	2,509	2,337	3,297	2,999	2,886

Tax on profit	(660)	(516)	(656)	(635)	(880)	(728)	(691)

Net profit from ordinary activity	1,805	1,608	1,853	1,702	2,417	2,271	2,195

Net profit from discontinued operations	79	104	55	27	—	—	—

Net consolidated profit (w/o capital gains)	1,884	1,712	1,908	1,729	2,417	2,271	2,195

Minority interests	124	133	96	120	119	140	141

Attributable profit to the Group (w/o capital gains)	1,760	1,579	1,812	1,609	2,298	2,131	2,054

Net extraordinary gains and allowances	—	—	—	674	—	—	—

Attributable profit to the Group	1,760	1,579	1,812	2,283	2,298	2,131	2,054

	31.03.06	30.06.06	30.09.06	31.12.06	31.03.07	30.06.07	30.09.07
Balance sheet
Loans and credits*	450,694	475,897	496,404	522,372	530,093	551,669	549,685
Trading portfolio (w/o loans)	111,186	119,154	114,841	123,183	115,943	127,820	124,891
Available-for-sale financial assets	30,491	29,793	30,990	31,093	24,110	23,928	21,532
Due from credit institutions*	107,546	101,866	106,322	105,557	119,633	98,883	105,779
Intangible assets and property and equipment	11,063	11,262	11,797	11,312	11,331	12,090	12,174
Other assets	77,001	78,232	44,993	44,116	45,216	51,066	51,150

Total assets/liabilities & shareholders’ equity	787,981	816,205	805,348	837,632	846,327	865,455	865,213

Customer deposits*	303,637	304,698	324,555	330,727	326,924	333,564	345,825
Marketable debt securities*	98,498	106,027	117,162	125,748	139,710	149,687	149,077
Subordinated debt	14,372	14,390	14,985	14,176	14,052	13,289	12,805
Insurance liabilities	44,569	42,487	9,743	10,704	12,030	12,902	13,255
Due to credit institutions*	163,925	178,137	157,929	172,439	153,839	142,134	132,717
Other liabilities	133,665	142,871	151,927	154,696	165,149	178,921	178,269
Shareholders’ equity	29,315	27,595	29,047	29,143	34,623	34,959	33,265

Other customer funds under management	173,318	172,554	166,717	173,509	187,966	194,731	188,297

Mutual funds	114,174	113,618	117,102	119,838	131,147	133,774	128,190
Pension funds	29,190	27,709	27,442	29,450	29,996	31,629	30,707
Managed portfolios	15,322	15,850	16,795	17,835	19,439	20,809	20,489
Savings-insurance policies	14,632	15,377	5,378	6,385	7,383	8,520	8,910

Customer funds under management	589,824	597,669	623,420	644,159	668,652	691,271	696,004

(*)	Includes all stock of concept classified in the balance sheet

Other information
NPL ratio**	0.88	0.85	0.84	0.80	0.80	0.81	0.87
NPL coverage**	175.07	175.01	175.03	176.49	164.03	167.04	156.53
Risk-weighted assets	393,841	405,552	414,029	426,299	422,092	438,298	450,667

(**).- 2006 data were drawn up on the basis of 2007 information

Continental Europe
Million euros

			Variation
	9M ’07	9M ’06	Amount	%
Income statement
Net interest income	5,838	4,584	1,254	27.4

Income from companies accounted for by the equity method	6	4	2	59.0
Net fees	3,152	2,707	445	16.4
Insurance activity	114	102	13	12.6

Commercial revenue	9,110	7,396	1,714	23.2

Gains (losses) on financial transactions	643	536	108	20.1

Gross operating income	9,753	7,932	1,821	23.0

Income from non-financial services (net) and other operating income	21	22	(1)	(2.6)
Operating expenses	(3,742)	(3,289)	(454)	13.8
General administrative expenses	(3,322)	(2,907)	(416)	14.3
Personnel	(2,223)	(1,979)	(245)	12.4
Other administrative expenses	(1,099)	(928)	(171)	18.4
Depreciation and amortisation	(420)	(382)	(38)	10.0

Net operating income	6,032	4,665	1,367	29.3

Net loan loss provisions	(1,030)	(1,019)	(12)	1.2
Other income	(19)	54	(74)	—

Profit before taxes	4,982	3,701	1,282	34.6

Tax on profit	(1,368)	(1,069)	(299)	28.0

Net profit from ordinary activity	3,615	2,632	983	37.3

Net profit from discontinued operations	—	116	(116)	(100.0)

Net consolidated profit	3,615	2,748	866	31.5

Minority interests	82	139	(57)	(41.0)

Attributable profit to the Group	3,533	2,609	923	35.4

			Variation
	30.09.07	30.09.06	Amount	%
Balance sheet
Loans and credits*	296,587	256,188	40,399	15.8
Trading portfolio (w/o loans)	36,759	30,300	6,458	21.3
Available-for-sale financial assets	9,930	13,904	(3,974)	(28.6)
Due from credit institutions*	71,758	66,128	5,630	8.5
Intangible assets and property and equipment	5,239	5,241	(2)	(0.0)
Other assets	18,307	18,613	(306)	(1.6)

Total assets/liabilities & shareholders’ equity	438,580	390,375	48,205	12.3

Customer deposits*	144,971	137,056	7,915	5.8
Marketable debt securities*	66,384	42,092	24,292	57.7
Subordinated debt	2,360	2,621	(262)	(10.0)
Insurance liabilities	10,821	7,739	3,081	39.8
Due to credit institutions*	65,564	82,310	(16,746)	(20.3)
Other liabilities	127,959	101,102	26,857	26.6
Shareholders’ equity	20,521	17,453	3,067	17.6

Other customer funds under management	109,613	107,453	2,161	2.0

Mutual funds	81,164	84,259	(3,094)	(3.7)
Pension funds	11,566	10,581	985	9.3
Managed portfolios	8,440	7,235	1,206	16.7
Savings-insurance policies	8,442	5,378	3,064	57.0

Customer funds under management	323,328	289,222	34,106	11.8

(*)	Includes all stock of concept classified in the balance sheet

Ratios (%) and other data

ROE	22.40	20.74	1.66 p.
Efficiency ratio	37.55	40.45	(2.90 p.	)
NPL ratio	0.84	0.73	0.11 p.
NPL coverage	196.09	247.45	(51.36 p.	)
Number of employees (direct & indirect)	47,603	44,374	3,229		7.3
Number of branches	5,939	5,629	310		5.5

Continental Europe

Million euros

	Q1 ’06	Q2 ’06	Q3 ’06	Q4 ’06	Q1 ’07	Q2 ’07	Q3 ’07
Income statement
Net interest income	1,440	1,532	1,613	1,622	1,856	1,973	2,008

Income from companies accounted for by the equity method	2	0	2	2	2	2	2
Net fees	855	887	965	946	1,115	1,048	989
Insurance activity	33	35	34	35	39	36	39

Commercial revenue	2,329	2,454	2,614	2,605	3,012	3,060	3,038

Gains (losses) on financial transactions	229	95	211	173	288	207	148

Gross operating income	2,558	2,549	2,825	2,778	3,300	3,267	3,187

Income from non-financial services (net) and other operating income	13	(7)	17	18	9	11	1
Operating expenses	(1,083)	(1,101)	(1,104)	(1,191)	(1,212)	(1,255)	(1,275)
General administrative expenses	(959)	(969)	(978)	(1,050)	(1,076)	(1,120)	(1,127)
Personnel	(654)	(663)	(663)	(707)	(718)	(750)	(756)
Other administrative expenses	(305)	(307)	(316)	(344)	(358)	(370)	(371)
Depreciation and amortisation	(124)	(132)	(126)	(140)	(136)	(136)	(148)

Net operating income	1,487	1,440	1,738	1,605	2,098	2,022	1,913

Net loan loss provisions	(228)	(379)	(412)	(293)	(271)	(389)	(371)
Other income	27	74	(46)	(85)	46	(8)	(58)

Profit before taxes (w/o capital gains)	1,286	1,135	1,279	1,227	1,873	1,625	1,484

Tax on profit	(381)	(317)	(370)	(347)	(529)	(444)	(394)

Net profit from ordinary activity	905	818	909	879	1,344	1,181	1,089

Net profit from discontinued operations	40	45	31	26	—	—	—

Net consolidated profit (w/o capital gains)	946	863	940	906	1,344	1,181	1,089

Minority interests	48	60	32	44	27	31	24

Attributable profit to the Group (w/o capital gains)	898	803	908	862	1,317	1,151	1,065

Net extraordinary gains and allowances	—	—	—	674	—	—	—

Attributable profit to the Group	898	803	908	1,535	1,317	1,151	1,065

	31.03.06	30.06.06	30.09.06	31.12.06	31.03.07	30.06.07	30.09.07
Balance sheet
Loans and credits*	223,323	240,044	256,188	271,687	278,028	290,506	296,587
Trading portfolio (w/o loans)	24,243	31,599	30,300	33,831	32,487	38,590	36,759
Available-for-sale financial assets	14,384	13,250	13,904	13,126	10,449	9,536	9,930
Due from credit institutions*	63,549	64,493	66,128	67,061	73,969	55,393	71,758
Intangible assets and property and equipment	4,655	4,983	5,241	4,558	4,697	5,170	5,239
Other assets	15,628	16,733	18,613	18,583	16,801	17,670	18,307

Total assets/liabilities & shareholders’ equity	345,782	371,102	390,375	408,846	416,430	416,866	438,580

Customer deposits*	127,670	128,791	137,056	140,231	139,144	138,791	144,971
Marketable debt securities*	31,112	35,066	42,092	47,632	52,815	59,210	66,384
Subordinated debt	2,251	2,185	2,621	2,362	2,386	2,351	2,360
Insurance liabilities	6,820	7,133	7,739	8,547	9,761	10,473	10,821
Due to credit institutions*	78,508	85,141	82,310	89,016	77,852	62,181	65,564
Other liabilities	82,675	96,037	101,102	103,090	112,590	122,174	127,959
Shareholders’ equity	16,748	16,748	17,453	17,967	21,882	21,686	20,521

Other customer funds under management	104,191	104,571	107,453	108,850	112,097	113,645	109,613

Mutual funds	83,385	82,617	84,259	83,566	85,014	85,267	81,164
Pension funds	10,080	10,260	10,581	11,398	11,432	11,590	11,566
Managed portfolios	6,304	6,825	7,235	7,501	8,267	8,774	8,440
Savings-insurance policies	4,423	4,869	5,378	6,385	7,383	8,013	8,442

Customer funds under management	265,224	270,614	289,222	299,076	306,442	313,997	323,328

(*)	Includes all stock of concept classified in the balance sheet

Other information

NPL ratio**	0.84	0.80	0.81	0.80	0.80	0.79	0.84
NPL coverage**	221.71	227.60	224.57	223.80	202.49	210.80	196.09
Risk-weighted assets	224,261	243,986	253,120	258,781	258,788	273,642	281,606

(**).-	2006 data were drawn up on the basis of 2007 information

Santander Branch Network
Million euros

			Variation
	9M ’07	9M ’06	Amount	%
Income statement
Net interest income	2,096	1,729	368	21.3

Income from companies accounted for by the equity method	—	—	—	—
Net fees	1,277	1,164	113	9.7
Insurance activity	—	—	—	—

Commercial revenue	3,374	2,893	481	16.6

Gains (losses) on financial transactions	166	172	(6)	(3.6)

Gross operating income	3,540	3,066	475	15.5

Income from non-financial services (net) and other operating income	9	5	4	78.7
Operating expenses	(1,417)	(1,311)	(106)	8.1
General administrative expenses	(1,243)	(1,137)	(106)	9.3
Personnel	(930)	(862)	(67)	7.8
Other administrative expenses	(313)	(274)	(39)	14.2
Depreciation and amortisation	(174)	(174)	(0)	0.1

Net operating income	2,132	1,760	372	21.1

Net loan loss provisions	(237)	(288)	51	(17.8)
Other income	(10)	(13)	3	(25.3)

Profit before taxes	1,886	1,460	426	29.2

Tax on profit	(528)	(409)	(119)	29.2

Net profit from ordinary activity	1,358	1,051	307	29.2

Net profit from discontinued operations	—	—	—	—

Net consolidated profit	1,358	1,051	307	29.2

Minority interests	1	0	0	87.0

Attributable profit to the Group	1,357	1,050	307	29.2

			Variation
	30.09.07	30.09.06	Amount	%
Balance sheet
Loans and credits*	113,358	101,838	11,520	11.3
Trading portfolio (w/o loans)	—	—	—	—
Available-for-sale financial assets	3	3	(1)	(16.4)
Due from credit institutions*	123	102	22	21.3
Intangible assets and property and equipment	2,194	2,192	2	0.1
Other assets	803	816	(14)	(1.7)

Total assets/liabilities & shareholders’ equity	116,480	104,951	11,529	11.0

Customer deposits*	52,530	49,651	2,879	5.8
Marketable debt securities*	—	—	—	—
Subordinated debt	—	—	—	—
Insurance liabilities	—	—	—	—
Due to credit institutions*	239	96	143	148.0
Other liabilities	55,469	47,786	7,683	16.1
Shareholders’ equity	8,242	7,418	824	11.1

Other customer funds under management	55,122	54,862	259	0.5

Mutual funds	45,145	48,150	(3,006)	(6.2)
Pension funds	6,547	5,948	600	10.1
Managed portfolios	—	—	—	—
Savings-insurance policies	3,430	765	2,665	348.6

Customer funds under management	107,652	104,513	3,138	3.0

(*) Includes all stock of concept classified in the balance sheet

Ratios (%) and other data
ROE	23.05	20.25	2.80 p.
Efficiency ratio	38.97	41.54	(2.57 p. )
NPL ratio	0.66	0.57	0.09 p.
NPL coverage	254.09	298.84	(44.75 p. )
Number of employees (direct & indirect)	19,539	19,011	528	2.8
Number of branches	2,868	2,748	120	4.4

Santander Branch Network
Million euros

	Q1 ’06	Q2 ’06	Q3 ’06	Q4 ’06	Q1 ’07	Q2 ’07	Q3 ’07
Income statement
Net interest income	537	583	609	635	650	705	742

Income from companies accounted for by the equity method	—	—	—	—	—	—	—
Net fees	359	397	408	427	423	443	411
Insurance activity	—	—	—	—	—	—	—

Commercial revenue	896	980	1,017	1,061	1,073	1,148	1,153

Gains (losses) on financial transactions	71	69	33	55	74	53	39

Gross operating income	967	1,048	1,051	1,116	1,147	1,201	1,192

Income from non-financial services (net) and other operating income	2	4	(1)	5	5	1	3
Operating expenses	(435)	(438)	(438)	(453)	(461)	(475)	(481)
General administrative expenses	(377)	(380)	(380)	(394)	(403)	(417)	(423)
Personnel	(289)	(289)	(285)	(293)	(303)	(313)	(314)
Other administrative expenses	(88)	(91)	(95)	(102)	(100)	(104)	(109)
Depreciation and amortisation	(58)	(58)	(58)	(58)	(58)	(58)	(58)

Net operating income	533	615	612	669	691	727	714

Net loan loss provisions	(65)	(139)	(84)	(50)	(52)	(112)	(73)
Other income	(4)	(7)	(2)	5	(0)	(4)	(5)

Profit before taxes (w/o capital gains)	464	469	526	624	639	611	636

Tax on profit	(130)	(130)	(148)	(169)	(179)	(171)	(178)

Net profit from ordinary activity	334	339	378	455	460	440	458

Net profit from discontinued operations	—	—	—	—	—	—	—

Net consolidated profit (w/o capital gains)	334	339	378	455	460	440	458

Minority interests	0	0	0	0	0	0	0

Attributable profit to the Group (w/o capital gains)	334	339	378	455	460	440	458

Net extraordinary gains and allowances	—	—	—	—	—	—	—

Attributable profit to the Group	334	339	378	455	460	440	458

	31.03.06	30.06.06	30.09.06	31.12.06	31.03.07	30.06.07	30.09.07
Balance sheet
Loans and credits*	92,777	98,696	101,838	105,476	108,104	112,245	113,358
Trading portfolio (w/o loans)	—	—	—	—	—	—	—
Available-for-sale financial assets	2	3	3	3	3	3	3
Due from credit institutions*	94	91	102	116	93	90	123
Intangible assets and property and equipment	1,931	2,073	2,192	2,191	2,189	2,191	2,194
Other assets	761	839	816	661	507	821	803

Total assets/liabilities & shareholders’ equity	95,565	101,702	104,951	108,447	110,896	115,351	116,480

Customer deposits*	43,860	45,923	49,651	51,595	50,410	50,644	52,530
Marketable debt securities*	1	—	—	—	—	—	—
Subordinated debt	—	—	—	—	—	—	—
Insurance liabilities	—	—	—	—	—	—	—
Due to credit institutions*	37	32	96	86	26	205	239
Other liabilities	45,004	48,552	47,786	49,274	52,810	56,516	55,469
Shareholders’ equity	6,664	7,195	7,418	7,492	7,650	7,986	8,242

Other customer funds under management	55,526	54,227	54,862	55,650	57,134	57,234	55,122

Mutual funds	49,431	48,025	48,150	47,623	48,377	47,813	45,145
Pension funds	5,889	5,784	5,948	6,416	6,448	6,525	6,547
Managed portfolios	—	—	—	—	—	—	—
Savings-insurance policies	206	418	765	1,611	2,308	2,896	3,430

Customer funds under management	99,386	100,150	104,513	107,245	107,544	107,878	107,652

(*) Includes all stock of concept classified in the balance sheet

Other information
NPL ratio	0.56	0.55	0.57	0.57	0.56	0.57	0.66
NPL coverage	299.75	313.42	298.84	295.80	298.79	291.13	254.09
Risk-weighted assets	83,524	90,175	93,673	94,348	95,478	99,718	102,922

Spread	3.10	3.16	3.26	3.44	3.47	3.69	3.94

Spread loans	1.39	1.29	1.31	1.28	1.25	1.26	1.24
Spread deposits	1.71	1.87	1.95	2.16	2.22	2.43	2.70

Banesto
Million euros

			Variation
	9M ’07	9M ’06	Amount	%
Income statement
Net interest income	1,073	907	166	18.3

Income from companies accounted for by the equity method	1	(0)	1	—
Net fees	466	435	31	7.0
Insurance activity	40	30	11	35.6

Commercial revenue	1,580	1,372	208	15.2

Gains (losses) on financial transactions	112	98	13	13.3

Gross operating income	1,691	1,470	221	15.0

Income from non-financial services (net) and other operating income	(1)	4	(5)	—
Operating expenses	(731)	(699)	(32)	4.6
General administrative expenses	(644)	(610)	(34)	5.5
Personnel	(490)	(465)	(25)	5.5
Other administrative expenses	(154)	(146)	(8)	5.6
Depreciation and amortisation	(87)	(89)	1	(1.5)

Net operating income	959	776	183	23.6

Net loan loss provisions	(169)	(136)	(33)	24.5
Other income	10	26	(16)	(60.2)

Profit before taxes	801	666	134	20.2

Tax on profit	(230)	(209)	(21)	9.9

Net profit from ordinary activity	571	457	114	24.9

Net profit from discontinued operations	—	122	(122)	(100.0)

Net consolidated profit	571	580	(9)	(1.5)

Minority interests	64	131	(67)	(51.0)

Attributable profit to the Group	507	448	58	13.0

			Variation
	30.09.07	30.09.06	Amount	%
Balance sheet
Loans and credits*	71,081	56,540	14,541	25.7
Trading portfolio (w/o loans)	4,871	4,247	624	14.7
Available-for-sale financial assets	5,040	11,598	(6,557)	(56.5)
Due from credit institutions*	19,079	19,933	(854)	(4.3)
Intangible assets and property and equipment	1,284	1,725	(441)	(25.6)
Other assets	3,452	6,125	(2,673)	(43.6)

Total assets/liabilities & shareholders’ equity	104,808	100,168	4,640	4.6

Customer deposits*	48,589	41,461	7,128	17.2
Marketable debt securities*	29,225	23,781	5,444	22.9
Subordinated debt	1,445	1,590	(145)	(9.1)
Insurance liabilities	—	1,596	(1,596)	(100.0)
Due to credit institutions*	12,619	18,956	(6,337)	(33.4)
Other liabilities	9,206	9,989	(783)	(7.8)
Shareholders’ equity	3,723	2,796	927	33.2

Other customer funds under management	15,193	16,638	(1,446)	(8.7)

Mutual funds	11,614	13,042	(1,428)	(11.0)
Pension funds	1,608	1,522	86	5.6
Managed portfolios	786	861	(74)	(8.6)
Savings-insurance policies	1,185	1,214	(29)	(2.4)

Customer funds under management	94,453	83,471	10,982	13.2

(*) Includes all stock of concept classified in the balance sheet

Ratios (%) and other data
ROE	18.51	20.79	(2.28 p. )
Efficiency ratio	41.69	45.82	(4.13 p. )
NPL ratio	0.43	0.43	—
NPL coverage	369.08	399.94	(30.86 p. )
Number of employees (direct & indirect)	10,954	10,836	118	1.1
Number of branches	1,952	1,788	164	9.2

Banesto
Million euros

	Q1 ’06	Q2 ’06	Q3 ’06	Q4 ’06	Q1 ’07	Q2 ’07	Q3 ’07
Income statement
Net interest income	296	299	313	327	349	355	369

Income from companies accounted for by the equity method	0	(0)	0	0	0	0	0
Net fees	144	147	144	152	154	157	155
Insurance activity	8	11	10	12	12	14	14

Commercial revenue	448	457	467	491	516	526	538

Gains (losses) on financial transactions	34	33	31	25	38	33	41

Gross operating income	483	490	497	517	554	558	579

Income from non-financial services (net) and other operating income	4	(13)	13	6	(1)	6	(6)
Operating expenses	(230)	(233)	(236)	(238)	(241)	(243)	(247)
General administrative expenses	(204)	(200)	(206)	(210)	(213)	(216)	(215)
Personnel	(151)	(156)	(157)	(157)	(161)	(162)	(167)
Other administrative expenses	(53)	(45)	(48)	(54)	(52)	(53)	(48)
Depreciation and amortisation	(26)	(33)	(30)	(28)	(28)	(27)	(32)

Net operating income	257	245	275	285	311	322	326

Net loan loss provisions	(44)	(47)	(44)	(54)	(54)	(60)	(55)
Other income	6	35	(15)	(4)	4	16	(10)

Profit before taxes (w/o capital gains)	218	232	216	227	262	278	261

Tax on profit	(70)	(67)	(72)	(76)	(77)	(79)	(74)

Net profit from ordinary activity	148	165	144	151	185	199	187

Net profit from discontinued operations	46	46	31	27	—	—	—

Net consolidated profit (w/o capital gains)	194	211	174	178	185	199	187

Minority interests	46	57	28	41	22	25	18

Attributable profit to the Group (w/o capital gains)	148	154	146	137	163	175	169

Net extraordinary gains and allowances	—	—	—	674	—	—	—

Attributable profit to the Group	148	154	146	811	163	175	169

	31.03.06	30.06.06	30.09.06	31.12.06	31.03.07	30.06.07	30.09.07
Balance sheet
Loans and credits*	49,502	53,838	56,540	61,069	64,337	69,275	71,081
Trading portfolio (w/o loans)	4,513	4,690	4,247	5,191	6,445	6,484	4,871
Available-for-sale financial assets	10,788	11,061	11,598	9,339	6,221	5,346	5,040
Due from credit institutions*	17,670	20,313	19,933	21,113	21,514	16,863	19,079
Intangible assets and property and equipment	1,565	1,599	1,725	999	1,106	1,223	1,284
Other assets	5,622	6,263	6,125	5,619	3,034	3,877	3,452

Total assets/liabilities & shareholders’ equity	89,661	97,764	100,168	103,330	102,656	103,069	104,808

Customer deposits*	37,076	38,357	41,461	44,264	43,752	44,892	48,589
Marketable debt securities*	19,385	21,283	23,781	23,882	25,615	28,820	29,225
Subordinated debt	1,580	1,566	1,590	1,414	1,442	1,420	1,445
Insurance liabilities	1,769	1,606	1,596	1,230	—	—	—
Due to credit institutions*	17,449	21,778	18,956	19,947	19,400	13,844	12,619
Other liabilities	9,382	10,379	9,989	9,859	8,735	10,353	9,206
Shareholders’ equity	3,019	2,794	2,796	2,734	3,713	3,740	3,723

Other customer funds under management	15,991	16,434	16,638	16,886	16,227	16,168	15,193

Mutual funds	12,647	13,039	13,042	12,988	12,512	12,505	11,614
Pension funds	1,527	1,482	1,522	1,611	1,614	1,622	1,608
Managed portfolios	552	675	861	1,004	832	786	786
Savings-insurance policies	1,265	1,238	1,214	1,284	1,269	1,255	1,185

Customer funds under management	74,032	77,640	83,471	86,446	87,036	91,300	94,453

(*) Includes all stock of concept classified in the balance sheet

Other information
NPL ratio	0.46	0.45	0.43	0.42	0.42	0.42	0.43
NPL coverage	392.62	393.44	399.94	396.13	393.19	385.51	369.08
Risk-weighted assets	55,413	56,929	58,776	62,845	64,887	66,944	69,818

Spread (Retail Banking)	2.92	3.00	3.13	3.23	3.35	3.39	3.48

Spread loans	1.38	1.36	1.30	1.31	1.32	1.28	1.29
Spread deposits	1.54	1.64	1.83	1.92	2.03	2.11	2.19

Santander Consumer Finance
Million euros

			Variation
	9M ’07	9M ’06	Amount	%	% ex-Drive
Income statement
Net interest income	1,549	1,010	538	53.3	4.8

Income from companies accounted for by the equity method	5	4	1	33.4	33.4
Net fees	403	293	110	37.7	35.0
Insurance activity	—	—	—	—	—

Commercial revenue	1,957	1,307	650	49.7	11.6

Gains (losses) on financial transactions	10	33	(23)	(70.8)	(70.0)

Gross operating income	1,966	1,340	626	46.8	9.6

Income from non-financial services (net) and other operating income	21	22	(1)	(3.7)	(3.7)
Operating expenses	(583)	(485)	(99)	20.4	7.6
General administrative expenses	(534)	(442)	(93)	21.0	7.6
Personnel	(250)	(202)	(48)	23.5	6.8
Other administrative expenses	(284)	(240)	(45)	18.8	8.2
Depreciation and amortisation	(49)	(43)	(6)	14.4	8.2

Net operating income	1,404	877	527	60.1	10.4

Net loan loss provisions	(626)	(286)	(340)	119.1	15.7
Other income	12	19	(7)	(38.9)	(38.9)

Profit before taxes	790	610	179	29.4	6.3

Tax on profit	(223)	(181)	(42)	23.4	(6.6)

Net profit from ordinary activity	566	429	137	31.9	11.8

Net profit from discontinued operations	—	—	—	—	—

Net consolidated profit	566	429	137	31.9	11.8

Minority interests	16	6	10	154.5	16.4

Attributable profit to the Group	551	423	128	30.1	11.7

			Variation
	30.09.07	30.09.06	Amount	%
Balance sheet
Loans and credits*	44,179	35,735	8,444	23.6
Trading portfolio (w/o loans)	35	15	20	138.8
Available-for-sale financial assets	67	42	25	58.3
Due from credit institutions*	2,007	6,135	(4,128)	(67.3)
Intangible assets and property and equipment	805	621	184	29.6
Other assets	1,476	1,303	174	13.3

Total assets/liabilities & shareholders’ equity	48,570	43,851	4,718	10.8

Customer deposits*	13,359	14,036	(677)	(4.8)
Marketable debt securities*	15,810	7,126	8,684	121.9
Subordinated debt	560	577	(17)	(2.9)
Insurance liabilities	—	—	—	—
Due to credit institutions*	14,869	19,117	(4,248)	(22.2)
Other liabilities	1,971	1,463	507	34.6
Shareholders’ equity	2,001	1,531	470	30.7

Other customer funds under management	425	358	67	18.7

Mutual funds	353	306	47	15.5
Pension funds	71	52	20	37.8
Managed portfolios	—	—	—	—
Savings-insurance policies	—	—	—	—

Customer funds under management	30,154	22,098	8,057	36.5

(*) Includes all stock of concept classified in the balance sheet

Ratios (%) and other data
ROE	34.15	35.21	(1.06 p. )
Efficiency ratio	28.87	34.90	(6.03 p. )
NPL ratio	2.81	2.57	0.24 p.
NPL coverage	103.72	113.83	(10.11 p. )
Number of employees (direct & indirect)	6,707	5,349	1,358	25.4
Number of branches	283	279	4	1.4

Santander Consumer Finance
Million euros

	Q1 ’06	Q2 ’06	Q3 ’06	Q4 ’06	Q1 ’07	Q2 ’07	Q3 ’07
Income statement
Net interest income	322	336	353	368	499	522	528

Income from companies accounted for by the equity method	1	1	2	2	2	2	2
Net fees	94	96	102	100	115	144	143
Insurance activity	—	—	—	—	—	—	—

Commercial revenue	417	433	456	470	616	668	673

Gains (losses) on financial transactions	12	14	8	15	4	7	(2)

Gross operating income	429	447	464	486	620	675	671

Income from non-financial services (net) and other operating income	10	5	7	8	9	6	7
Operating expenses	(156)	(164)	(164)	(170)	(189)	(200)	(194)
General administrative expenses	(142)	(150)	(149)	(151)	(174)	(183)	(177)
Personnel	(65)	(67)	(70)	(69)	(82)	(81)	(87)
Other administrative expenses	(77)	(83)	(80)	(82)	(92)	(102)	(90)
Depreciation and amortisation	(14)	(14)	(15)	(19)	(16)	(16)	(18)

Net operating income	283	287	307	324	440	481	483

Net loan loss provisions	(94)	(92)	(100)	(111)	(200)	(209)	(217)
Other income	(4)	25	(2)	(13)	3	2	7

Profit before taxes (w/o capital gains)	184	220	205	199	242	274	273

Tax on profit	(57)	(64)	(60)	(54)	(72)	(83)	(69)

Net profit from ordinary activity	127	157	146	145	171	191	204

Net profit from discontinued operations	—	—	—	—	—	—	—

Net consolidated profit (w/o capital gains)	127	157	146	145	171	191	204

Minority interests	1	2	3	3	5	5	5

Attributable profit to the Group (w/o capital gains)	126	155	143	142	166	186	199

Net extraordinary gains and allowances	—	—	—	—	—	—	—

Attributable profit to the Group	126	155	143	142	166	186	199

	31.03.06	30.06.06	30.09.06	31.12.06	31.03.07	30.06.07	30.09.07
Balance sheet
Loans and credits*	32,457	34,477	35,735	39,461	40,979	42,712	44,179
Trading portfolio (w/o loans)	51	3	15	10	13	(4)	35
Available-for-sale financial assets	42	91	42	48	58	97	67
Due from credit institutions*	5,415	5,011	6,135	5,466	6,896	3,349	2,007
Intangible assets and property and equipment	479	619	621	643	686	801	805
Other assets	1,244	1,221	1,303	1,288	1,406	1,239	1,476

Total assets/liabilities & shareholders’ equity	39,689	41,423	43,851	46,917	50,037	48,195	48,570

Customer deposits*	13,752	14,197	14,036	13,439	13,456	13,464	13,359
Marketable debt securities*	6,752	5,961	7,126	10,427	12,727	15,976	15,810
Subordinated debt	103	160	577	578	576	564	560
Insurance liabilities	—	—	—	—	—	—	—
Due to credit institutions*	16,308	18,286	19,117	19,526	19,696	14,303	14,869
Other liabilities	1,079	1,501	1,463	1,342	1,087	1,915	1,971
Shareholders’ equity	1,696	1,318	1,531	1,604	2,494	1,972	2,001

Other customer funds under management	343	332	358	383	392	408	425

Mutual funds	298	287	306	323	333	346	353
Pension funds	45	45	52	60	60	62	71
Managed portfolios	—	—	—	—	—	—	—
Savings-insurance policies	—	—	—	—	—	—	—

Customer funds under management	20,949	20,650	22,098	24,827	27,151	30,412	30,154

(*) Includes all stock of concept classified in the balance sheet

Other information
NPL ratio	2.41	2.46	2.57	2.57	2.66	2.78	2.81
NPL coverage	124.43	119.46	113.83	114.10	114.43	113.13	103.72
Risk-weighted assets	28,405	31,810	31,465	33,713	32,936	31,576	33,143

Spread loans	4.79	4.58	4.15	3.83	3.69	3.52	3.34

Portugal
Million euros

			Variation
	9M ’07	9M ’06	Amount	%
Income statement
Net interest income	539	502	37	7.3

Income from companies accounted for by the equity method	—	—	—	—
Net fees	275	281	(6)	(2.1)
Insurance activity	20	15	5	35.4

Commercial revenue	834	798	36	4.5

Gains (losses) on financial transactions	161	24	137	572.2

Gross operating income	994	821	173	21.0

Income from non-financial services (net) and other operating income	(6)	(9)	3	(32.4)
Operating expenses	(396)	(375)	(20)	5.4
General administrative expenses	(344)	(329)	(16)	4.7
Personnel	(223)	(215)	(8)	3.9
Other administrative expenses	(121)	(114)	(7)	6.3
Depreciation and amortisation	(52)	(47)	(5)	10.3

Net operating income	593	437	155	35.5

Net loan loss provisions	(24)	(37)	13	(35.6)
Other income	(69)	3	(72)	—

Profit before taxes	499	403	96	23.8

Tax on profit	(92)	(75)	(16)	21.9

Net profit from ordinary activity	407	328	79	24.2

Net profit from discontinued operations	—	—	—	—

Net consolidated profit	407	328	79	24.2

Minority interests	1	1	0	8.7

Attributable profit to the Group	406	327	79	24.3

			Variation
	30.09.07	30.09.06	Amount	%
Balance sheet
Loans and credits*	29,341	27,471	1,870	6.8
Trading portfolio (w/o loans)	930	1,083	(152)	(14.1)
Available-for-sale financial assets	965	814	151	18.5
Due from credit institutions*	5,711	11,065	(5,354)	(48.4)
Intangible assets and property and equipment	457	442	15	3.4
Other assets	5,141	4,493	648	14.4

Total assets/liabilities & shareholders’ equity	42,546	45,368	(2,822)	(6.2)

Customer deposits*	12,239	11,568	671	5.8
Marketable debt securities*	10,576	9,316	1,260	13.5
Subordinated debt	353	420	(66)	(15.8)
Insurance liabilities	4,237	3,670	567	15.5
Due to credit institutions*	11,599	16,335	(4,735)	(29.0)
Other liabilities	1,841	2,404	(564)	(23.4)
Shareholders’ equity	1,701	1,656	44	2.7

Other customer funds under management	11,614	11,155	459	4.1

Mutual funds	6,039	6,006	33	0.6
Pension funds	1,450	1,380	70	5.1
Managed portfolios	297	370	(73)	(19.7)
Savings-insurance policies	3,827	3,399	428	12.6

Customer funds under management	34,782	32,458	2,324	7.2

(*) Includes all stock of concept classified in the balance sheet

Ratios (%) and other data
ROE	28.29	24.19	4.10 p.
Efficiency ratio	39.82	45.71	(5.89 p. )
NPL ratio	1.30	0.61	0.69 p.
NPL coverage	118.53	289.69	(171.16 p. )
Number of employees (direct & indirect)	6,413	6,138	275	4.5
Number of branches	744	721	23	3.2

Portugal

Million euros

	Q1 ’06	Q2 ’06	Q3 ’06	Q4 ’06	Q1 ’07	Q2 ’07	Q3 ’07
Income statement
Net interest income	163	172	167	158	174	186	179

Income from companies accounted for by the equity method	—	—	—	—	—	—	—
Net fees	94	96	91	85	96	90	89
Insurance activity	5	4	5	4	7	7	6

Commercial revenue	262	273	263	247	277	283	274

Gains (losses) on financial transactions	13	3	7	34	31	105	24

Gross operating income	276	276	270	281	308	388	298

Income from non-financial services (net) and other operating income	(3)	(3)	(3)	(2)	(2)	(2)	(2)
Operating expenses	(123)	(126)	(127)	(146)	(132)	(135)	(128)
General administrative expenses	(108)	(110)	(111)	(129)	(116)	(118)	(110)
Personnel	(70)	(72)	(72)	(79)	(74)	(78)	(72)
Other administrative expenses	(37)	(38)	(39)	(50)	(42)	(41)	(39)
Depreciation and amortisation	(15)	(16)	(16)	(17)	(17)	(17)	(18)

Net operating income	150	148	140	133	174	251	168

Net loan loss provisions	3	(22)	(19)	(3)	6	(32)	1
Other income	(5)	(2)	10	(10)	(11)	(49)	(9)

Profit before taxes (w/o capital gains)	148	124	131	119	169	170	160

Tax on profit	(34)	(22)	(20)	(23)	(37)	(26)	(29)

Net profit from ordinary activity	115	102	111	96	132	144	131

Net profit from discontinued operations	—	—	—	—	—	—	—

Net consolidated profit (w/o capital gains)	115	102	111	96	132	144	131

Minority interests	0	0	0	0	0	0	0

Attributable profit to the Group (w/o capital gains)	114	102	111	96	132	144	131

Net extraordinary gains and allowances	—	—	—	—	—	—	—

Attributable profit to the Group	114	102	111	96	132	144	131

	31.03.06	30.06.06	30.09.06	31.12.06	31.03.07	30.06.07	30.09.07
Balance sheet
Loans and credits*	25,505	27,768	27,471	28,366	27,942	28,776	29,341
Trading portfolio (w/o loans)	883	1,157	1,083	820	934	1,032	930
Available-for-sale financial assets	2,292	837	814	719	1,003	868	965
Due from credit institutions*	10,952	11,425	11,065	9,330	8,809	7,130	5,711
Intangible assets and property and equipment	439	445	442	437	431	458	457
Other assets	3,750	4,586	4,493	4,632	5,391	5,183	5,141

Total assets/liabilities & shareholders’ equity	43,820	46,218	45,368	44,304	44,509	43,447	42,546

Customer deposits*	11,669	11,839	11,568	12,122	11,380	11,785	12,239
Marketable debt securities*	3,372	5,825	9,316	8,720	11,371	11,209	10,576
Subordinated debt	532	424	420	370	368	367	353
Insurance liabilities	3,213	3,475	3,670	3,759	4,074	4,205	4,237
Due to credit institutions*	20,675	20,931	16,335	16,028	13,358	12,354	11,599
Other liabilities	2,256	2,137	2,404	1,749	1,696	1,765	1,841
Shareholders’ equity	2,104	1,587	1,656	1,558	2,261	1,763	1,701

Other customer funds under management	10,263	10,891	11,155	11,354	11,773	11,980	11,614

Mutual funds	5,922	5,940	6,006	6,040	6,160	6,333	6,039
Pension funds	1,032	1,373	1,380	1,448	1,453	1,472	1,450
Managed portfolios	355	364	370	376	355	312	297
Savings-insurance policies	2,953	3,214	3,399	3,490	3,806	3,862	3,827

Customer funds under management	25,836	28,978	32,458	32,565	34,892	35,340	34,782

(*)	Includes all stock of concept classified in the balance sheet

Other information
NPL ratio**	1.57	1.34	1.38	1.25	1.16	1.27	1.30
NPL coverage**	117.28	126.90	127.76	129.67	127.55	120.53	118.53
Risk-weighted assets	22,891	23,022	22,959	22,057	21,689	22,256	22,670

Spread (Retail Banking)	2.85	2.84	2.80	2.79	2.73	2.73	2.69

Spread loans	1.66	1.63	1.56	1.53	1.46	1.43	1.35
Spread deposits	1.19	1.21	1.24	1.26	1.27	1.30	1.34

(**).-	2006 data were drawn up on the basis of 2007 information

United Kingdom (Abbey)

Million euros

			Variation
	9M ’07	9M ’06	Amount	%
Income statement
Net interest income	1,746	1,567	179	11.4

Income from companies accounted for by the equity method	1	2	(2)	(79.9)
Net fees	760	768	(7)	(0.9)
Insurance activity	0	0	0	—

Commercial revenue	2,507	2,337	170	7.3

Gains (losses) on financial transactions	336	300	36	11.9

Gross operating income	2,843	2,638	206	7.8

Income from non-financial services (net) and other operating income	42	41	2	3.9
Operating expenses	(1,446)	(1,482)	36	(2.4)
General administrative expenses	(1,371)	(1,405)	34	(2.4)
Personnel	(782)	(799)	17	(2.1)
Other administrative expenses	(589)	(606)	17	(2.8)
Depreciation and amortisation	(75)	(77)	2	(2.5)

Net operating income	1,440	1,197	243	20.3

Net loan loss provisions	(241)	(307)	66	(21.5)
Other income	15	(0)	15	—

Profit before taxes	1,213	889	324	36.4

Tax on profit	(307)	(260)	(47)	18.1

Net profit from ordinary activity	906	630	277	43.9

Net profit from discontinued operations	—	113	(113)	(100.0)

Net consolidated profit	906	743	163	22.0

Minority interests	—	—	—	—

Attributable profit to the Group	906	743	163	22.0

			Variation
	30.09.07	30.09.06	Amount	%
Balance sheet
Loans and credits*	188,752	183,818	4,934	2.7
Trading portfolio (w/o loans)	61,313	59,899	1,414	2.4
Available-for-sale financial assets	48	22	27	124.0
Due from credit institutions*	20,283	17,987	2,296	12.8
Intangible assets and property and equipment	4,893	5,039	(146)	(2.9)
Other assets	9,046	9,839	(793)	(8.1)

Total assets/liabilities & shareholders’ equity	284,335	276,604	7,731	2.8

Customer deposits*	124,028	114,948	9,080	7.9
Marketable debt securities*	78,477	69,176	9,302	13.4
Subordinated debt	7,995	10,458	(2,463)	(23.6)
Insurance liabilities	11	71	(61)	(84.8)
Due to credit institutions*	44,037	45,513	(1,476)	(3.2)
Other liabilities	25,994	33,198	(7,205)	(21.7)
Shareholders’ equity	3,794	3,241	553	17.1

Other customer funds under management	10,923	6,276	4,647	74.0

Mutual funds	10,923	6,276	4,647	74.0
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Savings-insurance policies	—	—	—	—

Customer funds under management	221,423	200,857	20,566	10.2

(*) Includes all stock of concept classified in the balance sheet

Ratios (%) and other data
ROE	32.01	33.08	(1.07 p.	)
Efficiency ratio	50.12	55.41	(5.29 p.	)
NPL ratio	0.58	0.64	(0.06 p.	)
NPL coverage	74.08	84.18	(10.10 p.	)
Number of employees (direct & indirect)	16,855	17,439	(584)		(3.3)
Number of branches	705	712	(7)		(1.0)

United Kingdom (Abbey)

Million euros

	Q1 ’06	Q2 ’06	Q3 ’06	Q4 ’06	Q1 ’07	Q2 ’07	Q3 ’07
Income statement
Net interest income	509	524	534	541	572	580	594

Income from companies accounted for by the equity method	1	1	1	0	0	0	0
Net fees	252	255	260	258	251	261	248
Insurance activity	(0)	(0)	0	0	0	(0)	(0)

Commercial revenue	763	780	794	799	823	841	843

Gains (losses) on financial transactions	109	74	117	123	131	100	105

Gross operating income	872	854	912	922	955	941	948

Income from non-financial services (net) and other operating income	16	14	11	1	14	14	14
Operating expenses	(503)	(483)	(496)	(501)	(492)	(477)	(477)
General administrative expenses	(476)	(455)	(473)	(473)	(467)	(452)	(452)
Personnel	(272)	(263)	(264)	(263)	(261)	(258)	(263)
Other administrative expenses	(204)	(192)	(209)	(210)	(206)	(194)	(189)
Depreciation and amortisation	(27)	(27)	(23)	(28)	(25)	(25)	(25)

Net operating income	384	386	427	423	476	478	485

Net loan loss provisions	(88)	(115)	(103)	(80)	(81)	(80)	(80)
Other income	(1)	(1)	1	(0)	5	5	5

Profit before taxes (w/o capital gains)	295	270	325	343	400	403	409

Tax on profit	(82)	(80)	(97)	(83)	(100)	(101)	(105)

Net profit from ordinary activity	213	189	227	260	300	302	305

Net profit from discontinued operations	31	58	24	0	—	—	—

Net consolidated profit (w/o capital gains)	244	247	251	260	300	302	305

Minority interests	—	—	—	—	—	—	—

Attributable profit to the Group (w/o capital gains)	244	247	251	260	300	302	305

Net extraordinary gains and allowances	—	—	—	—	—	—	—

Attributable profit to the Group	244	247	251	260	300	302	305

	31.03.06	30.06.06	30.09.06	31.12.06	31.03.07	30.06.07	30.09.07
Balance sheet
Loans and credits*	173,841	182,597	183,818	190,512	192,666	197,474	188,752
Trading portfolio (w/o loans)	61,735	62,873	59,899	61,507	59,273	63,104	61,313
Available-for-sale financial assets	20	20	22	23	23	24	48
Due from credit institutions*	16,575	12,586	17,987	18,185	22,244	25,949	20,283
Intangible assets and property and equipment	5,044	4,999	5,039	5,059	4,945	4,974	4,893
Other assets	42,529	46,303	9,839	8,691	7,551	8,663	9,046

Total assets/liabilities & shareholders’ equity	299,744	309,378	276,604	283,977	286,702	300,188	284,335

Customer deposits*	109,039	110,225	114,948	115,194	112,292	115,803	124,028
Marketable debt securities*	61,049	64,696	69,176	72,857	82,528	85,733	78,477
Subordinated debt	11,045	10,640	10,458	9,430	9,216	8,435	7,995
Insurance liabilities	35,912	33,528	71	71	11	11	11
Due to credit institutions*	43,371	55,599	45,513	51,020	44,871	51,390	44,037
Other liabilities	36,240	32,057	33,198	32,076	33,839	35,179	25,994
Shareholders’ equity	3,088	2,633	3,241	3,328	3,946	3,637	3,794

Other customer funds under management	16,112	17,146	6,276	8,307	13,640	12,980	10,923

Mutual funds	5,904	6,638	6,276	8,307	13,640	12,980	10,923
Pension funds	—	—	—	—	—	—	—
Managed portfolios	—	—	—	—	—	—	—
Savings-insurance policies	10,209	10,508	—	—	—	—	—

Customer funds under management	197,245	202,707	200,857	205,788	217,675	222,951	221,423

(*) Includes all stock of concept classified in the balance sheet

Other information
NPL ratio	0.64	0.63	0.64	0.60	0.55	0.55	0.58
NPL coverage	79.32	81.98	84.18	85.88	81.38	78.40	74.08
Risk-weighted assets	105,323	100,523	96,344	97,277	90,473	89,774	94,265

Spread (Retail Banking)	1.81	1.84	1.84	1.89	1.97	2.01	2.01

Spread loans	0.72	0.73	0.70	0.69	0.69	0.69	0.65
Spread deposits	1.09	1.11	1.14	1.20	1.28	1.32	1.36

United Kingdom (Abbey)

Million pound sterling

			Variation
	9M ’07	9M ’06	Amount	%
Income statement
Net interest income	1,181	1,073	108	10.1

Income from companies accounted for by the equity method	0	2	(1)	(80.1)
Net fees	514	525	(11)	(2.1)
Insurance activity	0	0	0	—

Commercial revenue	1,696	1,600	96	6.0

Gains (losses) on financial transactions	227	206	22	10.6

Gross operating income	1,923	1,806	117	6.5

Income from non-financial services (net) and other operating income	29	28	1	2.6
Operating expenses	(978)	(1,015)	36	(3.6)
General administrative expenses	(927)	(962)	34	(3.6)
Personnel	(529)	(547)	18	(3.2)
Other administrative expenses	(398)	(415)	17	(4.0)
Depreciation and amortisation	(51)	(53)	2	(3.7)

Net operating income	974	819	154	18.8

Net loan loss provisions	(163)	(210)	47	(22.4)
Other income	10	(0)	10	—

Profit before taxes	820	609	212	34.7

Tax on profit	(207)	(178)	(30)	16.6

Net profit from ordinary activity	613	431	182	42.2

Net profit from discontinued operations	—	77	(77)	(100.0)

Net consolidated profit	613	509	104	20.5

Minority interests	—	—	—	—

Attributable profit to the Group	613	509	104	20.5

			Variation
	30.09.07	30.09.06	Amount	%
Balance sheet
Loans and credits*	131,522	124,573	6,949	5.6
Trading portfolio (w/o loans)	42,723	40,594	2,129	5.2
Available-for-sale financial assets	34	15	19	130.4
Due from credit institutions*	14,133	12,190	1,944	15.9
Intangible assets and property and equipment	3,410	3,415	(5)	(0.2)
Other assets	6,303	6,668	(365)	(5.5)

Total assets/liabilities & shareholders’ equity	198,125	187,455	10,670	5.7

Customer deposits*	86,423	77,900	8,523	10.9
Marketable debt securities*	54,683	46,880	7,803	16.6
Subordinated debt	5,571	7,087	(1,516)	(21.4)
Insurance liabilities	8	48	(41)	(84.4)
Due to credit institutions*	30,685	30,844	(159)	(0.5)
Other liabilities	18,112	22,499	(4,386)	(19.5)
Shareholders’ equity	2,644	2,196	448	20.4

Other customer funds under management	7,611	4,253	3,358	78.9

Mutual funds	7,611	4,253	3,358	78.9
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Savings-insurance policies	—	—	—	—

Customer funds under management	154,288	136,121	18,167	13.3

(*)	Includes all stock of concept classified in the balance sheet

United Kingdom (Abbey)

Million pound sterling

	Q1 ’06	Q2 ’06	Q3 ’06	Q4 ’06	Q1 ’07	Q2 ’07	Q3 ’07
Income statement
Net interest income	349	360	363	364	383	394	404

Income from companies accounted for by the equity method	1	1	0	0	0	0	0
Net fees	173	176	177	174	169	177	169
Insurance activity	(0)	(0)	0	0	0	0	(0)

Commercial revenue	523	537	540	538	552	571	573

Gains (losses) on financial transactions	75	51	80	83	88	68	72

Gross operating income	598	588	620	621	640	639	644

Income from non-financial services (net) and other operating income	11	10	7	1	9	10	10
Operating expenses	(345)	(332)	(337)	(337)	(330)	(324)	(324)
General administrative expenses	(327)	(313)	(322)	(318)	(313)	(307)	(307)
Personnel	(187)	(181)	(179)	(177)	(175)	(175)	(179)
Other administrative expenses	(140)	(132)	(142)	(141)	(138)	(131)	(129)
Depreciation and amortisation	(18)	(19)	(16)	(19)	(17)	(17)	(17)

Net operating income	264	265	290	285	319	325	330

Net loan loss provisions	(61)	(79)	(70)	(54)	(55)	(54)	(54)
Other income	(0)	(1)	1	(0)	3	3	3

Profit before taxes (w/o capital gains)	203	186	221	231	268	274	278

Tax on profit	(56)	(55)	(66)	(56)	(67)	(69)	(71)

Net profit from ordinary activity	146	130	155	175	201	205	207

Net profit from discontinued operations	21	40	16	0	—	—	—

Net consolidated profit (w/o capital gains)	167	170	171	175	201	205	207

Minority interests	—	—	—	—	—	—	—

Attributable profit to the Group (w/o capital gains)	167	170	171	175	201	205	207

Net extraordinary gains and allowances	—	—	—	—	—	—	—

Attributable profit to the Group	167	170	171	175	201	205	207

	31.03.06	30.06.06	30.09.06	31.12.06	31.03.07	30.06.07	30.09.07
Balance sheet
Loans and credits*	121,063	126,375	124,573	127,929	130,975	133,097	131,522
Trading portfolio (w/o loans)	42,992	43,515	40,594	41,302	40,294	42,532	42,723
Available-for-sale financial assets	14	14	15	16	16	16	34
Due from credit institutions*	11,543	8,711	12,190	12,211	15,121	17,490	14,133
Intangible assets and property and equipment	3,513	3,460	3,415	3,397	3,362	3,352	3,410
Other assets	29,617	32,046	6,668	5,836	5,133	5,839	6,303

Total assets/liabilities & shareholders’ equity	208,742	214,121	187,455	190,690	194,900	202,327	198,125

Customer deposits*	75,935	76,287	77,900	77,353	76,336	78,051	86,423
Marketable debt securities*	42,514	44,776	46,880	48,924	56,103	57,784	54,683
Subordinated debt	7,691	7,364	7,087	6,332	6,265	5,685	5,571
Insurance liabilities	25,009	23,205	48	48	7	7	8
Due to credit institutions*	30,203	38,480	30,844	34,260	30,503	34,637	30,685
Other liabilities	25,238	22,186	22,499	21,539	23,004	23,711	18,112
Shareholders’ equity	2,151	1,823	2,196	2,235	2,682	2,451	2,644

Other customer funds under management	11,221	11,866	4,253	5,578	9,272	8,749	7,611

Mutual funds	4,111	4,594	4,253	5,578	9,272	8,749	7,611
Pension funds	—	—	—	—	—	—	—
Managed portfolios	—	—	—	—	—	—	—
Savings-insurance policies	7,109	7,273	—	—	—	—	—

Customer funds under management	137,361	140,294	136,121	138,187	147,976	150,269	154,288

(*)	Includes all stock of concept classified in the balance sheet

Latin America

Million euros

			Variation
	9M ’07	9M ’06	Amount	%
Income statement
Net interest income	4,846	3,881	964	24.8

Income from companies accounted for by the equity method	2	5	(3)	(60.4)
Net fees	2,239	1,873	365	19.5
Insurance activity	193	115	78	68.2

Commercial revenue	7,279	5,875	1,405	23.9

Gains (losses) on financial transactions	543	481	61	12.8

Gross operating income	7,822	6,356	1,466	23.1

Income from non-financial services (net) and other operating income	(123)	(72)	(51)	71.4
Operating expenses	(3,306)	(3,019)	(287)	9.5
General administrative expenses	(3,040)	(2,795)	(244)	8.7
Personnel	(1,653)	(1,510)	(143)	9.5
Other administrative expenses	(1,387)	(1,285)	(102)	7.9
Depreciation and amortisation	(267)	(224)	(43)	19.1

Net operating income	4,393	3,266	1,128	34.5

Net loan loss provisions	(1,151)	(560)	(590)	105.4
Other income	(256)	(198)	(58)	29.5

Profit before taxes	2,986	2,507	479	19.1

Tax on profit	(625)	(503)	(121)	24.1

Net profit from ordinary activity	2,361	2,004	358	17.8

Net profit from discontinued operations	—	9	(9)	(100.0)

Net consolidated profit	2,361	2,013	349	17.3

Minority interests	317	213	104	48.7

Attributable profit to the Group	2,044	1,799	245	13.6

			Variation
	30.09.07	30.09.06	Amount	%
Balance sheet
Loans and credits*	64,346	56,398	7,948	14.1
Trading portfolio (w/o loans)	26,819	24,641	2,178	8.8
Available-for-sale financial assets	11,554	17,064	(5,509)	(32.3)
Due from credit institutions*	13,738	22,207	(8,469)	(38.1)
Intangible assets and property and equipment	2,042	1,517	525	34.6
Other assets	23,798	16,541	7,256	43.9

Total assets/liabilities & shareholders’ equity	142,297	138,368	3,928	2.8

Customer deposits*	76,825	72,550	4,275	5.9
Marketable debt securities*	4,216	5,895	(1,679)	(28.5)
Subordinated debt	2,451	1,906	544	28.6
Insurance liabilities	2,423	1,932	491	25.4
Due to credit institutions*	23,116	30,106	(6,990)	(23.2)
Other liabilities	24,316	17,626	6,690	38.0
Shareholders’ equity	8,950	8,353	597	7.1

Other customer funds under management	67,760	52,989	14,772	27.9

Mutual funds	36,103	26,567	9,535	35.9
Pension funds	19,141	16,861	2,280	13.5
Managed portfolios	12,049	9,560	2,488	26.0
Savings-insurance policies	468	—	468	—

Customer funds under management	151,252	133,340	17,912	13.4

(*)	Includes all stock of concept classified in the balance sheet

Ratios (%) and other data
ROE	29.65	27.41	2.24 p.
Efficiency ratio	41.35	46.35	(5.00 p.	)
NPL ratio	1.77	1.65	0.12 p.
NPL coverage	139.16	166.55	(27.39 p.	)
Number of employees (direct & indirect)	71,592	65,363	6,229		9.5
Number of branches	4,573	4,242	331		7.8

Latin America

Million euros

	Q1 ’06	Q2 ’06	Q3 ’06	Q4 ’06	Q1 ’07	Q2 ’07	Q3 ’07
Income statement
Net interest income	1,225	1,290	1,366	1,399	1,471	1,600	1,774

Income from companies accounted for by the equity method	2	2	1	2	1	(0)	1
Net fees	634	617	622	682	709	740	790
Insurance activity	33	44	38	50	57	56	79

Commercial revenue	1,894	1,953	2,027	2,134	2,239	2,396	2,645

Gains (losses) on financial transactions	196	105	180	153	205	240	99

Gross operating income	2,091	2,058	2,207	2,286	2,444	2,635	2,743

Income from non-financial services (net) and other operating income	(24)	(26)	(21)	(48)	(36)	(38)	(49)
Operating expenses	(993)	(986)	(1,040)	(1,117)	(1,053)	(1,093)	(1,159)
General administrative expenses	(917)	(909)	(969)	(1,031)	(973)	(1,007)	(1,060)
Personnel	(499)	(500)	(511)	(543)	(523)	(551)	(578)
Other administrative expenses	(418)	(409)	(458)	(489)	(450)	(455)	(482)
Depreciation and amortisation	(75)	(77)	(72)	(86)	(80)	(87)	(99)

Net operating income	1,074	1,047	1,145	1,121	1,354	1,504	1,535

Net loan loss provisions	(184)	(205)	(171)	(299)	(327)	(377)	(447)
Other income	(6)	(123)	(69)	(55)	(4)	(157)	(95)

Profit before taxes (w/o capital gains)	883	719	905	768	1,023	970	993

Tax on profit	(196)	(118)	(189)	(205)	(250)	(182)	(192)

Net profit from ordinary activity	687	601	716	563	773	788	801

Net profit from discontinued operations	7	1	0	0	—	—	—

Net consolidated profit (w/o capital gains)	694	602	717	563	773	788	801

Minority interests	76	73	64	75	92	109	116

Attributable profit to the Group (w/o capital gains)	618	529	652	487	681	679	685

Net extraordinary gains and allowances	—	—	—	—	—	—	—

Attributable profit to the Group	618	529	652	487	681	679	685

	31.03.06	30.06.06	30.09.06	31.12.06	31.03.07	30.06.07	30.09.07
Balance sheet
Loans and credits*	53,530	53,256	56,398	60,172	59,399	63,689	64,346
Trading portfolio (w/o loans)	25,209	24,682	24,641	27,846	24,183	26,126	26,819
Available-for-sale financial assets	16,087	16,523	17,064	17,943	13,638	14,367	11,554
Due from credit institutions*	27,421	24,787	22,207	20,310	23,420	17,541	13,738
Intangible assets and property and equipment	1,364	1,280	1,517	1,695	1,689	1,946	2,042
Other assets	18,844	15,196	16,541	16,842	20,865	24,733	23,798

Total assets/liabilities & shareholders’ equity	142,455	135,725	138,368	144,809	143,194	148,402	142,297

Customer deposits*	66,929	65,681	72,550	75,301	75,488	78,971	76,825
Marketable debt securities*	6,337	6,264	5,895	5,258	4,367	4,744	4,216
Subordinated debt	1,077	1,565	1,906	2,383	2,450	2,503	2,451
Insurance liabilities	1,837	1,825	1,932	2,086	2,259	2,418	2,423
Due to credit institutions*	42,047	37,397	30,106	32,403	31,116	28,563	23,116
Other liabilities	14,751	14,778	17,626	19,529	18,720	21,568	24,316
Shareholders’ equity	9,479	8,215	8,353	7,847	8,795	9,636	8,950

Other customer funds under management	53,014	50,837	52,989	56,352	62,230	68,106	67,760

Mutual funds	24,885	24,363	26,567	27,965	32,494	35,526	36,103
Pension funds	19,110	17,449	16,861	18,052	18,564	20,039	19,141
Managed portfolios	9,018	9,025	9,560	10,334	11,172	12,035	12,049
Savings-insurance policies	—	—	—	—	—	506	468

Customer funds under management	127,356	124,348	133,340	139,295	144,534	154,323	151,252

(*)	Includes all stock of concept classified in the balance sheet

Other information
NPL ratio	1.71	1.77	1.65	1.38	1.50	1.61	1.77
NPL coverage	183.37	167.53	166.55	167.29	160.00	150.57	139.16
Risk-weighted assets	64,257	61,044	64,565	70,241	72,831	74,882	74,795

Latin America

Million dollars

			Variation
	9M ’07	9M ’06	Amount	%
Income statement
Net interest income	6,511	4,825	1,686	34.9

Income from companies accounted for by the equity method	3	7	(4)	(57.2)
Net fees	3,008	2,329	679	29.2
Insurance activity	259	143	117	81.9

Commercial revenue	9,782	7,303	2,478	33.9

Gains (losses) on financial transactions	729	598	131	21.9

Gross operating income	10,511	7,902	2,609	33.0

Income from non-financial services (net) and other operating income	(165)	(89)	(76)	85.3
Operating expenses	(4,443)	(3,753)	(690)	18.4
General administrative expenses	(4,084)	(3,475)	(610)	17.5
Personnel	(2,221)	(1,877)	(344)	18.3
Other administrative expenses	(1,864)	(1,598)	(266)	16.6
Depreciation and amortisation	(358)	(278)	(80)	28.8

Net operating income	5,904	4,060	1,844	45.4

Net loan loss provisions	(1,546)	(697)	(850)	122.0
Other income	(345)	(246)	(99)	40.0

Profit before taxes	4,013	3,117	896	28.7

Tax on profit	(839)	(626)	(214)	34.1

Net profit from ordinary activity	3,173	2,491	682	27.4

Net profit from discontinued operations	—	11	(11)	(100.0)

Net consolidated profit	3,173	2,502	671	26.8

Minority interests	426	265	161	60.7

Attributable profit to the Group	2,747	2,237	510	22.8

			Variation
	30.09.07	30.09.06	Amount	%
Balance sheet
Loans and credits*	91,236	71,399	19,837	27.8
Trading portfolio (w/o loans)	38,027	31,196	6,831	21.9
Available-for-sale financial assets	16,383	21,603	(5,220)	(24.2)
Due from credit institutions*	19,479	28,115	(8,635)	(30.7)
Intangible assets and property and equipment	2,895	1,921	974	50.7
Other assets	33,743	20,941	12,801	61.1

Total assets/liabilities & shareholders’ equity	201,763	175,175	26,588	15.2

Customer deposits*	108,930	91,849	17,081	18.6
Marketable debt securities*	5,978	7,462	(1,485)	(19.9)
Subordinated debt	3,475	2,414	1,061	44.0
Insurance liabilities	3,436	2,446	990	40.5
Due to credit institutions*	32,776	38,114	(5,338)	(14.0)
Other liabilities	34,477	22,315	12,163	54.5
Shareholders’ equity	12,691	10,575	2,116	20.0

Other customer funds under management	96,077	67,084	28,994	43.2

Mutual funds	51,190	33,634	17,556	52.2
Pension funds	27,140	21,346	5,794	27.1
Managed portfolios	17,084	12,103	4,981	41.2
Savings-insurance policies	663	—	663	—

Customer funds under management	214,460	168,808	45,652	27.0

(*)	Includes all stock of concept classified in the balance sheet

Latin America

Million dollars

	Q1 ’06	Q2 ’06	Q3 ’06	Q4 ’06	Q1 ’07	Q2 ’07	Q3 ’07
Income statement
Net interest income	1,472	1,617	1,735	1,794	1,928	2,153	2,430

Income from companies accounted for by the equity method	3	3	1	2	2	(0)	1
Net fees	762	775	792	875	929	996	1,083
Insurance activity	40	55	48	64	75	76	108

Commercial revenue	2,277	2,450	2,577	2,735	2,935	3,225	3,622

Gains (losses) on financial transactions	236	134	228	196	268	322	139

Gross operating income	2,513	2,583	2,805	2,932	3,203	3,547	3,761

Income from non-financial services (net) and other operating income	(29)	(33)	(27)	(61)	(48)	(51)	(67)
Operating expenses	(1,193)	(1,237)	(1,323)	(1,431)	(1,381)	(1,472)	(1,590)
General administrative expenses	(1,103)	(1,141)	(1,232)	(1,322)	(1,275)	(1,356)	(1,454)
Personnel	(600)	(627)	(650)	(696)	(686)	(742)	(793)
Other administrative expenses	(503)	(514)	(581)	(626)	(590)	(613)	(661)
Depreciation and amortisation	(91)	(96)	(91)	(110)	(105)	(117)	(136)

Net operating income	1,290	1,314	1,455	1,439	1,775	2,024	2,105

Net loan loss provisions	(222)	(256)	(219)	(381)	(428)	(507)	(611)
Other income	(7)	(151)	(88)	(70)	(5)	(209)	(131)

Profit before taxes (w/o capital gains)	1,061	907	1,149	988	1,341	1,308	1,363

Tax on profit	(236)	(151)	(239)	(262)	(328)	(247)	(264)

Net profit from ordinary activity	825	756	910	726	1,013	1,061	1,099

Net profit from discontinued operations	9	2	0	0	—	—	—

Net consolidated profit (w/o capital gains)	834	758	910	726	1,013	1,061	1,099

Minority interests	91	92	82	97	120	147	159

Attributable profit to the Group (w/o capital gains)	743	666	828	629	892	914	940

Net extraordinary gains and allowances	—	—	—	—	—	—	—

Attributable profit to the Group	743	666	828	629	892	914	940

	31.03.06	30.06.06	30.09.06	31.12.06	31.03.07	30.06.07	30.09.07
Balance sheet
Loans and credits*	64,792	67,705	71,399	79,247	79,107	86,012	91,236
Trading portfolio (w/o loans)	30,513	31,378	31,196	36,673	32,207	35,283	38,027
Available-for-sale financial assets	19,472	21,006	21,603	23,631	18,163	19,402	16,383
Due from credit institutions*	33,190	31,512	28,115	26,749	31,191	23,689	19,479
Intangible assets and property and equipment	1,651	1,627	1,921	2,233	2,250	2,628	2,895
Other assets	22,809	19,319	20,941	22,181	27,788	33,402	33,743

Total assets/liabilities & shareholders’ equity	172,428	172,548	175,175	190,713	190,706	200,417	201,763

Customer deposits*	81,010	83,501	91,849	99,172	100,535	106,650	108,930
Marketable debt securities*	7,671	7,964	7,462	6,925	5,816	6,407	5,978
Subordinated debt	1,303	1,989	2,414	3,139	3,263	3,380	3,475
Insurance liabilities	2,223	2,321	2,446	2,747	3,008	3,265	3,436
Due to credit institutions*	50,893	47,543	38,114	42,675	41,440	38,575	32,776
Other liabilities	17,854	18,787	22,315	25,720	24,931	29,127	34,477
Shareholders’ equity	11,473	10,443	10,575	10,334	11,714	13,013	12,691

Other customer funds under management	64,168	64,630	67,084	74,215	82,877	91,977	96,077

Mutual funds	30,121	30,973	33,634	36,830	43,275	47,978	51,190
Pension funds	23,131	22,183	21,346	23,774	24,724	27,063	27,140
Managed portfolios	10,916	11,474	12,103	13,610	14,878	16,253	17,084
Savings-insurance policies	—	—	—	—	—	684	663

Customer funds under management	154,152	158,083	168,808	183,451	192,491	208,413	214,460

(*)	Includes all stock of concept classified in the balance sheet

Latin America. Results
Million euros

	Gross operating income		Net operating income		Attributable profit to the Group
	9M ’07	Var. (%)	9M ’07	Var. (%)	9M ’07	Var. (%)

Brazil	3,162	28.7	1,845	45.8	699	16.7
Mexico	1,906	27.8	1,146	50.9	508	29.6
Chile	1,168	9.1	698	9.3	429	19.0
Puerto Rico	235	2.5	86	16.6	6	(72.5)
Venezuela	505	45.9	251	47.8	131	10.5
Colombia	109	42.5	37	127.7	17	(23.1)
Argentina	431	16.3	210	14.9	129	15.5
Rest	70	(38.2)	(20)	—	3	(95.7)

Subtotal	7,585	23.2	4,253	35.3	1,921	13.6

Santander Private Banking	237	17.8	140	15.6	123	14.2

Total	7,822	23.1	4,393	34.5	2,044	13.6

Latin America. Results
Million dollars

	Gross operating income		Net operating income		Attributable profit to the Group
	9M ’07	Var. (%)	9M ’07	Var. (%)	9M ’07	Var. (%)

Brazil	4,248	39.1	2,480	57.6	940	26.1
Mexico	2,561	38.1	1,540	63.1	682	40.1
Chile	1,569	17.9	938	18.1	576	28.7
Puerto Rico	316	10.8	116	26.0	8	(70.2)
Venezuela	678	57.7	337	59.7	176	19.5
Colombia	147	54.0	49	146.1	22	(16.9)
Argentina	580	25.7	282	24.2	173	24.9
Rest	94	(33.2)	(27)	—	4	(95.4)

Subtotal	10,193	33.2	5,715	46.2	2,582	22.7

Santander Private Banking	318	27.3	188	25.0	165	23.5

Total	10,511	33.0	5,904	45.4	2,747	22.8

Brazil
Million euros

			Variation
	9M ’07	9M ’06	Amount	%
Income statement
Net interest income	1,756	1,370	386	28.1

Income from companies accounted for by the equity method	1	1	(0)	(21.8)
Net fees	904	710	194	27.4
Insurance activity	65	38	27	70.8

Commercial revenue	2,726	2,119	607	28.6

Gains (losses) on financial transactions	436	338	98	28.9

Gross operating income	3,162	2,457	704	28.7

Income from non-financial services (net) and other operating income	(18)	16	(34)	—
Operating expenses	(1,298)	(1,207)	(91)	7.6
General administrative expenses	(1,196)	(1,124)	(71)	6.3
Personnel	(609)	(586)	(23)	4.0
Other administrative expenses	(587)	(539)	(48)	8.9
Depreciation and amortisation	(103)	(83)	(20)	24.2

Net operating income	1,845	1,266	579	45.8

Net loan loss provisions	(563)	(298)	(265)	89.2
Other income	(223)	(123)	(100)	81.5

Profit before taxes	1,059	845	214	25.3

Tax on profit	(349)	(237)	(112)	47.0

Net profit from ordinary activity	710	608	102	16.8

Net profit from discontinued operations	—	—	—	—

Net consolidated profit	710	608	102	16.8

Minority interests	11	9	2	25.3

Attributable profit to the Group	699	599	100	16.7

			Variation
	30.09.07	30.09.06	Amount	%
Balance sheet
Loans and credits*	16,219	11,943	4,277	35.8
Trading portfolio (w/o loans)	8,281	5,999	2,282	38.0
Available-for-sale financial assets	3,005	5,131	(2,127)	(41.4)
Due from credit institutions*	2,843	4,223	(1,380)	(32.7)
Intangible assets and property and equipment	913	565	348	61.5
Other assets	14,029	7,276	6,752	92.8

Total assets/liabilities & shareholders’ equity	45,290	35,137	10,153	28.9

Customer deposits*	20,070	15,862	4,209	26.5
Marketable debt securities*	837	861	(25)	(2.9)
Subordinated debt	1,594	1,118	476	42.6
Insurance liabilities	1,739	1,275	464	36.4
Due to credit institutions*	6,559	6,314	245	3.9
Other liabilities	11,128	7,165	3,963	55.3
Shareholders’ equity	3,363	2,543	820	32.3

Other customer funds under management	21,673	14,087	7,586	53.8

Mutual funds	20,762	13,453	7,309	54.3
Pension funds	0	—	0	—
Managed portfolios	858	635	223	35.2
Savings-insurance policies	53	—	53	—

Customer funds under management	44,174	31,928	12,246	38.4

(*)	Includes all stock of concept classified in the balance sheet

Ratios (%) and other data
ROE	29.28	29.63	(0.35 p.	)
Efficiency ratio	39.06	46.41	(7.35 p.	)
NPL ratio	2.79	2.82	(0.03 p.	)
NPL coverage	102.15	106.61	(4.46 p.	)
Number of employees (direct & indirect)	22,033	21,727	306		1.4
Number of branches	2,096	1,909	187		9.8

Brazil
Million euros

	Q1 ’06	Q2 ’06	Q3 ’06	Q4 ’06	Q1 ’07	Q2 ’07	Q3 ’07
Income statement
Net interest income	467	450	453	491	525	577	654

Income from companies accounted for by the equity method	1	0	(0)	0	0	0	0
Net fees	239	232	238	292	281	300	323
Insurance activity	8	16	14	19	21	25	19

Commercial revenue	715	699	705	802	828	902	996

Gains (losses) on financial transactions	89	88	161	100	133	199	104

Gross operating income	804	788	865	902	961	1,100	1,100

Income from non-financial services (net) and other operating income	3	5	7	(22)	(2)	(5)	(11)
Operating expenses	(398)	(396)	(413)	(419)	(413)	(430)	(455)
General administrative expenses	(369)	(369)	(386)	(387)	(381)	(396)	(418)
Personnel	(197)	(195)	(195)	(199)	(192)	(203)	(214)
Other administrative expenses	(173)	(174)	(192)	(188)	(190)	(194)	(204)
Depreciation and amortisation	(29)	(27)	(27)	(33)	(31)	(34)	(38)

Net operating income	409	397	460	461	547	665	634

Net loan loss provisions	(102)	(117)	(78)	(142)	(174)	(177)	(211)
Other income	(0)	(69)	(54)	(90)	(20)	(134)	(69)

Profit before taxes (w/o capital gains)	307	211	327	229	352	354	353

Tax on profit	(106)	(52)	(80)	(75)	(124)	(120)	(105)

Net profit from ordinary activity	201	160	247	154	228	234	248

Net profit from discontinued operations	—	—	—	—	—	—	—

Net consolidated profit (w/o capital gains)	201	160	247	154	228	234	248

Minority interests	3	2	3	2	4	4	3

Attributable profit to the Group (w/o capital gains)	198	157	244	152	225	230	245

Net extraordinary gains and allowances	—	—	—	—	—	—	—

Attributable profit to the Group	198	157	244	152	225	230	245

	31.03.06	30.06.06	30.09.06	31.12.06	31.03.07	30.06.07	30.09.07
Balance sheet
Loans and credits*	11,211	11,222	11,943	13,990	14,614	15,708	16,219
Trading portfolio (w/o loans)	8,375	5,756	5,999	8,933	7,055	7,171	8,281
Available-for-sale financial assets	6,307	5,851	5,131	6,356	2,708	3,427	3,005
Due from credit institutions*	8,005	7,663	4,223	2,619	2,425	3,316	2,843
Intangible assets and property and equipment	379	376	565	650	664	803	913
Other assets	9,318	6,876	7,276	7,273	10,567	14,970	14,029

Total assets/liabilities & shareholders’ equity	43,595	37,744	35,137	39,821	38,034	45,396	45,290

Customer deposits*	11,554	11,244	15,862	17,282	18,288	19,866	20,070
Marketable debt securities*	939	1,058	861	817	947	928	837
Subordinated debt	404	936	1,118	1,430	1,510	1,581	1,594
Insurance liabilities	1,209	1,207	1,275	1,407	1,550	1,667	1,739
Due to credit institutions*	19,648	13,769	6,314	8,542	5,592	8,294	6,559
Other liabilities	6,911	6,943	7,165	7,915	7,172	9,626	11,128
Shareholders’ equity	2,930	2,588	2,543	2,428	2,975	3,433	3,363

Other customer funds under management	13,070	13,376	14,087	14,674	18,326	20,136	21,673

Mutual funds	12,456	12,759	13,453	13,988	17,558	19,240	20,762
Pension funds	—	—	—	—	—	0	0
Managed portfolios	614	617	635	686	768	843	858
Savings-insurance policies	—	—	—	—	—	52	53

Customer funds under management	25,968	26,613	31,928	34,203	39,071	42,511	44,174

(*)	Includes all stock of concept classified in the balance sheet

Other information
NPL ratio	2.76	3.06	2.82	2.38	2.62	2.70	2.79
NPL coverage	126.24	109.28	106.61	102.78	98.77	101.72	102.15
Risk-weighted assets	16,811	15,303	16,082	18,200	19,484	21,106	21,996

Spread (Retail Banking)	20.95	20.48	19.28	18.01	18.24	18.05	17.72

Spread loans	18.42	18.43	17.38	16.34	16.62	16.63	16.34
Spread deposits	2.53	2.05	1.90	1.67	1.62	1.42	1.38

Brazil
Million dollars

			Variation
	9M ’07	9M ’06	Amount	%
Income statement
Net interest income	2,359	1,704	656	38.5

Income from companies accounted for by the equity method	1	1	(0)	(15.4)
Net fees	1,214	882	332	37.7
Insurance activity	88	48	40	84.7

Commercial revenue	3,663	2,635	1,028	39.0

Gains (losses) on financial transactions	585	420	165	39.3

Gross operating income	4,248	3,055	1,194	39.1

Income from non-financial services (net) and other operating income	(24)	19	(44)	—
Operating expenses	(1,744)	(1,500)	(244)	16.3
General administrative expenses	(1,607)	(1,398)	(209)	14.9
Personnel	(818)	(728)	(90)	12.4
Other administrative expenses	(788)	(670)	(119)	17.7
Depreciation and amortisation	(138)	(103)	(35)	34.2

Net operating income	2,480	1,574	906	57.6

Net loan loss provisions	(756)	(370)	(387)	104.5
Other income	(300)	(153)	(147)	96.2

Profit before taxes	1,423	1,051	372	35.4

Tax on profit	(469)	(295)	(174)	58.9

Net profit from ordinary activity	954	756	198	26.3

Net profit from discontinued operations	—	—	—	—

Net consolidated profit	954	756	198	26.3

Minority interests	14	11	4	35.4

Attributable profit to the Group	940	745	195	26.1

			Variation
	30.09.07	30.09.06	Amount	%
Balance sheet
Loans and credits*	22,997	15,119	7,878	52.1
Trading portfolio (w/o loans)	11,741	7,594	4,147	54.6
Available-for-sale financial assets	4,261	6,496	(2,236)	(34.4)
Due from credit institutions*	4,032	5,346	(1,315)	(24.6)
Intangible assets and property and equipment	1,295	716	579	80.9
Other assets	19,891	9,212	10,679	115.9

Total assets/liabilities & shareholders’ equity	64,217	44,484	19,733	44.4

Customer deposits*	28,458	20,081	8,377	41.7
Marketable debt securities*	1,186	1,091	96	8.8
Subordinated debt	2,260	1,415	845	59.7
Insurance liabilities	2,466	1,614	852	52.8
Due to credit institutions*	9,299	7,993	1,306	16.3
Other liabilities	15,779	9,071	6,708	74.0
Shareholders’ equity	4,769	3,219	1,549	48.1

Other customer funds under management	30,730	17,835	12,896	72.3

Mutual funds	29,439	17,031	12,407	72.9
Pension funds	0	—	0	—
Managed portfolios	1,216	803	413	51.4
Savings-insurance policies	75	—	75	—

Customer funds under management	62,634	40,421	22,213	55.0

(*)	Includes all stock of concept classified in the balance sheet

Brazil
Million dollars

	Q1 ’06	Q2 ’06	Q3 ’06	Q4 ’06	Q1 ’07	Q2 ’07	Q3 ’07
Income statement
Net interest income	562	566	576	629	689	776	895

Income from companies accounted for by the equity method	1	1	(0)	0	0	0	0
Net fees	287	292	303	374	369	403	443
Insurance activity	10	20	17	24	28	34	26

Commercial revenue	860	878	897	1,028	1,085	1,213	1,364

Gains (losses) on financial transactions	107	111	202	128	175	266	144

Gross operating income	967	989	1,099	1,156	1,260	1,480	1,509

Income from non-financial services (net) and other operating income	4	6	9	(27)	(3)	(7)	(14)
Operating expenses	(478)	(497)	(525)	(538)	(541)	(579)	(624)
General administrative expenses	(444)	(462)	(491)	(496)	(500)	(534)	(573)
Personnel	(236)	(244)	(248)	(256)	(251)	(273)	(294)
Other administrative expenses	(208)	(218)	(244)	(241)	(248)	(261)	(279)
Depreciation and amortisation	(34)	(34)	(34)	(42)	(41)	(45)	(51)

Net operating income	492	498	583	591	717	893	870

Net loan loss provisions	(123)	(147)	(100)	(182)	(228)	(239)	(289)
Other income	(0)	(84)	(69)	(114)	(27)	(178)	(95)

Profit before taxes (w/o capital gains)	369	267	414	296	461	476	485

Tax on profit	(127)	(66)	(102)	(97)	(162)	(162)	(145)

Net profit from ordinary activity	242	201	313	199	299	315	340

Net profit from discontinued operations	—	—	—	—	—	—	—

Net consolidated profit (w/o capital gains)	242	201	313	199	299	315	340

Minority interests	4	3	4	3	5	5	5

Attributable profit to the Group (w/o capital gains)	238	198	309	196	294	310	336

Net extraordinary gains and allowances	—	—	—	—	—	—	—

Attributable profit to the Group	238	198	309	196	294	310	336

	31.03.06	30.06.06	30.09.06	31.12.06	31.03.07	30.06.07	30.09.07
Balance sheet
Loans and credits*	13,570	14,266	15,119	18,425	19,463	21,214	22,997
Trading portfolio (w/o loans)	10,137	7,318	7,594	11,765	9,396	9,684	11,741
Available-for-sale financial assets	7,634	7,438	6,496	8,370	3,606	4,628	4,261
Due from credit institutions*	9,690	9,742	5,346	3,450	3,230	4,479	4,032
Intangible assets and property and equipment	458	478	716	856	884	1,085	1,295
Other assets	11,278	8,742	9,212	9,579	14,074	20,217	19,891

Total assets/liabilities & shareholders’ equity	52,768	47,984	44,484	52,445	50,653	61,307	64,217

Customer deposits*	13,985	14,294	20,081	22,760	24,355	26,829	28,458
Marketable debt securities*	1,137	1,345	1,091	1,076	1,262	1,253	1,186
Subordinated debt	489	1,190	1,415	1,883	2,010	2,136	2,260
Insurance liabilities	1,463	1,534	1,614	1,853	2,064	2,251	2,466
Due to credit institutions*	23,782	17,504	7,993	11,250	7,448	11,202	9,299
Other liabilities	8,365	8,826	9,071	10,424	9,552	13,000	15,779
Shareholders’ equity	3,547	3,291	3,219	3,198	3,962	4,636	4,769

Other customer funds under management	15,820	17,005	17,835	19,326	24,407	27,193	30,730

Mutual funds	15,077	16,220	17,031	18,423	23,384	25,984	29,439
Pension funds	—	—	—	—	—	0	0
Managed portfolios	743	784	803	903	1,023	1,138	1,216
Savings-insurance policies	—	—	—	—	—	71	75

Customer funds under management	31,431	33,833	40,421	45,045	52,034	57,411	62,634

(*)	Includes all stock of concept classified in the balance sheet

Brazil
Million brazilian real

			Variation
	9M ’07	9M ’06	Amount	%
Income statement
Net interest income	4,718	3,719	999	26.9

Income from companies accounted for by the equity method	2	3	(1)	(22.5)
Net fees	2,428	1,926	503	26.1
Insurance activity	176	104	72	69.1

Commercial revenue	7,324	5,751	1,573	27.3

Gains (losses) on financial transactions	1,170	917	253	27.6

Gross operating income	8,494	6,669	1,826	27.4

Income from non-financial services (net) and other operating income	(49)	42	(91)	—
Operating expenses	(3,488)	(3,276)	(212)	6.5
General administrative expenses	(3,212)	(3,051)	(161)	5.3
Personnel	(1,636)	(1,589)	(47)	2.9
Other administrative expenses	(1,576)	(1,462)	(114)	7.8
Depreciation and amortisation	(276)	(224)	(51)	23.0

Net operating income	4,958	3,435	1,522	44.3

Net loan loss provisions	(1,513)	(808)	(705)	87.3
Other income	(600)	(334)	(266)	79.7

Profit before taxes	2,846	2,294	551	24.0

Tax on profit	(938)	(644)	(293)	45.6

Net profit from ordinary activity	1,908	1,650	258	15.6

Net profit from discontinued operations	—	—	—	—

Net consolidated profit	1,908	1,650	258	15.6

Minority interests	29	23	6	24.0

Attributable profit to the Group	1,879	1,627	252	15.5

			Variation
	30.09.07	30.09.06	Amount	%
Balance sheet
Loans and credits*	42,280	32,862	9,418	28.7
Trading portfolio (w/o loans)	21,587	16,506	5,081	30.8
Available-for-sale financial assets	7,833	14,120	(6,287)	(44.5)
Due from credit institutions*	7,412	11,620	(4,208)	(36.2)
Intangible assets and property and equipment	2,381	1,556	825	53.0
Other assets	36,570	20,022	16,548	82.7

Total assets/liabilities & shareholders’ equity	118,062	96,686	21,377	22.1

Customer deposits*	52,320	43,646	8,674	19.9
Marketable debt securities*	2,181	2,370	(189)	(8.0)
Subordinated debt	4,155	3,075	1,079	35.1
Insurance liabilities	4,534	3,509	1,025	29.2
Due to credit institutions*	17,097	17,373	(276)	(1.6)
Other liabilities	29,009	19,715	9,294	47.1
Shareholders’ equity	8,768	6,998	1,770	25.3

Other customer funds under management	56,498	38,764	17,734	45.7

Mutual funds	54,123	37,018	17,106	46.2
Pension funds	0	—	0	—
Managed portfolios	2,237	1,746	490	28.1
Savings-insurance policies	138	—	138	—

Customer funds under management	115,153	87,856	27,298	31.1

(*)	Includes all stock of concept classified in the balance sheet

Brazil
Million brazilian real

	Q1 ’06	Q2 ’06	Q3 ’06	Q4 ’06	Q1 ’07	Q2 ’07	Q3 ’07
Income statement
Net interest income	1,231	1,237	1,251	1,357	1,451	1,543	1,724

Income from companies accounted for by the equity method	2	1	(0)	1	1	1	1
Net fees	630	638	658	807	777	801	850
Insurance activity	22	44	38	53	58	67	50

Commercial revenue	1,885	1,920	1,946	2,217	2,287	2,412	2,625

Gains (losses) on financial transactions	234	243	440	276	368	534	269

Gross operating income	2,119	2,163	2,387	2,493	2,654	2,946	2,894

Income from non-financial services (net) and other operating income	8	13	21	(60)	(6)	(15)	(28)
Operating expenses	(1,049)	(1,086)	(1,140)	(1,160)	(1,139)	(1,150)	(1,198)
General administrative expenses	(974)	(1,011)	(1,066)	(1,070)	(1,053)	(1,060)	(1,099)
Personnel	(518)	(534)	(537)	(551)	(530)	(542)	(564)
Other administrative expenses	(456)	(477)	(529)	(519)	(523)	(517)	(535)
Depreciation and amortisation	(75)	(75)	(74)	(90)	(86)	(90)	(99)

Net operating income	1,079	1,090	1,267	1,274	1,510	1,781	1,667

Net loan loss provisions	(269)	(321)	(217)	(392)	(481)	(474)	(558)
Other income	(0)	(185)	(149)	(246)	(56)	(362)	(181)

Profit before taxes (w/o capital gains)	810	585	900	636	972	945	929

Tax on profit	(279)	(144)	(221)	(208)	(342)	(321)	(276)

Net profit from ordinary activity	531	440	679	427	630	624	653

Net profit from discontinued operations	—	—	—	—	—	—	—

Net consolidated profit (w/o capital gains)	531	440	679	427	630	624	653

Minority interests	9	6	8	6	10	10	9

Attributable profit to the Group (w/o capital gains)	522	434	671	421	620	614	645

Net extraordinary gains and allowances	—	—	—	—	—	—	—

Attributable profit to the Group	522	434	671	421	620	614	645

	31.03.06	30.06.06	30.09.06	31.12.06	31.03.07	30.06.07	30.09.07
Balance sheet
Loans and credits*	29,664	30,858	32,862	39,337	39,422	40,765	42,280
Trading portfolio (w/o loans)	22,161	15,828	16,506	25,118	19,032	18,609	21,587
Available-for-sale financial assets	16,688	16,089	14,120	17,871	7,304	8,892	7,833
Due from credit institutions*	21,182	21,071	11,620	7,365	6,542	8,607	7,412
Intangible assets and property and equipment	1,002	1,034	1,556	1,827	1,792	2,085	2,381
Other assets	24,654	18,908	20,022	20,452	28,506	38,850	36,570

Total assets/liabilities & shareholders’ equity	115,350	103,789	96,686	111,969	102,598	117,808	118,062

Customer deposits*	30,571	30,919	43,646	48,593	49,332	51,555	52,320
Marketable debt securities*	2,486	2,909	2,370	2,297	2,556	2,407	2,181
Subordinated debt	1,070	2,573	3,075	4,021	4,072	4,104	4,155
Insurance liabilities	3,198	3,318	3,509	3,957	4,181	4,326	4,534
Due to credit institutions*	51,987	37,862	17,373	24,019	15,085	21,525	17,097
Other liabilities	18,285	19,091	19,715	22,255	19,347	24,981	29,009
Shareholders’ equity	7,754	7,118	6,998	6,827	8,025	8,909	8,768

Other customer funds under management	34,582	36,781	38,764	41,261	49,436	52,254	56,498

Mutual funds	32,957	35,084	37,018	39,332	47,365	49,931	54,123
Pension funds	—	—	—	—	—	0	0
Managed portfolios	1,625	1,697	1,746	1,928	2,071	2,187	2,237
Savings-insurance policies	—	—	—	—	—	136	138

Customer funds under management	68,709	73,182	87,856	96,172	105,396	110,320	115,153

(*)	Includes all stock of concept classified in the balance sheet

Mexico
Million euros

			Variation
	9M ’07	9M ’06	Amount	%
Income statement
Net interest income	1,418	1,104	314	28.5

Income from companies accounted for by the equity method	—	—	—	—
Net fees	462	391	70	17.9
Insurance activity	27	19	9	46.7

Commercial revenue	1,907	1,514	393	26.0

Gains (losses) on financial transactions	(1)	(22)	21	(95.1)

Gross operating income	1,906	1,491	415	27.8

Income from non-financial services (net) and other operating income	(53)	(55)	2	(4.2)
Operating expenses	(707)	(677)	(31)	4.5
General administrative expenses	(649)	(626)	(23)	3.6
Personnel	(348)	(314)	(35)	11.1
Other administrative expenses	(301)	(313)	12	(3.8)
Depreciation and amortisation	(58)	(51)	(8)	15.4

Net operating income	1,146	760	386	50.9

Net loan loss provisions	(309)	(109)	(200)	182.8
Other income	(20)	(18)	(3)	14.4

Profit before taxes	817	633	184	29.1

Tax on profit	(138)	(115)	(23)	19.7

Net profit from ordinary activity	679	518	162	31.2

Net profit from discontinued operations	—	—	—	—

Net consolidated profit	679	518	162	31.2

Minority interests	172	126	46	36.3

Attributable profit to the Group	508	392	116	29.6

			Variation
	30.09.07	30.09.06	Amount	%
Balance sheet
Loans and credits*	14,500	14,073	428	3.0
Trading portfolio (w/o loans)	12,630	15,084	(2,454)	(16.3)
Available-for-sale financial assets	4,477	6,944	(2,467)	(35.5)
Due from credit institutions*	6,720	9,427	(2,707)	(28.7)
Intangible assets and property and equipment	416	320	95	29.7
Other assets	4,290	4,981	(690)	(13.9)

Total assets/liabilities & shareholders’ equity	43,034	50,829	(7,795)	(15.3)

Customer deposits*	20,807	23,944	(3,138)	(13.1)
Marketable debt securities*	838	2,496	(1,658)	(66.4)
Subordinated debt	54	61	(6)	(10.6)
Insurance liabilities	89	81	8	10.5
Due to credit institutions*	12,676	16,343	(3,666)	(22.4)
Other liabilities	5,977	5,598	379	6.8
Shareholders’ equity	2,592	2,307	286	12.4

Other customer funds under management	13,051	11,583	1,468	12.7

Mutual funds	9,440	8,375	1,066	12.7
Pension funds	3,611	3,208	403	12.6
Managed portfolios	—	—	—	—
Savings-insurance policies	—	—	—	—

Customer funds under management	34,751	38,084	(3,333)	(8.8)

(*)	Includes all stock of concept classified in the balance sheet

Ratios (%) and other data
ROE	27.78	22.81	4.97 p.
Efficiency ratio	36.78	45.18	(8.40 p.	)
NPL ratio	1.09	0.90	0.19 p.
NPL coverage	210.43	240.83	(30.40 p.	)
Number of employees (direct & indirect)	16,520	14,934	1,586		10.6
Number of branches	1,059	1,016	43		4.2

Mexico
Million euros

	Q1 ’06	Q2 ’06	Q3 ’06	Q4 ’06	Q1 ’07	Q2 ’07	Q3 ’07
Income statement
Net interest income	342	345	417	454	457	464	498

Income from companies accounted for by the equity method	—	—	—	—	0	(0)	(0)
Net fees	139	129	124	145	140	154	167
Insurance activity	6	7	6	5	10	9	9

Commercial revenue	487	480	547	604	607	627	674

Gains (losses) on financial transactions	26	(7)	(41)	19	8	(7)	(1)

Gross operating income	512	473	506	623	615	619	672

Income from non-financial services (net) and other operating income	(17)	(20)	(18)	(18)	(20)	(15)	(18)
Operating expenses	(228)	(211)	(238)	(267)	(231)	(228)	(248)
General administrative expenses	(211)	(195)	(220)	(247)	(212)	(209)	(228)
Personnel	(108)	(100)	(106)	(111)	(111)	(116)	(121)
Other administrative expenses	(103)	(96)	(114)	(136)	(101)	(93)	(107)
Depreciation and amortisation	(17)	(16)	(18)	(20)	(19)	(19)	(20)

Net operating income	267	242	250	338	364	377	405

Net loan loss provisions	(30)	(39)	(41)	(97)	(90)	(113)	(106)
Other income	(12)	(1)	(5)	21	(3)	(3)	(15)

Profit before taxes (w/o capital gains)	225	202	205	261	271	261	285

Tax on profit	(37)	(25)	(52)	(85)	(66)	(36)	(36)

Net profit from ordinary activity	188	177	153	176	206	225	249

Net profit from discontinued operations	—	—	—	—	—	—	—

Net consolidated profit (w/o capital gains)	188	177	153	176	206	225	249

Minority interests	46	42	38	40	50	58	63

Attributable profit to the Group (w/o capital gains)	142	135	115	136	156	167	186

Net extraordinary gains and allowances	—	—	—	—	—	—	—

Attributable profit to the Group	142	135	115	136	156	167	186

	31.03.06	30.06.06	30.09.06	31.12.06	31.03.07	30.06.07	30.09.07
Balance sheet
Loans and credits*	13,153	12,939	14,073	15,647	13,750	14,888	14,500
Trading portfolio (w/o loans)	14,138	15,844	15,084	15,084	13,249	13,650	12,630
Available-for-sale financial assets	4,399	5,616	6,944	6,686	6,406	6,272	4,477
Due from credit institutions*	7,897	7,241	9,427	7,844	5,524	6,821	6,720
Intangible assets and property and equipment	315	291	320	368	365	418	416
Other assets	5,464	4,054	4,981	4,401	5,610	4,193	4,290

Total assets/liabilities & shareholders’ equity	45,368	45,985	50,829	50,032	44,904	46,242	43,034

Customer deposits*	23,818	23,172	23,944	23,416	22,631	22,307	20,807
Marketable debt securities*	2,742	2,580	2,496	2,215	996	1,129	838
Subordinated debt	62	60	61	57	58	56	54
Insurance liabilities	70	70	81	88	92	101	89
Due to credit institutions*	11,982	13,623	16,343	15,505	12,273	14,235	12,676
Other liabilities	4,327	4,280	5,598	6,507	6,800	5,774	5,977
Shareholders’ equity	2,366	2,200	2,307	2,244	2,054	2,640	2,592

Other customer funds under management	10,942	10,120	11,583	11,689	12,403	13,490	13,051

Mutual funds	7,662	7,138	8,375	8,395	9,017	9,767	9,440
Pension funds	3,280	2,982	3,208	3,295	3,386	3,722	3,611
Managed portfolios	—	—	—	—	—	—	—
Savings-insurance policies	—	—	—	—	—	—	—

Customer funds under management	37,565	35,931	38,084	37,377	36,088	36,982	34,751

(*)	Includes all stock of concept classified in the balance sheet

Other information
NPL ratio	0.69	0.89	0.90	0.64	0.83	1.05	1.09
NPL coverage	335.91	251.48	240.83	279.19	241.35	216.93	210.43
Risk-weighted assets	13,017	12,778	15,196	15,850	15,965	15,123	15,050

Spread (Retail Banking)	11.62	12.21	13.64	14.20	14.39	14.25	14.41

Spread loans	8.13	9.05	10.34	10.72	10.84	10.79	10.99
Spread deposits	3.49	3.16	3.30	3.48	3.55	3.46	3.42

Mexico
Million dollars

			Variation
	9M ’07	9M ’06	Amount	%
Income statement
Net interest income	1,906	1,372	534	38.9

Income from companies accounted for by the equity method	—	—	—	—
Net fees	620	487	134	27.5
Insurance activity	37	23	14	58.6

Commercial revenue	2,563	1,882	681	36.2

Gains (losses) on financial transactions	(1)	(28)	26	(94.7)

Gross operating income	2,561	1,854	707	38.1

Income from non-financial services (net) and other operating income	(71)	(68)	(2)	3.5
Operating expenses	(950)	(841)	(109)	13.0
General administrative expenses	(872)	(778)	(94)	12.0
Personnel	(468)	(390)	(78)	20.1
Other administrative expenses	(404)	(389)	(15)	3.9
Depreciation and amortisation	(78)	(63)	(16)	24.8

Net operating income	1,540	944	596	63.1

Net loan loss provisions	(415)	(136)	(279)	205.7
Other income	(27)	(22)	(5)	23.6

Profit before taxes	1,098	787	311	39.6

Tax on profit	(185)	(143)	(42)	29.4

Net profit from ordinary activity	913	644	269	41.8

Net profit from discontinued operations	—	—	—	—

Net consolidated profit	913	644	269	41.8

Minority interests	231	157	74	47.3

Attributable profit to the Group	682	487	195	40.1

			Variation
	30.09.07	30.09.06	Amount	%
Balance sheet
Loans and credits*	20,560	17,816	2,744	15.4
Trading portfolio (w/o loans)	17,908	19,097	(1,188)	(6.2)
Available-for-sale financial assets	6,348	8,791	(2,444)	(27.8)
Due from credit institutions*	9,529	11,934	(2,406)	(20.2)
Intangible assets and property and equipment	589	406	184	45.3
Other assets	6,083	6,305	(222)	(3.5)

Total assets/liabilities & shareholders’ equity	61,017	64,349	(3,332)	(5.2)

Customer deposits*	29,502	30,313	(812)	(2.7)
Marketable debt securities*	1,189	3,160	(1,971)	(62.4)
Subordinated debt	77	77	0	0.1
Insurance liabilities	126	102	24	23.8
Due to credit institutions*	17,974	20,690	(2,716)	(13.1)
Other liabilities	8,475	7,087	1,388	19.6
Shareholders’ equity	3,676	2,921	755	25.9

Other customer funds under management	18,506	14,664	3,842	26.2

Mutual funds	13,386	10,602	2,783	26.2
Pension funds	5,120	4,062	1,059	26.1
Managed portfolios	—	—	—	—
Savings-insurance policies	—	—	—	—

Customer funds under management	49,273	48,214	1,059	2.2

(*)	Includes all stock of concept classified in the balance sheet

Mexico
Million dollars

	Q1 ’06	Q2 ’06	Q3 ’06	Q4 ’06	Q1 ’07	Q2 ’07	Q3 ’07
Income statement
Net interest income	411	432	529	580	599	625	682

Income from companies accounted for by the equity method	—	—	—	—	0	(0)	(0)
Net fees	167	162	158	186	184	208	229
Insurance activity	7	8	8	6	13	12	12

Commercial revenue	585	603	694	772	795	844	923

Gains (losses) on financial transactions	31	(8)	(51)	24	10	(10)	(2)

Gross operating income	616	595	644	796	805	834	921

Income from non-financial services (net) and other operating income	(21)	(25)	(22)	(23)	(26)	(20)	(25)
Operating expenses	(273)	(265)	(302)	(341)	(302)	(308)	(341)
General administrative expenses	(253)	(246)	(279)	(316)	(278)	(282)	(313)
Personnel	(129)	(125)	(135)	(142)	(146)	(156)	(166)
Other administrative expenses	(124)	(120)	(145)	(174)	(132)	(126)	(146)
Depreciation and amortisation	(20)	(20)	(23)	(25)	(24)	(26)	(28)

Net operating income	321	304	319	431	477	507	555

Net loan loss provisions	(36)	(48)	(51)	(123)	(118)	(152)	(145)
Other income	(14)	(1)	(6)	26	(3)	(4)	(20)

Profit before taxes (w/o capital gains)	271	254	261	334	356	351	391

Tax on profit	(45)	(32)	(66)	(108)	(86)	(49)	(50)

Net profit from ordinary activity	226	222	195	226	270	302	341

Net profit from discontinued operations	—	—	—	—	—	—	—

Net consolidated profit (w/o capital gains)	226	222	195	226	270	302	341

Minority interests	56	53	48	52	66	78	87

Attributable profit to the Group (w/o capital gains)	170	169	147	175	204	224	254

Net extraordinary gains and allowances	—	—	—	—	—	—	—

Attributable profit to the Group	170	169	147	175	204	224	254

	31.03.06	30.06.06	30.09.06	31.12.06	31.03.07	30.06.07	30.09.07
Balance sheet
Loans and credits*	15,921	16,450	17,816	20,607	18,312	20,106	20,560
Trading portfolio (w/o loans)	17,113	20,142	19,097	19,866	17,644	18,434	17,908
Available-for-sale financial assets	5,325	7,139	8,791	8,806	8,532	8,471	6,348
Due from credit institutions*	9,559	9,205	11,934	10,331	7,357	9,212	9,529
Intangible assets and property and equipment	382	370	406	485	487	564	589
Other assets	6,614	5,154	6,305	5,797	7,471	5,663	6,083

Total assets/liabilities & shareholders’ equity	54,913	58,461	64,349	65,892	59,803	62,449	61,017

Customer deposits*	28,830	29,459	30,313	30,839	30,140	30,126	29,502
Marketable debt securities*	3,319	3,280	3,160	2,917	1,327	1,524	1,189
Subordinated debt	75	76	77	75	77	76	77
Insurance liabilities	85	89	102	116	122	136	126
Due to credit institutions*	14,503	17,319	20,690	20,420	16,345	19,224	17,974
Other liabilities	5,237	5,442	7,087	8,570	9,056	7,798	8,475
Shareholders’ equity	2,863	2,797	2,921	2,955	2,736	3,565	3,676

Other customer funds under management	13,244	12,865	14,664	15,395	16,518	18,218	18,506

Mutual funds	9,275	9,074	10,602	11,056	12,009	13,191	13,386
Pension funds	3,970	3,791	4,062	4,339	4,509	5,027	5,120
Managed portfolios	—	—	—	—	—	—	—
Savings-insurance policies	—	—	—	—	—	—	—

Customer funds under management	45,469	45,679	48,214	49,226	48,062	49,944	49,273

(*)	Includes all stock of concept classified in the balance sheet

Mexico
Million new mexican peso

			Variation
	9M ’07	9M ’06	Amount	%
Income statement
Net interest income	20,865	14,947	5,918	39.6

Income from companies accounted for by the equity method	—	—	—	—
Net fees	6,792	5,301	1,492	28.1
Insurance activity	402	252	150	59.4

Commercial revenue	28,060	20,500	7,560	36.9

Gains (losses) on financial transactions	(16)	(303)	287	(94.7)

Gross operating income	28,044	20,197	7,847	38.9

Income from non-financial services (net) and other operating income	(775)	(745)	(30)	4.1
Operating expenses	(10,406)	(9,164)	(1,241)	13.5
General administrative expenses	(9,548)	(8,480)	(1,068)	12.6
Personnel	(5,124)	(4,246)	(878)	20.7
Other administrative expenses	(4,424)	(4,234)	(189)	4.5
Depreciation and amortisation	(858)	(684)	(174)	25.4

Net operating income	16,863	10,287	6,576	63.9

Net loan loss provisions	(4,546)	(1,480)	(3,067)	207.3
Other income	(296)	(238)	(58)	24.3

Profit before taxes	12,021	8,570	3,451	40.3

Tax on profit	(2,024)	(1,557)	(468)	30.0

Net profit from ordinary activity	9,997	7,013	2,983	42.5

Net profit from discontinued operations	—	—	—	—

Net consolidated profit	9,997	7,013	2,983	42.5

Minority interests	2,527	1,707	820	48.1

Attributable profit to the Group	7,470	5,306	2,163	40.8

			Variation
	30.09.07	30.09.06	Amount	%
Balance sheet
Loans and credits*	224,506	195,797	28,708	14.7
Trading portfolio (w/o loans)	195,552	209,872	(14,320)	(6.8)
Available-for-sale financial assets	69,313	96,614	(27,301)	(28.3)
Due from credit institutions*	104,047	131,156	(27,108)	(20.7)
Intangible assets and property and equipment	6,437	4,459	1,978	44.4
Other assets	66,427	69,296	(2,869)	(4.1)

Total assets/liabilities & shareholders’ equity	666,280	707,193	(40,913)	(5.8)

Customer deposits*	322,142	333,140	(10,998)	(3.3)
Marketable debt securities*	12,978	34,727	(21,749)	(62.6)
Subordinated debt	841	845	(5)	(0.5)
Insurance liabilities	1,379	1,121	258	23.0
Due to credit institutions*	196,263	227,380	(31,117)	(13.7)
Other liabilities	92,538	77,883	14,655	18.8
Shareholders’ equity	40,139	32,097	8,042	25.1

Other customer funds under management	202,073	161,157	40,916	25.4

Mutual funds	146,163	116,520	29,643	25.4
Pension funds	55,909	44,637	11,272	25.3
Managed portfolios	—	—	—	—
Savings-insurance policies	—	—	—	—

Customer funds under management	538,034	529,869	8,164	1.5

(*)	Includes all stock of concept classified in the balance sheet

Mexico
Million new mexican peso

	Q1 ’06	Q2 ’06	Q3 ’06	Q4 ’06	Q1 ’07	Q2 ’07	Q3 ’07
Income statement
Net interest income	4,355	4,813	5,780	6,319	6,596	6,797	7,472

Income from companies accounted for by the equity method	—	—	—	—	0	(0)	(0)
Net fees	1,769	1,807	1,725	2,023	2,025	2,262	2,505
Insurance activity	75	91	87	68	139	126	137

Commercial revenue	6,199	6,711	7,591	8,411	8,761	9,185	10,114

Gains (losses) on financial transactions	327	(80)	(550)	258	112	(108)	(21)

Gross operating income	6,525	6,631	7,041	8,669	8,873	9,077	10,094

Income from non-financial services (net) and other operating income	(222)	(277)	(246)	(256)	(285)	(213)	(277)
Operating expenses	(2,899)	(2,959)	(3,307)	(3,716)	(3,328)	(3,346)	(3,732)
General administrative expenses	(2,684)	(2,740)	(3,056)	(3,439)	(3,059)	(3,065)	(3,424)
Personnel	(1,372)	(1,398)	(1,476)	(1,545)	(1,607)	(1,696)	(1,821)
Other administrative expenses	(1,312)	(1,342)	(1,580)	(1,894)	(1,452)	(1,369)	(1,603)
Depreciation and amortisation	(214)	(219)	(251)	(277)	(270)	(281)	(307)

Net operating income	3,405	3,395	3,488	4,697	5,259	5,519	6,085

Net loan loss provisions	(381)	(536)	(562)	(1,344)	(1,302)	(1,654)	(1,590)
Other income	(153)	(19)	(65)	284	(37)	(44)	(214)

Profit before taxes (w/o capital gains)	2,870	2,839	2,861	3,638	3,920	3,820	4,281

Tax on profit	(473)	(363)	(721)	(1,175)	(949)	(530)	(546)

Net profit from ordinary activity	2,397	2,477	2,140	2,463	2,971	3,291	3,735

Net profit from discontinued operations	—	—	—	—	—	—	—

Net consolidated profit (w/o capital gains)	2,397	2,477	2,140	2,463	2,971	3,291	3,735

Minority interests	591	590	526	561	725	850	952

Attributable profit to the Group (w/o capital gains)	1,805	1,887	1,614	1,901	2,246	2,440	2,783

Net extraordinary gains and allowances	—	—	—	—	—	—	—

Attributable profit to the Group	1,805	1,887	1,614	1,901	2,246	2,440	2,783

	31.03.06	30.06.06	30.09.06	31.12.06	31.03.07	30.06.07	30.09.07
Balance sheet
Loans and credits*	174,052	185,463	195,797	223,569	201,272	216,831	224,506
Trading portfolio (w/o loans)	187,089	227,090	209,872	215,522	193,929	198,801	195,552
Available-for-sale financial assets	58,217	80,493	96,614	95,535	93,771	91,354	69,313
Due from credit institutions*	104,498	103,785	131,156	112,081	80,860	99,347	104,047
Intangible assets and property and equipment	4,173	4,175	4,459	5,265	5,347	6,081	6,437
Other assets	72,307	58,113	69,296	62,889	82,116	61,071	66,427

Total assets/liabilities & shareholders’ equity	600,335	659,119	707,193	714,861	657,295	673,484	666,280

Customer deposits*	315,181	332,135	333,140	334,568	331,266	324,892	322,142
Marketable debt securities*	36,284	36,976	34,727	31,648	14,584	16,441	12,978
Subordinated debt	824	853	845	818	849	817	841
Insurance liabilities	929	1,008	1,121	1,254	1,344	1,467	1,379
Due to credit institutions*	158,555	195,265	227,380	221,539	179,648	207,319	196,263
Other liabilities	57,257	61,352	77,883	92,973	99,535	84,098	92,538
Shareholders’ equity	31,305	31,531	32,097	32,061	30,070	38,449	40,139

Other customer funds under management	144,795	145,048	161,157	167,019	181,552	196,470	202,073

Mutual funds	101,394	102,309	116,520	119,946	131,990	142,257	146,163
Pension funds	43,401	42,738	44,637	47,072	49,562	54,213	55,909
Managed portfolios	—	—	—	—	—	—	—
Savings-insurance policies	—	—	—	—	—	—	—

Customer funds under management	497,084	515,012	529,869	534,053	528,251	538,620	538,034

(*)	Includes all stock of concept classified in the balance sheet

Chile
Million euros

			Variation
	9M ’07	9M ’06	Amount	%
Income statement
Net interest income	800	716	84	11.7

Income from companies accounted for by the equity method	(3)	1	(4)	—
Net fees	276	252	23	9.2
Insurance activity	35	28	7	23.2

Commercial revenue	1,107	998	110	11.0

Gains (losses) on financial transactions	60	73	(13)	(17.4)

Gross operating income	1,168	1,071	97	9.1

Income from non-financial services (net) and other operating income	(16)	(8)	(7)	91.5
Operating expenses	(454)	(423)	(30)	7.2
General administrative expenses	(408)	(383)	(25)	6.5
Personnel	(249)	(235)	(15)	6.3
Other administrative expenses	(159)	(148)	(10)	6.9
Depreciation and amortisation	(46)	(41)	(5)	13.3

Net operating income	698	639	59	9.3

Net loan loss provisions	(117)	(89)	(28)	31.9
Other income	43	(47)	90	—

Profit before taxes	623	503	120	24.0

Tax on profit	(87)	(83)	(3)	4.1

Net profit from ordinary activity	537	420	117	27.9

Net profit from discontinued operations	—	—	—	—

Net consolidated profit	537	420	117	27.9

Minority interests	108	59	48	81.5

Attributable profit to the Group	429	360	69	19.0

			Variation
	30.09.07	30.09.06	Amount	%
Balance sheet
Loans and credits*	16,109	15,223	886	5.8
Trading portfolio (w/o loans)	1,833	1,426	407	28.6
Available-for-sale financial assets	936	1,195	(260)	(21.7)
Due from credit institutions*	1,501	3,253	(1,753)	(53.9)
Intangible assets and property and equipment	332	303	29	9.7
Other assets	1,978	1,749	229	13.1

Total assets/liabilities & shareholders’ equity	22,689	23,150	(461)	(2.0)

Customer deposits*	13,346	13,151	195	1.5
Marketable debt securities*	1,958	1,611	348	21.6
Subordinated debt	612	728	(117)	(16.0)
Insurance liabilities	68	53	14	26.5
Due to credit institutions*	3,357	4,376	(1,019)	(23.3)
Other liabilities	2,192	1,770	422	23.8
Shareholders’ equity	1,156	1,461	(304)	(20.8)

Other customer funds under management	13,014	10,602	2,412	22.8

Mutual funds	3,948	2,991	957	32.0
Pension funds	9,063	7,611	1,452	19.1
Managed portfolios	—	—	—	—
Savings-insurance policies	3	—	3	—

Customer funds under management	28,930	26,092	2,838	10.9

(*)	Includes all stock of concept classified in the balance sheet

Ratios (%) and other data
ROE	44.84	30.84	14.00 p.
Efficiency ratio	38.86	39.55	(0.69 p.	)
NPL ratio	2.08	1.78	0.30 p.
NPL coverage	121.04	168.01	(46.97 p.	)
Number of employees (direct & indirect)	13,826	12,066	1,760		14.6
Number of branches	483	415	68		16.4

Chile
Million euros

	Q1 ’06	Q2 ’06	Q3 ’06	Q4 ’06	Q1 ’07	Q2 ’07	Q3 ’07
Income statement
Net interest income	197	264	256	194	215	269	316

Income from companies accounted for by the equity method	0	0	0	0	(0)	(1)	(1)
Net fees	86	84	83	86	91	91	94
Insurance activity	8	11	9	8	10	11	13

Commercial revenue	291	359	348	289	316	369	423

Gains (losses) on financial transactions	42	6	26	38	38	14	9

Gross operating income	332	365	374	326	353	383	431

Income from non-financial services (net) and other operating income	(2)	(4)	(2)	(3)	(5)	(5)	(5)
Operating expenses	(136)	(144)	(143)	(157)	(138)	(152)	(163)
General administrative expenses	(123)	(125)	(134)	(146)	(126)	(138)	(145)
Personnel	(74)	(80)	(81)	(97)	(75)	(85)	(89)
Other administrative expenses	(49)	(45)	(54)	(49)	(50)	(53)	(56)
Depreciation and amortisation	(13)	(19)	(9)	(11)	(13)	(14)	(19)

Net operating income	194	217	229	166	210	226	263

Net loan loss provisions	(36)	(30)	(23)	(20)	(31)	(29)	(57)
Other income	(1)	(18)	(29)	41	12	17	13

Profit before taxes (w/o capital gains)	157	169	177	186	190	214	219

Tax on profit	(25)	(24)	(34)	(31)	(31)	(28)	(28)

Net profit from ordinary activity	132	145	142	155	160	186	191

Net profit from discontinued operations	—	—	—	—	—	—	—

Net consolidated profit (w/o capital gains)	132	145	142	155	160	186	191

Minority interests	19	22	19	26	29	39	39

Attributable profit to the Group (w/o capital gains)	114	123	123	129	131	147	152

Net extraordinary gains and allowances	—	—	—	—	—	—	—

Attributable profit to the Group	114	123	123	129	131	147	152

	31.03.06	30.06.06	30.09.06	31.12.06	31.03.07	30.06.07	30.09.07
Balance sheet
Loans and credits*	15,253	14,902	15,223	15,107	15,494	15,654	16,109
Trading portfolio (w/o loans)	990	1,076	1,426	1,507	1,426	1,368	1,833
Available-for-sale financial assets	1,210	1,197	1,195	772	711	764	936
Due from credit institutions*	4,458	3,656	3,253	3,151	2,678	2,005	1,501
Intangible assets and property and equipment	318	286	303	319	301	333	332
Other assets	1,378	1,828	1,749	2,139	1,500	1,931	1,978

Total assets/liabilities & shareholders’ equity	23,606	22,945	23,150	22,995	22,110	22,055	22,689

Customer deposits*	13,261	13,224	13,151	13,216	13,372	13,594	13,346
Marketable debt securities*	1,603	1,618	1,611	1,536	1,467	1,695	1,958
Subordinated debt	610	570	728	705	690	678	612
Insurance liabilities	47	44	53	58	59	63	68
Due to credit institutions*	5,288	5,177	4,376	4,158	3,586	3,550	3,357
Other liabilities	1,016	916	1,770	2,019	1,520	1,286	2,192
Shareholders’ equity	1,781	1,397	1,461	1,304	1,416	1,188	1,156

Other customer funds under management	10,509	9,760	10,602	11,732	12,213	13,394	13,014

Mutual funds	2,941	2,795	2,991	3,584	3,811	4,224	3,948
Pension funds	7,568	6,965	7,611	8,148	8,402	9,170	9,063
Managed portfolios	—	—	—	—	—	—	—
Savings-insurance policies	—	—	—	—	—	—	3

Customer funds under management	25,983	25,171	26,092	27,189	27,742	29,361	28,930

(*)	Includes all stock of concept classified in the balance sheet

Other information
NPL ratio	2.15	1.90	1.78	1.59	1.70	1.88	2.08
NPL coverage	165.07	174.22	168.01	152.62	147.57	132.02	121.04
Risk-weighted assets	14,403	13,232	14,112	13,873	14,876	14,479	15,564

Spread (Retail Banking)	6.86	7.11	6.97	6.94	7.28	6.97	7.50

Spread loans	5.07	5.07	4.95	4.91	5.08	5.14	5.27
Spread deposits	1.79	2.04	2.02	2.03	2.20	1.83	2.23

Chile
Million dollars

			Variation
	9M ’07	9M ’06	Amount	%
Income statement
Net interest income	1,075	890	185	20.8

Income from companies accounted for by the equity method	(4)	1	(5)	—
Net fees	370	314	57	18.0
Insurance activity	47	35	12	33.1

Commercial revenue	1,488	1,240	248	20.0

Gains (losses) on financial transactions	81	91	(10)	(10.7)

Gross operating income	1,569	1,331	238	17.9

Income from non-financial services (net) and other operating income	(21)	(10)	(11)	107.0
Operating expenses	(610)	(526)	(83)	15.8
General administrative expenses	(548)	(476)	(72)	15.1
Personnel	(335)	(292)	(43)	14.9
Other administrative expenses	(213)	(184)	(29)	15.5
Depreciation and amortisation	(62)	(50)	(11)	22.4

Net operating income	938	795	144	18.1

Net loan loss provisions	(158)	(111)	(47)	42.6
Other income	57	(59)	116	—

Profit before taxes	838	625	212	34.0

Tax on profit	(117)	(104)	(13)	12.5

Net profit from ordinary activity	721	522	199	38.2

Net profit from discontinued operations	—	—	—	—

Net consolidated profit	721	522	199	38.2

Minority interests	145	74	71	96.2

Attributable profit to the Group	576	448	128	28.7

			Variation
	30.09.07	30.09.06	Amount	%
Balance sheet
Loans and credits*	22,841	19,272	3,568	18.5
Trading portfolio (w/o loans)	2,599	1,805	794	44.0
Available-for-sale financial assets	1,327	1,513	(187)	(12.3)
Due from credit institutions*	2,128	4,119	(1,991)	(48.3)
Intangible assets and property and equipment	471	383	88	22.9
Other assets	2,805	2,215	590	26.7

Total assets/liabilities & shareholders’ equity	32,170	29,307	2,863	9.8

Customer deposits*	18,923	16,650	2,274	13.7
Marketable debt securities*	2,777	2,039	738	36.2
Subordinated debt	867	922	(55)	(5.9)
Insurance liabilities	96	68	28	41.6
Due to credit institutions*	4,760	5,539	(780)	(14.1)
Other liabilities	3,108	2,241	867	38.7
Shareholders’ equity	1,640	1,849	(209)	(11.3)

Other customer funds under management	18,453	13,422	5,031	37.5

Mutual funds	5,598	3,787	1,811	47.8
Pension funds	12,850	9,635	3,215	33.4
Managed portfolios	—	—	—	—
Savings-insurance policies	5	—	5	—

Customer funds under management	41,020	33,032	7,987	24.2

(*)	Includes all stock of concept classified in the balance sheet

Chile
Million dollars

	Q1 ’06	Q2 ’06	Q3 ’06	Q4 ’06	Q1 ’07	Q2 ’07	Q3 ’07
Income statement
Net interest income	236	329	325	251	281	361	432

Income from companies accounted for by the equity method	0	1	0	0	(0)	(2)	(2)
Net fees	103	105	106	110	119	122	129
Insurance activity	10	14	11	11	14	15	18

Commercial revenue	350	449	442	372	414	496	578

Gains (losses) on financial transactions	50	8	33	48	49	20	13

Gross operating income	400	457	475	420	463	516	590

Income from non-financial services (net) and other operating income	(3)	(5)	(3)	(4)	(7)	(7)	(7)
Operating expenses	(164)	(181)	(182)	(201)	(181)	(205)	(224)
General administrative expenses	(148)	(157)	(171)	(187)	(165)	(185)	(198)
Personnel	(89)	(100)	(102)	(124)	(99)	(114)	(122)
Other administrative expenses	(59)	(57)	(68)	(63)	(66)	(71)	(76)
Depreciation and amortisation	(16)	(23)	(11)	(14)	(16)	(19)	(26)

Net operating income	233	272	290	215	275	304	360

Net loan loss provisions	(43)	(38)	(30)	(26)	(41)	(39)	(78)
Other income	(1)	(22)	(36)	51	16	23	18

Profit before taxes (w/o capital gains)	189	212	224	239	250	288	300

Tax on profit	(30)	(31)	(43)	(40)	(40)	(38)	(39)

Net profit from ordinary activity	159	181	181	199	210	250	262

Net profit from discontinued operations	—	—	—	—	—	—	—

Net consolidated profit (w/o capital gains)	159	181	181	199	210	250	262

Minority interests	22	27	24	34	38	53	54

Attributable profit to the Group (w/o capital gains)	137	154	157	166	171	197	208

Net extraordinary gains and allowances	—	—	—	—	—	—	—

Attributable profit to the Group	137	154	157	166	171	197	208

	31.03.06	30.06.06	30.09.06	31.12.06	31.03.07	30.06.07	30.09.07
Balance sheet
Loans and credits*	18,462	18,945	19,272	19,896	20,634	21,141	22,841
Trading portfolio (w/o loans)	1,198	1,368	1,805	1,985	1,899	1,847	2,599
Available-for-sale financial assets	1,464	1,521	1,513	1,017	947	1,031	1,327
Due from credit institutions*	5,396	4,648	4,119	4,150	3,567	2,708	2,128
Intangible assets and property and equipment	385	363	383	420	401	450	471
Other assets	1,668	2,324	2,215	2,816	1,998	2,608	2,805

Total assets/liabilities & shareholders’ equity	28,573	29,170	29,307	30,284	29,446	29,785	32,170

Customer deposits*	16,051	16,812	16,650	17,406	17,808	18,358	18,923
Marketable debt securities*	1,940	2,056	2,039	2,023	1,954	2,289	2,777
Subordinated debt	738	724	922	928	919	916	867
Insurance liabilities	57	56	68	76	79	85	96
Due to credit institutions*	6,401	6,581	5,539	5,476	4,776	4,795	4,760
Other liabilities	1,230	1,164	2,241	2,659	2,024	1,736	3,108
Shareholders’ equity	2,156	1,776	1,849	1,717	1,886	1,605	1,640

Other customer funds under management	12,720	12,407	13,422	15,451	16,266	18,088	18,453

Mutual funds	3,560	3,553	3,787	4,720	5,076	5,704	5,598
Pension funds	9,160	8,854	9,635	10,731	11,190	12,384	12,850
Managed portfolios	—	—	—	—	—	—	—
Savings-insurance policies	—	—	—	—	—	—	5

Customer funds under management	31,450	32,000	33,032	35,808	36,947	39,652	41,020

(*)	Includes all stock of concept classified in the balance sheet

Chile
Million chilean peso

			Variation
	9M ’07	9M ’06	Amount	%
Income statement
Net interest income	568,526	472,583	95,943	20.3

Income from companies accounted for by the equity method	(2,055)	698	(2,753)	—
Net fees	195,807	166,545	29,262	17.6
Insurance activity	24,645	18,584	6,061	32.6

Commercial revenue	786,923	658,411	128,512	19.5

Gains (losses) on financial transactions	42,975	48,308	(5,333)	(11.0)

Gross operating income	829,898	706,719	123,179	17.4

Income from non-financial services (net) and other operating income	(11,039)	(5,354)	(5,685)	106.2
Operating expenses	(322,518)	(279,487)	(43,030)	15.4
General administrative expenses	(289,898)	(252,745)	(37,152)	14.7
Personnel	(177,180)	(154,806)	(22,375)	14.5
Other administrative expenses	(112,717)	(97,940)	(14,777)	15.1
Depreciation and amortisation	(32,620)	(26,742)	(5,878)	22.0

Net operating income	496,341	421,877	74,464	17.7

Net loan loss provisions	(83,466)	(58,759)	(24,707)	42.0
Other income	30,246	(31,124)	61,370	—

Profit before taxes	443,122	331,995	111,127	33.5

Tax on profit	(61,681)	(55,016)	(6,665)	12.1

Net profit from ordinary activity	381,441	276,979	104,462	37.7

Net profit from discontinued operations	—	—	—	—

Net consolidated profit	381,441	276,979	104,462	37.7

Minority interests	76,692	39,236	37,456	95.5

Attributable profit to the Group	304,749	237,743	67,006	28.2

			Variation
	30.09.07	30.09.06	Amount	%
Balance sheet
Loans and credits*	11,692,155	10,355,960	1,336,195	12.9
Trading portfolio (w/o loans)	1,330,681	970,120	360,561	37.2
Available-for-sale financial assets	679,073	813,210	(134,137)	(16.5)
Due from credit institutions*	1,089,160	2,213,081	(1,123,921)	(50.8)
Intangible assets and property and equipment	241,113	206,015	35,098	17.0
Other assets	1,435,762	1,189,998	245,764	20.7

Total assets/liabilities & shareholders’ equity	16,467,943	15,748,383	719,559	4.6

Customer deposits*	9,686,766	8,946,694	740,072	8.3
Marketable debt securities*	1,421,459	1,095,719	325,740	29.7
Subordinated debt	443,849	495,304	(51,455)	(10.4)
Insurance liabilities	49,029	36,334	12,695	34.9
Due to credit institutions*	2,436,451	2,976,601	(540,151)	(18.1)
Other liabilities	1,591,044	1,204,101	386,943	32.1
Shareholders’ equity	839,346	993,630	(154,284)	(15.5)

Other customer funds under management	9,445,840	7,212,239	2,233,600	31.0

Mutual funds	2,865,420	2,034,727	830,693	40.8
Pension funds	6,577,995	5,177,512	1,400,483	27.0
Managed portfolios	—	—	—	—
Savings-insurance policies	2,425	—	2,425	—

Customer funds under management	20,997,913	17,749,956	3,247,957	18.3

(*)	Includes all stock of concept classified in the balance sheet

Chile
Million chilean peso

	Q1 ’06	Q2 ’06	Q3 ’06	Q4 ’06	Q1 ’07	Q2 ’07	Q3 ’07
Income statement
Net interest income	124,389	173,433	174,761	132,752	152,123	190,645	225,757

Income from companies accounted for by the equity method	236	303	160	56	(168)	(950)	(937)
Net fees	54,134	55,560	56,851	58,306	64,167	64,304	67,336
Insurance activity	5,266	7,271	6,047	5,752	7,371	7,932	9,342

Commercial revenue	184,025	236,566	237,820	196,867	223,493	261,932	301,498

Gains (losses) on financial transactions	26,326	4,354	17,628	25,380	26,587	10,089	6,299

Gross operating income	210,351	240,920	255,448	222,247	250,080	272,021	307,797

Income from non-financial services (net) and other operating income	(1,560)	(2,387)	(1,406)	(2,300)	(3,567)	(3,813)	(3,659)
Operating expenses	(86,275)	(95,318)	(97,894)	(106,457)	(97,904)	(107,973)	(116,640)
General administrative expenses	(77,937)	(82,940)	(91,868)	(98,919)	(89,030)	(97,689)	(103,178)
Personnel	(46,884)	(52,807)	(55,114)	(65,670)	(53,366)	(60,287)	(63,528)
Other administrative expenses	(31,053)	(30,133)	(36,754)	(33,249)	(35,665)	(37,402)	(39,650)
Depreciation and amortisation	(8,338)	(12,378)	(6,026)	(7,538)	(8,874)	(10,284)	(13,462)

Net operating income	122,515	143,214	156,148	113,489	148,608	160,234	187,499

Net loan loss provisions	(22,664)	(19,887)	(16,207)	(13,922)	(22,184)	(20,540)	(40,741)
Other income	(341)	(11,543)	(19,240)	26,853	8,476	12,183	9,588

Profit before taxes (w/o capital gains)	99,510	111,784	120,701	126,420	134,899	151,877	156,345

Tax on profit	(15,737)	(16,105)	(23,174)	(21,063)	(21,661)	(19,904)	(20,116)

Net profit from ordinary activity	83,773	95,679	97,527	105,357	113,239	131,973	136,230

Net profit from discontinued operations	—	—	—	—	—	—	—

Net consolidated profit (w/o capital gains)	83,773	95,679	97,527	105,357	113,239	131,973	136,230

Minority interests	11,806	14,274	13,157	17,805	20,648	27,966	28,079

Attributable profit to the Group (w/o capital gains)	71,967	81,405	84,370	87,552	92,591	104,007	108,151

Net extraordinary gains and allowances	—	—	—	—	—	—	—

Attributable profit to the Group	71,967	81,405	84,370	87,552	92,591	104,007	108,151

	31.03.06	30.06.06	30.09.06	31.12.06	31.03.07	30.06.07	30.09.07
Balance sheet
Loans and credits*	9,720,491	10,343,232	10,355,960	10,579,663	11,097,171	11,140,046	11,692,155
Trading portfolio (w/o loans)	630,682	746,980	970,120	1,055,383	1,021,312	973,477	1,330,681
Available-for-sale financial assets	770,924	830,622	813,210	540,690	509,351	543,463	679,073
Due from credit institutions*	2,840,775	2,537,369	2,213,081	2,206,583	1,918,147	1,426,768	1,089,160
Intangible assets and property and equipment	202,540	198,363	206,015	223,516	215,860	236,953	241,113
Other assets	878,377	1,268,976	1,189,998	1,497,650	1,074,337	1,374,336	1,435,762

Total assets/liabilities & shareholders’ equity	15,043,789	15,925,543	15,748,383	16,103,486	15,836,178	15,695,042	16,467,943

Customer deposits*	8,450,860	9,178,564	8,946,694	9,255,517	9,577,402	9,673,911	9,686,766
Marketable debt securities*	1,021,467	1,122,708	1,095,719	1,075,655	1,050,837	1,206,448	1,421,459
Subordinated debt	388,742	395,314	495,304	493,382	494,009	482,791	443,849
Insurance liabilities	29,914	30,583	36,334	40,290	42,437	44,940	49,029
Due to credit institutions*	3,369,997	3,593,070	2,976,601	2,911,909	2,568,721	2,526,505	2,436,451
Other liabilities	647,682	635,728	1,204,101	1,413,852	1,088,713	914,921	1,591,044
Shareholders’ equity	1,135,127	969,575	993,630	912,882	1,014,060	845,527	839,346

Other customer funds under management	6,697,175	6,773,750	7,212,239	8,216,152	8,747,604	9,531,526	9,445,840

Mutual funds	1,874,516	1,939,889	2,034,727	2,509,850	2,729,828	3,005,757	2,865,420
Pension funds	4,822,659	4,833,861	5,177,512	5,706,302	6,017,776	6,525,769	6,577,995
Managed portfolios	—	—	—	—	—	—	—
Savings-insurance policies	—	—	—	—	—	—	2,425

Customer funds under management	16,558,245	17,470,337	17,749,956	19,040,705	19,869,852	20,894,675	20,997,913

(*)	Includes all stock of concept classified in the balance sheet

Financial Management and Equity Stakes
Million euros

			Variation
	9M ’07	9M ’06	Amount	%
Income statement
Net interest income (w/o dividends)	(1,216)	(955)	(261)	27.4
Dividends	165	141	23	16.6

Net interest income	(1,052)	(814)	(238)	29.3

Income from companies accounted for by the equity method	240	374	(134)	(35.9)
Net fees	22	(6)	27	—
Insurance activity	0	3	(3)	(100.0)

Commercial revenue	(791)	(443)	(348)	78.6

Gains (losses) on financial transactions	625	225	400	177.6

Gross operating income	(166)	(217)	52	(23.8)

Income from non-financial services (net) and other operating income	1	(11)	12	—
Operating expenses	(597)	(445)	(152)	34.1
General administrative expenses	(399)	(287)	(112)	39.1
Personnel	(164)	(149)	(14)	9.6
Other administrative expenses	(235)	(138)	(98)	71.1
Depreciation and amortisation	(198)	(159)	(40)	25.0

Net operating income	(762)	(674)	(88)	13.1

Net loan loss provisions	22	94	(73)	(77.2)
Other income	(194)	78	(271)	—

Profit before taxes (w/o capital gains)	(934)	(502)	(432)	86.1

Tax on profit	469	293	176	60.0

Net profit from ordinary activity	(465)	(209)	(256)	122.9

Net profit from discontinued operations	—	91	(91)	(100.0)

Net consolidated profit (w/o capital gains)	(465)	(118)	(347)	295.6

Minority interests	12	86	(74)	(85.7)

Attributable profit to the Group (w/o capital gains)	(477)	(204)	(273)	133.9

Extraordinary capital-gains	566	—	566	—

Attributable profit to the Group	89	(204)	293	—

			Variation
	30.09.07	30.09.06	Amount	%
Balance sheet
Trading portfolio (w/o loans)	2,060	991	1,069	107.9
Available-for-sale financial assets	19,098	9,787	9,311	95.1
Investments	4,818	5,231	(413)	(7.9)
Goodwill	14,257	14,176	81	0.6
Liquidity lent to the Group	86,224	68,680	17,544	25.5
Capital assigned to Group areas	33,265	29,047	4,218	14.5
Other assets	39,263	34,499	4,764	13.8

Total assets/liabilities & shareholders’ equity	198,986	162,412	36,574	22.5

Customer deposits*	2,484	969	1,515	156.4
Marketable debt securities*	88,886	73,493	15,393	20.9
Subordinated debt	19,113	16,169	2,944	18.2
Preferred securities	—	—	—	—
Other liabilities	48,524	35,951	12,573	35.0
Group capital and reserves	39,979	35,831	4,148	11.6

Other customer funds under management	—	—	—	—

Mutual funds	—	—	—	—
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Savings-insurance policies	—	—	—	—

Customer funds under management	110,483	90,631	19,852	21.9

(*)	Includes all stock of concept classified in the balance sheet

Resources
Number of employees (direct & indirect)	1,614	1,543	71	4.6

Financial Management and Equity Stakes
Million euros

	Q1 ’06	Q2 ’06	Q3 ’06	Q4 ’06	Q1 ’07	Q2 ’07	Q3 ’07
Income statement
Net interest income (w/o dividends)	(256)	(349)	(351)	(314)	(394)	(390)	(432)
Dividends	14	112	16	21	3	145	16

Net interest income	(241)	(237)	(335)	(293)	(391)	(245)	(416)

Income from companies accounted for by the equity method	126	107	141	37	56	97	86
Net fees	(4)	(3)	1	(6)	12	18	(8)
Insurance activity	0	3	(0)	(6)	(1)	1	0

Commercial revenue	(119)	(131)	(193)	(268)	(323)	(129)	(338)

Gains (losses) on financial transactions	(126)	234	117	189	(132)	250	507

Gross operating income	(245)	103	(76)	(79)	(455)	121	168

Income from non-financial services (net) and other operating income	(2)	(7)	(1)	(22)	(5)	(3)	9
Operating expenses	(165)	(136)	(145)	(133)	(193)	(204)	(200)
General administrative expenses	(111)	(96)	(80)	(78)	(126)	(136)	(137)
Personnel	(58)	(41)	(50)	(55)	(48)	(59)	(57)
Other administrative expenses	(53)	(55)	(30)	(23)	(79)	(77)	(80)
Depreciation and amortisation	(54)	(41)	(64)	(55)	(67)	(68)	(63)

Net operating income	(412)	(40)	(221)	(234)	(653)	(86)	(23)

Net loan loss provisions	(0)	99	(5)	(3)	9	5	8
Other income	(43)	51	69	81	(149)	(26)	(18)

Profit before taxes (w/o capital gains)	(456)	111	(157)	(156)	(794)	(107)	(33)

Tax on profit	227	58	9	187	304	70	95

Net profit from ordinary activity	(229)	168	(148)	31	(489)	(37)	62

Net profit from discontinued operations	0	11	80	(2)	—	—	—

Net consolidated profit (w/o capital gains)	(229)	179	(68)	29	(489)	(37)	62

Minority interests	38	36	13	3	6	3	3

Attributable profit to the Group (w/o capital gains)	(267)	144	(81)	26	(496)	(41)	59

Net extraordinary gains and allowances	—	—	—	340	—	566	—

Attributable profit to the Group	(267)	144	(81)	366	(496)	525	59

	31.03.06	30.06.06	30.09.06	31.12.06	31.03.07	30.06.07	30.09.07
Balance sheet
Trading portfolio (w/o loans)	1,256	1,071	991	2,029	1,181	1,405	2,060
Available-for-sale financial assets	42,534	8,079	9,787	7,605	9,960	16,577	19,098
Investments	2,933	5,234	5,231	4,897	4,839	4,876	4,818
Goodwill	14,012	13,951	14,176	14,508	14,368	14,484	14,257
Liquidity lent to the Group	53,001	62,212	68,680	67,138	79,294	82,925	86,224
Capital assigned to Group areas	29,315	27,595	29,047	29,120	34,505	34,959	33,265
Other assets	29,010	37,520	34,499	35,539	37,116	39,960	39,263

Total assets/liabilities & shareholders’ equity	172,061	155,662	162,412	160,836	181,263	195,185	198,986

Customer deposits*	617	1,084	969	496	187	413	2,484
Marketable debt securities*	62,202	66,296	73,493	78,321	82,731	89,462	88,886
Subordinated debt	14,612	15,850	16,169	16,247	19,303	18,539	19,113
Preferred securities	—	—	—	—	—	—	—
Other liabilities	56,223	36,569	35,951	30,073	35,640	46,504	48,524
Group capital and reserves	38,407	35,864	35,831	35,699	43,402	40,267	39,979

Other customer funds under management	—	—	—	—	—	—	—

Mutual funds	—	—	—	—	—	—	—
Pension funds	—	—	—	—	—	—	—
Managed portfolios	—	—	—	—	—	—	—
Savings-insurance policies	—	—	—	—	—	—	—

Customer funds under management	77,432	83,229	90,631	95,064	102,221	108,414	110,483

(*)	Includes all stock of concept classified in the balance sheet

Other information
Risk-weighted assets	33,767	38,868	42,716	52,434	50,846	48,093	46,979

Spain
Million euros

			Variation
	9M ’07	9M ’06	Amount	%
Income statement
Net interest income	3,963	3,263	700	21.4

Income from companies accounted for by the equity method	6	4	2	59.0
Net fees	2,554	2,166	388	17.9
Insurance activity	94	87	7	8.5

Commercial revenue	6,617	5,520	1,097	19.9

Gains (losses) on financial transactions	485	496	(10)	(2.1)

Gross operating income	7,103	6,016	1,087	18.1

Income from non-financial services (net) and other operating income	7	14	(7)	(52.2)
Operating expenses	(2,779)	(2,528)	(252)	10.0
General administrative expenses	(2,467)	(2,231)	(236)	10.6
Personnel	(1,739)	(1,593)	(145)	9.1
Other administrative expenses	(728)	(638)	(91)	14.2
Depreciation and amortisation	(312)	(297)	(16)	5.3

Net operating income	4,330	3,502	828	23.6

Net loan loss provisions	(450)	(736)	285	(38.8)
Other income	39	60	(21)	(34.6)

Profit before taxes	3,919	2,827	1,093	38.7

Tax on profit	(1,096)	(829)	(267)	32.3

Net profit from ordinary activity	2,823	1,998	825	41.3

Net profit from discontinued operations	—	116	(116)	(100.0)

Net consolidated profit	2,823	2,114	709	33.5

Minority interests	67	133	(66)	(49.9)

Attributable profit to the Group	2,756	1,981	775	39.1

			Variation
	30.09.07	30.09.06	Amount	%
Balance sheet
Loans and credits*	225,539	196,727	28,811	14.6
Trading portfolio (w/o loans)	35,309	29,123	6,186	21.2
Available-for-sale financial assets	8,569	12,718	(4,149)	(32.6)
Due from credit institutions*	62,750	49,601	13,148	26.5
Intangible assets and property and equipment	4,411	4,589	(178)	(3.9)
Other assets	11,906	13,187	(1,281)	(9.7)

Total assets/liabilities & shareholders’ equity	348,484	305,947	42,537	13.9

Customer deposits*	120,794	111,747	9,048	8.1
Marketable debt securities*	39,137	28,630	10,507	36.7
Subordinated debt	1,946	2,124	(178)	(8.4)
Insurance liabilities	6,561	4,069	2,491	61.2
Due to credit institutions*	39,511	48,149	(8,638)	(17.9)
Other liabilities	124,509	97,406	27,103	27.8
Shareholders’ equity	16,026	13,822	2,204	15.9

Other customer funds under management	97,999	96,297	1,702	1.8

Mutual funds	75,125	78,253	(3,127)	(4.0)
Pension funds	10,116	9,201	915	9.9
Managed portfolios	8,143	6,864	1,279	18.6
Savings-insurance policies	4,615	1,979	2,636	133.2

Customer funds under management	259,876	238,798	21,078	8.8

(*)	Includes all stock of concept classified in the balance sheet

Ratios (%) and other data
ROE	23.10	19.76	3.34 p.
Efficiency ratio	38.21	40.93	(2.72 p.	)
NPL ratio	0.56	0.55	0.01 p.
NPL coverage	280.24	325.24	(45.00 p.	)
Number of employees (direct & indirect)	35,112	34,100	1,012		3.0
Number of branches	4,998	4,712	286		6.1

Spain
Million euros

	Q1 ’06	Q2 ’06	Q3 ’06	Q4 ’06	Q1 ’07	Q2 ’07	Q3 ’07
Income statement
Net interest income	1,023	1,094	1,147	1,173	1,256	1,343	1,364

Income from companies accounted for by the equity method	2	0	2	2	2	2	2
Net fees	688	716	762	783	923	847	783
Insurance activity	28	30	29	31	32	29	33

Commercial revenue	1,740	1,840	1,940	1,990	2,213	2,222	2,182

Gains (losses) on financial transactions	211	82	203	121	258	100	127

Gross operating income	1,951	1,922	2,143	2,110	2,471	2,322	2,309

Income from non-financial services (net) and other operating income	10	(11)	15	12	4	5	(2)
Operating expenses	(835)	(847)	(846)	(897)	(904)	(932)	(943)
General administrative expenses	(738)	(744)	(749)	(792)	(801)	(830)	(836)
Personnel	(527)	(535)	(531)	(566)	(568)	(581)	(589)
Other administrative expenses	(210)	(209)	(218)	(226)	(233)	(248)	(247)
Depreciation and amortisation	(97)	(103)	(97)	(105)	(103)	(102)	(107)

Net operating income	1,126	1,064	1,312	1,225	1,571	1,395	1,364

Net loan loss provisions	(148)	(288)	(299)	(171)	(108)	(175)	(167)
Other income	34	80	(53)	(38)	45	39	(44)

Profit before taxes (w/o capital gains)	1,011	855	960	1,015	1,508	1,258	1,153

Tax on profit	(297)	(244)	(287)	(283)	(426)	(348)	(322)

Net profit from ordinary activity	714	611	673	732	1,082	910	831

Net profit from discontinued operations	40	45	31	26	—	—	—

Net consolidated profit (w/o capital gains)	754	656	703	758	1,082	910	831

Minority interests	46	58	29	42	22	25	19

Attributable profit to the Group (w/o capital gains)	708	599	674	717	1,060	884	812

Net extraordinary gains and allowances	—	—	—	674	—	—	—

Attributable profit to the Group	708	599	674	1,390	1,060	884	812

	31.03.06	30.06.06	30.09.06	31.12.06	31.03.07	30.06.07	30.09.07
Balance sheet
Loans and credits*	170,661	183,799	196,727	207,781	212,804	221,957	225,539
Trading portfolio (w/o loans)	23,432	30,448	29,123	32,919	31,489	37,419	35,309
Available-for-sale financial assets	11,727	12,047	12,718	12,033	9,009	8,286	8,569
Due from credit institutions*	44,416	45,473	49,601	52,555	59,358	42,338	62,750
Intangible assets and property and equipment	4,003	4,328	4,589	3,880	3,991	4,338	4,411
Other assets	10,848	11,209	13,187	13,021	10,390	11,422	11,906

Total assets/liabilities & shareholders’ equity	265,087	287,304	305,947	322,188	327,040	325,759	348,484

Customer deposits*	101,260	103,024	111,747	115,537	115,017	114,607	120,794
Marketable debt securities*	24,184	26,243	28,630	31,161	32,883	38,445	39,137
Subordinated debt	1,616	1,602	2,124	1,913	1,941	1,920	1,946
Insurance liabilities	3,607	3,658	4,069	4,788	5,686	6,269	6,561
Due to credit institutions*	41,723	46,423	48,149	54,682	46,158	29,353	39,511
Other liabilities	79,412	92,871	97,406	100,061	109,500	118,792	124,509
Shareholders’ equity	13,288	13,484	13,822	14,046	15,855	16,374	16,026

Other customer funds under management	93,929	93,680	96,297	97,496	100,323	101,665	97,999

Mutual funds	77,463	76,677	78,253	77,526	78,854	78,934	75,125
Pension funds	9,047	8,887	9,201	9,950	9,980	10,118	10,116
Managed portfolios	5,948	6,460	6,864	7,125	7,913	8,462	8,143
Savings-insurance policies	1,470	1,655	1,979	2,895	3,577	4,151	4,615

Customer funds under management	220,988	224,548	238,798	246,107	250,165	256,637	259,876

(*)	Includes all stock of concept classified in the balance sheet

Other information
NPL ratio	0.56	0.54	0.55	0.53	0.51	0.51	0.56
NPL coverage	322.28	330.79	325.24	328.37	292.15	309.72	280.24

Retail Banking
Million euros

			Variation
	9M ’07	9M ’06	Amount	%
Income statement
Net interest income	11,321	9,039	2,282	25.2

Income from companies accounted for by the equity method	9	12	(3)	(25.0)
Net fees	4,994	4,396	598	13.6
Insurance activity	0	0	0	—

Commercial revenue	16,324	13,447	2,877	21.4

Gains (losses) on financial transactions	960	799	161	20.1

Gross operating income	17,284	14,246	3,038	21.3

Income from non-financial services (net) and other operating income	(35)	16	(50)	—
Operating expenses	(7,573)	(6,985)	(587)	8.4
General administrative expenses	(6,897)	(6,363)	(534)	8.4
Personnel	(4,152)	(3,838)	(314)	8.2
Other administrative expenses	(2,745)	(2,525)	(220)	8.7
Depreciation and amortisation	(676)	(622)	(53)	8.6

Net operating income	9,677	7,277	2,400	33.0

Net loan loss provisions	(2,471)	(1,637)	(834)	50.9
Other income	(203)	(145)	(57)	39.5

Profit before taxes	7,003	5,494	1,509	27.5

			Variation
	30.09.07	30.09.06	Amount	%
Business volumes
Total assets	672,861	647,196	25,665	4.0
Loans and credits	501,890	451,730	50,160	11.1
Customer deposits	303,900	277,366	26,535	9.6

Retail Banking
Million euros

	Q1 ’06	Q2 ’06	Q3 ’06	Q4 ’06	Q1 ’07	Q2 ’07	Q3 ’07
Income statement
Net interest income	2,881	3,014	3,144	3,271	3,562	3,771	3,988

Income from companies accounted for by the equity method	5	4	3	4	4	2	3
Net fees	1,429	1,468	1,499	1,571	1,597	1,704	1,694
Insurance activity	(0)	0	0	0	0	(0)	(0)

Commercial revenue	4,315	4,485	4,647	4,846	5,163	5,477	5,685

Gains (losses) on financial transactions	285	272	242	242	337	343	281

Gross operating income	4,600	4,757	4,889	5,088	5,499	5,819	5,965

Income from non-financial services (net) and other operating income	13	(12)	14	(20)	(6)	(5)	(24)
Operating expenses	(2,309)	(2,309)	(2,368)	(2,483)	(2,455)	(2,521)	(2,597)
General administrative expenses	(2,104)	(2,094)	(2,165)	(2,258)	(2,241)	(2,301)	(2,354)
Personnel	(1,273)	(1,279)	(1,286)	(1,329)	(1,339)	(1,389)	(1,424)
Other administrative expenses	(830)	(815)	(880)	(929)	(903)	(912)	(930)
Depreciation and amortisation	(205)	(215)	(202)	(225)	(214)	(220)	(242)

Net operating income	2,304	2,437	2,535	2,585	3,038	3,294	3,345

Net loan loss provisions	(453)	(634)	(550)	(614)	(723)	(872)	(876)
Other income	(16)	(62)	(67)	(82)	19	(119)	(103)

Profit before taxes (ordinary)	1,835	1,741	1,918	1,889	2,334	2,303	2,366

	31.03.06	30.06.06	30.09.06	31.12.06	31.03.07	30.06.07	30.09.07
Business volumes
Total assets	635,750	665,031	647,196	668,960	674,358	686,279	672,861
Loans and credits	416,371	439,652	451,730	474,253	484,443	504,273	501,890
Customer deposits	257,117	261,454	277,366	288,532	284,807	290,623	303,900

Retail Banking Continental Europe
Million euros

			Variation
	9M ’07	9M ’06	Amount	%
Income statement
Net interest income	5,330	4,188	1,142	27.3

Income from companies accounted for by the equity method	6	4	2	59.0
Net fees	2,474	2,212	262	11.9
Insurance activity	(0)	—	(0)	—

Commercial revenue	7,810	6,403	1,407	22.0

Gains (losses) on financial transactions	402	315	87	27.8

Gross operating income	8,212	6,718	1,494	22.2

Income from non-financial services (net) and other operating income	24	23	1	3.2
Operating expenses	(3,258)	(2,932)	(326)	11.1
General administrative expenses	(2,889)	(2,576)	(313)	12.2
Personnel	(1,972)	(1,784)	(189)	10.6
Other administrative expenses	(917)	(792)	(125)	15.7
Depreciation and amortisation	(369)	(356)	(13)	3.7

Net operating income	4,978	3,809	1,168	30.7

Net loan loss provisions	(1,088)	(769)	(319)	41.4
Other income	(48)	36	(84)	—

Profit before taxes	3,842	3,076	766	24.9

Retail Banking Continental Europe
Million euros

	Q1 ’06	Q2 ’06	Q3 ’06	Q4 ’06	Q1 ’07	Q2 ’07	Q3 ’07
Income statement
Net interest income	1,335	1,407	1,446	1,510	1,703	1,786	1,841

Income from companies accounted for by the equity method	2	0	2	2	2	2	2
Net fees	702	742	768	789	804	852	818
Insurance activity	—	—	—	—	—	0	(0)

Commercial revenue	2,039	2,149	2,216	2,301	2,509	2,641	2,660

Gains (losses) on financial transactions	129	113	72	119	128	185	89

Gross operating income	2,168	2,262	2,288	2,420	2,637	2,826	2,749

Income from non-financial services (net) and other operating income	13	(7)	17	18	10	12	2
Operating expenses	(964)	(984)	(984)	(1,035)	(1,051)	(1,099)	(1,108)
General administrative expenses	(849)	(862)	(864)	(910)	(932)	(979)	(978)
Personnel	(590)	(597)	(597)	(616)	(636)	(668)	(669)
Other administrative expenses	(260)	(265)	(267)	(294)	(297)	(311)	(309)
Depreciation and amortisation	(115)	(122)	(120)	(125)	(119)	(120)	(130)

Net operating income	1,217	1,271	1,322	1,403	1,596	1,739	1,643

Net loan loss provisions	(203)	(318)	(248)	(231)	(314)	(423)	(351)
Other income	(9)	52	(8)	(23)	(3)	(36)	(9)

Profit before taxes (w/o capital gains)	1,005	1,005	1,066	1,148	1,279	1,280	1,283

Retail Banking Spain
Million euros

			Variation
	9M ’07	9M ’06	Amount	%
Income statement
Net interest income	3,529	2,938	591	20.1

Income from companies accounted for by the equity method	6	4	2	59.0
Net fees	1,944	1,761	184	10.4
Insurance activity	(0)	—	(0)	—

Commercial revenue	5,480	4,703	777	16.5

Gains (losses) on financial transactions	296	292	3	1.2

Gross operating income	5,775	4,995	780	15.6

Income from non-financial services (net) and other operating income	10	16	(6)	(37.3)
Operating expenses	(2,388)	(2,224)	(164)	7.4
General administrative expenses	(2,116)	(1,950)	(166)	8.5
Personnel	(1,528)	(1,426)	(102)	7.2
Other administrative expenses	(588)	(525)	(63)	12.1
Depreciation and amortisation	(272)	(274)	2	(0.6)

Net operating income	3,397	2,786	610	21.9

Net loan loss provisions	(516)	(523)	7	(1.4)
Other income	15	41	(26)	(62.7)

Profit before taxes	2,896	2,304	592	25.7

Retail Banking Spain
Million euros

	Q1 ’06	Q2 ’06	Q3 ’06	Q4 ’06	Q1 ’07	Q2 ’07	Q3 ’07
Income statement
Net interest income	936	989	1,014	1,073	1,120	1,181	1,228

Income from companies accounted for by the equity method	2	0	2	2	2	2	2
Net fees	552	593	615	640	643	671	631
Insurance activity	—	—	—	—	—	0	(0)

Commercial revenue	1,490	1,582	1,631	1,715	1,765	1,853	1,861

Gains (losses) on financial transactions	115	106	71	82	120	94	81

Gross operating income	1,605	1,688	1,702	1,797	1,886	1,948	1,942

Income from non-financial services (net) and other operating income	10	(10)	15	12	5	6	(1)
Operating expenses	(735)	(746)	(743)	(760)	(778)	(800)	(811)
General administrative expenses	(646)	(653)	(652)	(670)	(689)	(711)	(717)
Personnel	(472)	(479)	(474)	(484)	(499)	(512)	(518)
Other administrative expenses	(174)	(174)	(177)	(186)	(190)	(199)	(199)
Depreciation and amortisation	(89)	(94)	(92)	(90)	(89)	(89)	(94)

Net operating income	880	932	974	1,050	1,113	1,154	1,131

Net loan loss provisions	(137)	(229)	(157)	(148)	(148)	(212)	(156)
Other income	(2)	59	(16)	0	7	11	(2)

Profit before taxes (w/o capital gains)	742	762	801	903	971	952	973

Retail Banking Portugal
Million euros

			Variation
	9M ’07	9M ’06	Amount	%
Income statement
Net interest income	531	479	53	11.0

Income from companies accounted for by the equity method	—	—	—	—
Net fees	235	234	1	0.3
Insurance activity	—	—	—	—

Commercial revenue	766	713	53	7.5

Gains (losses) on financial transactions	109	7	103	—

Gross operating income	875	719	156	21.7

Income from non-financial services (net) and other operating income	(6)	(9)	3	(32.6)
Operating expenses	(368)	(349)	(19)	5.4
General administrative expenses	(318)	(304)	(14)	4.6
Personnel	(211)	(201)	(10)	5.2
Other administrative expenses	(107)	(103)	(3)	3.4
Depreciation and amortisation	(50)	(45)	(5)	10.7

Net operating income	502	362	140	38.7

Net loan loss provisions	(24)	(37)	13	(35.1)
Other income	(69)	2	(71)	—

Profit before taxes	409	326	83	25.3

Retail Banking Portugal
Million euros

	Q1 ’06	Q2 ’06	Q3 ’06	Q4 ’06	Q1 ’07	Q2 ’07	Q3 ’07
Income statement
Net interest income	155	163	161	158	174	179	178

Income from companies accounted for by the equity method	—	—	—	—	—	—	—
Net fees	81	77	76	76	78	79	77
Insurance activity	—	—	—	—	—	—	—

Commercial revenue	236	240	237	234	253	258	255

Gains (losses) on financial transactions	9	(3)	1	21	9	90	10

Gross operating income	245	237	237	255	262	349	265

Income from non-financial services (net) and other operating income	(3)	(3)	(3)	(2)	(2)	(2)	(2)
Operating expenses	(113)	(118)	(118)	(138)	(123)	(126)	(119)
General administrative expenses	(99)	(103)	(102)	(121)	(107)	(109)	(102)
Personnel	(66)	(67)	(67)	(75)	(70)	(74)	(67)
Other administrative expenses	(32)	(36)	(35)	(46)	(37)	(36)	(34)
Depreciation and amortisation	(15)	(15)	(15)	(17)	(16)	(17)	(17)

Net operating income	129	116	117	116	136	221	144

Net loan loss provisions	3	(22)	(19)	(3)	6	(31)	1
Other income	(5)	(4)	10	(10)	(11)	(49)	(9)

Profit before taxes (w/o capital gains)	127	90	108	102	131	141	137

Other information
Spread	2.85	2.84	2.80	2.79	2.73	2.73	2.69

Spread loans	1.66	1.63	1.56	1.53	1.46	1.43	1.35
Spread deposits	1.19	1.21	1.24	1.26	1.27	1.30	1.34

Retail Banking United Kingdom (Abbey)
Million euros

			Variation
	9M ’07	9M ’06	Amount	%
Income statement
Net interest income	1,746	1,559	187	12.0

Income from companies accounted for by the equity method	1	2	(2)	(79.9)
Net fees	760	746	14	1.9
Insurance activity	0	0	0	—

Commercial revenue	2,507	2,308	199	8.6

Gains (losses) on financial transactions	336	299	37	12.5

Gross operating income	2,843	2,607	236	9.1

Income from non-financial services (net) and other operating income	42	41	2	3.9
Operating expenses	(1,446)	(1,450)	5	(0.3)
General administrative expenses	(1,370)	(1,373)	3	(0.2)
Personnel	(782)	(788)	6	(0.8)
Other administrative expenses	(588)	(585)	(3)	0.6
Depreciation and amortisation	(75)	(77)	2	(2.5)

Net operating income	1,440	1,197	243	20.3

Net loan loss provisions	(241)	(307)	66	(21.5)
Other income	15	(1)	15	—

Profit before taxes	1,213	889	324	36.4

Retail Banking United Kingdom (Abbey)
Million euros

	Q1 ’06	Q2 ’06	Q3 ’06	Q4 ’06	Q1 ’07	Q2 ’07	Q3 ’07
Income statement
Net interest income	507	521	531	538	572	580	594

Income from companies accounted for by the equity method	1	1	1	0	0	0	0
Net fees	246	248	252	249	251	261	248
Insurance activity	(0)	0	0	0	0	(0)	(0)

Commercial revenue	754	769	784	787	823	841	843

Gains (losses) on financial transactions	108	75	117	124	131	100	105

Gross operating income	862	844	901	911	954	941	948

Income from non-financial services (net) and other operating income	16	14	11	1	14	14	14
Operating expenses	(493)	(472)	(485)	(490)	(492)	(477)	(476)
General administrative expenses	(466)	(445)	(462)	(462)	(467)	(452)	(451)
Personnel	(268)	(260)	(260)	(259)	(261)	(258)	(262)
Other administrative expenses	(198)	(185)	(203)	(202)	(206)	(194)	(189)
Depreciation and amortisation	(27)	(27)	(23)	(28)	(25)	(25)	(25)

Net operating income	385	386	427	423	476	478	485

Net loan loss provisions	(88)	(115)	(103)	(80)	(81)	(80)	(80)
Other income	(1)	(1)	1	(0)	5	5	5

Profit before taxes (w/o capital gains)	295	270	325	343	400	403	410

Other information

Spread	1.81	1.84	1.84	1.89	1.97	2.01	2.01

Spread loans	0.72	0.73	0.70	0.69	0.69	0.69	0.65
Spread deposits	1.09	1.11	1.14	1.20	1.28	1.32	1.36

Retail Banking United Kingdom (Abbey)
Million pound sterling

			Variation
	9M ’07	9M ’06	Amount	%
Income statement
Net interest income	1,181	1,067	113	10.6

Income from companies accounted for by the equity method	0	2	(1)	(80.1)
Net fees	514	511	3	0.7
Insurance activity	0	0	0	—

Commercial revenue	1,696	1,580	116	7.3

Gains (losses) on financial transactions	227	205	23	11.1

Gross operating income	1,923	1,785	138	7.8

Income from non-financial services (net) and other operating income	29	28	1	2.7
Operating expenses	(978)	(993)	15	(1.5)
General administrative expenses	(927)	(940)	13	(1.4)
Personnel	(529)	(540)	11	(2.0)
Other administrative expenses	(398)	(400)	3	(0.6)
Depreciation and amortisation	(51)	(53)	2	(3.7)

Net operating income	974	820	154	18.8

Net loan loss provisions	(163)	(210)	47	(22.4)
Other income	10	(0)	10	—

Profit before taxes	821	609	212	34.8

Retail Banking United Kingdom (Abbey)
Million pound sterling

	Q1 ’06	Q2 ’06	Q3 ’06	Q4 ’06	Q1 ’07	Q2 ’07	Q3 ’07
Income statement
Net interest income	348	358	361	362	383	394	404

Income from companies accounted for by the equity method	1	1	0	0	0	0	0
Net fees	169	170	172	168	169	177	169
Insurance activity	(0)	0	0	0	0	0	(0)

Commercial revenue	517	529	533	530	552	571	573

Gains (losses) on financial transactions	74	51	80	84	88	68	72

Gross operating income	591	581	613	614	640	639	644

Income from non-financial services (net) and other operating income	11	10	7	1	9	10	10
Operating expenses	(338)	(325)	(330)	(330)	(330)	(324)	(324)
General administrative expenses	(320)	(306)	(314)	(311)	(313)	(307)	(307)
Personnel	(184)	(179)	(177)	(175)	(175)	(175)	(178)
Other administrative expenses	(136)	(127)	(138)	(136)	(138)	(131)	(129)
Depreciation and amortisation	(18)	(19)	(16)	(19)	(17)	(17)	(17)

Net operating income	264	266	290	285	319	325	330

Net loan loss provisions	(61)	(79)	(70)	(54)	(55)	(54)	(54)
Other income	(1)	(1)	1	(0)	3	3	3

Profit before taxes (w/o capital gains)	203	185	221	231	268	274	279

Retail Banking Latin America
Million euros

			Variation
	9M ’07	9M ’06	Amount	%
Income statement
Net interest income	4,246	3,293	953	28.9

Income from companies accounted for by the equity method	2	5	(3)	(60.4)
Net fees	1,760	1,438	322	22.4
Insurance activity	—	—	—	—

Commercial revenue	6,007	4,736	1,272	26.9

Gains (losses) on financial transactions	222	185	36	19.5

Gross operating income	6,229	4,921	1,308	26.6

Income from non-financial services (net) and other operating income	(101)	(48)	(53)	108.9
Operating expenses	(2,869)	(2,603)	(266)	10.2
General administrative expenses	(2,638)	(2,414)	(224)	9.3
Personnel	(1,398)	(1,266)	(132)	10.4
Other administrative expenses	(1,240)	(1,148)	(92)	8.0
Depreciation and amortisation	(231)	(189)	(42)	22.4

Net operating income	3,259	2,270	989	43.6

Net loan loss provisions	(1,142)	(560)	(581)	103.7
Other income	(170)	(181)	11	(6.3)

Profit before taxes	1,948	1,528	420	27.5

Retail Banking Latin America
Million euros

	Q1 ’06	Q2 ’06	Q3 ’06	Q4 ’06	Q1 ’07	Q2 ’07	Q3 ’07
Income statement
Net interest income	1,039	1,086	1,167	1,223	1,288	1,405	1,553

Income from companies accounted for by the equity method	2	2	1	2	1	(0)	1
Net fees	481	479	478	533	541	591	628
Insurance activity	—	—	—	—	—	—	—

Commercial revenue	1,522	1,568	1,646	1,758	1,830	1,995	2,182

Gains (losses) on financial transactions	48	84	53	(1)	77	58	86

Gross operating income	1,570	1,652	1,699	1,757	1,907	2,053	2,269

Income from non-financial services (net) and other operating income	(16)	(19)	(13)	(39)	(30)	(31)	(40)
Operating expenses	(852)	(852)	(899)	(959)	(911)	(945)	(1,012)
General administrative expenses	(789)	(786)	(839)	(887)	(842)	(871)	(925)
Personnel	(415)	(422)	(429)	(454)	(442)	(463)	(493)
Other administrative expenses	(373)	(365)	(410)	(433)	(400)	(408)	(432)
Depreciation and amortisation	(63)	(66)	(60)	(72)	(69)	(75)	(87)

Net operating income	703	781	787	759	966	1,077	1,216

Net loan loss provisions	(162)	(200)	(198)	(303)	(327)	(369)	(445)
Other income	(6)	(114)	(61)	(58)	16	(88)	(98)

Profit before taxes (w/o capital gains)	534	466	528	398	655	620	673

Retail Banking Latin America
Million dollars

			Variation
	9M ’07	9M ’06	Amount	%
Income statement
Net interest income	5,705	4,093	1,612	39.4

Income from companies accounted for by the equity method	3	7	(4)	(57.2)
Net fees	2,364	1,787	577	32.3
Insurance activity	—	—	—	—

Commercial revenue	8,072	5,887	2,185	37.1

Gains (losses) on financial transactions	298	230	67	29.2

Gross operating income	8,370	6,118	2,252	36.8

Income from non-financial services (net) and other operating income	(136)	(60)	(76)	125.8
Operating expenses	(3,855)	(3,236)	(619)	19.1
General administrative expenses	(3,544)	(3,001)	(544)	18.1
Personnel	(1,878)	(1,574)	(304)	19.3
Other administrative expenses	(1,666)	(1,427)	(239)	16.8
Depreciation and amortisation	(310)	(235)	(76)	32.3

Net operating income	4,380	2,822	1,558	55.2

Net loan loss provisions	(1,534)	(697)	(837)	120.2
Other income	(228)	(225)	(3)	1.3

Profit before taxes	2,618	1,900	718	37.8

Retail Banking Latin America
Million dollars

	Q1 ’06	Q2 ’06	Q3 ’06	Q4 ’06	Q1 ’07	Q2 ’07	Q3 ’07
Income statement
Net interest income	1,249	1,362	1,482	1,567	1,687	1,890	2,127

Income from companies accounted for by the equity method	3	3	1	2	2	(0)	1
Net fees	578	601	609	683	709	795	860
Insurance activity	—	—	—	—	—	—	—

Commercial revenue	1,829	1,966	2,092	2,253	2,399	2,685	2,989

Gains (losses) on financial transactions	58	105	68	1	101	78	118

Gross operating income	1,887	2,070	2,160	2,254	2,500	2,763	3,107

Income from non-financial services (net) and other operating income	(19)	(24)	(17)	(50)	(40)	(41)	(55)
Operating expenses	(1,024)	(1,069)	(1,143)	(1,229)	(1,194)	(1,273)	(1,388)
General administrative expenses	(948)	(987)	(1,066)	(1,137)	(1,103)	(1,173)	(1,268)
Personnel	(499)	(529)	(546)	(582)	(579)	(624)	(676)
Other administrative expenses	(448)	(458)	(521)	(554)	(525)	(549)	(593)
Depreciation and amortisation	(76)	(83)	(76)	(92)	(91)	(100)	(119)

Net operating income	844	977	1,000	975	1,266	1,449	1,664

Net loan loss provisions	(195)	(250)	(251)	(386)	(429)	(496)	(609)
Other income	(7)	(140)	(78)	(75)	21	(116)	(133)

Profit before taxes (w/o capital gains)	642	587	671	514	858	836	923

Retail Banking Brazil
Million euros

			Variation
	9M ’07	9M ’06	Amount	%
Income statement
Net interest income	1,565	1,123	441	39.3

Income from companies accounted for by the equity method	1	1	(0)	(21.8)
Net fees	761	604	157	26.0
Insurance activity	—	—	—	—

Commercial revenue	2,326	1,728	598	34.6

Gains (losses) on financial transactions	91	176	(85)	(48.4)

Gross operating income	2,417	1,904	513	27.0

Income from non-financial services (net) and other operating income	(16)	19	(35)	—
Operating expenses	(1,171)	(1,075)	(96)	8.9
General administrative expenses	(1,082)	(1,007)	(75)	7.4
Personnel	(533)	(503)	(30)	5.9
Other administrative expenses	(549)	(504)	(45)	8.9
Depreciation and amortisation	(89)	(67)	(22)	32.1

Net operating income	1,230	848	382	45.0

Net loan loss provisions	(556)	(318)	(239)	75.2
Other income	(138)	(111)	(28)	24.8

Profit before taxes	535	420	116	27.5

Retail Banking Brazil
Million euros

	Q1 ’06	Q2 ’06	Q3 ’06	Q4 ’06	Q1 ’07	Q2 ’07	Q3 ’07
Income statement
Net interest income	383	368	372	417	463	513	588

Income from companies accounted for by the equity method	1	0	(0)	0	0	0	0
Net fees	199	201	204	235	231	262	268
Insurance activity	—	—	—	—	—	—	—

Commercial revenue	583	570	575	652	694	775	857

Gains (losses) on financial transactions	26	78	71	(13)	19	34	38

Gross operating income	609	648	646	639	713	809	895

Income from non-financial services (net) and other operating income	5	6	9	(20)	(2)	(5)	(10)
Operating expenses	(356)	(352)	(367)	(376)	(374)	(387)	(410)
General administrative expenses	(333)	(330)	(345)	(348)	(347)	(358)	(377)
Personnel	(170)	(168)	(165)	(174)	(169)	(177)	(188)
Other administrative expenses	(163)	(162)	(179)	(174)	(178)	(181)	(189)
Depreciation and amortisation	(23)	(22)	(22)	(28)	(27)	(29)	(33)

Net operating income	258	302	288	243	338	416	476

Net loan loss provisions	(99)	(122)	(97)	(149)	(173)	(172)	(212)
Other income	1	(65)	(47)	(93)	(2)	(68)	(68)

Profit before taxes (w/o capital gains)	160	115	145	1	163	177	196

Other information

Spread	20.95	20.48	19.28	18.01	18.24	18.05	17.72

Spread loans	18.42	18.43	17.38	16.34	16.62	16.63	16.34
Spread deposits	2.53	2.05	1.90	1.67	1.62	1.42	1.38

Retail Banking Brazil

Million dollars

			Variation
	9M ’07	9M ’06	Amount	%
Income statement
Net interest income	2,102	1,396	706	50.6

Income from companies accounted for by the equity method	1	1	(0)	(15.4)
Net fees	1,022	750	272	36.2
Insurance activity	—	—	—	—

Commercial revenue	3,126	2,148	978	45.5

Gains (losses) on financial transactions	122	218	(96)	(44.2)

Gross operating income	3,248	2,367	881	37.2

Income from non-financial services (net) and other operating income	(22)	24	(45)	—
Operating expenses	(1,573)	(1,336)	(237)	17.8
General administrative expenses	(1,454)	(1,252)	(201)	16.1
Personnel	(716)	(626)	(90)	14.4
Other administrative expenses	(737)	(626)	(111)	17.7
Depreciation and amortisation	(120)	(84)	(36)	42.8

Net operating income	1,653	1,054	599	56.8

Net loan loss provisions	(748)	(395)	(353)	89.4
Other income	(186)	(138)	(48)	35.0

Profit before taxes	719	522	198	37.9

Retail Banking Brazil

Million dollars

	Q1 ’06	Q2 ’06	Q3 ’06	Q4 ’06	Q1 ’07	Q2 ’07	Q3 ’07
Income statement
Net interest income	461	463	473	535	607	690	805

Income from companies accounted for by the equity method	1	1	(0)	0	0	0	0
Net fees	239	252	259	301	303	352	367
Insurance activity	—	—	—	—	—	—	—

Commercial revenue	701	715	732	836	910	1,043	1,173

Gains (losses) on financial transactions	32	97	90	(15)	24	45	52

Gross operating income	732	812	822	821	935	1,088	1,225

Income from non-financial services (net) and other operating income	5	7	11	(25)	(2)	(6)	(13)
Operating expenses	(428)	(442)	(466)	(482)	(490)	(522)	(562)
General administrative expenses	(400)	(414)	(438)	(446)	(454)	(482)	(517)
Personnel	(204)	(211)	(211)	(223)	(221)	(238)	(257)
Other administrative expenses	(195)	(203)	(228)	(224)	(233)	(244)	(260)
Depreciation and amortisation	(28)	(28)	(28)	(35)	(35)	(39)	(45)

Net operating income	310	377	367	314	443	560	650

Net loan loss provisions	(119)	(153)	(123)	(190)	(227)	(231)	(290)
Other income	1	(79)	(59)	(118)	(3)	(90)	(92)

Profit before taxes (w/o capital gains)	193	145	184	6	213	238	268

Retail Banking Brazil

Million brazilian real

			Variation
	9M ’07	9M ’06	Amount	%
Income statement
Net interest income	4,204	3,049	1,155	37.9

Income from companies accounted for by the equity method	2	3	(1)	(22.5)
Net fees	2,044	1,638	406	24.8
Insurance activity	—	—	—	—

Commercial revenue	6,250	4,690	1,560	33.3

Gains (losses) on financial transactions	244	477	(233)	(48.9)

Gross operating income	6,494	5,166	1,327	25.7

Income from non-financial services (net) and other operating income	(43)	52	(95)	—
Operating expenses	(3,146)	(2,916)	(229)	7.9
General administrative expenses	(2,907)	(2,734)	(173)	6.3
Personnel	(1,432)	(1,366)	(66)	4.8
Other administrative expenses	(1,475)	(1,367)	(107)	7.8
Depreciation and amortisation	(239)	(183)	(56)	30.8

Net operating income	3,305	2,302	1,003	43.6

Net loan loss provisions	(1,495)	(862)	(633)	73.5
Other income	(371)	(300)	(71)	23.6

Profit before taxes	1,438	1,139	299	26.3

Retail Banking Brazil

Million brazilian real

	Q1 ’06	Q2 ’06	Q3 ’06	Q4 ’06	Q1 ’07	Q2 ’07	Q3 ’07
Income statement
Net interest income	1,010	1,012	1,027	1,153	1,279	1,372	1,552

Income from companies accounted for by the equity method	2	1	(0)	1	1	1	1
Net fees	525	551	562	648	638	701	705
Insurance activity	—	—	—	—	—	—	—

Commercial revenue	1,536	1,564	1,589	1,802	1,918	2,074	2,258

Gains (losses) on financial transactions	69	212	195	(34)	52	90	101

Gross operating income	1,606	1,776	1,784	1,768	1,969	2,165	2,360

Income from non-financial services (net) and other operating income	12	16	24	(55)	(4)	(13)	(26)
Operating expenses	(938)	(967)	(1,012)	(1,039)	(1,032)	(1,036)	(1,078)
General administrative expenses	(876)	(905)	(952)	(962)	(957)	(958)	(992)
Personnel	(448)	(461)	(457)	(480)	(466)	(473)	(494)
Other administrative expenses	(428)	(444)	(495)	(482)	(492)	(485)	(498)
Depreciation and amortisation	(61)	(61)	(60)	(76)	(74)	(78)	(87)

Net operating income	680	826	796	675	933	1,116	1,255

Net loan loss provisions	(260)	(335)	(267)	(411)	(477)	(459)	(559)
Other income	3	(174)	(129)	(255)	(6)	(185)	(181)

Profit before taxes (w/o capital gains)	423	317	400	9	450	473	515

Retail Banking Mexico

Million euros

			Variation
	9M ’07	9M ’06	Amount	%
Income statement
Net interest income	1,177	895	282	31.5

Income from companies accounted for by the equity method	—	—	—	—
Net fees	357	289	68	23.6
Insurance activity	—	—	—	—

Commercial revenue	1,534	1,183	350	29.6

Gains (losses) on financial transactions	97	14	83	587.9

Gross operating income	1,631	1,198	433	36.2

Income from non-financial services (net) and other operating income	(36)	(38)	2	(4.8)
Operating expenses	(618)	(592)	(26)	4.4
General administrative expenses	(566)	(547)	(18)	3.4
Personnel	(291)	(264)	(27)	10.1
Other administrative expenses	(275)	(283)	8	(2.9)
Depreciation and amortisation	(52)	(45)	(8)	17.0

Net operating income	977	568	409	72.0

Net loan loss provisions	(309)	(107)	(202)	189.6
Other income	(20)	(20)	(0)	1.2

Profit before taxes	647	441	206	46.8

Retail Banking Mexico

Million euros

	Q1 ’06	Q2 ’06	Q3 ’06	Q4 ’06	Q1 ’07	Q2 ’07	Q3 ’07
Income statement
Net interest income	280	275	341	377	374	386	417

Income from companies accounted for by the equity method	—	—	—	—	0	(0)	(0)
Net fees	103	95	91	105	107	115	135
Insurance activity	—	—	—	—	—	—	—

Commercial revenue	382	370	432	482	481	501	552

Gains (losses) on financial transactions	8	13	(7)	1	33	23	41

Gross operating income	390	383	425	483	514	524	593

Income from non-financial services (net) and other operating income	(11)	(15)	(12)	(13)	(15)	(9)	(12)
Operating expenses	(198)	(184)	(210)	(234)	(200)	(195)	(223)
General administrative expenses	(183)	(171)	(194)	(216)	(183)	(178)	(205)
Personnel	(91)	(84)	(89)	(92)	(93)	(94)	(104)
Other administrative expenses	(92)	(87)	(105)	(124)	(90)	(84)	(101)
Depreciation and amortisation	(15)	(14)	(16)	(18)	(17)	(17)	(18)

Net operating income	181	183	203	237	299	319	358

Net loan loss provisions	(26)	(36)	(44)	(91)	(92)	(113)	(105)
Other income	(14)	(1)	(5)	21	(2)	(3)	(15)

Profit before taxes (w/o capital gains)	141	146	154	167	205	204	239

Other information

Spread	11.62	12.21	13.64	14.20	14.39	14.25	14.41

Spread loans	8.13	9.05	10.34	10.72	10.84	10.79	10.99
Spread deposits	3.49	3.16	3.30	3.48	3.55	3.46	3.42

Retail Banking Mexico
Million dollars

			Variation
	9M ’07	9M ’06	Amount	%
Income statement
Net interest income	1,582	1,113	469	42.2

Income from companies accounted for by the equity method	—	—	—	—
Net fees	479	359	121	33.6
Insurance activity	—	—	—	—

Commercial revenue	2,061	1,471	590	40.1

Gains (losses) on financial transactions	130	18	113	643.5

Gross operating income	2,191	1,489	703	47.2

Income from non-financial services (net) and other operating income	(48)	(47)	(1)	2.9
Operating expenses	(830)	(736)	(94)	12.8
General administrative expenses	(760)	(680)	(80)	11.7
Personnel	(391)	(328)	(63)	19.1
Other administrative expenses	(370)	(352)	(17)	4.9
Depreciation and amortisation	(70)	(55)	(15)	26.4

Net operating income	1,313	706	607	85.9

Net loan loss provisions	(415)	(133)	(283)	213.1
Other income	(27)	(25)	(2)	9.4

Profit before taxes	870	548	322	58.7

Retail Banking Mexico
Million dollars

	Q1 ’06	Q2 ’06	Q3 ’06	Q4 ’06	Q1 ’07	Q2 ’07	Q3 ’07
Income statement
Net interest income	336	345	432	481	490	520	572

Income from companies accounted for by the equity method	—	—	—	—	0	(0)	(0)
Net fees	123	119	116	135	140	155	184
Insurance activity	—	—	—	—	—	—	—

Commercial revenue	459	464	548	616	630	675	756

Gains (losses) on financial transactions	10	16	(8)	2	44	31	56

Gross operating income	469	480	539	618	673	706	812

Income from non-financial services (net) and other operating income	(13)	(18)	(15)	(16)	(19)	(13)	(16)
Operating expenses	(238)	(232)	(266)	(299)	(262)	(263)	(306)
General administrative expenses	(220)	(214)	(246)	(277)	(240)	(240)	(281)
Personnel	(109)	(106)	(113)	(118)	(121)	(126)	(143)
Other administrative expenses	(111)	(109)	(133)	(158)	(118)	(114)	(138)
Depreciation and amortisation	(18)	(17)	(20)	(23)	(22)	(23)	(25)

Net operating income	218	230	258	303	393	430	490

Net loan loss provisions	(32)	(45)	(56)	(115)	(121)	(151)	(144)
Other income	(17)	(2)	(6)	26	(3)	(4)	(20)

Profit before taxes (w/o capital gains)	169	183	196	214	269	274	327

Retail Banking Mexico
Million new mexican peso

			Variation
	9M ’07	9M ’06	Amount	%
Income statement
Net interest income	17,320	12,120	5,200	42.9

Income from companies accounted for by the equity method	—	—	—	—
Net fees	5,249	3,908	1,340	34.3
Insurance activity	—	—	—	—

Commercial revenue	22,568	16,028	6,540	40.8

Gains (losses) on financial transactions	1,426	191	1,235	647.3

Gross operating income	23,994	16,219	7,775	47.9

Income from non-financial services (net) and other operating income	(529)	(511)	(18)	3.5
Operating expenses	(9,091)	(8,016)	(1,075)	13.4
General administrative expenses	(8,324)	(7,413)	(912)	12.3
Personnel	(4,276)	(3,573)	(703)	19.7
Other administrative expenses	(4,048)	(3,839)	(209)	5.4
Depreciation and amortisation	(766)	(603)	(163)	27.1

Net operating income	14,374	7,692	6,683	86.9

Net loan loss provisions	(4,549)	(1,446)	(3,103)	214.7
Other income	(301)	(273)	(27)	10.0

Profit before taxes	9,525	5,973	3,552	59.5

Retail Banking Mexico
Million new mexican peso

	Q1 ’06	Q2 ’06	Q3 ’06	Q4 ’06	Q1 ’07	Q2 ’07	Q3 ’07
Income statement
Net interest income	3,562	3,841	4,717	5,244	5,395	5,660	6,265

Income from companies accounted for by the equity method	—	—	—	—	0	(0)	(0)
Net fees	1,306	1,328	1,274	1,470	1,545	1,687	2,017
Insurance activity	—	—	—	—	—	—	—

Commercial revenue	4,868	5,169	5,991	6,715	6,940	7,347	8,281

Gains (losses) on financial transactions	104	178	(92)	21	479	332	614

Gross operating income	4,972	5,348	5,899	6,735	7,419	7,679	8,895

Income from non-financial services (net) and other operating income	(142)	(204)	(166)	(176)	(214)	(140)	(175)
Operating expenses	(2,519)	(2,584)	(2,913)	(3,262)	(2,881)	(2,861)	(3,348)
General administrative expenses	(2,332)	(2,391)	(2,689)	(3,013)	(2,639)	(2,609)	(3,076)
Personnel	(1,155)	(1,179)	(1,239)	(1,287)	(1,336)	(1,374)	(1,566)
Other administrative expenses	(1,177)	(1,212)	(1,450)	(1,726)	(1,303)	(1,236)	(1,510)
Depreciation and amortisation	(187)	(192)	(224)	(249)	(242)	(252)	(272)

Net operating income	2,311	2,560	2,820	3,298	4,324	4,679	5,371

Net loan loss provisions	(338)	(501)	(607)	(1,248)	(1,328)	(1,648)	(1,573)
Other income	(181)	(24)	(68)	280	(35)	(45)	(221)

Profit before taxes (w/o capital gains)	1,792	2,035	2,145	2,330	2,961	2,986	3,578

Retail Banking Chile
Million euros

			Variation
	9M ’07	9M ’06	Amount	%
Income statement
Net interest income	715	653	62	9.5

Income from companies accounted for by the equity method	(3)	1	(4)	—
Net fees	196	181	15	8.6
Insurance activity	—	—	—	—

Commercial revenue	908	834	74	8.8

Gains (losses) on financial transactions	12	(14)	26	—

Gross operating income	919	820	99	12.1

Income from non-financial services (net) and other operating income	(15)	(8)	(7)	82.3
Operating expenses	(392)	(360)	(33)	9.1
General administrative expenses	(351)	(323)	(28)	8.7
Personnel	(217)	(200)	(18)	8.9
Other administrative expenses	(133)	(123)	(10)	8.3
Depreciation and amortisation	(42)	(37)	(5)	12.5

Net operating income	512	452	60	13.3

Net loan loss provisions	(120)	(89)	(31)	35.3
Other income	43	(49)	92	—

Profit before taxes	436	315	121	38.4

Retail Banking Chile
Million euros

	Q1 ’06	Q2 ’06	Q3 ’06	Q4 ’06	Q1 ’07	Q2 ’07	Q3 ’07
Income statement
Net interest income	186	231	236	188	202	242	270

Income from companies accounted for by the equity method	0	0	0	0	(0)	(1)	(1)
Net fees	60	60	60	60	62	65	69
Insurance activity	—	—	—	—	—	—	—

Commercial revenue	246	292	296	248	265	306	337

Gains (losses) on financial transactions	10	(12)	(12)	11	23	(9)	(3)

Gross operating income	256	279	284	259	288	297	334

Income from non-financial services (net) and other operating income	(3)	(4)	(2)	(3)	(5)	(5)	(5)
Operating expenses	(114)	(123)	(123)	(134)	(118)	(134)	(141)
General administrative expenses	(102)	(105)	(115)	(125)	(107)	(121)	(123)
Personnel	(61)	(69)	(70)	(85)	(65)	(75)	(77)
Other administrative expenses	(41)	(37)	(46)	(40)	(41)	(46)	(46)
Depreciation and amortisation	(12)	(18)	(7)	(9)	(11)	(13)	(17)

Net operating income	140	153	160	122	165	158	189

Net loan loss provisions	(28)	(34)	(26)	(24)	(32)	(31)	(57)
Other income	(2)	(18)	(29)	40	12	18	14

Profit before taxes (w/o capital gains)	110	101	105	138	145	145	146

Other information

Spread	6.86	7.11	6.97	6.94	7.28	6.97	7.50

Spread loans	5.07	5.07	4.95	4.91	5.08	5.14	5.27
Spread deposits	1.79	2.04	2.02	2.03	2.20	1.83	2.23

Retail Banking Chile
Million dollars

			Variation
	9M ’07	9M ’06	Amount	%
Income statement
Net interest income	960	811	149	18.4

Income from companies accounted for by the equity method	(4)	1	(5)	—
Net fees	263	224	39	17.4
Insurance activity	—	—	—	—

Commercial revenue	1,220	1,037	183	17.6

Gains (losses) on financial transactions	15	(18)	33	—

Gross operating income	1,235	1,019	216	21.2

Income from non-financial services (net) and other operating income	(20)	(10)	(10)	97.1
Operating expenses	(527)	(447)	(80)	17.9
General administrative expenses	(471)	(401)	(70)	17.5
Personnel	(292)	(248)	(44)	17.7
Other administrative expenses	(179)	(153)	(26)	17.0
Depreciation and amortisation	(56)	(46)	(10)	21.6

Net operating income	688	562	126	22.5

Net loan loss provisions	(161)	(110)	(51)	46.2
Other income	58	(60)	119	—

Profit before taxes	586	392	194	49.5

Retail Banking Chile
Million dollars

	Q1 ’06	Q2 ’06	Q3 ’06	Q4 ’06	Q1 ’07	Q2 ’07	Q3 ’07
Income statement
Net interest income	223	289	300	242	265	326	369

Income from companies accounted for by the equity method	0	1	0	0	(0)	(2)	(2)
Net fees	73	75	76	77	82	88	94
Insurance activity	—	—	—	—	—	—	—

Commercial revenue	296	365	376	320	347	412	462

Gains (losses) on financial transactions	12	(15)	(15)	14	31	(11)	(4)

Gross operating income	308	350	362	334	377	400	458

Income from non-financial services (net) and other operating income	(3)	(4)	(3)	(4)	(6)	(7)	(7)
Operating expenses	(137)	(154)	(156)	(171)	(154)	(180)	(193)
General administrative expenses	(123)	(132)	(147)	(160)	(140)	(163)	(169)
Personnel	(73)	(86)	(89)	(109)	(86)	(101)	(106)
Other administrative expenses	(49)	(46)	(58)	(51)	(54)	(62)	(63)
Depreciation and amortisation	(14)	(22)	(10)	(11)	(15)	(18)	(24)

Net operating income	168	191	203	158	217	213	259

Net loan loss provisions	(34)	(43)	(33)	(31)	(41)	(42)	(77)
Other income	(2)	(22)	(36)	50	15	24	19

Profit before taxes (w/o capital gains)	132	127	133	177	190	195	201

Retail Banking Chile
Million chilean peso

			Variation
	9M ’07	9M ’06	Amount	%
Income statement
Net interest income	508,011	430,777	77,234	17.9

Income from companies accounted for by the equity method	(2,055)	698	(2,753)	—
Net fees	139,314	119,158	20,157	16.9
Insurance activity	—	—	—	—

Commercial revenue	645,271	550,633	94,638	17.2

Gains (losses) on financial transactions	8,191	(9,406)	17,597	—

Gross operating income	653,461	541,227	112,235	20.7

Income from non-financial services (net) and other operating income	(10,480)	(5,337)	(5,142)	96.3
Operating expenses	(278,883)	(237,474)	(41,409)	17.4
General administrative expenses	(249,184)	(212,964)	(36,220)	17.0
Personnel	(154,481)	(131,723)	(22,759)	17.3
Other administrative expenses	(94,703)	(81,241)	(13,462)	16.6
Depreciation and amortisation	(29,699)	(24,510)	(5,189)	21.2

Net operating income	364,098	298,415	65,683	22.0

Net loan loss provisions	(85,106)	(58,422)	(26,683)	45.7
Other income	30,815	(32,040)	62,855	—

Profit before taxes	309,807	207,953	101,854	49.0

Retail Banking Chile
Million chilean peso

	Q1 ’06	Q2 ’06	Q3 ’06	Q4 ’06	Q1 ’07	Q2 ’07	Q3 ’07
Income statement
Net interest income	117,431	152,198	161,148	127,973	143,353	171,987	192,671

Income from companies accounted for by the equity method	236	303	160	56	(168)	(950)	(937)
Net fees	38,227	39,794	41,136	40,955	44,236	46,167	48,911
Insurance activity	—	—	—	—	—	—	—

Commercial revenue	155,894	192,295	202,445	168,984	187,422	217,204	240,645

Gains (losses) on financial transactions	6,277	(7,810)	(7,874)	7,499	16,536	(6,346)	(1,999)

Gross operating income	162,171	184,485	194,571	176,482	203,958	210,858	238,645

Income from non-financial services (net) and other operating income	(1,590)	(2,366)	(1,382)	(2,245)	(3,456)	(3,598)	(3,425)
Operating expenses	(72,230)	(81,170)	(84,074)	(90,722)	(83,450)	(95,048)	(100,386)
General administrative expenses	(64,619)	(69,538)	(78,807)	(84,661)	(75,475)	(85,730)	(87,980)
Personnel	(38,647)	(45,293)	(47,782)	(57,519)	(46,211)	(53,266)	(55,004)
Other administrative expenses	(25,972)	(24,245)	(31,025)	(27,142)	(29,264)	(32,464)	(32,975)
Depreciation and amortisation	(7,611)	(11,632)	(5,267)	(6,062)	(7,975)	(9,318)	(12,406)

Net operating income	88,351	100,949	109,115	83,515	117,052	112,212	134,834

Net loan loss provisions	(17,906)	(22,545)	(17,971)	(16,512)	(22,413)	(22,129)	(40,563)
Other income	(1,104)	(11,559)	(19,377)	26,507	8,182	12,516	10,117

Profit before taxes (w/o capital gains)	69,340	66,845	71,767	93,509	102,820	102,599	104,388

Global Wholesale Banking
Million euros

			Variation
	9M ’07	9M ’06	Amount	%
Income statement
Net interest income	1,065	962	103	10.7

Income from companies accounted for by the equity method	—	—	—	—
Net fees	696	495	202	40.8
Insurance activity	—	—	—	—

Commercial revenue	1,761	1,457	305	20.9

Gains (losses) on financial transactions	526	498	28	5.6

Gross operating income	2,288	1,955	333	17.0

Income from non-financial services (net) and other operating income	(21)	(25)	4	(15.3)
Operating expenses	(652)	(551)	(101)	18.3
General administrative expenses	(584)	(502)	(82)	16.3
Personnel	(362)	(315)	(47)	14.8
Other administrative expenses	(222)	(187)	(35)	18.9
Depreciation and amortisation	(68)	(49)	(19)	38.2

Net operating income	1,615	1,379	236	17.1

Net loan loss provisions	48	(249)	298	—
Other income	(31)	9	(40)	—

Profit before taxes	1,632	1,139	493	43.3

			Variation
	30.09.07	30.09.06	Amount	%
Business volumes
Total assets	173,315	146,675	26,640	18.2
Loans and credits	47,540	44,510	3,030	6.8
Customer deposits	41,914	47,188	(5,274)	(11.2)

Global Wholesale Banking
Million euros

	Q1 ’06	Q2 ’06	Q3 ’06	Q4 ’06	Q1 ’07	Q2 ’07	Q3 ’07
Income statement
Net interest income	284	320	358	279	325	365	374

Income from companies accounted for by the equity method	—	—	—	—	—	—	—
Net fees	156	143	196	151	325	190	182
Insurance activity	—	—	—	—	—	—	—

Commercial revenue	440	463	554	430	650	555	556

Gains (losses) on financial transactions	237	5	256	191	281	193	53

Gross operating income	677	468	810	622	931	748	609

Income from non-financial services (net) and other operating income	(9)	(8)	(8)	(9)	(7)	(8)	(6)
Operating expenses	(187)	(178)	(187)	(215)	(207)	(216)	(229)
General administrative expenses	(169)	(161)	(172)	(196)	(186)	(193)	(205)
Personnel	(106)	(102)	(107)	(132)	(116)	(121)	(124)
Other administrative expenses	(63)	(60)	(64)	(65)	(70)	(72)	(81)
Depreciation and amortisation	(17)	(16)	(16)	(19)	(21)	(23)	(24)

Net operating income	482	282	615	398	717	524	374

Net loan loss provisions	(47)	(65)	(137)	(58)	44	26	(22)
Other income	37	16	(44)	(53)	34	(42)	(23)

Profit before taxes (w/o capital gains)	472	233	433	286	795	508	329

	31.03.06	30.06.06	30.09.06	31.12.06	31.03.07	30.06.07	30.09.07
Business volumes
Total assets	142,395	140,837	146,675	153,005	154,173	160,879	173,315
Loans and credits	34,161	36,087	44,510	47,948	45,508	47,172	47,540
Customer deposits	46,520	43,242	47,188	42,194	42,117	42,936	41,914

Asset Management and Insurance
Million euros

			Variation
	9M ’07	9M ’06	Amount	%
Income statement
Net interest income	43	31	12	40.4

Income from companies accounted for by the equity method	—	—	—	—
Net fees	460	457	3	0.7
Insurance activity	307	216	91	42.1

Commercial revenue	811	705	107	15.1

Gains (losses) on financial transactions	36	20	16	81.0

Gross operating income	847	724	123	16.9

Income from non-financial services (net) and other operating income	(4)	(0)	(4)	—
Operating expenses	(270)	(252)	(17)	6.8
General administrative expenses	(252)	(241)	(10)	4.3
Personnel	(145)	(135)	(10)	7.6
Other administrative expenses	(107)	(107)	(0)	0.1
Depreciation and amortisation	(18)	(11)	(7)	61.2

Net operating income	573	472	102	21.6

Net loan loss provisions	(0)	0	(0)	—
Other income	(27)	(7)	(20)	284.1

Profit before taxes	546	465	81	17.5

			Variation
	30.09.07	30.09.06	Amount	%
Business volumes
Total assets	19,036	11,476	7,560	65.9
Loans and credits	255	164	91	55.4
Customer deposits	10	1	9	—

Asset Management and Insurance
Million euros

	Q1 ’06	Q2 ’06	Q3 ’06	Q4 ’06	Q1 ’07	Q2 ’07	Q3 ’07
Income statement
Net interest income	9	11	11	12	12	17	14

Income from companies accounted for by the equity method	—	—	—	—	—	—	—
Net fees	156	149	152	165	154	155	152
Insurance activity	66	79	72	85	96	93	119

Commercial revenue	231	239	234	262	262	265	285

Gains (losses) on financial transactions	12	(3)	10	15	6	11	19

Gross operating income	244	236	245	277	268	276	304

Income from non-financial services (net) and other operating income	(0)	0	0	(1)	(0)	(0)	(3)
Operating expenses	(84)	(83)	(85)	(109)	(95)	(88)	(86)
General administrative expenses	(80)	(79)	(83)	(99)	(88)	(83)	(80)
Personnel	(45)	(45)	(45)	(51)	(48)	(49)	(48)
Other administrative expenses	(34)	(34)	(39)	(48)	(41)	(34)	(32)
Depreciation and amortisation	(4)	(4)	(2)	(10)	(7)	(5)	(6)

Net operating income	159	153	159	166	172	187	214

Net loan loss provisions	0	(0)	0	0	(0)	(0)	(0)
Other income	(2)	(3)	(2)	(5)	(5)	1	(23)

Profit before taxes (w/o capital gains)	158	150	157	162	167	188	191

	31.03.06	30.06.06	30.09.06	31.12.06	31.03.07	30.06.07	30.09.07
Business volumes
Total assets	9,835	10,337	11,476	15,667	17,796	18,297	19,036
Loans and credits	162	158	164	171	142	224	255
Customer deposits	1	2	1	0	0	5	10

NPL ratio
%

	31.03.06	30.06.06	30.09.06	31.12.06	31.03.07	30.06.07	30.09.07

Continental Europe*	0.84	0.80	0.81	0.80	0.80	0.79	0.84

Santander Branch Network	0.56	0.55	0.57	0.57	0.56	0.57	0.66
Banesto	0.46	0.45	0.43	0.42	0.42	0.42	0.43
Santander Consumer Finance	2.41	2.46	2.57	2.57	2.66	2.78	2.81
Portugal*	1.57	1.34	1.38	1.25	1.16	1.27	1.30

United Kingdom (Abbey)	0.64	0.63	0.64	0.60	0.55	0.55	0.58

Latin America	1.71	1.77	1.65	1.38	1.50	1.61	1.77

Brazil	2.76	3.06	2.82	2.38	2.62	2.70	2.79
Mexico	0.69	0.89	0.90	0.64	0.83	1.05	1.09
Chile	2.15	1.90	1.78	1.59	1.70	1.88	2.08

Operating Areas*	0.88	0.85	0.84	0.80	0.80	0.81	0.87

Spain	0.56	0.54	0.55	0.53	0.51	0.51	0.56

(**).-	2006 data were drawn up on the basis of 2007 information

NPL coverage
%

	31.03.06	30.06.06	30.09.06	31.12.06	31.03.07	30.06.07	30.09.07

Continental Europe*	221.71	227.60	224.57	223.80	202.49	210.80	196.09

Santander Branch Network	299.75	313.42	298.84	295.80	298.79	291.13	254.09
Banesto	392.62	393.44	399.94	396.13	393.19	385.51	369.08
Santander Consumer Finance	124.43	119.46	113.83	114.10	114.43	113.13	103.72
Portugal*	117.28	126.90	127.76	129.67	127.55	120.53	118.53

United Kingdom (Abbey)	79.32	81.98	84.18	85.88	81.38	78.40	74.08

Latin America	183.37	167.53	166.55	167.29	160.00	150.57	139.16

Brazil	126.24	109.28	106.61	102.78	98.77	101.72	102.15
Mexico	335.91	251.48	240.83	279.19	241.35	216.93	210.43
Chile	165.07	174.22	168.01	152.62	147.57	132.02	121.04

Operating Areas*	175.07	175.01	175.03	176.49	164.03	167.04	156.53

Spain	322.28	330.79	325.24	328.37	292.15	309.72	280.24

(**).-	2006 data were drawn up on the basis of 2007 information

Spreads loans and deposits
%

	Q1 ’06	Q2 ’06	Q3 ’06	Q4 ’06	Q1 ’07	Q2 ’07	Q3 ’07

Santander Branch Network
Spread loans	1.39	1.29	1.31	1.28	1.25	1.26	1.24
Spread deposits	1.71	1.87	1.95	2.16	2.22	2.43	2.70

SUM	3.10	3.16	3.26	3.44	3.47	3.69	3.94

Retail Banking Banesto
Spread loans	1.38	1.36	1.30	1.31	1.32	1.28	1.29
Spread deposits	1.54	1.64	1.83	1.92	2.03	2.11	2.19

SUM	2.92	3.00	3.13	3.23	3.35	3.39	3.48

Santander Consumer Finance
Spread loans	4.79	4.58	4.15	3.83	3.69	3.52	3.34

Retail Banking Portugal
Spread loans	1.66	1.63	1.56	1.53	1.46	1.43	1.35
Spread deposits	1.19	1.21	1.24	1.26	1.27	1.30	1.34

SUM	2.85	2.84	2.80	2.79	2.73	2.73	2.69

Retail Banking Abbey
Spread loans	0.72	0.73	0.70	0.69	0.69	0.69	0.65
Spread deposits	1.09	1.11	1.14	1.20	1.28	1.32	1.36

SUM	1.81	1.84	1.84	1.89	1.97	2.01	2.01

Retail Banking Brazil
Spread loans	18.42	18.43	17.38	16.34	16.62	16.63	16.34
Spread deposits	2.53	2.05	1.90	1.67	1.62	1.42	1.38

SUM	20.95	20.48	19.28	18.01	18.24	18.05	17.72

Retail Banking Mexico
Spread loans	8.13	9.05	10.34	10.72	10.84	10.79	10.99
Spread deposits	3.49	3.16	3.30	3.48	3.55	3.46	3.42

SUM	11.62	12.21	13.64	14.20	14.39	14.25	14.41

Retail Banking Chile
Spread loans	5.07	5.07	4.95	4.91	5.08	5.14	5.27
Spread deposits	1.79	2.04	2.02	2.03	2.20	1.83	2.23

SUM	6.86	7.11	6.97	6.94	7.28	6.97	7.50

Risk-weighted assets*
Million euros

	31.03.06	30.06.06	30.09.06	31.12.06	31.03.07	30.06.07	30.09.07

Continental Europe	224,261	243,986	253,120	258,781	258,788	273,642	281,606

Santander Branch Network	83,524	90,175	93,673	94,348	95,478	99,718	102,922
Banesto	55,413	56,929	58,776	62,845	64,887	66,944	69,818
Santander Consumer	28,405	31,810	31,465	33,713	32,936	31,576	33,143
Portugal	22,891	23,022	22,959	22,057	21,689	22,256	22,670

United Kingdom (Abbey)	105,323	100,523	96,344	97,277	90,473	89,774	94,265

Latin America	64,257	61,044	64,565	70,241	72,831	74,882	74,795

Brazil	16,811	15,303	16,082	18,200	19,484	21,106	21,996
Mexico	13,017	12,778	15,196	15,850	15,965	15,123	15,050
Chile	14,403	13,232	14,112	13,873	14,876	14,479	15,564

Operating Areas	393,841	405,552	414,029	426,299	422,092	438,298	450,667

Financial management and equity stakes	33,767	38,868	42,716	52,434	50,846	48,093	46,979

Total	427,607	444,420	456,745	478,733	472,937	486,391	497,645

(*).-
The risk assets by business area have been changed, with retroactive effects, in order to register in them the savings derived from the differences of criteria between Basel and the Bank of Spain, which were previously reflected on a centralised basis.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.
Date: October 29, 2007	By:	/s/ José Antonio Álvarez
		Name:	José Antonio Álvarez
		Title:	Executive Vice President